Exhibit 15 (b)
2005 Annual Report
See attachment.
The 2005 Annual Report (except for the omitted portions thereof identified below) is being furnished as an exhibit to this Report. Only such specific portions of such Annual Report that are expressly stated to be incorporated by reference in this Report on Form 20-F are so incorporated by reference. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 176 through 211 of the 2005 Annual Report, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 212 through 217 of the 2005 Annual Report, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company financial statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company financial statements.

29

Innovating to grow
Annual Report 2005

We are focusing our activities on the interlocking domains of healthcare, lifestyle and technology. Understanding the needs of our customers is our starting point as we pursue innovation in every aspect of our business. We believe that fresh new ideas based on the combination of consumer insight and technology leadership — like our award-winning Ambient Experience radiology suite — are key to creating new opportunities for growth.
New ideas,
2   Philips Annual Report 2005

new opportunities
Philips Annual Report 2005   3

Contents

6	Financial highlights

8	Message from the President

14	Our company

Information on the Philips Group
28	Our structure
28	Our businesses
50	Our cooperations

52	Our leadership

60	Report of the Supervisory Board

Management discussion and analysis
68	Introduction
69	Group performance 2005 compared to 2004
69	Management summary
70	Performance of the Group
74	Performance by sector
82	Performance by region
84	Employment
85	Group performance 2004 compared to 2003
93	Liquidity and capital resources
99	Acquisitions and divestments
100	Restructuring and impairment charges
101	Risk management
115	Critical accounting policies
117	Other information
122	Proposed dividend to shareholders
123	Outlook
Group financial statements
124	Consolidated statements of income
126	Consolidated balance sheets
128	Consolidated statements of cash flows
130	Consolidated statements of stockholders’ equity
131	Information by sectors and main countries
134	Accounting policies
139	New accounting standards
140	Notes to the group financial statements
175	Auditors’ report

IFRS information
176	Management commentary
178	Consolidated statements of income
180	Consolidated balance sheets
182	Consolidated statements of cash flows
184	Consolidated statements of equity
186	Accounting policies
190	New accounting standards
192	Notes to the IFRS financial statements
210	Auditors’ report

Company financial statements
212	Balance sheets and statements of income
213	Statement of equity
214	Accounting policies
214	Notes to the company financial statements
217	Auditors’ report

218	Corporate governance

226	The Philips Group in the last ten years

228	Investor information
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular the outlook paragraph of the Management discussion and analysis in this Annual Report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth, and industry consolidation. Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2005 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
4   Philips Annual Report 2005

		Notes to the group financial statements
140	(1)	Discontinued operations
140	(2)	Acquisitions and divestments
143	(3)	Earnings before interest and tax
144	(4)	Restructuring and impairment charges
146	(5)	Financial income and expenses
147	(6)	Income taxes
148	(7)	Investments in unconsolidated companies
150	(8)	Minority interests
150	(9)	Cumulative effect of change in accounting principles
151	(10)	Earnings per share
152	(11)	Receivables
152	(12)	Inventories
152	(13)	Other current assets
152	(14)	Other non-current financial assets
153	(15)	Non-current receivables
153	(16)	Other non-current assets
153	(17)	Property, plant and equipment
154	(18)	Intangible assets excluding goodwill
154	(19)	Goodwill
155	(20)	Accrued liabilities
155	(21)	Provisions
156	(22)	Pensions
159	(23)	Postretirement benefits other than pensions
161	(24)	Other current liabilities
161	(25)	Short-term debt
162	(26)	Long-term debt
163	(27)	Other non-current liabilities
163	(28)	Leases
163	(29)	Other commitments and contingent liabilities
165	(30)	Stockholders’ equity
165	(31)	Cash from derivatives
165	(32)	Proceeds from other non-current financial assets
165	(33)	Assets received in lieu of cash from the sale of businesses
166	(34)	Related-party transactions
166	(35)	Share-based compensation
171	(36)	Information on remuneration of the individual members of the Board of Management and the Supervisory Board
173	(37)	Fair value of financial assets and liabilities
174	(38)	Other financial instruments, derivatives and currency risk
174	(39)	Subsequent events
		Notes to the IFRS financial statements
192	(40)	Discontinued operations
192	(41)	Acquisitions and divestments
194	(42)	Earnings before interest and tax
195	(43)	Financial income and expenses
196	(44)	Income taxes
197	(45)	Investments in unconsolidated companies
199	(46)	Minority interests
200	(47)	Earnings per share
200	(48)	Other current assets
200	(49)	Other non-current assets
201	(50)	Property, plant and equipment
202	(51)	Intangible assets excluding goodwill
202	(52)	Goodwill
203	(53)	Accrued liabilities
203	(54)	Provisions
204	(55)	Pensions and postretirement benefits other than pensions
206	(56)	Short-term debt
206	(57)	Long-term debt
207	(58)	Other non-current liabilities
207	(59)	Leases
208	(60)	Assets received in lieu of cash from the sale of businesses
208	(61)	Fair value of financial assets and liabilities
209	(62)	Other financial instruments, derivatives and currency risk
209	(63)	Subsequent events

		Notes to the company financial statements
214	(A )	Receivables
214	(B )	Investments in affiliated companies
215	(C )	Other non-current financial assets
215	(D )	Property, plant and equipment
215	(E )	Intangible fixed assets
215	(F )	Other current liabilities
215	(G )	Short-term debt
215	(H )	Provisions
216	(I )	Long-term debt
216	(J )	Stockholders’ equity
216	(K )	Net income
216	(L )	Employees
216	(M )	Obligations not appearing in the balance sheet
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) can be found in the section Other information on page 120 of this document.
Fair value information
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Users are cautioned that these values are subject to change sover time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models. The models that are used are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the financial statements. In certain cases, independent valuations are obtained to support management’s determination of fair values.
Philips Annual Report 2005   5

Financial highlights

Sales

in billions of euros
nominal growth
comparable growth
40
30
20
10
0
31.7
31.0
27.9
29.3
30.4
(14%)
(14%)
(2%)
(2%)
(10%)
3%
5%
9%
4%
4%
2001
2002
2003
2004
2005

Net income (loss)

in millions of euros
5,000
2,500
0
(2,500)
(5,000)
(2,475)
(3,206)
695
2,836
2,868
2001
2002
2003
2004
2005

Comparable sales growth[1]

in %
2001
2002
2003
2004
2005
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
Medical Systems
Semiconductors
Other Activities
Domestic Appliances and Personal Care
Consumer Electronics
Lighting

Earnings before interest and tax as a % of sales

6%
4%
2%
0%
(2%)
(4%)
(6%)
(3.9%)
1.4%
1.8%
5.4%
5.9%
2001
2002
2003
2004
2005

Sales per region as a % of total sales

Latin America
North America
Europe & Africa
Asia Pacific
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
29%
44%
21%
5%
31%
43%
21%
4%
28%
45%
23%
5%
25%
44%
26%
6%
26%
42%
26%
2001
2002
2003
2004
2005

Group equity and net debt

in billions of euros
group equity
net debt
25
20
15
10
5
0
(5)
19.4
7.0
14.1
5.3
12.9
2.8
15.1
0.2
17.0
(0.8)
ratio 26 : 74
27 : 73
18 : 82
1 : 99
(5) : 105
2001
2002
2003
2004
2005

1)	The grouping of the sectors in the graph Comparable sales growth is based on the similarity of volatility.
6   Philips Annual Report 2005

*	subject to approval by the 2006 Annual General Meeting of Shareholders

all amounts in millions of euros unless otherwise stated	20031)	20041)	2005
Sales	27,937	29,346	30,395

Earnings before interest and tax	502	1,586	1,779
as a % of sales	1.8	5.4	5.9

Results relating to unconsolidated companies	506	1,422	1,681

Net income	695	2,836	2,868
per common share in euros
— basic	0.54	2.22	2.29
— diluted	0.54	2.21	2.29

Dividend paid per common share in euros	0.36	0.36	0.40

Net operating capital	7,876	7,043	8,043

Cash flows before financing activities	2,778	3,291	3,388

Stockholders’ equity	12,763	14,860	16,666
per common share in euros	9.97	11.60	13.87

Net debt : group equity ratio	18:82	1:99	(5):105

Employees at December 312)	164,438	161,586	159,226

1)	Restated to present the MDS activities as a discontinued operation

2)	Includes discontinued operation (MDS): 2,414, 2,536 and 1,780 at December 31, 2003, 2004 and 2005, respectively
For a reconciliation to the most directly comparable US GAAP measures, see pages 120 and 121.
Philips Annual Report 2005   7

Message from the President
“We took a number of decisive steps that have created tangible value, and our market capitalization increased by some EUR 7 billion.”
8   Philips Annual Report 2005

Dear shareholder,
2005 was a good year for your company. We made further progress on our journey to transform Philips into a truly market-driven healthcare, lifestyle and technology company. One that is capable of delivering sustained profitable growth. We took a number of decisive steps that have created tangible value, and our market capitalization increased by some EUR 7 billion.
We continued to focus our portfolio, exiting low-growth, low-margin activities, reducing our financial holdings and re-allocating resources to businesses that offer better prospects for growth and higher returns. For example, we further expanded our presence in healthcare, both through strong organic growth and through the acquisition of the healthcare IT company Stentor. We also increased the proportion of revenue growth that is attributable to innovative new products, reflecting our stronger market focus. And we made significant progress in stabilizing our earnings performance, adapting our business models to the changing requirements of the market, e.g. through the TPV deal.
A very important step was our decision to create a separate legal structure for Semiconductors. This will enable us to pursue strategic options to strengthen the long-term performance of this activity and as such represents good news both for our customers and for our employees. At the same time, it will help us to create more value for Philips’ shareholders.
We also rolled out the second wave of our “sense and simplicity” brand campaign, reinforcing our distinctive positioning and taking in major new markets such as India and Russia.
Our transformation has received external recognition with higher rankings in brand, supplier and employer reputation surveys. And yet we know we need to do more if we are to achieve our ambition of generating a higher rate of revenue-driven profitable growth.
Financial performance in 2005
After a slow start to 2005, business picked up in the second half of the year. Sales totaled EUR 30,395 million, up 4%, with growth accelerating over the course of the year. All our operating divisions except Semiconductors delivered nominal growth of more than 5%, led by Medical Systems with some 8%. Revenue in the sector Other Activities declined by almost 18%, partly reflecting our efforts to further streamline our portfolio.
Earnings before interest and tax (EBIT) amounted to EUR 1,779 million, compared with EUR 1,586 million in 2004, taking us from an EBIT margin of 5.4% in 2004 to 5.9% in 2005. With this performance we are confident that we will meet our goal of a 7-10% EBIT margin as from the end of 2006.
We also took further steps to reduce our financial holdings (TSMC, LG.Philips LCD, NAVTEQ, Atos Origin, Great Nordic), resulting in a gain of EUR 1,778 million. This was partly offset by several charges related to the write-off of our equity stake in LG.Philips Displays (EUR 458 million).
Altogether, this resulted in net income of EUR 2,868 million, or EUR 2.29 per share. Cash flow from operating activities was again strong at EUR 2,090 million. We spent a total of EUR 1,187 million on acquisitions in 2005, the major one being the purchase of Agilent’s remaining stake in our Lumileds solid-state lighting venture.
Last but not least, we further focused on increasing shareholder value by initiating two share repurchase programs, worth a total of EUR 2.0 billion, for capital reduction purposes. We are proposing to the upcoming General Meeting of Shareholders to approve the cancellation of the shares acquired up until then under these share repurchase programs. This is expected to reduce the number of shares outstanding by more than 6%. Also, we have adjusted our dividend policy, raising the upper limit of the payout range to 35%, up from 30%, and have increased the proposed dividend for the second year in a row, by 10%, taking it to EUR 0.44 per share.
Philips Annual Report 2005   9

Message from the President
Delivering on our commitments
Last year, we committed to the following management agenda for 2005:
•	To grow healthcare as part of our portfolio

•	To continue the transformation of Philips into a market-driven organization

•	To continue the focus on innovation across the Group

•	To reduce earnings volatility of our cyclical businesses

•	To focus on further simplifying Philips.
So how did we do?
Growing healthcare
I am pleased to report to you that our Medical Systems division showed strong growth throughout 2005, both in revenue and order intake. Its sales increased by almost 8% and order intake by 14%, making healthcare the fastest-growing part of our portfolio. This is attributable to a high introduction rate of innovative new products and the division’s successful growth strategy for Asia. In 2005 we also saw the first economy products from our China-based Philips-Neusoft venture, which should further strengthen our position in Asia and in emerging markets.
Our acquisition of the US-based company Stentor, a leading player in PACS (Picture Archiving and Communication Systems), will greatly enhance our capabilities in healthcare IT, a cornerstone of tomorrow’s digital hospital.
In 2005 we entered into a venture with the German pharmaceutical company Schering to develop contrast agents and medical equipment for the emerging optical imaging market. Optical imaging has the potential to offer new approaches in the prevention and treatment of breast cancer and other diseases.
Over the last year we have made good progress in developing the roadmap to build our Consumer Health & Wellness portfolio. We have created business teams to address the markets for mother and childcare and for skincare. In view of the ageing population in many countries and the shifting trend in healthcare from the hospital to the home, we see tremendous potential for growth in this area. Remote health monitoring is an important part of this, and we have been conducting pilot projects with our Motiva system together with several partners in both Europe and the US, with very positive results. Our intended acquisition of Lifeline Systems, announced in January 2006, will allow us to further develop our presence in this field of activity.
In 2005 our Ambient Experience suite won a Gold IDEA design prize. Drawing upon expertise from across the entire company — design, medical systems, lighting, consumer electronics and semiconductor technology — to create a friendly and reassuring environment for patients, it provides an outstanding illustration of the potential of cross-divisional cooperation.
Creating a market-driven organization
Understanding the unmet needs and wishes of customers is the starting point for our innovation and product creation processes. In 2005 this focus resulted in the introduction of many innovative new products and solutions reflecting our “sense and simplicity” brand promise.
Over the past 12 months we have stepped up our efforts to reconstruct our business models to get closer to our customers. For example, we now have in place an International Retail Board, which oversees relations with our global retail customers. Dedicated sales teams, representing all relevant Philips lines, manage the respective accounts, ensuring that we interact with the customer as one company. The top six retail accounts managed by the International Retail Board — representing sales of some EUR 2.5 billion — achieved year-on-year growth of over 25%, outgrowing the market. This approach enables us to come up with new products based on real consumer insight, which, in turn, will help us to grow faster and realize better margins.
As part of its Business Renewal Program, our Semiconductors division has changed its organizational structure from one based on technology to one centered around markets and customers. This shift is already having a positive impact, though it will take time before the benefits are fully visible.
A strong, well-positioned brand can create market pull. The fact that we jumped 12 places in Business Week’s authoritative Global Brands Scoreboard is further evidence of the success of our marketing focus and our innovative
10   Philips Annual Report 2005

brand campaign. What really matters, though, is what our customers think. And two of the best proof points here are American customers voting Medical Systems ‘most customer-driven’ for two years in a row in an independent external benchmark, and Wal-Mart naming Philips ‘International Supplier of the Year’ in 2005.
Focusing on innovation
We believe that by combining market focus with innovation we can and will achieve further growth. In 2005, 49% of our sales came from products introduced in the last three years, up from 39% in 2004.
In order to create a strong platform for future growth, we have fundamentally redesigned our R&D efforts in recent years, directing resources towards growth markets — e.g. healthcare and wellness — and emerging applications. Our philosophy of ‘open innovation’ also implies a commitment to alliances as a means of leveraging our innovative capabilities. Along with a number of leading universities, we have, for example, recently established a Center for Molecular Medicine, which will be at the frontier of medical technology.
We pursue innovation — in the broadest sense of the word — in other areas of our business too, e.g. in the way we market our products. This may involve marketing alliances, for example with leading consumer brands to deliver appealing product/consumable combinations such as the PerfectDraft home beer system we have launched together with InBev. Or partnering with leading European operators in joint promotions to stimulate awareness of HDTV among consumers, e.g. around the 2006 FIFA World CupTM Soccer.
Reduce earnings volatility
Over the last 12 months we have made significant progress in making Philips a more stable and predictable proposition for shareholders. Consumer Electronics (CE) has made great strides with its Business Renewal Program. After a number of challenging years, particularly in the US, we have seen its underlying performance improve quarter-to-quarter over the past year. CE completed the deal to transfer its OEM monitor activity and our industrial and R&D operations for monitors and entry-level flat TVs to TPV of Taiwan. This will create a more competitive cost base for our branded activities.
Similarly, in the highly cyclical technology sector, Semiconductors continues to pursue its asset-light strategy, outsourcing a significant part of its capacity needs. This means a higher proportion of variable costs, which allows the division to be more flexible and effective in following the market throughout the cycle. In December we announced our plans to create a separate legal structure for Semiconductors, giving us flexibility to pursue options for future growth of the division while creating value for Philips’ shareholders.
In the course of 2005 we reduced our stakes in non-core businesses such as LG.Philips LCD, which are also exposed to cyclicality-related earnings fluctuations. And towards the end of the year we announced our intention, pending regulatory approvals, to merge our Mobile Display Systems (MDS) business unit with Toppoly.
As well as acting to reduce earnings volatility, we have also made a number of acquisitions designed to deliver stable, sustained profitability in the future. Besides the Stentor deal in the healthcare field, we acquired Agilent’s remaining stake in our Lumileds venture in 2005, enabling us to build a leading solid-state lighting business. And we announced major investments in the production of state-of-the-art lamps at our facilities in the Netherlands and Belgium.
Further simplify Philips
We have made considerable advances in simplifying the company and how it operates. Our International Retail Board is a good example of how we are becoming easier to do business with. We continue to simplify our organization and drive down costs wherever possible. For example, we have lowered the number of ERP systems within the company from 59 to 43 and reduced our supply base from 50,000 suppliers to 30,000. We also continued to improve the efficiency of business support functions such as Finance, IT and Supply Management via the further roll-out of our shared service centers. Altogether, these measures allowed us to achieve savings of some EUR 250 million in 2005.
Philips Annual Report 2005   11

Message from the President
The next steps towards value creation
As we close in on our mid-term targets for revenue growth and operating income (EBIT), we must at the same time lay the foundations to ensure that they are sustained. We have identified three important themes that we need to work on together to achieve our ambitions: Growth, Talent and Simplicity.
Growth
We will continue to pursue growth by optimizing our portfolio and re-allocating the resources this frees up towards high-growth opportunities. At the same time, we will leverage our brand and core competencies to grow in selected categories and geographies such as Asia Pacific, build partnerships with key customers and suppliers, and invest in world-class innovation. We will also increase our focus on marketing planning for mission-critical initiatives and strengthen our approach to incubate new business in the healthcare, lifestyle and technology domains. To this end, we have made ‘contribution to growth’ a key component of our redesigned incentive plans.
Major new initiatives underpinning our efforts to grow include the creation of three New Business Development programs, which have been set up with the sole objective of exploring new growth opportunities in healthcare, lifestyle and technology. Emerging markets are another area of focus, and we are developing dedicated portfolios specifically for these markets.
Key to the achievement of our growth ambitions is that we, as an organization, truly embrace the One Philips mindset and way of working, which are focused on maximizing value creation. One Philips is all about unlocking synergies by leveraging our competencies and resources across the areas of healthcare, lifestyle and technology. Our international key account management approach is a good example of One Philips in action, and we are now deploying it down to regional and national level as well.
We will also continue to pursue opportunities to make acquisitions that can further our growth ambitions, provided they represent value for money. We will not destroy value by paying over the odds.
Talent
Only our people can realize our strategy and deliver on our promises to our stakeholders. Accordingly, we are further developing our people competencies, e.g. through career development programs that reflect our commitment to diversity and inclusion, and accelerating the development of our top talent. We are also stimulating a stronger mindset of entrepreneurship in order to ensure we have leaders, at every level of the organization, with the right qualities for the new competitive reality — leaders who are focused on growth, turn words into actions, leverage the capabilities of those around them, and dare to take responsible risks in their drive for results.
Simplicity
At the heart of our brand positioning is the promise to consumers of a more comfortable, more intuitive and more straightforward relationship with technology. As part of our commitment to “sense and simplicity”, we asked Philips Design to explore how our solutions could simplify people’s lives in the next three to five years. The resulting project — Next Simplicity — resulted in 16 design concepts that demonstrate how our focus on simplicity-led design is likely to translate into new products across our healthcare, lifestyle and technology portfolio.
There is, however, another dimension to “sense and simplicity”, one that promises a more straightforward relationship with Philips. We will maintain our drive to simplify our organization, making it easier for our suppliers and customers to deal with us — and for us to deal with each other. This includes optimizing our business support functions — especially the customer-facing parts — to ‘best in class’ level. We are confident that the progress we have made, and continue to make, in this regard will enable us to surpass our target of additional annual savings of EUR 500 million within the next two to three years.
12   Philips Annual Report 2005

“We have identified three important themes that we need to work on together to achieve our ambitions: Growth, Talent and Simplicity.”
2006 Management Agenda
We have compiled a management agenda with clear goals and actions under the themes of Growth, Talent and Simplicity:
•	Realize 5-6% top-line growth and attain a 7-10% EBIT margin as from the end of 2006

•	Continue to grow healthcare as part of the portfolio

•	Accelerate movement to become a simpler, market-oriented organization

•	Set up a separate legal structure for Semiconductors and create value by pursuing strategic options

•	Increase the number of entrepreneurial business leaders with broad-based experience

•	Exceed our EUR 500 million overall cost reduction target within two to three years.
This agenda reaffirms our One Philips way of working and is intended to create an inspiring program that can rally the whole organization to achieve success. Now we have to deliver — through rigorous and consistent execution of our plans, ensuring “sense and simplicity” in everything we do, and displaying the winning spirit at every level of the organization.
I am delighted with the proposal to appoint the current heads of our five operating divisions to the Board of Management, bringing us as a board even nearer to our business and our customers. I look forward to working together with them even more closely to meet the long-term strategic goals we have set for the company.
As we look to the future of our company, I would like to take a moment, before I conclude, to honor a man who did so much to shape its past. Frits Philips passed away on December 5, 2005. Frits was a warm-hearted, caring man and spirited entrepreneur, whose long life was marked by a strong commitment to Philips and close involvement with the world around him. It is impossible to overstate what Frits did for our company, and we shall always remember him with gratitude.
I would also like to thank Ad Huijser, our Chief Technology Officer, who will be retiring in April 2006, for his significant contribution during his 35 years with the company.
Finally, let me thank you, our shareholders, for your continued support in 2005. It is gratifying that we have been able to increase the value of your company, also with our share repurchase programs, and to increase the dividend once again. I would also like to express my thanks to our other stakeholders, and in particular our customers, for the confidence they have shown in us, as well as our employees, who worked hard to achieve our goals over the past 12 months.

Gerard Kleisterlee
President
Philips Annual Report 2005   13

Our company
Innovating to grow
For over 110 years, since our founding as a manufacturer of light bulbs in 1891, our technology has been simplifying and enriching people’s lives. Our innovations have led to significant breakthroughs in, for example, medical imaging, television, lighting, optical technology and integrated circuits. Building upon this heritage, we remain committed to applying our understanding of how people interact with technology to deliver advanced yet user-friendly products and services that meet people’s everyday needs.
Our scope: healthcare, lifestyle and technology
In a world where technology increasingly touches every aspect of our daily lives, we are focusing our activities on the overlapping domains of healthcare, lifestyle and enabling technology.
Thanks to our combination of consumer insights and technology know-how, we are well positioned to deliver the kinds of solutions that will delight consumers and customers and secure leadership positions in these markets. We also see tremendous potential for new product/service categories in the areas where the domains converge.
Our mindset and way of working: One Philips
Inspired by our mission to improve the quality of people’s lives through the timely introduction of meaningful technological innovations, and resolved to exploit the potential outlined above, we have embarked upon a journey of transformation as fundamental as anything the company has experienced in its history. The objective? To create One Philips — a focused, market-driven company geared to delivering sustained profitable growth.
One Philips is all about unlocking synergies. The belief that by working together we can create more value than the sum of the parts, ... that by working together we can achieve further growth at the interfaces between the three domains. In essence, One Philips is a mindset and a way of working focused on maximizing value creation for the company and our customers by leveraging our competencies and resources across the areas of healthcare, lifestyle and technology.
The One Philips culture is the sum of how we conduct ourselves, what we believe in, and how we work within the company and interact with our customers. Delight Customers, Deliver on Commitments, Develop People and Depend on Each Other are the values that guide us in our everyday working lives.
One Philips is a mindset and a way of working focused on maximizing value creation for the company and our customers by leveraging our competencies and resources across the areas of healthcare, lifestyle and technology.
14   Philips Annual Report 2005

“Sense and simplicity” is our brand promise. We are committed to designing our products, systems and services around the people who will be using them. So, no matter how advanced they are, they make sense and are simple to use.
Our brand promise: “sense and simplicity”
In 2004 and 2005 we entered a key phase in our transformation towards One Philips with the launch and roll-out of our new brand positioning and our brand promise of “sense and simplicity”. We firmly believe that simplicity is the key to successful technology. We want to offer our customers straightforward solutions that meet their needs and wishes. Accordingly, we are committed to designing our products, systems and services around the people who will be using them. So, no matter how advanced they are, they make sense and are simple to use. But “sense and simplicity” is much more than simply an advertising campaign — it defines the criteria against which we gauge everything we do and make. It also expresses how we want to be perceived by all our stakeholders: open and transparent, approachable, easy to do business with.
Our strategy
We see tremendous potential in both developed and emerging markets and we believe continuous innovation is the key to realizing this potential, helping us to transcend the innovation-to-commoditization cycle and to achieve sustained profitability.
True innovation will, we expect, move us beyond incremental improvement to create new product/service categories that redefine the borders of our industry and generate new growth and profitability.
We have defined a six-point strategy for attaining our goal:
•	Increase profitability through re-allocation of resources towards opportunities offering more consistent and higher returns;

•	Leverage the Philips brand and our core competencies in healthcare, lifestyle and technology to grow in selected categories and geographies;

•	Build partnerships with key customers and suppliers, both in the business-to-business and business-to-consumer areas;

•	Continue to invest in maintaining world-class innovation and leverage our strong intellectual property position;

•	Strengthen our leadership competencies;

•	Drive productivity through business transformation and operational excellence.
Our competencies
Understanding our markets and the needs of our customers is our starting point for innovation and entrepreneurship. Reflecting our commitment to “sense and simplicity”, we are continuing to enrich our design process by integrating established design skills with input from other disciplines such as the human sciences, technology and business, while at the same time maintaining our investment in technology leadership. And we are continuing to engage in partnerships — in new fields and in new ways, for example embedding global key account management Philips-wide for greater customer intimacy, and strengthening relationships with suppliers.
It is our belief that socially and environmentally responsible behavior contributes to sustained profitable growth and value creation. Our company’s founders, Anton and Gerard Philips, saw no difference between business and sustainable business. Putting people at the center was inherent to their way of working.
Only our people can realize our strategy, sustain and develop our capabilities and ultimately deliver on our promises to our external stakeholders. Accordingly, we are further developing and leveraging our people competencies, e.g. embedding diversity and inclusion in career development programs. This is essential in order to secure the quality of leadership required to take our company forward — leaders who pursue market insight, establish innovative strategies, inspire commitment, leverage capabilities, champion people’s growth and drive relentlessly for results.
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Teaming up for better healthcare
Drawing upon expertise from right across the company and beyond, we are working together to create innovative solutions that are designed around the needs of both patients and healthcare professionals.
Better environments for better care
In 2005 the world’s first Ambient Experience radiology suite opened its doors at Advocate Lutheran General Children’s Hospital in Illinois, USA. This suite — equipped with a Brilliance CT 16-slice system — gives young patients control over the exam environment, easing their anxiety and improving the quality of care. The Ambient Experience begins upon arrival in the waiting room, where patients select a visual theme for projection. They then choose a toy and slide it into the miniature Philips Kitten Scan. Animation appears on a screen to show the children what the doctors are looking for inside the toy. From there, the Ambient Experience draws on expertise from across Philips — design, medical systems, lighting, consumer electronics and semiconductor technology — to create a friendly, reassuring environment that puts patients at ease, helping to speed up procedures.
16   Philips Annual Report 2005

A ‘third arm’ for doctors
In critical situations such as cardiovascular catheterizations, doctors are focused completely on patient care. And yet they need to interact with medical equipment, even when their hands are occupied with the patient. Usability engineers, researchers and medical specialists from across Philips have worked together to develop a voice control system — Hands-free Interaction in the Hospital (HIH) — that can now simplify the doctor’s task. With HIH, medical professionals can interact with interventional systems while using both hands for the procedure and maintaining patient focus. There is no need to wear a microphone or headset, since HIH uses an array of microphones to locate and track the person speaking. Once the speaker has been identified, background and extraneous speech and noise are filtered out, giving doctors a ‘third arm’ that lets them focus completely on their real task.

Healthcare
On-demand access to patient data
In 2005 we acquired Stentor, a leading provider of picture archiving and communication systems used for storing, managing and distributing digital radiology images throughout healthcare facilities. Stentor and Philips share a vision of creating a digital hospital environment with electronic health records that provide physicians with on-demand access to patient data, anytime, anywhere.
Taking care of the next generation
Focusing on the health and well-being of expectant mothers, babies, toddlers and children, our new Mother & Child Care line is set to become a key part of our Consumer Health & Wellness portfolio. Centered around three pillars — food & nutrition, health & personal care and development & monitoring — this global business will address a wide range of needs in the field of mother and child care with products including sterilizers, humidifiers, baby monitors and baby cams, as well as innovative breakthrough solutions.
18   Philips Annual Report 2005

Soothing warmth
The Infraphil is one of Philips’ longest-lasting success stories. First launched in 1945, it was an instant bestseller, and the number sold recently hit the 12 million mark.
The new InfraCare takes infrared technology and design into the 21st century. It combines special optics, a filter and more powerful lamps to spread the soothing warmth of infrared light evenly across a larger area of the body. This increases comfort and ease of use. The largest InfraCare lamp can treat the entire lower back in a single 15-minute session.
Motiva received a 2005 Medical Design Excellence Award in a competition organized by Canon Communications LLC — the only awards program that exclusively recognizes contributions and advances in medical product design.
Healthcare in the digital home
We are extending our knowledge of consumer electronics technologies for the digital home into the realm of healthcare — working with providers in North America and Europe to test wireless, broadband-based solutions. Developed by Medical Systems in cooperation with Philips Applied Technologies, this new communication platform — Motiva — enables patients and their doctors to transmit medical data via the patient’s TV. Our goal is to help healthcare providers deliver more effective care at lower cost and to empower patients to take a more active role in managing their own healthcare.
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Quality living — by design
We apply our shared understanding of how people interact with technology to design advanced yet user-friendly products and solutions that meet their everyday needs.
Immersive viewing
Our Cineos FlatTV features innovations that make on-screen images even more realistic. Pixel Plus 2 HD pushes video-processing technology to its limits, providing amazing sharpness, true natural detail, brilliant colors and incredible depth impression. Combining expertise from our Consumer Electronics, Lighting, Research and Design groups, Ambilight technology analyzes — in real time —the incoming television signals and projects lighting onto the wall behind the set, enveloping the viewing environment in color that matches the content on the TV. Now, Ambilight 2 adapts independently to colors on both the left and right of the screen (stereo), creating an even more immersive experience.
Safer, more enjoyable motoring
Entertainment, communication, comfort and safety — there is hardly anything in the modern car that is not touched by the technology magic of Philips. The car has truly become part of the digitally connected world. In the field of semiconductors, we provide silicon solutions for car infotainment, networking, access and security, and sensor and power systems.
We also apply our consumer electronics and automotive expertise to enable consumers to use their portable devices, e.g. DVD and MP3 players, when in the car. And we are one of the world’s largest suppliers of lamps to the automotive industry, with innovations like our NightGuide headlights, which greatly increase safety and comfort on the road.
20	Philips Annual Report 2005

Philips Annual Report 2005   21

Lifestyle
Improving the urban environment
Taking a stroll or going for a jog along the streets at night has never felt safer or more relaxing, thanks to our CosmoPolis outdoor lighting system. Its clear white light and superior optical performance give people a greater sense of safety and security, as other members of the public and the surroundings are easily visible regardless of the time of day. The system’s high efficiency and dimming capability also mean lower energy consumption and thus reduced CO2 emissions, which benefits the environment.
HDTV — set for take-off
First researched over 40 years ago, High-Definition Television (HDTV) is now truly primed for lift-off. HDTV is the highest-quality format in digital television, providing outstanding resolution and color as well as superb surround sound. Offering up to five times sharper pictures than current standard-definition TV sets, it is comparable with 35 mm widescreen cinema quality. HDTV is also the first complete digital ‘end-to-end’ solution. Philips is prepared for the HDTV revolution: close to 90% of our FlatTV range is HD-ready, and we will be introducing HD set-top boxes and other related products.
To drive the HDTV market, everyone in the value chain — from the consumer electronics industry to broadcast partners — has a role to play. That is why we are teaming up with broadcasters like Premiere in Germany, Canal+ in France and UPC in the Netherlands. As part of these strategic alliances, we supply HDTV set-top boxes and participate in joint promotions to stimulate awareness of HDTV among consumers, e.g. around the 2006 FIFA World CupTM Soccer.
22   Philips Annual Report 2005

Swimming in light
Thanks to Tenerife’s gentle climate and reliably warm temperatures, it has always been a favorite destination for tourists. The Lagos Martianez swimming and leisure complex near Puerto de la Cruz on the north-western coast has recently been fully modernized with a new Philips lighting installation featuring environmentally friendly fiber optics and solid-state lighting.
A revolution in shaving
Designed to meet the needs of the most demanding consumers, two major innovations make the SmartTouch-XL a revolution in shaving. First, there’s the SmartTouch Contour Following System, which allows the entire head to pivot and tilt, ensuring maximum contact between shaver and skin at all times. Second, the new Speed-XL shaving heads are the first to have three shaving rings instead of one in each of the three shaving heads. This gives the shaver up to 50% more shaving area.
Philips Annual Report 2005   23

Technology that makes a difference
We see technology as an enabler. If it improves people’s lives, a smart application of technology can be as ‘advanced’ as the technology itself.
Open Innovation and alliances
We actively promote and practice Open Innovation — research and development that is based on close cooperation with industrial and academic partners in order to increase the speed and effectiveness of innovation. The High Tech Campus Eindhoven — situated in Europe’s leading R&D region, the Eindhoven-Aachen-Leuven ‘triangle’ — is home not only to a large part of Philips’ technology community, but also to a diversity of other high-tech companies. In this open environment they can all collaborate on the development of new technologies in crucial areas such as microsystems, molecular medicine, embedded systems, signal processing and nanotechnology.
Our practical, open approach to industrial research is further exemplified by the partnership deal that Philips Research has concluded with New Venture Partners, the corporate venturing firm, to identify and create spin-off businesses based on technology from Philips Research’s global network of laboratories. We expect to benefit from this partnership by realizing value from innovations that we decide not to pursue as part of our business strategy or product portfolio, thereby maintaining corporate focus on our primary markets and objectives. The first business to be developed under this partnership is based on our electrowetting technology for vastly improved display screens for mobile applications, such as PDAs, mobile phones and video cameras.
24   Philips Annual Report 2005

Digital access ... everywhere!
Consumers experience digital technology primarily through their home and mobile devices — their TVs, HiFi sets, PCs and mobile phones. Combining digital technology with advances in miniaturization, e.g. a thumbnail-size System-in-Package (SiP) solution from Philips Semiconductors, enables consumers to connect to live TV, pictures, movies and music on their mobile devices while on the move.

Technology
Crystal clear
ClearLCD — to be introduced commercially on Philips FlatTV sets in 2006 — dramatically enhances the viewing experience. This innovative technology is the result of close cooperation between Consumer Electronics, Research, Semiconductors, LG.Philips LCD and Lighting’s LCD Backlighting business unit. The EISA award citation reads: “Consumers are growing to love the slim profile and crisp pictures of the latest LCD TVs, even though LCD panels have traditionally suffered motion artifacts and a ‘lack of black’. Now Philips has tackled both issues head-on with its new ClearLCD technology.”
Applying our revolutionary Aptura backlighting technology to enable extreme motion sharpness, superb contrast in dark scenes and a very wide viewing angle, ClearLCD was named ‘European Video Innovation of the Year 2005-2006’ by the European Imaging and Sound Association (EISA).
26   Philips Annual Report 2005

Next Simplicity
As part of our commitment to “sense and simplicity”, Philips Design was commissioned to explore how our solutions could simplify people’s lives in the next three to five years. Three dimensions were defined: ‘Sense in people’s lives’, ‘Simplicity in functionality and usability’ and ‘Simplicity in look and feel’. With Next Simplicity we have been exploring a vision of simplicity, all the time keeping end-user insights, technological innovation and sociological trends at the center of our thinking. The project resulted in 16 design concepts — one being these ‘LED Bulbs’ — that demonstrate how our focus on simplicity-led design is likely to translate into new products across our healthcare, lifestyle and technology portfolio.
Safer drinking water
Some 1.2 billion people, 20% of the planet’s population, have no access to safe drinking water. Addressing this most fundamental of needs, we have developed an innovative lamp solution to produce purer water in an environmentally friendly manner. The Philips TUV lamps emit in a part of the ultraviolet (UV) spectrum that is highly effective in inactivating bacteria. Philips UV light makes drinking water safer and improves its taste, odor and clarity. It can also be used to purify air and sterilize surfaces.
Closer technology ties with China
We continue to build closer relations with the Chinese science and technology communities. In November 2005, Philips Research signed a research and education agreement with Eindhoven University of Technology (Netherlands) and Zhejiang University (China). This agreement is intended to foster a new culture of technical excellence through the creation of a ‘brain bridge’ between eastern and western universities, and to support China’s efforts to produce the top-flight homegrown scientists and engineers needed to sustain its growing economy.
At the same time, we are intensifying our efforts to share knowledge with China on the issue of intellectual property (IP). Hundreds of students attended courses given by Philips IP professionals from the US and Europe at the top Chinese universities of Renmin, Tsinghua and Fudan. The IP Academy program was extended with an exchange of IP experts, and we invited a number of Chinese professors to visit various IP institutes in Europe, including the Max Planck Institute in Munich, the Benelux Trademark office in The Hague and Philips Intellectual Property & Standards in Eindhoven.
Philips Annual Report 2005   27

Information on the Philips Group
Our structure
Koninklijke Philips Electronics N.V. (the ‘Company’ or ‘Royal Philips Electronics’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’). Its shares are listed on the stock markets of Euronext Amsterdam and the New York Stock Exchange. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The Group Management Committee, consisting of the members of the Board of Management, chairmen of the operating divisions and certain key officers, is the highest consultative body within Philips, and its tasks are to ensure that business issues and practices are shared across Philips, to implement common policies and to foster the spirit of collaboration required to unlock Philips’ full potential. Philips addresses its overall corporate governance structure in the chapter Corporate governance that begins on page 218.
The Supervisory Board has decided to propose to the 2006 General Meeting of Shareholders to appoint the current CEOs of the operating divisions as members of the Board of Management, effective April 1, 2006.
Our businesses
For over 110 years Philips has been improving people’s lives with pioneering innovations. In 1891 the Company was founded to manufacture cost-effective, reliable light bulbs. Today, Philips lights world-famous landmarks like the Pyramids of Giza, the Golden Gate Bridge and the Times Square New Year’s Eve Ball. The Company produced test television signals in 1925 and demonstrated television to the public in 1928, 21 years before the Dutch government officially introduced television to the public. Philips invented the compact audio tape cassette in 1963 to set a global standard for tape recording. In 1972 the Company produced the world’s first video cassette recorder for home use. In 1983, Philips launched the Compact Disc and revolutionized the way the world listened to music. In 1998, Philips acquired ATL Ultrasound, marking the beginning of a three-year acquisition period that made the Company one of the largest medical technology companies in the world. In 2003, Philips was awarded the No. 1 ranking in its market sector in the Dow Jones Sustainability Index. This reflects the Company’s world-class leadership in social, economic and environmental responsibility. Today, Philips is committed to building upon this heritage to improve the quality of life in the 21st century.
Philips’ activities are organized on a divisional basis (see diagram), with each division being responsible for the management of its businesses worldwide.
For a further description, see page 29 to 49 of this Annual Report. The Management discussion and analysis chapter begins on page 68. For a discussion of the cash flow from investing activities, including capital expenditures, see the section starting on page 94. Further detailed data on the financial performance can be found in the section that begins on page 124.
Philips engages from time to time in cooperative activities with other companies. The performance of unconsolidated companies has a major impact on the performance of the Philips Group. Strategic alliances are also important to Philips. For more information, please refer to the section Our cooperations that begins on page 50 of this Annual Report.
In total, at the end of 2005, Philips had approximately 135 production sites in 32 countries, sales and service outlets in approximately 150 countries, and some 159,000 employees.
28   Philips Annual Report 2005

HeartStart
Allowing therapy to begin vital minutes earlier, Philips’ HeartStart defibrillator can help save lives that would otherwise be lost.
Medical Systems
By delivering healthcare solutions that are advanced, easy to experience and designed around the user, Philips Medical Systems allows its customers to focus on the patient throughout the entire cycle of care.
Medical Systems holds global No. 1 or 2 positions in many product and service categories.
Medical Systems offers advanced solutions for:
•	Imaging: X-ray, computed tomography, magnetic resonance, ultrasound, and nuclear medicine including positron emission tomography;

•	Cardiac and monitoring systems for minimally invasive therapy, patient monitoring and resuscitation;

•	Customer services;

•	Medical transcription services (MedQuist);

•	Other equipment and services, including healthcare IT.
Products and services are sold to healthcare providers around the world, including academic, enterprise and stand-alone institutions, clinics, physicians and consumer retailers. In addition, home defibrillators are sold to consumers.
Medical Systems has around 31,000 employees, more than half of them in the USA, and a presence in more than 100 countries wordwide.
Pursuing growth
Medical Systems aims to further strengthen its market positions in North America, China and Japan, while maintaining leadership in Europe. It will do so by increasing product innovation and strengthening its channels to market.
The largest healthcare market, currently representing 50% of the global healthcare market, is the USA, followed by Japan and Germany. The rapidly growing Chinese healthcare market is expected to take second place by the end of the decade. Initially focusing on US healthcare providers, the Strategic Partnership Program, which offers all Philips product modalities and related services (e.g. consulting and finance) in an integrated package, has led to multi-year contracts. It currently serves over 20 hospital enterprises in the USA and has resulted in a USD 1 billion order portfolio. Philips is assessing its applicability to other countries.
Philips systems are installed in over 75% of the 17 top-rated US hospitals, while in cardiology over 70% of the top 50 US hospitals have chosen Philips solutions. In 2005, Medical Systems concluded major contracts with Capital Health of Alberta, Canada; HealthTrust Purchasing Group of Brentwood, Tennessee; St. Francis Cardiac & Vascular Care Center of Indianapolis; Medical Center of Central Georgia and the University of Alabama.
Medical Systems also places strong emphasis on Japan, the world’s second-largest market, and on the fast-growing market of China, with heavy sales-force investments resulting in increased orders in 2005. The Philips-Neusoft venture in China – established in 2004 for the development and worldwide supply of economy imaging equipment — is expected to ship its first export products in 2006.
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Information on the Philips Group
Medical Systems
As a next step towards the digital hospital, Medical Systems’ acquisition of the US-based Stentor in 2005 advances the division’s capabilities in PACS (Picture Archiving and Communication Systems). By avoiding capital investments, Stentor’s ‘pay per study’ fee-based business model can help Philips’ customers reduce the costs of delivering healthcare.
Medical Systems’ focus is on business expansion as it secures previous investments whilst further strengthening the current portfolio. Aside from the Strategic Partnership Program in the US, strategic customer partnerships around the world are creating business opportunities, with both orders and market share rising. For X-ray, CT and Ultrasound, orders showed double-digit growth compared to 2004.
Advancing clinical innovations
Medical Systems is continuing its program of development and innovation, which is broadening its portfolio and enabling it to gain preferred supplier positions with leading hospitals. Increasing the speed of innovation is a strong business driver: in 2005 65% of sales were of products introduced less than two years ago (2004: 58%).
Landmark installation
In 2005, Medical Systems recorded the 100th installation of its Achieva 3.0T MR scanner — the most compact whole-body 3.0T system available today — at the University of Michigan. This system is the ‘gold standard’ for both clinical imaging and R&D, with the ease of use that is crucial in clinical settings and the leading-edge MR performance that researchers demand.
Medical Systems has made technology and application advances on a broad front. Cardiology leadership has been advanced by new products with improved imaging capabilities, such as the Brilliance CT series, which enables rapid, non-invasive diagnosis of coronary heart disease. And in 2005, Medical Systems recorded the 100th installation of its Achieva 3.0T MR scanner — the most compact whole-body 3.0T system available today.
In Ultrasound, recent product introductions have led to growth in sales and market share. New products offer outstanding 3D images plus excellent ergonomics with a voice control user interface. Through wide-ranging enhancements, Medical Systems has strengthened its leadership in cardiac ultrasound. The iE33 is today’s leading cardiology ultrasound system, and the first with advanced quantification of cardiac function for better treatment decisions. Medical Systems also introduced a mid-range ultrasound product for this market, the HD11 XE, in 2005.
The Allura Flat Detector X-ray system is optimized for pediatric applications, with outstanding image quality for accurate 3D reconstructions. This system generated double-digit order growth in 2005.
In radiology, key developments include the Panorama 1.0T, today’s highest-field open MR scanner. PCR Eleva is a new range of cassette-based digital systems, offering an easy-to-use solution that instantly displays superb images.
For acute care, the Philips Intellivue Telemetry System introduced in 2005 is a wireless system with bi-directional communication between patient-worn transceivers and bedside monitors.
Over the last few years, Medical Systems has reinforced its position in PET-CT, one of the fastest-growing markets, which some sources equate to molecular imaging. With the introduction of a unique line of CT scanners, the Brilliance family, the division has introduced a competitive PET-CT product which is gaining market share.
Medical Systems invests in molecular imaging with PET, magnetic resonance, nuclear medicine and ultrasound through collaborative research agreements with leading universities and innovative start-ups. The aim is to develop new molecular, targeted imaging agents and the next generation of equipment to diagnose and treat diseases such as heart infarction and cancer. Medical Systems has
30   Philips Annual Report 2005

Early detection of aneurysms
Medical Systems is developing a new state-of-the-art Allura Flat Detector X-ray system for early detection of, for example, life-threatening aneurysms. The integrated 3D concept enables real-time reconstructions of complex vascular structures with a single rotational scan, making it ideal for intricate neurovascular procedures.
Customer services: driving growth in revenues
Growth in service revenues is being pursued vigorously, with service contract sales continuing to increase. Agreements are tailored to customers’ needs. Options include system implementation, integration and service, education, information technology and healthcare consulting. The innovative Remote Services Network, enabling fast problem diagnosis and resolution as well as preventive maintenance, is being rolled out globally.
Medical Systems is expanding its customer financing business. In the USA, Philips Medical Capital, a venture with the Rabobank Group’s subsidiary De Lage Landen International, has been in place since 2002 and has posted an increase in comparable growth each year since its inception. In Europe the division has partnered with Société Générale to establish Philips Medical Capital in Germany, the United Kingdom, France, Italy, Spain and the Netherlands. In export and emerging markets, Medical Systems has significant relationships with major export credit agencies, particularly Atradius in the Netherlands, to finance export and project finance activity.
MedQuist, a provider of medical transcription services, is conducting a review of its billing practices and related matters as described in detail on page 117 to 119.
Markets
Medical Systems’ sales to third parties on a geographic basis:

in millions of euros	2003	2004	2005
Europe and Africa	1,772	1,840	1,904
North America	3,235	3,025	3,140
Latin America	141	164	252
Asia Pacific	842	855	1,047

	5,990	5,884	6,343
The market has a partial seasonality as a relatively large proportion of revenue is recognized in the fourth quarter.
Sourcing
Medical Systems approaches the supply market with one face and sources sub-assembly units with added value from a limited number of suppliers. The division intends to procure 80% of its bill of materials from fewer than 100 preferred suppliers. It is also optimizing supplies from suppliers based in low-cost countries who support Philips’ Sustainability Policy.
Distribution
The marketing and sales channels used are mainly direct sales and service as well as third-party specialized system integrators and distributors in certain geographical areas.
Regulatory requirements
In most countries, Medical Systems’ processes, products and services need to be consistent with specific demands of ministries of health and regulatory authorities (e.g. FDA in USA, TüV in Germany). Medical Systems seeks to be fully compliant with regulatory requirements in all markets it serves. This includes the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
Growth and profitability are driven by continuous clinical innovations and breakthroughs in combination with collaborative customer relationships. The success of clinical
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Information on the Philips Group
Domestic Appliances and Personal Care
innovation, however, is also dependent on governments that strongly influence the volume of procedures with their reimbursement schemes.
Foundations for further growth
Foundations have been laid for further growth, with improved operational processes and strengthening of the supply chain. Improvements have been made through continued cost reductions, further integration of the supply base, lower IT costs and a stronger focus on profitable growth. A strong position in healthcare IT is being built through the partnership with Epic Systems (established in 2003) and by the acquisition of Stentor, which has afforded Philips a prominent position in PACS.
Strategy and objectives for 2006 and beyond
Philips Medical Systems aims to establish and maintain global leadership positions in enabling systems and technologies for patient-focused care. The transformation from stand-alone clinical functionalities to a total ‘care cycle’ strengthens relationships with healthcare professionals and consumers.
Potential growth areas in the individual businesses reveal opportunities to further increase profitability, and specific expansion options have been identified.
Key targets are:
•	to change the future of patient care through innovative care cycle solutions;

•	to build and leverage healthcare IT to create the integrated digital hospital of the future;

•	to continue to grow faster than the market;

•	to improve the EBIT margin by 1-2% over the next few years.
Domestic Appliances and Personal Care
Philips DAP offers consumers exciting experiences to help them look, feel and live better. It brings to market technologically advanced products that are designed around the consumer and are easy to use. The origins of DAP go back as far as 1950, when the management of Philips decided to create a new division around its Philishave shaver, which had been introduced in 1939.
Today, DAP offers a wide range of products that help people prepare tasty food and beverages, take care of their homes and garments, and enhance their appearance and sense of well-being. In short, products designed to improve people’s quality of life — every day.
DAP is engaged in the development, manufacturing and marketing of innovative domestic and lifestyle appliances through its five business units* — Shaving & Beauty, Oral Healthcare, Food & Beverage, Home Environment Care and Consumer Health & Wellness. In its drive to offer consumers appealing value propositions, DAP also partners with leading companies from other fields in order to deliver exciting appliance/consumable combinations.
The division employs over 8,000 people worldwide and has its own sales organizations in more than 60 countries.
*	As of January 1, 2006, the business groups Food & Beverage and Home Environment Care have merged into one business group named Domestic Appliances.
Ten million... and rising
The ground-breaking Senseo coffee system from Philips and Sara Lee/DE has taken the market by storm, impressing consumers with its combination of sensational-tasting coffee, cool design and advanced but easy-to-use technology. Since its launch just four years ago, a phenomenal ten million appliances have been sold in eight countries.
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‘Cleaner made Simpler’
The ultra-quiet, bagless Marathon launched in 2005 not only makes cleaning effortless, but also offers high performance no matter how long it is used for, thanks to its extremely high suction power and unique cyclone filter system.
Building leadership
DAP strives to win consumers by offering them appealing products that meet their need for home management and personal wellness. In this way, it seeks to achieve and consolidate leadership in its target markets through its brands and, where appropriate, partnerships and alliances.
At the same time, the division is constantly pursuing breakthrough concepts to accelerate growth and striving to improve its operational performance, e.g. through asset management and reduced product diversity.
DAP has a leading position in electric dry and wet male shaving and grooming products. With the global introduction of the Speed-XL and SmartTouch-XL shavers in the mid-and high-end segments in the fourth quarter of 2005, DAP strengthened its No. 1 position in electric male shaving. In its beauty portfolio, the division has a range of products for female depilation and haircare. In 2005, DAP recorded higher sales of epilators and bikini trimmers in Western Europe and of epilators and ladyshavers in Eastern Europe. In the field of haircare (hair dryers, stylers, etc.), DAP’s market share in Western Europe increased.
In oral healthcare, DAP holds a leading position in the USA. Sonicare toothbrushes are also marketed to key countries such as Japan, South Korea, Germany, the United Kingdom and the Netherlands. Higher sales of toothbrush handles and sales of new products increased DAP’s share of the US market in 2005. Also in 2005, DAP increased its share of the Japanese market for electric toothbrushes, which showed double-digit growth.
DAP also provides food and beverage appliances, such as mixers, blenders, food processors and toasters. In Europe, DAP holds a leading position in coffee makers including Senseo, the breakthrough concept for the traditional coffee segment that was developed in partnership with Sara Lee/DE. In 2005, Philips sold its ten millionth Senseo coffee maker. This product was launched in Australia in 2005. In 2004, Philips and InBev introduced PerfectDraft, a new system that combines a high-quality appliance and premium-brand beer in light metal kegs to give the great taste of draft beer in the comfort of the home. PerfectDraft was first introduced in Belgium in 2004, followed by Germany and the Netherlands in 2005.
In home environment care, DAP manufactures and markets vacuum cleaners and irons. In 2005 most of the vacuum cleaner range was renewed; this included an entry into the growing segment of bagless vacuum cleaners. An Electric Sweeper was launched, as a first step into the emerging segment of ‘in-between cleaning’. 2005 saw the successful launch of various new steam irons and system irons across the globe. Market demand for these new ranges exceeded expectations, growth being particularly strong in Eastern Europe, Russia and Asia.
DAP is planning to expand its portfolio in the area of wellness products for consumer applications. It expects to do so by acquiring companies in this area as well as by concentrating its R&D and business development activities in this field. The Consumer Health & Wellness business unit was launched in 2004 as part of Philips’ healthcare and lifestyle strategy. In January 2006, Philips announced that it has signed an agreement to acquire Lifeline Systems, a provider of personal emergency response services, for an amount of USD 750 million.
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Information on the Philips Group
Domestic Appliances and Personal Care
Markets
In the product/market combinations that it is targeting, DAP has No. 1 or No. 2 market positions in the categories of male shaving, beauty, oral healthcare, food and beverage, and garment care, as well as a No. 3 position in floor care.
DAP sales to third parties on a geographic basis:

in millions of euros	2003	2004	2005
Europe and Africa	1,201	1,174	1,247
North America	524	456	460
Latin America	87	96	121
Asia Pacific	319	318	366

	2,131	2,044	2,194
DAP’s business is seasonal, with very strong sales in the second (Mother’s and Father’s Day) and fourth quarters (Christmas and year-end holidays).
In one of its markets, Western Europe, DAP and many of its A-brand Western competitors have focused on innovative and somewhat premium-priced appliances. In defending DAP’s position against the no-frills, unbranded manufacturers, it remains a continuous challenge to brand and communicate the benefits of these innovative features to justify the price premium for its more traditional and price-conscious consumer segments.
Sourcing
DAP purchases components and materials primarily from its suppliers in the regions where manufacturing centers are located. However, some key components (e.g. chargers, adaptors, DC motors) are sourced globally. DAP buys the great majority of the components needed for the manufacture of its products from third parties. In order to reduce supply risks, DAP’s practice is to have at least two sources for the majority of components. In addition, this practice enables the acquisition of components at competitive market prices. In a limited number of cases there is a dependence on a single source of components due to a unique differentiating technology for product performance and/or cost. In such cases, DAP generally decides to enter into a partnership agreement in addition to supply agreements.
Distribution channels
Retail trade and wholesalers form the typical sales channel to consumer end-users. Due to the nature of its business, DAP uses a broad span of distribution routes, e.g. mass merchants such as hypermarkets and discount outlets as well as specialist chains, department stores and mail-order companies. It can be expected that the level of competition in some segments of the small domestic appliances market, and especially oral healthcare, will intensify. Consolidation of competitors provides them with better access and leverage to (FMCG) distribution channels and certain developing markets. DAP believes this can best be countered by global, multidisciplinary key-account teams designed around the customer.
Regulatory requirements
By entering the consumer health and wellness domain, DAP will be confronted with an increasing array of regulatory requirements for its products. Compliance with its regulatory environment (which is expected to be dominated by medical regulations) is key for DAP and will be pursued vigorously.
DAP’s processes and products need to be consistent with the relevant regional or national regulatory requirements. Such legislation includes the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
Strategy and 2006 objectives
DAP has an ambitious annual comparable growth target of 7% while maintaining an EBIT margin of 15%. The division also sees strong potential to grow through the newly formed Consumer Health & Wellness business. DAP’s strategy for 2006 and beyond targets growth through speed, focus and innovation.
DAP wants to maximize sustainable profitable growth by:
•	investing in advertising and promotion, R&D and breakthrough innovation;

•	focusing on key established and emerging markets;

•	expanding into adjacent business opportunities;

•	driving integral customer management with leading customers via One Philips key-account management.
34   Philips Annual Report 2005

Streamium Wireless Music Center
With the EISA award-winning Streamium Wireless Music Centre, consumers can keep their music collection in one place and listen to it anywhere in the house. The system is based around a wireless hub that can store an entire CD collection (up to 750 CDs), linking up to five satellite wireless music stations around the home.
Consumer Electronics
Philips Consumer Electronics has a vision of a world where consumers enjoy great entertainment experiences and services whenever and wherever they want – ‘the Connected Planet’.
Consumer Electronics (CE) is made up of four business groups: Connected Displays, Home Entertainment Networks, Mobile Infotainment and Optical Licenses.*
These first three business groups develop and market the following products:
•	Connected Displays – FlatTV (LCD, Plasma), conventional TV, LCD and CRT computer monitors;

•	Home Entertainment Networks – video products such as Home Theater in a Box (HTiB), DVD and DVD+RW; set-top boxes; audio systems and separates; accessories such as headphones and recordable media;

•	Mobile Infotainment – portable audio; mobile phones and cordless digital phones.
In addition, CE offers consumers integrated propositions that combine its products with content and services.
CE strives to ensure technology and category leadership as a foundation for income from two sources: products & services and licenses. The division employs some 15,500 people worldwide. It maintains sales and service organizations in about 50 countries and runs assembly operations in France, Hungary, Mexico, Argentina and Brazil.
*	As of January 1, 2006, the organizational structure of CE was reconfigured to enable the respective business groups to address the ongoing challenges more effectively. The new business groups are Connected Displays, Home Networks, Entertainment Solutions, Mobile Phones, Peripherals & Accessories and Optical Licenses.
Getting the fundamentals right
Over the past two years, CE’s strategic focus has been on streamlining the business to cope with the dynamics of a highly price-competitive, fast-evolving industry. The Business Renewal Program launched in 2004 has successfully simplified the organization, reduced the cost and asset base, improved its ways of working and rationalized its portfolio.
During the course of 2005, CE continued to transform itself into an asset-light, leaner and more agile operation. Significant milestones include: reaching the Business Renewal targets of EUR 400 million in cost savings ahead of schedule; turning the North America business around and significantly increasing placements with major retailers; outsourcing more non-core activities; and streamlining relationships with leading retailers, which has led to ‘supplier of the year’ awards from major players such as Wal-Mart and Best Buy.
North America
After many years of difficulties, CE’s North American business was profitable in 2005 thanks to the implementation of differentiated business models that enable specific, focused approaches to the different competitive situations in the consumer electronics marketplace. The business models provide a common framework around which processes, activities, costs, system tools and organization have been defined.
CE’s business models cover:
•	Retail, from premier/full service and mainstream/flow to end-to-end/category management;

•	Online, both direct and indirect;

•	Vertical/partner, e.g. set-top boxes.
Following the success in North America, this business model-based approach is currently being rolled out in Europe and other parts of the business.
Philips Annual Report 2005   35

Information on the Philips Group
Consumer Electronics
In 2004, Philips acquired Gemini Industries, the leading North American supplier of consumer electronics and PC accessories, the aim being to grow Philips’ higher-margin peripherals and accessories activities on a global scale.
Increased focus through outsourcing
A comprehensive range of outsourcing agreements allows CE to focus on specific parts of the value chain: product innovation, design, and brand and channel management. CE increasingly outsources activities to Original Equipment Manufacturers (OEMs) and Original Design Manufacturers (ODMs) in line with its asset-light business model. Since 2004, CE has progressively outsourced the manufacturing of TVs and PC monitors. In 2004, CE’s television assembly plant in Kwidzyn, Poland, was sold to global electronics manufacturer Jabil Circuit, Inc. In September 2005, TPV Technology Limited of Taiwan took over the manufacturing of Philips’ monitors and entry-level flat-screen TV products, as well as the existing OEM monitor business. This enables CE to focus on the marketing and sales of its own branded monitor and FlatTV products and on bringing true innovation to the market with breakthroughs like Pixel Plus and Ambilight. This model increases the interdependency between Philips and its key partners; continuous strategic alignment is therefore essential.
To the next level
Having already revolutionized the television viewing experience with the original Pixel Plus and Ambilight picture enhancement technologies, Philips has made on-screen images even more lifelike and realistic with second-generation versions being introduced on the latest HD-ready Philips FlatTVs.
Key accounts
The retail trade (including PC retailers) and consumer electronics wholesalers constitute the typical sales channels to consumers (business-to-consumer, or B2C). Due to the nature of the consumer electronics market, Philips uses a broad span of distribution routes, e.g. mass merchants such as hypermarkets and discount outlets as well as specialist chains, PC retailers, department stores and mail-order companies. Business-to-business (or B2B) channels are characterized by sales to PC/IT distributors, corporate or incentive sales, and sales to system houses/ integrators, telecommunications operators and broadcasters (where applicable).
The most important development in CE’s customer base has been a trend towards globalization and consolidation in the retail sector. The resulting small group of key international retailers has considerable power when dealing with suppliers. This puts pressures on prices and margins, which can best be addressed by global, multi-disciplinary key account teams designed around the customer. CE is further investing in advanced world-class key account management capabilities, competencies, systems and tools.
Partnerships and alliances
CE has entered into alliances with broadcasters, operators, distributors and other content providers in the world of cable, satellite and broadband communication to offer integrated hardware/content solutions to consumers. A notable example of this is an alliance with Premiere, Germany’s leading pay-TV operator, for HDTV content including the 2006 FIFA World Cup™ Soccer.
Markets
CE sales to third parties on a geographic basis:

in millions of euros	2003	2004	2005
Europe and Africa	4,957	5,194	5,101
North America	2,131	2,011	2,525
Latin America	514	731	1,010
Asia Pacific	1,586	1,983	1,786

	9,188	9,919	10,422
In the first three quarters of 2005, CE managed to increase its share of the total audio/video market (including monitors) compared to the same period of 2004. Its share of the total TV market increased slightly, thanks in part to the shift from CRT to flat televisions, in which it has a
36   Philips Annual Report 2005

GoGear jukebox
The Philips GoGear HDD6320 jukebox brings a new level of ease of use and listening enjoyment to MP3 and WMA music, as well as the ability to store and view photos. The player features a backlit touchpad and Philips’ acclaimed SuperScroll system for speedy and precise navigation. The Philips GoGear HDD6320 can store up to 15,000 songs or over 8,000 pictures.
stronger share than in CRT. CE’s share of the total DVD market was under pressure, as its increases in the DVD player and portable categories did not fully compensate the loss in DVD recorders mainly due to the fact that more and more C-brands are entering this market. As the audio market transforms, CE’s share of this category is under pressure.
In the fourth quarter, CE sought to secure its overall market share and strengthen positions in key categories such as total TV with a number of product introductions and marketing initiatives.
The CE business experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.
Awards
In 2005, CE products won several prestigious awards. The European Imaging & Sound Association (EISA) named the new Streamium Wireless Music Center ‘European Audio Compact System Of The Year, 2005-2006’, while the ‘European Video Innovation Of The Year, 2005-2006’ went to ClearLCD. In addition, CE won 12 Innovation Awards at the 2005 CES (Consumer Electronics Show) in the US. The awards covered five categories: ‘Home Theater’, ‘Audio’, ‘Portable Audio’, ‘Electronic Gaming’ and ‘Accessories’. CE also received external recognition for its continued sustainability and environmental performance in the form of gold and bronze Hong Kong eco-design awards for the Xenium 9@9C mobile phone and DVP520 DVD player.
Sourcing
CE mainly purchases components from suppliers in the regions where assembly centers are located. The raw materials required to produce the components are directly acquired by the respective suppliers, except for key components like cathode-ray tubes, LCD panels and plastics. In order not to rely on one supplier only, it is CE’s practice to have a second source for the majority of components. In addition, this practice enables the acquisition of components at competitive market prices. In a limited number of cases there is a dependence on a single source of components due to a unique differentiating technology for product performance and/or cost. In such cases, CE generally decides to enter into an alliance in addition to supply agreements. In a number of cases, these partnerships are made with other Philips businesses and ventures (like LG.Philips LCD).
Regulatory requirements
CE’s processes and products need to be consistent with the relevant regional or national regulatory requirements. Such legislation includes the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
Strategy and 2006 objectives
CE’s strategy for 2006 and beyond will focus on sustainable profitability, competitive advantage and long-term value creation, based on an asset-light and agile operating model and the unstinting pursuit of optimum operational excellence. The aim is to build a financially reliable global division with a consistent performance – negative net operating capital and an EBIT margin of 4.0-4.5%, including 1.5-2.0% from licenses – derived from a focused and balanced portfolio of businesses and markets, while living up to its quality and sustainability commitments.
CE intends to make the transition from business renewal to sustainable competitive advantage and structural profitability by:
•	capitalizing on a focused portfolio of businesses, including the launch of High-Definition TV and Blu-ray recording (the next-generation optical storage standard), as well as creating value in high-value markets like peripherals and accessories;

•	continuing to implement differentiated business models, while capitalizing on its consumer franchise;

•	establishing a balanced global presence in key markets;

•	driving integral customer management with leading customers via One Philips key account management;

•	developing the capabilities and competencies of its people.
Philips Annual Report 2005   37

Information on the Philips Group
Lighting
Colored light with LEDs
In the Business Center in the PSV Stadium in Eindhoven, the colored light produced by Philips’ LED lighting solutions creates a relaxing, informal ambience.
Lighting
Philips has been engaged in the lighting business since 1891 and is the global market leader with recognized expertise in the development, manufacturing and application of lighting solutions.
Lighting seeks to improve people’s lives with its lighting products, systems and services. Consistent with Philips’ “sense and simplicity” brand promise, it does this based on a thorough understanding of people’s needs, desires and aspirations, applying its leading-edge technological capabilities to create advanced, user-friendly lighting solutions for both the consumer and professional markets.
Lighting consists of five lines of business: Lamps; Luminaires; Lighting Electronics; Automotive, Special Lighting, UHP & LCD Backlighting; and Lumileds.
Lighting’s ambition is to achieve profitable growth in developing markets (especially China), in key accounts with leading global customers, in innovative new application segments and by enhancing its position in the value chain towards professional customers and end-users. It wants to be recognized by all its stakeholders as setting the pace in the lighting industry, as the best partner to do business with, and as a responsible corporate citizen contributing to the sustainability of society at large.
The division employs approximately 45,500 people and has some 70 manufacturing facilities worldwide.
Moving the business forward
End-user-driven innovation, marketing excellence, supply excellence and people are the key drivers for Lighting as it moves forward. To confirm its leadership position, the division is focusing on these areas while pursuing a policy of continuous improvement and strict control of costs and assets. In this way it is transforming its portfolio and supply infrastructure to increase growth and flexibility, while securing its present profit base.
Within Lamps, the division’s largest business, the main growth areas are the thin 16 mm T5 fluorescent lamps, halogen lamps, compact fluorescent lamps (integrated and non-integrated) and high-intensity discharge lamps — e.g. (Mini) MASTER Colour CDM, MASTER Colour Elite and CosmoPolis. The latter solves the color variation problems inherent in conventional metal-halide lamps, while offering much longer economic life and thus considerably lower maintenance costs. Organized on a regional basis, the Lamps business operates its sales and marketing activities through the professional, OEM and consumer channels.
The Luminaires business is active in the regions EMEA (Europe, Middle East and Africa), Latin America and Asia Pacific, and is organized in a Trade business (commodity products) and a Projects business (project luminaires). Recent successful products include: the Savio, Celino and Arano ranges for office lighting, which are equipped with state-of-the-art Dynamic Lighting technology, enabling white color changes to enhance office workers’ sense of well-being; the Cabana, a high-bay range for industrial use,
38   Philips Annual Report 2005

specially designed for easy installation; and a range of new LED (light-emitting diode) products, which lighting designers, architects and urban planners can use to enhance urban spaces.
Lighting Electronics manages the lamp driver business, both in the general and special lighting fields. The driver business for the latter segment is organized on a global basis, while the driver business for the general lighting segment is organized on a regional basis. Sales and marketing are mainly conducted through the OEM and wholesale channels (for special lighting 100% OEM), making use of shared sales forces with other Lighting businesses (except for driver sales in North America). The main business focus is on energy saving, miniaturization, increased power and flexibility, and cost effectiveness. Major growth areas are drivers for high-intensity discharge lamps and ultra-high-pressure lamps, wireless lighting control systems, and geographical expansion in Asia and Eastern Europe.
In Automotive, growth is driven by innovations enhancing comfort and safety on the road. Because of their superior performance and energy efficiency, Xenon HID bulbs have become accepted as the premium car lamp, offering the benefits of twice as much light on the road and daylight-color light, helping to shorten driver reaction time and combat driver fatigue. Xenon lamps are now available in a mercury-free version. Philips Lighting is the main supplier of mercury-free HID lamps to Toyota. New automotive light sources introduced in 2005 include LED modules, LongerLife halogen types and NightGuide headlamps with improved beam performance. Automotive Lighting is organized in two businesses: OEM and After-market.
In Special Lighting – which includes applications such as: stage, theatre and entertainment lighting; industrial heating and drying, home patio and solarium heating with infrared lamps; and air/water disinfection and tanning with UV lamps – the focus remains on exploiting growth opportunities in new application areas.
Digital projection (where Philips Lighting has a strong position with the UHP lamp and is the main supplier to Sony and Samsung) and LCD Backlighting are further consumer electronics application areas offering growth opportunities in OEM businesses.
Lumileds is the world’s leading manufacturer of high-power LEDs and a pioneer in the use of solid-state lighting solutions for everyday purposes, including automotive lighting, computer displays, LCD televisions, signage and signaling, and general lighting.
Markets
Lighting sales to third parties on a geographic basis:

in millions of euros	2003	2004	2005
Europe and Africa	2,065	2,110	2,226
North America	1,098	1,051	1,057
Latin America	328	322	360
Asia Pacific	1,031	1,043	1,132

	4,522	4,526	4,775
Lighting’s businesses are seasonal to the extent that there is more demand for their products in the darker months of the year in the northern hemisphere.
Transitions: Light on the move
In 2005, Philips staged ‘Transitions: Light on the move’, a roadshow featuring exhibits from leading architects and lighting designers who each designed the interior of a container using Philips’ latest lighting systems. These exhibits underline how Philips’ architectural lighting competencies can help turn creative ideas into reality. After touring Northern Europe in 2005, the roadshow is scheduled to visit Spain and Italy in 2006.
Philips Annual Report 2005   39

Information on the Philips Group
Lighting
Like daylight itself
Shop lighting is becoming more colorful, more natural, more flexible and more dynamic – like daylight itself. Philips’ MASTER Colour Elite lamp not only displays merchandise in their natural, true colors, but also allows dimming – the first lamp of its kind to do so for retail applications
Developing the solid-state lighting market
Lighting has been adopting a focused approach to developing the solid-state lighting market. Main applications include decorative lighting of buildings and shop lighting, where the colored lighting, dynamics, flexibility and small size are important benefits. Following the progress made in 2004, further resources were allocated in 2005 to innovation, manufacturing and marketing. This resulted in the successful launch of a number of solid-state lighting products.
In November 2005, Philips completed the acquisition of Agilent Technologies’ shares in the Lumileds venture, an important step in Philips Lighting’s strategy to play a leading role in the emerging solid-state lighting market.
Since its establishment in 1999, Lumileds has built up a leading position in the LED (light-emitting diode) market. Its patented Luxeon LEDs are the first to combine the brightness of conventional lighting with the small footprint, long life and other advantages of LEDs, and have become a market reference for other players.
The combined strengths of Lumileds, as a leading-edge supplier of inorganic LEDs, and Philips Lighting, as a supplier of solid-state lighting modules and systems, will shorten the time-to-market of advanced LED-based solutions. Lumileds has its headquarters (and wafer fab operations) in San Jose, USA, and its assembly operations in Penang, Malaysia. The European sales management and supportive engineering and development activities are located in Best, Netherlands.
Pursuing technology leadership
In 2005, two major investments were announced in West European plants to strengthen Lighting’s technology leadership in applications with high growth potential.
In May, Philips announced a EUR 40 million investment in the facility at Roosendaal, Netherlands, for LCD backlighting technology used to improve the picture quality of LCD widescreen televisions.
This was followed in September by the announcement of a EUR 35 million investment to expand the production of MASTER Colour CDM lamps in Turnhout, Belgium. These lamps are used in indoor applications, especially shops, where they allow shop owners to show off their products under bright, true-to-life colors, and outdoors, where their cozy, warm white light and natural colors enhance people’s feeling of safety and comfort at night.
Energy saving
In Europe, Philips is running an awareness-raising campaign to highlight the untapped environmental and financial potential of new energy-saving lighting systems. The initiative provides information to municipalities and companies on how they can save millions of euros on energy costs and substantially reduce CO2 emissions through lighting. The ‘green’ facts state that by switching to the latest road lighting technology, Europe could reduce CO2 emissions by 3.5 million tons per year. This equates to the CO2 consumption of 175 million trees.
One of these new energy-saving systems, Philips’ CosmoPolis for street lighting – besides providing a far higher quality of ‘white’ light – uses less than half the energy of the mercury-vapor lamps that still light about a third of Europe’s roads and motorways, as well as offering industry-leading low levels of mercury.
40   Philips Annual Report 2005

Sourcing
Lighting sources most of its raw materials and mature components from China/Asia Pacific and Eastern Europe; innovative components are sourced from Western Europe.
Volatility in the prices of raw materials such as steel and copper may have consequences for Lighting’s business, and in particular the Lighting Electronics activity.
Regulatory requirements
Lighting’s processes and products need to be consistent with the relevant regional or national regulatory requirements. Such legislation includes the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
Strategy and 2006 objectives
Lighting wants to realize comparable sales growth of around 6% (including Lumileds) while maintaining a double-digit EBIT margin. Building on strength in its existing portfolio, it will seek to:
•	grow with its leading key accounts, supporting their global expansion with worldwide co-ordinated support in marketing, sales and supply performance;

•	build on its strong position in the value chain towards professional end-users in Europe; here it has to continuously upgrade the product-service offering, thus creating for its business partners an upward spiral of added value and customer satisfaction;

•	expand further in the fast-growing emerging economies like China, India and Russia. It intends to increase its distribution coverage and make better use of local suppliers.
Lighting also wants to expand into new territories, where it can shape its own future. To this end:
•	it will seek to expand its leading position in light systems for image projection into the fast-growing consumer applications market for LCD flat TVs and digital rear-projection TVs;

•	it has embarked on a road towards solid-state lighting, which is expected to lead to a fundamental industry transformation. With its acquisition of Agilent Technologies’ share in the Lumileds venture in 2005, it has further strengthened its technology base. The task now is to translate this into meaningful applications to improve people’s lives with lighting.
Semiconductors
Philips Semiconductors has an established track record of developing innovative semiconductor system solutions that enable people to connect easily to each other and to entertainment, information and services in the home and on the move.
Semiconductors has a strong customer base consisting of leading original equipment manufacturers (OEMs), electronic manufacturing services (EMS) and original design manufacturers (ODMs) in the Mobile & Personal, Home, Automotive & Identification and MultiMarket Semiconductors areas. It also works closely with established global distribution partners, many of which distribute the full portfolio of standard semiconductor products. Over 75% of total sales go to the division’s top 50 accounts.
One of Semiconductors’ most innovative solutions is Nexperia, a system-on-chip (SoC) platform designed to address the challenge of digital convergence. Nexperia’s programmable ICs for multimedia applications offer the ‘next experience’ in streaming media. Highly integrated, Nexperia products enable rapid application development and short time-to-market, helping manufacturers to stay up to date with — or ahead of — end-user demands in the highly competitive consumer and communications markets. In 2005 Nexperia accounted for 17% of Philips Semiconductors’ total sales.
Semiconductors has significant investments in wafer-fabrication ventures: approximately 51% in Systems on Silicon Manufacturing Company (SSMC) and approximately 60% in Philips Jilin Semiconductor Company (PJSC). Also, it has a 37% share in Advanced Semiconductor Manufacturing Corporation (ASMC) and a 31% share in the plant — operated together with STMicroelectronics and Freescale Semiconductor — in Crolles, France. In addition, Philips holds a stake of approximately 16% in Taiwan Semiconductor Manufacturing Company (TSMC).
At the end of 2005 Philips Semiconductors had some 35,500 employees and 20 manufacturing plants in Europe, the USA and Asia, and assembly and test facilities in Asia. The division delivers to more than 60 countries.
Philips Annual Report 2005   41

Information on the Philips Group
Semiconductors
Becoming a leaner, more agile, market-oriented business
Effective technological innovation and capital-efficient manufacturing — in many cases in partnership with others — are key elements of the division’s drive to become a less cyclical, more consistently profitable business.
Semiconductors’ market share has eroded over the last decade. The Home area is experiencing a rapid transition from analog (where Philips has a high market share) to digital solutions (where Philips has a substantially lower market share due to the late arrival in digital decoders). This trend is being addressed by the Business Renewal Program, which Semiconductors started in May 2005. This is intended to make the division a simpler, more agile and market-focused organization and to reduce earnings volatility.
The program is designed to focus the portfolio and to step up efforts in key markets in order to regain market share. It also includes a drive to shorten time-to-market and to lower the organization’s costs.
Nexperia
Philips’ Nexperia semiconductors are designed to help manufacturers of next-generation multimedia devices develop new products, meet changing consumer demands and reduce time-to-market. Nexperia chips are highly flexible and programmable. New software solutions can be downloaded onto the chips without the need for any physical changes. Nexperia Home products optimize features, compatibility and performance in entertainment and computing devices for the home.
The Business Renewal Program has streamlined the organization into four market-oriented business units: Home, Mobile & Personal, Automotive & Identification and MultiMarket Semiconductors. The division has stopped CMOS imaging, non-core ASIC activities, stand-alone scalers and small (TFT) display drivers. It has transferred DVD recording solutions to a venture and has moved MDS to the sector Other Activities. Subsequently, MDS is reported as a discontinued operation in anticipation of regulatory approval of its intended merger with Toppoly.
In December 2005, Philips announced its intention to create a separate legal structure for Semiconductors. This will give the division the flexibility to pursue strategic options to strengthen its long-term performance.
Focus areas
The main focus for the Home business unit is on the ‘Connected Consumer’, with particular emphasis on digital technology in TV sets, PC TV, set-top boxes and home media devices, and other audio/video components. The unit’s strategy is based on a distinctive product portfolio with a strong value proposition. It provides Nexperia solutions for ‘one-chip’ LCD flat-panel TV sets, and set-top boxes and ICs for other digital television applications. Furthermore, its evolutionary roadmaps and architectures ensure, for example, a smooth transition from analog TV to hybrid to digital TV. Philips intends to accelerate the roll-out of Digital Home Video Systems through 2006. In its pursuit of growth, the Home business unit continues to partner with software vendors and, in particular, industry leaders such as Microsoft, Amino, Cabot, Espial, Pioneer and Hewlett-Packard, mainly through the Nexperia Home Partner Program. Philips is also partnering with ODMs and third-party system houses, such as TPV and BenQ.
The Mobile & Personal business unit covers semiconductor solutions for cellular systems (mainly mobile phones), personal entertainment, connectivity, cordless phones and sound solutions for loudspeakers, headsets, sound panels and microphones. The unit’s semiconductor products cover the complete mobile terminal landscape for fixed and mobile convergence. Eleven major mobile handset manufacturers use Nexperia solutions. In 2005, close to 400 million integrated circuits (ICs) for mobile and wireless applications were shipped. The business unit is
42   Philips Annual Report 2005

currently a leader in the cellular market in system solutions for GSM, GPRS and EDGE, and it is also paying particular attention to China, where there is strong volume growth in the handset manufacturing market.
Near-Field Communication
With NFC, information can be exchanged in a secure way, simply by bringing two devices close together. NFC currently supports three main applications — payment and transactions; peer-to-peer communication; and access to information on the move. For example, by simply flashing a mobile phone or PDA near this poster, further information can be downloaded.
The Automotive & Identification business unit focuses on fast-growing areas such as car infotainment and car safety and comfort; smart cards and electronic passports; Radio Frequency Identification (RFID); and Near-Field Communication (NFC). In automotive, where its customers include eight of the top ten industry players, it has maintained consistent growth over the past five years. Moreover, nine of the top ten car-radio manufacturers use its ICs, and it holds a leading position in the fast-growing radio/audio digital signal-processing market. The business unit has focused investments on a number of fast-growth application areas, including digital radio and connectivity, video for in-car entertainment, tyre-pressure monitoring and in-vehicle networking (including FlexRay), as well as airbag networking and vision systems for driver assistance.
Semiconductors is also a leader in many identification applications, including eGovernment, ePayment, eTicketing, mobile (NFC) data transfer and networking, public transport, SIM cards, asset tracking, livestock ID, luggage tagging, parcel services and rental/library services. Its NFC solution enables a fast and convenient connection between devices like mobile handsets. The NFC Forum, founded by Philips, Sony and Nokia, now has more than 65 members, including Samsung, NEC, Microsoft, Mastercard, Visa, Vodafone, Orange, Matsushita and Motorola.
In the MultiMarket Semiconductors (MMS) business unit Philips partners with distributors, EMS, OEMs and ODMs. With these relationships, Philips is targeting growth in system components (accounts for 45% of MMS sales), where it focuses on power management, interface products, sensors, microcontrollers, RF access systems and integrated discrete components. MMS’s commodity products — accounting for 55% of its sales — comprise standard logic, general application, power and RF discretes. For commodity products, the business unit enters into partnerships to realize high volume and high market share. MMS’s main markets are in automotive, communications, computing and consumer electronics.
Milestones
Semiconductors passed a significant number of milestones during 2005. It introduced its first TV-on-Mobile chipset for the European and US markets, based on the broadcast industry’s DVB-H standard, which enables consumers to receive live broadcast TV pictures on their cell phones. With three tier-one wins, the solution is gaining good traction in the market. Samsung, a long-established customer, announced its first GSM/GPRS/EDGE (Enhanced Data for GSM Evolution) mobile phone handsets based on the Nexperia Cellular System Solution that enables high-speed wireless connectivity for video streaming and real-time audio.
In the US, the communications technology provider Qualcomm selected Philips’ wireless local area network solutions for WiFi connectivity for integration in its mobile station modem chipsets. Philips launched a Universal Mobile Access (UMA) Nexperia solution, which allows mobile consumers to switch seamlessly between WiFi/ Voice-over-IP and GSM networks, in the US market.
In the area of identification, the German, UK and New Zealand governments, among others, selected Philips’ contactless smart-card chip for use in their countries’ first ‘smart’ passports aimed at reducing passport fraud and increasing security. This brings Philips’ e-passport wins to 75% of total worldwide projects. In addition,
Philips Annual Report 2005   43

Information on the Philips Group
Semiconductors
Semiconductors concluded an agreement with Hewlett- Packard to jointly accelerate the adoption of the latest global RFID standard, which enables interoperability with, and migration from, previous standards.
Mid-2005 saw the shipment of the 15-millionth hybrid analog/ digital TV tuner chip, which accounts for more than 30% of the total number of tuner chips sold worldwide in the last two years.
In Europe, Philips introduced the Nexperia 810 DVB Semiconductors solution, which has been designed to enable manufacturers to accelerate the move to digital television.
Semiconductors is delivering on 20 design-ins for the first One Chip LCD Nexperia solution and for a STB terrestrial/ cable/satellite Nexperia solution.
Philips delivered the world’s first FlexRay system solution in October. With FlexRay as the networking bus, carmakers can differentiate through performance and features, offering consumers the latest safety applications.
In November, Philips opened a design center in Shanghai to develop mobile communications solutions for emerging markets.
NFC is nearing commercial implementation with four major trials in 2005 in Caen (France), Atlanta (USA) as well as Germany and the Netherlands.
Markets
In the preliminary 2005 ranking of Gartner Dataquest, Semiconductors ranks No. 11 globally.
Semiconductors sales to third parties on a geographic basis:

in millions of euros	2003	2004	2005
Europe and Africa	1,231	1,289	1,195
North America	469	421	355
Latin America	44	57	75
Asia Pacific	2,144	2,724	2,995

	3,888	4,491	4,620
Semiconductors’ revenues can experience seasonal variations. In the past, sales have increased in connection with Christmas electronics sales.
Semiconductors operates in an international market that has shown enormous volatility, with annual growth rates varying between + 27% and - 32% in the past five years (table below). In addition to the volatility, there have been tremendous structural changes caused by the increasingly global reach of major companies, mergers and acquisitions, and a move in the industry to outsource the manufacturing and design of a wide range of electronic equipment. As a result, many of Semiconductors’ major customers now operate on a global basis.

source: WSTS					(estimate)
	2001	2002	2003	2004	2005
Total available market (billions of USD)	139	141	166	213	228
Growth	(32%)	1%	18%	27%	7%
Live TV on your mobile
Miniaturization has taken yet another step forward — this time in the shape of a thumbnail-size System-in-Package (SiP) solution from Philips Semiconductors that enables consumers to connect to live TV, pictures, movies and music on their mobile devices while on the move. The solution, introduced in 2005, is based on the industry standard DVB-H (Digital Video Broadcast — Handheld) and contains all the functionality of a complete TV receiver in one small package. Philips is driving the development of TV-on-Mobile with top handset makers.
44   Philips Annual Report 2005

Partnerships
Semiconductors recognizes the importance of teaming up with other industry leaders to drive developments in the market. In 2005, Philips and Microsoft entered into a set of long-term agreements to facilitate the seamless flow of digital entertainment content between Windows®-based PCs and products equipped with Philips Nexperia solutions. The strategic partnership for process technology and pilot manufacturing with STMicroelectronics and Freescale Semiconductor in Crolles, France, was further strengthened with a Library and IP Partnership (LIPP) agreement to co- operate on the creation and validation of high-level SoC intellectual property (IP) blocks. Extending Philips’ global distribution network for standard products, a franchise agreement was signed with the Digi-Key Corporation of the USA, which specializes in fast time-to-market component sourcing.
Sourcing
In order to be more flexible and effective throughout the cyclical industry movements it encounters, Semiconductors has adopted a capital-efficient manufacturing strategy, which relies on a substantial (average around 20% of total need) outsourcing of wafer production and assembly. This allows better utilization of its own wafer and assembly capacity. TSMC is Semiconductors’ main supplier of third-party wafers, but other major foundries are used as well. The division has a supplier management program through which it strives to align the medium — and long-term needs with its main suppliers’ roadmaps.
Strategy and 2006 objectives
Semiconductors’ strategy for 2006 and beyond will focus on achieving leadership positions in its strategic market segments: digital TV (for home entertainment, portable and in PCs), cellular and cordless handsets, automotive infotainment and in-vehicle networking. This will be based on both full system solutions (Nexperia) and specific components for customers that want to create their own systems. In view of the announcement in December in which Philips expressed its intention to create a separate legal structure for Semiconductors, the division will explore strategic options to strengthen its long-term performance.
Semiconductors plans to further increase its operating margin (EBIT) within the targeted 5-15% range by:
•	reducing costs by EUR 250 million by the end of 2006 (on a run-rate basis); this is expected to be delivered through a EUR 75 million reduction in selling, general and administrative expenses, a EUR 50 million improvement in the effectiveness of R&D spending, and a EUR 125 million reduction in manufacturing costs (excluding depreciation);

•	reducing depreciation in manufacturing by EUR 200 million, thus lowering the break-even point of the fabs;

•	growing the top line without a corresponding rise in R&D and selling expenses;

•	improving operational execution to reduce waste, improve yields, improve time-to-market and enhance product quality.
Philips Annual Report 2005   45

Information on the Philips Group
Other Activities
Other Activities
This sector comprises various activities and businesses not belonging to one of the five operating divisions. It consists of the following main groups of activities: Corporate Technologies, Corporate Investments, Philips Design, Global Service Units and Miscellaneous. It also comprises various remaining activities from businesses that have been sold, discontinued, phased out or deconsolidated in earlier years.
This sector employs approximately 19,000 people.
Corporate Technologies
Philips’ research and development (R&D) activities are spread over Corporate Technologies, which invests in world-class competencies and technologies that are relevant to the entire Philips Group, and the operating divisions.
With approximately 4,800 highly skilled employees at some 20 locations worldwide, Corporate Technologies comprises organizations dedicated to research, intellectual property and standards, system integration services, emerging activities, and technology, competence and innovation management.
Photonic textiles
Objects such as clothing, upholstery, floor mats and pillows would seem unlikely places on which to place intelligent and interactive systems. Yet by integrating flexible arrays of multicolored LEDs into fabrics — without compromising the softness of the fabric — Philips Research is bringing these inert objects to life, opening up a host of applications in, for example, ambient lighting, communication and personal healthcare.
Philips Research
Philips Research supports Philips’ operating divisions with innovations, inventions and long-range vision, and employs some 2,100 technology experts around the globe. Founded in 1914, Philips Research is one of the world’s major private research organizations, with main laboratories in the Netherlands, the United Kingdom, Germany, the United States, India and China. Sustained strong performance in R&D is critical for Philips to maintain or increase its competitiveness. Through substantial investments in R&D, Philips has created a vast knowledge base. In direct response to the needs of the market, Philips has in recent years adopted a more product-oriented approach to R&D, with expenditures directed at projects with more apparent short-term commercial prospects.
Intellectual Property & Standards (IP&S)
IP&S is responsible for managing Philips’ intellectual property on a group-wide basis, employing around 400 people. IP&S protects and exploits the value of Philips’ portfolio of intellectual property rights (more than 115,000 patent rights, 26,000 trademarks, 15,000 design rights and 1,600 domain names), e.g. through licensing. It also participates in new standards in areas such as healthcare, lighting, optical storage and content management.
Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.
System integration services
Philips Applied Technologies helps its customers to transform initial ideas into competitive products and cost-efficient manufacturing solutions by integrating new and existing technologies. Some 1,200 highly skilled professionals work at eight sites across Europe, Asia and the USA.
TASS (Technical Application Software Services) develops embedded software on demand with a workforce of some 250 people.
Emerging activities
In order to speed up the process of transforming R&D projects into new business opportunities for Philips, Corporate Technologies operates the Technology Incubator, in which dedicated investments in promising value propositions are made. Philips Software, which has been transferred to Philips Semiconductors as of January 1, 2006, develops and markets software solutions for mobile
46   Philips Annual Report 2005

multimedia. Together, the Technology Incubator and Philips Software employ around 400 people.
3D solutions
Philips 3D Solutions, an emerging activity in the Philips Technology Incubator, demonstrated examples of its complete package of 3D displays and display signal-processing technology at IFA 2005. New multi-view 3D displays provide a richer, more informative and more entertaining user experience, without the need for special viewing glasses.
Technology, competence and innovation management The Office of the Chief Technology Officer (CTO) supports technology management, competence management and innovation effectiveness across Philips. It provides assistance for cross-divisional programs such as digital rights and security management and automotive technology management, and strengthens R&D competencies by offering a company-wide R&D core curriculum. The CTO Office also promotes innovation effectiveness by facilitating a joint, market-driven approach by the functions involved, principally R&D, marketing and supply management.
Feeding the innovation pipeline
In the areas of healthcare, lifestyle and technology, Corporate Technologies feeds the innovation pipeline, enabling its business partners to improve their time-to-market and innovation effectiveness, and thus achieve profitable growth.
Corporate Technologies supports Philips’ operating divisions in turning innovations into advanced products. It stimulates the exploitation of technology synergies across the operating divisions through its shared labs and competencies. The High Tech Campus in Eindhoven, Netherlands, and the Philips Innovation Campus in Bangalore, India are prime examples of this.
Corporate Technologies invests in world-class competencies and technologies that are essential for the divisions, but also leverages these to external customers, in order to realize maximum return on investment. Technologies are made available in the form of patent and technology licenses, software and hardware components, prototypes, competencies and services (design, system integration and testing). Where appropriate, emerging technologies are incubated until they are ready for transfer to a division.
Innovations are developed in close interaction with users and partners, in order to ensure that as well as being advanced, they are designed around users’ needs and are easy to experience.
Group-wide expenditures for research and development activities amounted to EUR 2,559 million (8.4% of Group sales) in 2005, EUR 2,514 million (8.6% of Group sales) in 2004 and EUR 2,571 million (9.2% of Group sales) in 2003.
In the operating divisions, approximately 16,000 people are active in R&D in more than 25 countries throughout the world. They are predominantly engaged in product development and development of production methods.
Strategy and 2006 objectives
Corporate Technologies’ strategy for 2006 and beyond will focus on:
•	developing advanced technologies to create meaningful innovations;

•	generating patents to protect these innovations, particularly in key areas of growth;

•	incubating new businesses in the areas of healthcare, lifestyle and technology as a driver of sustainable growth;

•	improving innovation effectiveness by stimulating end-user focus.
Philips Annual Report 2005   47

Information on the Philips Group
Other Activities
Corporate Investments
Corporate Investments, with some 4,900 employees, manages a portfolio of activities that strategically no longer fit into the current operating divisions. Most have been earmarked for full or partial divestment, while others are temporarily parked for re-allocation to strategic initiatives or are being redesigned for other purposes. The most important activities in this group are as follows:
Philips Enabling Technologies Group
Philips Enabling Technologies Group (ETG) operates in the business of system integration of mechatronic (sub-)systems and modules for OEMs in the high-tech capital equipment industry. ETG is an equipment foundry offering its customers equipment manufacturing, engineering and supply chain management. ETG applies technologies in sheet metal, ultra-high precision machining, assembly and system integration capabilities.
Assembléon
Assembléon is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment. Its customers use Assembléon machines to place surface-mount devices and other electronic components on printed circuit boards.
Philips Business Communications
Philips Business Communications, a provider of enterprise communication solutions, signed a memorandum of understanding in 2005 to form a venture with NEC, who will take a majority share. The new company name will be NEC Philips Unified Solutions, and Philips will hold 40% of the shares. The transaction, conditional upon regulatory approvals, is expected to be completed in 2006.
Others
Other activities in Corporate Investments are Philips Power Solutions, Philips High-Tech Plastics, Anteryon, Ommic and Philips Advanced Metrology Systems.
In 2005 the activities Philips Sound Solutions and RF Solutions were successfully repositioned to other parts of the company, Optical Storage and Semiconductors respectively.
In 2005 the following activities were sold: CMS Louviers, Philips Aerospace and High-Tech Plastics Automotive.
Philips Design
Philips Design is dedicated to creating value by providing distinctive, innovative and cost-effective design solutions that satisfy people’s needs and help make an increasingly complex world more accessible. It does this through its proprietary High Design process. High Design is based upon in-depth research into people’s behavior, their relationship with technology, socio-cultural dynamics and evolving lifestyles. The know-how gained is then fed into the innovation process, fostering cross-company synergies and opening up new business opportunities. One of the most skills-rich and longest-established design studios in the world, Philips Design has some 450 employees from over 30 countries located in 12 studios around the globe.
Philips Design also supports other global companies such as Microsoft, Securitas, Deutsche Telekom, Procter & Gamble, Hewlett-Packard, General Motors and Masterfoods, and is a respected strategic design partner in the areas of innovation, brand & identity and marketing.
Since its first steps 80 years ago, design at Philips has evolved into a key driver of innovation. Each year Philips Design receives a variety of global awards in assorted categories — including product design, communication design, concept design and interface design. In 2005 alone, Philips received a total of some 40 design awards from
48   Philips Annual Report 2005

organizations around the world, including a Gold IDEA for Ambient Experience for healthcare and 12 iF Design Awards — recognizing Philips’ dedication and commitment to people-focused solutions. Eight design awards were given by Asian organizations, including awards for solutions for clients external to Philips.
Red Dot Award for ‘Glowing Places’
In 2005, Philips won the prestigious Red Dot Award in the new ‘design concept’ category. The winning work, ‘Glowing Places’, was developed by Philips Design in collaboration with the Helen Hamlyn Research Centre at the Royal College of Art in London. ‘Glowing Places’ uses interactive lighting, embedded in public seating, to respond to people’s presence and behavior.
Global Service Units
All support functions, including Finance, Human Resources, Information Technology, non-product-related Purchasing, Real Estate and Facilities Management, have made significant progress in turning Philips’ Global Service Units strategy into reality. Global Service Units help the company to achieve significant organizational synergies. The aim is to implement standard business solutions that help Philips to deliver on its commitment to “sense and simplicity”.
The professionalism of Philips’ service organizations and standardization of its internal processes will help the company to respond better and faster to changes in the corporate and business environment, and support its growth ambitions more effectively. With Global Service Units, Philips is becoming a leaner and more agile company with a stronger focus on its business objectives. The Global Service Units employ some 3,900 people.
Miscellaneous
Philips Optical Storage
Philips Optical Storage (POS), with some 5,000 employees, provides optical pick-up modules, drives and media for CD, DVD and Blu-ray to the consumer electronics, PC, automotive and media industries. In addition, it provides sound solutions to the automotive and consumer markets. The concentration of the PC segment activities in Taiwan and the collaboration with BenQ through the venture PBDS (Philips BenQ Digital Storage) enhances Philips’ focus on DVD+RW and Blu-ray Disc development. PBDS is among the top five players and has been successful in bringing innovative products to market (e.g. 16x DL DVD+RW drives). Philips, through PBDS, intends to remain a leading player in the PC OEM and after-market optical storage industry. In order to sustain competitiveness on a global scale, POS will continue to explore strategic partnerships and alliances to realize scale effects in R&D, intellectual property, manufacturing and sales. To this end, in January 2006 Philips signed a share purchase agreement to transfer the optical pick-up unit of POS to Arima Devices. Philips expects to take a share of approximately 14% in Arima Devices upon completion of the deal, which is scheduled for the first quarter of 2006.
Mobile Display Systems
Mobile Display Systems (MDS) is in the business of mobile display units for the mobile phone market as well as the automotive and aviation market. MDS was reclassified from Semiconductors to Other Activities in 2005. At year-end 2005, MDS was reported as a discontinued operation in anticipation of regulatory approval of its merger with Toppoly.
Unallocated
Unallocated comprises the costs of the corporate center — including the Company’s global brand management and sustainability programs — as well as country and regional overhead costs and costs of pension and postretirement benet plans relating to retired employees. Some 2,400 people are employed in Unallocated.
Sustainability
Our Sustainability Report 2004 covered the process of embedding sustainability in our organization. The focus of our 2005 report is on how we continue to create value in our company with sustainability as a business driver.
The progress we made on our sustainability management agenda over the past year will be provided in the Sustainability Report 2005, which features extended reporting on key issues including meeting customer needs, health and safety, environmental performance in manufacturing, EcoDesign of our products, supplier management, social investments in the communities we operate in, and the General Business Principles.
Philips Annual Report 2005   49

Information on the Philips Group
Our cooperations
Philips engages from time to time in cooperative activities with other companies. Philips’ principal cooperative business activities and participating interests are set out below.
Philips Medical Capital — USA
Philips Medical Systems and Rabobank Group’s subsidiary De Lage Landen International set up a venture to provide financing to Philips customers throughout the United States for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems. The venture is called Philips Medical Capital and is based in Wayne, Pennsylvania. De Lage Landen owns a majority stake (60%) in the venture and has operational control. The venture became operational in 2002.
Philips Medical Capital — Europe
Philips Medical Systems and Société Générale Equipment Finance set up a venture to provide financing to Philips customers in six major European countries for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems. The venture is called Philips Medical Capital — Europe and is based in Wuppertal, Germany. Société Générale owns a majority stake (60%) in the venture and has operational control. The venture became operational in 2005.
Lumileds
In 2005, Philips acquired Agilent Technologies’ shareholding in Lumileds. Through the acquisition, Philips has controlling ownership of Lumileds and holds 96.5% of Lumileds’ issued and outstanding capital. The remaining 3.5% is owned by an employee trust company. Lumileds has been consolidated since the end of November 2005.
Crolles2
Crolles2 is an R&D and manufacturing cooperation. Philips has a 31% stake in Crolles2, which is operated together with STMicroelectronics and Freescale Semiconductor in Crolles, France. Advanced CMOS technologies for 90 nm and 65 nm geometries have been developed, and early development on the 45 nm CMOS process takes place. Products in 90 nm are in production for all partners, and 65 nm production will be piloted in 2006. The products are mostly system-on-silicon solutions for mobile phones and home applications (TV, set-top box, etc.) that can benefit from the smaller dimensions to offer better performance at lower prices. There is a strong emphasis on low power consumption and on embedded memories.
LG.Philips LCD
LG.Philips LCD (LPL), a manufacturing venture between Philips and LG Electronics of South Korea, is a leading manufacturer and supplier of thin-film transistor liquid-crystal display (TFT-LCD) panels. New shares were issued in 2004 to the public through an initial public offering (IPO). As a result, Philips and LG Electronics of South Korea each held a 44.6% stake. The company manufactures TFT-LCD panels in a wide range of sizes and specifications, primarily for use in notebook computers, desktop monitors and televisions.
In July and December 2005, Philips sold common stock of LG.Philips LCD, further reducing its stake in LG.Philips LCD to 32.9%.
LG.Philips Displays
LG.Philips Displays (LPD) is a 50/50 joint venture with LG Electronics of South Korea and is a leading supplier of cathode-ray tubes (CRTs) for televisions and desktop monitors. In December 2005, as a result of increased pressure on demand and prices for CRTs, Philips wrote off the remaining book value of EUR 126 million of the investment. Philips also passed through the income statement an accumulated negative difference in currency translation of EUR 290 million related to the investment in LPD, which had no impact on Philips’ equity. Philips also fully provided for the existing guarantee of EUR 42 million provided to LPD’s banks. Philips will not inject further capital into LPD.
On January 27, 2006, several companies belonging to the LPD group filed for insolvency protection, followed by bankruptcy proceedings for various of such entities. For further information, please refer to page 119.
InterTrust Technologies
InterTrust Technologies is a leading developer of Digital Rights Management (DRM) technologies and holds a key DRM patent portfolio, which covers a wide variety of secure digital distribution technologies, including digital media platforms, web services and enterprise infrastructure. One of the reasons for Philips’ 49.5% shareholding is to ensure wider access to InterTrust’s key DRM intellectual property rights, so as to enable broad DRM-protected distribution of digital content for the benefit of content owners, service providers and device makers, as well as consumers and enterprises.
50   Philips Annual Report 2005

FEI Company
FEI Company is a US-based company in which Philips holds 25% of the outstanding shares. FEI is the leading supplier of Structural Process Management TM solutions to the world’s technology leaders in the elds of semiconductors, data storage and biological structures.
Taiwan Semiconductor Manufacturing Company Taiwan Semiconductor Manufacturing Company (TSMC) is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and largest portfolio of process-proven library, IP, design tools and reference flows.
In the third quarter of 2005, Philips sold 568 million common shares, representing 2.6% of its stake in TSMC. Philips retains a holding of 16.4% in TSMC, representing 4,066 million shares. As of January 2006, the Philips representation on the TSMC board was reduced, resulting in the loss of significant influence, and therefore Philips will cease using the equity method of accounting as of that date.
NAVTEQ
In the second quarter of 2005, Philips sold all its remaining shares of common stock in NAVTEQ. As a result, Philips’ 37.1% interest in NAVTEQ was reduced to zero.
Atos Origin
In July 2005, Philips sold its remaining 15.4% stake in Atos Origin. Philips no longer has a stake in Atos Origin.
TPV Technology
In September 2005, Philips sold part of its monitor and entry-level flat screen TV business to TPV Technology. The combination of TPV and Philips’ monitor and entry-level flat TV business created a global leader in the monitors and flat TV assembly market. In return for the activities transferred to TPV, Philips became a substantial shareholder of TPV with a stake of 15%, and received a convertible bond of EUR 220 million.
Mobile Display Systems
In November 2005, Philips signed a binding letter of intent to merge its Mobile Display Systems (MDS) business unit with Toppoly Optoelectronics Corporation of Taiwan. The new company will be named TPO. Upon completion of the transaction, Philips is expected to hold a stake of approximately 17.5% in TPO. In anticipation of regulatory approval of its intended merger with Toppoly, MDS is reported as a discontinued operation.
Corporate Venturing
By year-end 2005 the Corporate Venturing portfolio comprised some ten companies in which Philips has a minority stake. Where appropriate, new equity interests in ventures are negotiated exclusively as part of a broader partnership arrangement between Philips business units and emerging technology companies. Ownership of these minority stakes lies with the respective operating divisions.
Alliances
Philips participates in various strategic alliances. In 2005 an alliance was formed with Schering to research, develop and commercialize medical equipment and associated contrast agents for optical imaging. The first development project focuses on mammography.
Furthermore, Philips announced partnerships with Premiere in Germany, Canal+ in France and UPC in the Netherlands to boost the take-up of high-definition television in Europe.
Growth in traditional businesses sometimes requires partnerships in complementary industries to open up new market and product opportunities. An example of this kind of partnership is the alliance with Sara Lee/DE for the Senseo coffee experience. Philips has an alliance with InBev for the PerfectDraft in-home beer system. Philips first introduced the PerfectDraft in the fourth quarter of 2004.
Some new technologies need implementation of a larger ‘ecosystem’ and therefore alliances with a variety of companies in the value chain are required. An example is the alliance concerning Radio Frequency Identification (RFID) technology with Atos Origin and Checkpoint to drive item-level RFID adoption with major retailers. Another example is the Near-Field Communication (NFC) Forum founded by Philips, Sony and Nokia, which in 2005 received further support from leading companies like Visa, Samsung, Texas Instruments and Microsoft.
In the healthcare area, Philips and healthcare insurer Achmea agreed to jointly execute a pilot to evaluate an interactive, personalized healthcare communication platform that connects chronic heart failure patients at home to their care provider via their television.
Philips Annual Report 2005   51

Our leadership
The executive management of Philips is entrusted to its Board of Management under the supervision of the Supervisory Board. The Group Management Committee is the highest consultative body within Philips. This chapter presents the Board of Management, the Group Management Committee and the Supervisory Board as of December 31, 2005.
Board of Management
The Board of Management operates under the chairmanship of the President/Chief Executive Officer (CEO). The members of the Board of Management have collective powers and responsibilities. They share responsibility for the management of Koninklijke Philips Electronics N.V. (the ‘Company’), the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management has, for practical purposes, adopted a division of responsibilities reflecting the functional and business areas monitored and reviewed by the individual members. According to the Company’s corporate objectives and Dutch law, the Board of Management is guided by the interests of the Company and its affiliated enterprises within the Group, taking into consideration the interests of the Company’s stakeholders, and is accountable for the performance of its assignment to the Supervisory Board and the General Meeting of Shareholders. The Rules of Procedure of the Board of Management are published on the Company’s website (www.philips.com/investor).
The remuneration policy applicable to the Board of Management was adopted by the 2004 General Meeting of Shareholders, amended by the 2005 General Meeting of Shareholders, and is published on the Company’s website. For more details on the remuneration policy and the remuneration of the individual members of the Board of Management, see the chapter Report of the Supervisory Board that begins on page 60 of this Annual Report.
The Supervisory Board has decided to propose to the 2006 Annual General Meeting of Shareholders to appoint the current CEOs of the Company’s operating divisions as members of the Board of Management, effective April 1, 2006.
Group Management Committee
The Group Management Committee consists of the members of the Board of Management, the Chairmen of the operating divisions and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across Philips and to implement common policies.
Supervisory Board
The Supervisory Board supervises the policies of the executive management (the Board of Management) and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent body from the Board of Management. The Rules of Procedure of the Supervisory Board are published on the Company’s website.
For more details on the activities of the Supervisory Board, see the chapter Report of the Supervisory Board that begins on page 60 of this Annual Report.
Corporate governance
A full description of the Company’s corporate governance structure is published in the chapter Corporate governance that begins on page 218 of this Annual Report and on the Company’s website.
52  Philips Annual Report 2005

Board of Management
Gerard Kleisterlee 1946, Dutch
President/Chief Executive Officer (CEO) and Chairman of the Board of Management and the Group Management Committee
President/CEO and Chairman of the Board of Management since April 2001, member of the Board of Management since April 2000 and member of the Group Management Committee since January 1999 Corporate responsibilities: Divisions, Communications, Internal Audit, Legal, Human Resources Management, Strategy, Marketing
After graduating in electronic engineering at Eindhoven University of Technology, Gerard Kleisterlee started his career with Philips in 1974 at Medical Systems. In 1981 he became General Manager of Professional Audio Systems. In 1986 he joined Philips Components and, after becoming General Manager of Philips Display Components for Europe, he was appointed Managing Director of Philips Display Components worldwide in 1994. He became President of Philips Taiwan and Regional Manager for Philips Components in Asia Pacific in 1996. He was also responsible for the activities of the Philips Group in China from September 1997 to June 1998. From January 1999 to September 2000 he was President/CEO of the former Philips Components division.
Gerard Kleisterlee is also Chairman of the Supervisory Board of Eindhoven University of Technology and holds an honorary doctorate from the Catholic University of Leuven, Belgium.
Ad Huijser 1946, Dutch

Executive Vice-President and Chief Technology Officer (CTO) Member of the Board of Management since April 2002, CTO since May 2001, member of the Group Management Committee since April 1999 and CEO of Philips Research since 1998 Corporate responsibilities: Technology Management, Research, Applied Technologies, Intellectual Property & Standards, Technology incubator, TASS, Supply Management, Philips Optical Storage, LG.Philips ventures, Philips Software, PIC Bangalore
After graduating from Eindhoven University of Technology, Ad Huijser gained a Ph.D. in applied physics from the University of Twente. He joined Philips in 1970 and held various positions in the Research Laboratories before becoming CTO for the Consumer Electronics division in 1991. A year later he became Managing Director of R&D for the Television business group. In 1994 he returned to the Research Laboratories as Managing Director and Chairman of the Management Committee, and in 1996 he was appointed Senior Adviser and Director of Philips Multimedia Center in California.
Ad Huijser is also a member of the Supervisory Board of CQM (Centre for Quantitative Methods) and Chairman of the Board of Directors of LG.Philips LCD.
Pierre-Jean Sivignon 1956, French
Executive Vice-President and Chief Financial Officer (CFO)
CFO and member of the Board of Management and the Group Management Committee since June 2005 Corporate responsibilities: Control, Treasury, Fiscal, Mergers & Acquisitions, Investor Relations, Information Technology, Pensions, Real Estate, Corporate Investments
Pierre-Jean Sivignon graduated from the Ecole Superieure des Sciences Economiques in Paris, where he studied economics and business administration. After graduating he enrolled as an officer in the French Navy in 1978. Upon completion of his military services, he took a position as an external auditor for the firm Peat Marwick Mitchell and worked there until 1982. From 1982 until early 2001, he worked for the Schlumberger Group, where he held a variety of positions. These included Financial Controller for Dowell Schlumberger Oilfield Services (in Europe and Africa), General Manager of the Bank & Industry Division in Paris, and Group Treasurer in Paris and New York.
In 2001, he moved to Faurecia SA, a leading supplier of automotive equipment listed on the Paris Stock Exchange, to become its CFO.
Gottfried Dutiné 1952, German
Executive Vice-President
Member of the Board of Management since April 2002 and member of the Group Management Committee since February 2002 Corporate responsibilities: Regions and Countries, Government Relations, Corporate Alliances, Key Account Management, Strategic Initiatives
Gottfried Dutiné holds a degree in electrical engineering and a Ph.D. in communications technology from the University of Darmstadt, Germany. He began his career at Rockwell-Collins in Frankfurt, where he was appointed Director of Engineering. In 1984 he joined Motorola, and in 1989 he went to Robert Bosch GmbH, where he held several positions before leaving for Alcatel in Paris at the end of 1997. At Alcatel he was appointed Vice-President of the Telecom Board Committee and area president for Central & Eastern Europe and Russia.
Philips Annual Report 2005   53

Group Management Committee
As of December 31, 2005, the Group Management Committee (GMC) was composed of the Board of Management and the following senior officers:
Arie Westerlaken 1946, Dutch
Member of the GMC since May 1998, Secretary to the Board of Management since 1997 and Chief Legal Officer since 1996 Corporate responsibilities: Legal, Company Secretary, Company Manual, General Business Principles
Arie Westerlaken graduated in law from the University of Utrecht. He joined Philips’ Legal Department in the Netherlands in 1973 and was appointed General Counsel to Philips Japan in 1979. After six years in Japan and five years with the Corporate Legal Department in Eindhoven, he left Philips in 1990 to become Director of Legal Affairs at DAF Trucks. Returning to Philips in 1994, he was appointed Director of Legal Affairs.
Tjerk Hooghiemstra 1956, Dutch
Member of the GMC since April 2000; responsible for Human Resources Management (HRM) since 2000 Corporate responsibilities: Human Resources Management
Tjerk Hooghiemstra graduated in economics from Erasmus University in Rotterdam in 1982. He spent three years with the Amro Bank before joining the Hay Group in 1986, becoming a member of its European Executive Board and a Partner of the Hay Group Exempted Partnership. Joining Philips in 1996, he was appointed Managing Director of HRM for the Consumer Electronics division.
Jouko Karvinen 1957, Finnish
Member of the GMC since October 2002 and CEO of the Medical Systems division since
2002 Corporate responsibilities: Medical Systems
Jouko Karvinen holds an M.Sc. in electronics and industrial economics from Tampere University of Technology in Finland. Before joining Philips in 2002, he was responsible for the Automation Division of ABB Group Ltd. and was a member of the ABB Group Executive Committee. Jouko Karvinen also served ABB Group in several international positions, with business responsibilities in Marketing and Sales, Project Management and Operations. He has extensive experience in integrating businesses after acquisitions.
Andrea Ragnetti 1960, Italian
Member of the GMC since January 2003, Chief Marketing Officer since 2003 and CEO of the Domestic Appliances and Personal Care division since 2005 Corporate responsibilities: Domestic Appliances and Personal Care, Global Brand Management, Marketing, Design
Andrea Ragnetti holds a degree in political science from Perugia University. He began his career in Marketing at Procter & Gamble in 1987. In 1993 he joined Joh. A. Benckiser, becoming Marketing Vice-President, a position he held until 1997. He joined Telecom Italia in 1998 as Executive Vice-President of Marketing for its Mobile division and took up a similar position with its Consumer division a year later.
Theo van Deursen 1946, Dutch
Member of the GMC since April 2003 and CEO of the Lighting division since 2003 Corporate responsibilities: Lighting, Quality Policy Board, Business Excellence
Theo van Deursen joined Philips in 1973 after graduating in electronics and business administration at Eindhoven University of Technology. Since then, he has held a number of key management positions, including CEO of the Lighting Electronics and Automotive & Special Lighting business groups. In 2002 he was entrusted with responsibility for the dissolution of the Components division. In 1985 he graduated from IMD’s Executive MBA program and later complemented this study with an Executive MBA from the University of Virginia.
Daniel Hartert 1958, German
Member of the GMC since August 2003 and Chief Information Officer (CIO) since 2002 Corporate responsibilities: Information Technology
Daniel Hartert graduated in computer science and business administration in 1986. In the first six years of his professional career he held various technical positions with Robert Bosch GmbH and VLSI Technology GmbH in Munich. In 1992 he joined Bertelsmann AG as IT Director of its European music business. In 1995 he moved to New York as International CIO of Bertelsmann Music Group, before returning to Germany four years later to become Bertelsmann CIO and member of the Executive Board of Bertelsmann’s Direct Group. In 2001 he was appointed to the Executive Board of Arvato, the Services Division of Bertelsmann.
54   Philips Annual Report 2005

Frans van Houten 1960, Dutch
Member of the GMC since August 2003 and CEO of the Semiconductors division since 2004
Corporate responsibilities: Semiconductors
Frans van Houten holds a degree in economics, marketing and business management. He joined Philips in 1986, working in Sales and Marketing, before moving to the US in 1992 to become CEO of Philips Airvision, a small in-flight entertainment start-up. From 1993 to 1996 he was Vice-President Global Marketing and Sales of the Communication Network Systems division at PKI in Germany. In 1996 he joined the Consumer Electronics (CE) division, setting up the Disc Systems business. In 1998 he became Chief Operating Officer of the Digital Video Group in Palo Alto, California, before moving to Singapore in 1999 as Executive Vice-President of CE’s country organizations and businesses in the Asia Pacific and Middle East & Africa regions. In 2002 he became General Manager of Global Business Creation for CE, and in 2003 he was appointed CEO of the Consumer Electronics Business Groups.
Rudy Provoost 1959, Belgian
Member of the GMC since August 2003 and CEO of the Consumer Electronics division since 2004
Corporate responsibilities: Consumer Electronics, International Retail Board Management
Rudy Provoost holds degrees in psychology and business administration from the University of Gent. He began his career in 1984 with Procter & Gamble Benelux. In 1987 he joined Canon Belgium, in the fields of Sales and Marketing, becoming General Manager of Marketing for all business operations in 1989. In 1992 he joined Whirlpool Belgium as Managing Director, going on to become Vice-President Whirlpool Brand Group Europe in 1999. He joined Philips in October 2000, when he was appointed Executive Vice-President of Philips Consumer Electronics in Europe. He was appointed CEO of Philips Consumer Electronics Global Sales and Services in 2003.
Barbara Kux 1954, Swiss
Member of the GMC since October 2003 and Chief Procurement Officer since 2003
Corporate responsibilities: Supply Management, Sustainability Board
Barbara Kux holds an MBA from INSEAD. She began her career with Nestlé Germany as Marketing Manager in 1979. In 1984 she joined McKinsey, handling global assignments in strategy and business transformation. Five years later she joined ABB as Vice-President responsible for the company’s entry into Central and Eastern Europe. In 1993 she returned to Nestlé as Vice- President of the company’s Central and Eastern Europe region. In 1999 she joined Ford Europe as Executive Director responsible for capturing corporate synergies and establishing common business processes and structures across all key functions, including Procurement.
Philips Annual Report 2005   55

Supervisory Board
W. de Kleuver 1936, Dutch** ***
Chairman
Member of the Supervisory Board since 1998; second term expires in 2006
Former Executive Vice-President of Royal Philips Electronics.
L. Schweitzer 1942, French***
Vice-Chairman and Secretary
Member of the Supervisory Board since 1997; third term expires in 2009
Former CEO of Renault and Renault-Nissan B.V. Chairman of the Board of Renault and AstraZeneca. Non-executive director of BNP Paribas, Electricité de France, Véolia Environment, Volvo AB and L’Oreal.
Sir Richard Greenbury 1936, British**
Member of the Supervisory Board since 1998; second term expires in 2006
Former Chairman and CEO of Marks & Spencer and former Director of Lloyds TSB, British Gas, ICI, Zeneca and Electronics Boutique Plc.
J-M. Hessels 1942, Dutch*
Member of the Supervisory Board since 1999; second term expires in 2007
Former CEO of Royal Vendex KBB and currently Chairman of the Supervisory Board of Euronext and member of the Supervisory Boards of Amsterdam Schiphol Group, Heineken and Fortis.
Prof. K.A.L.M. van Miert 1942, Belgian*
Member of the Supervisory Board since 2000; second term expires in 2008
Former Vice-President of the European Commission and former President of Nyenrode University, member of the Supervisory Boards of RWE, Agfa Gevaert, De Persgroep, Munich Re, Anglo American, Vivendi Universal and Solvay.
C.J.A. van Lede 1942, Dutch**
Member of the Supervisory Board since 2003; first term expires in 2007
Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of Heineken, member of the Supervisory Boards of Akzo Nobel, AF/KL, Reed Elsevier, Sara Lee Corporation, Air Liquide, and Chairman of the Board of Directors of INSEAD.

*	Member of the Audit Committee

**	Member of the Remuneration Committee

***	Member of the Corporate Governance and Nomination & Selection Committee
56   Philips Annual Report 2005

J.M.Thompson 1942, Canadian**
Member of the Supervisory Board since 2003; first term expires in 2007
Former Vice-Chairman of the Board of Directors of IBM, and director of Hertz and Robert Mondavi; currently Chairman of the Board of Toronto Dominion Bank and a Director of Thomson Corporation.
E. Kist 1944, Dutch*
Member of the Supervisory Board since 2004; first term expires in 2008
Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of the Dutch Central Bank, DSM and Moody’s Investor Services.
J.J. Schiro 1946, American*
Member of the Supervisory Board since 2005; first term expires in 2009
CEO of Zürich Financial Services. Also member of the Board of Directors of PepsiCo, Vice-Chairman of the Swiss-American Chamber of Commerce, member of the International Business Council of the World Economic Forum and member of the European Services Roundtable and The Financial Services Roundtable (US).
Wong Ngit Liong 1941, Singaporean
Member of the Supervisory Board since 2005; first term expires in 2009
Chairman and CEO of Venture Corporation. Also serves on the boards of various listed and private companies, including DBS Bank and DBS Group Holdings and SIA Engineering Company. Chairman of the National University of Singapore Board of Trustees.
Philips Annual Report 2005   57

Frits Philips – a life of service
Philips lost one of the most prominent and influential figures in its history with the passing-away of former President Frits Philips on December 5, 2005.
Frederik Jacques Philips was born in Eindhoven, Netherlands, on April 16, 1905. His father, Anton, and uncle Gerard had founded a light-bulb factory there in 1891. Frits, as he preferred to be called, joined the family firm as an industrial engineer, in 1930, shortly after completing a degree in mechanical engineering at Delft Technical University.
The 1930s influenced Frits Philips greatly. The Great Depression of the early to mid-1930s, for example, left him “determined that in the rest of my industrial life I would do everything within my power to avoid a recurrence of that kind of misery”. This was reinforced after Frits Philips and his wife, Sylvia, met Frank Buchman. The message of Buchman’s spiritual movement – listen to God, live an honest, pure and selfless life and exercise charity – changed the couple’s lives.
His life took another dramatic turn when, in May 1940, Nazi Germany invaded the Netherlands. Frits Philips felt that he had a duty to stay behind to try to protect the company’s 19,000 Dutch workers and prevent the company from inadvertently contributing to the German war effort.
Like father, like son. Anton Philips was the young Frits’s example. He was to remember him as “a great man and a great father”.
Following his period in hiding, Frits Philips returns after a lengthy absence to the Philips complex in Eindhoven by bike, to a warm welcome. It is 9 a.m. on September 21, 1944.
Meeting with workers engaged in building their own homes in the winter of 1945-46.
58   Philips Annual Report 2005

For the next four years, until the Allies liberated the Netherlands, he waged a personal war of bluff, deception, sabotage and clandestine activities, including, at the insistence of the German occupiers, opening a workshop at a new concentration camp near Vught. He reasoned that by doing so he could try to protect the Jewish prisoners’ lives. To a large extent, he succeeded: of the 469 Jewish prisoners who worked there, 382 survived the war (in 1996, Frits Philips received the Yad Vashem medal from Israel in recognition of his help).
In 1961, he was made head of the company. His presidency was noted for its commitment to further expanding Philips’ presence in Asia and Latin America – Philips was the first European company to develop manufacturing operations in Taiwan, for example – and for the importance he attached to scientific research and development. He had a vision about the role of business in society that was years ahead of its time. Many of the beliefs he held, such as the importance of protecting the environment, on the necessity of communicating with each other, on the importance of our employees’ welfare, on the role of business in society – are reflected in the programs we are developing and deploying today and in our transformation into One Philips.
Frits Philips retired as president in 1971, but his interest in the company never faded. He served on the company’s Supervisory Board until 1977 and continued to offer advice until the last years of his life. He did so, however, with a sense of modesty. He would say what he felt he had to say, while recognizing that it was up to those now in charge to make the decisions. He was hugely proud when, in 1999, Gerard and Anton Philips were proclaimed the Netherlands’ greatest entrepreneurs of the 20th century, yet he was just as passionate about Philips’ future. In his last years he took particular interest in the progress of the High Tech Campus in Eindhoven, even arranging for 18 mature beech trees to be moved from his home to the campus grounds and planting the first ones himself.
On April 16, 2005, he achieved another goal: to live to 100. Typically, he celebrated it quietly, at home, but thousands of people took part in celebrations in Eindhoven, underlining his enduring connection with the city.
Man of the world. Frits Philips makes another visit to the United States, this time as president. He is seen here at New York airport, about to board the Pan American World Airlines return flight to the Netherlands.
In 1962 Frits and Sylvia Philips are received in private audience by Pope John XXIII.
Frits Philips being carried shoulder-high during the company’s 75th anniversary in 1966.
Philips Annual Report 2005   59

Report of the Supervisory Board
General
The supervision of the policies and actions of the executive management (the Board of Management) of Koninklijke Philips Electronics N.V. (the ‘Company’) is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate body and fully independent of the Board of Management. This independence is also reflected in the requirement that members of the Supervisory Board be neither a member of the Board of Management, nor an employee of the Company. The Supervisory Board considers all its members to be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code of December 9, 2003 (the “Dutch Corporate Governance Code”). The Supervisory Board, acting in the interests of the Company and the Philips Group, supervises and advises the Board of Management in performing its management tasks and setting the direction of the Philips Group’s business. It is empowered to recommend to the General Meeting of Shareholders persons to be appointed as members of the Supervisory Board or the Board of Management. Major management decisions, including the Philips Group strategy, require the approval of the Supervisory Board. The Supervisory Board further supervises the structure and management of systems of internal business controls and the financial reporting process. It determines the remuneration of the individual members of the Board of Management within the remuneration policy adopted by the General Meeting of Shareholders. While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to three permanent committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. The separate reports of these committees are part of this report and are published below.
As in prior years, the Supervisory Board discussed developments in the area of corporate governance in 2005. In addition to the ongoing preparations for the implementation of section 404 of the Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls over financial reporting, the monitoring of the Dutch Corporate Governance Code was discussed. As in 2004, Philips addresses its overall corporate governance structure in this Annual Report (refer to the chapter Corporate governance that begins on page 218).
Meetings of the Supervisory Board
The Supervisory Board met seven times in the course of 2005, including a two-day meeting on strategy; all of its members who were in office during the full year participated in five or more of these meetings. The members of the Board of Management were present at the meetings of the Supervisory Board except in matters regarding the composition and functioning of the Supervisory Board and its members. Extensive evaluation of the functioning of the Supervisory Board and its members has taken place, resulting in several suggestions which will be given further consideration. Furthermore members of the Supervisory Board regularly received training relevant for their function. A similar evaluation of the Board of Management and its members has also taken place. The Supervisory Board also met without the members of the Board of Management being present when they discussed the composition and functioning of the Board of Management and the Group Management Committee, as well as the remuneration and performance of members of the Board of Management and the Group Management Committee. During the course of the year the Supervisory Board was informed and consulted by the Board of Management on the course of business, important decisions and the Philips Group strategy. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the President/Chief Executive Officer (CEO) and other members of the Board of Management throughout the year.
Composition and remuneration of the Supervisory Board
The Supervisory Board aims for an appropriate combination of knowledge and experience among its members in relation to the global and multi-product character of the Company’s businesses. Consequently the Supervisory Board aims for an appropriate level of experience in marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration. The Supervisory Board further aims to have available appropriate experience within Philips by having one former Philips executive as a member. Members are appointed for fixed terms of four years and may be re-appointed for two additional four-year terms.
The Supervisory Board currently consists of ten members, who are listed in the chapter Our leadership that begins on page 52 of this Annual Report. At the 2005 General
60   Philips Annual Report 2005

Meeting of Shareholders Mr Schweitzer was re-appointed and Messrs Wong and Schiro were elected to the Supervisory Board. As from the closing of the 2005 Shareholders’ Meeting, Mr De Kleuver succeeded Mr Van Wachem as Chairman of the Supervisory Board. At the 2006 General Meeting of Shareholders, the present term of Messrs De Kleuver and Greenbury will end. The Supervisory Board very much welcomes the fact that both gentlemen, who have brought valuable experience and knowledge to our Board since their appointments in 1998, are available for re-appointment, and we shall make a proposal at the 2006 Annual General Meeting of Shareholders to re-appoint Messrs De Kleuver and Greenbury.
The remuneration of the members of the Supervisory Board and the additional remuneration for its Chairman and the members of its committees is determined by the General Meeting of Shareholders. The 2005 General Meeting of Shareholders resolved to adjust the fee structure for the Chairman and members of the Supervisory Board and its committees. As from January 1, 2005, the annual remuneration is EUR 41,000 per year for members of the Supervisory Board and EUR 75,000 for the Chairman. The annual remuneration for a regular member of a committee is EUR 4,500, for the chairman of a committee EUR 6,000, and for the chairman of the Audit Committee EUR 7,000; details are disclosed in note 36 of this Annual Report.
Report of the Corporate Governance and Nomination & Selection Committee
The Corporate Governance and Nomination & Selection Committee consists of the Chairman and Vice-Chairman of the Supervisory Board. In line with the New York Stock Exchange listing rules and other developments in the field of corporate governance, the committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. In 2005, the committee discussed the further steps the Company could take to improve its corporate governance and the way the Dutch Corporate Governance Code has been implemented. In accordance with its charter, the Corporate Governance and Nomination & Selection Committee consulted in 2005 with the President/CEO and other members of the Board of Management on the appointment or re-appointment of candidates for Supervisory Board membership and candidates to fill current and future vacancies on the Board of Management and the Group Management Committee, prepared decisions and advised the Supervisory Board on the candidates for appointment, and supervised the policy of the Board of Management on the selection criteria and appointment procedures for Philips’ senior management.
At the 2005 General Meeting of Shareholders, Mr Kleisterlee was re-appointed as President/CEO and Mr Sivignon, who succeeded Mr Hommen as Chief Financial Officer (CFO), was appointed as member of the Board of Management.
As of April 1, 2006, Mr Huijser, member of the Board of Management and Chief Technology Officer, will retire. During his 35-year career with Philips, in particular in the Company’s research activities, Mr Huijser has made a significant contribution to Philips.
The Supervisory Board will propose, at the 2006 Annual General Meeting of Shareholders, to appoint the current heads of the five operating divisions as members of the Board of Management, effective April 1, 2006. The officers involved are Messrs Karvinen, Ragnetti, Provoost, Van Deursen and Van Houten.
In respect of the Group Management Committee, the following changes occurred in 2005. On April 1, 2005, Mr Van Splunter retired as a member of the Group Management Committee. As of April 1, 2005, Mr Ragnetti succeeded Mr Van Splunter as CEO of the Domestic Appliances and Personal Care division in combination with his current position as Chief Marketing Officer. Finally, Mr Westerlaken, member of the Group Management Committee, will retire as of May 1, 2006.
Report of the Remuneration Committee
The Remuneration Committee, currently consisting of four members, who are listed in the chapter Our leadership that begins on page 52 of this Annual Report, is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee. It met four times in 2005. The Remuneration Committee proposes to the Supervisory Board the remuneration policy for members of the Board of Management and other members of the Group Management Committee, and reports annually to the Supervisory Board on the implementation of this remuneration policy. The Supervisory Board, through the Remuneration Committee, implements this policy and determines on
Philips Annual Report 2005   61

Report of the Supervisory Board
the basis of this policy the remuneration of the individual members of the Board of Management and other members of the Group Management Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by a remuneration expert acting on the basis of a protocol ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interest are avoided. The Remuneration Committee’s tasks are laid down in the Charter of the Remuneration Committee that forms part of the Rules of Procedure of the Supervisory Board. Currently, no member of the Remuneration Committee is a member of the management board of another listed company.
General remuneration policy
The objective of the remuneration policy for members of the Board of Management, approved by the 2004 General Meeting of Shareholders, amended by the 2005 General Meeting of Shareholders and published on the Company’s website (www.philips.com/investor), is in line with that for Philips executives throughout the Philips Group: to focus on improving the performance of the Company and enhancing the value of the Philips Group, to motivate and retain them, and to be able to attract other highly qualified executives to enter into Philips’ service, when required.
In order to link executive remuneration to the Company’s performance, the remuneration package includes a significant variable part in the form of an annual cash bonus incentive and a long-term incentive in the form of restricted share rights and stock options.
Base salary
Base salaries are based on a function-related salary system. When first appointed, an individual Board of Management member’s base salary will usually be below the maximum function-related salary.

in euros	maximum base salary
Board of Management	2003	2004	2005
Chairman	1,020,000	1,020,000	1,020,000
CFO/Vice-Chairman	840,000	840,000	840,000
CFO	—	—	675,000
Member	660,000	660,000	675,000
Normally (and subject to the decision by the Supervisory Board) the base salary will reach the maximum function-related salary level over a maximum three-year period from appointment. In line with market developments shown by benchmark research and additional market studies, the maximum function-related salary levels in 2005 have not been increased for the Chairman and CFO/ Vice-Chairman. In 2005, the (maximum) function-related salary of the President/CEO was EUR 1,020,000 and that of the Vice-Chairman/CFO EUR 840,000; the (maximum) function-related salary of the other Board of Management members was increased from EUR 660,000 to EUR 675,000. The annual review date for the base salary is April 1. Adjustment of individual salaries is influenced by the (annual) adjustment, if any, of the function-related salary levels and the progress to the (maximum) function-related salary level if this level has not yet been reached. The individual salary levels are shown in the table in note 36 of this Annual Report.
Annual Incentive (bonus)
Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets.
The Annual Incentive criteria are for 80% the financial indicators of the Company and for 20% team targets in the areas of responsibility monitored by the individual members of the Board of Management. The financial targets (currently net income and cash flow) are determined upfront with measurable quantitative performance criteria and will, in principle, not be adjusted during the year.
The financial targets, based on US GAAP financial measures, as well as the team targets pursue value creation as the main business objective and are set aiming for a year-over-year improvement, taking into account general trends in the relevant markets. The related targets for the individual members of the Board of Management are determined annually at the beginning of the year by the Remuneration Committee on behalf of the Supervisory Board.
The on-target Annual Incentive percentage is set at 60% of the base salary for members of the Board of Management and 80% of the base salary for the President/CEO, and the maximum Annual Incentive achievable is 90% of the annual base salary and for the President/CEO 120% of the annual base salary. In exceptional circumstances, the Remuneration Committee may decide to increase this percentage by 20% (resulting in an Annual Incentive percentage of 108% for members and 144% for the President/CEO). The Annual Incentive pay-out in any year
62   Philips Annual Report 2005

relates to the achievements of the preceding financial year in relation to agreed targets. As a result, Annual Incentives paid in 2005 relate to the salary levels and the performance in the year 2004. Similarly, the Annual Incentive payable in 2006 will be calculated on the basis of the 2005 annual results.
The 2004 results led to an Annual Incentive pay-out in 2005 based on the degree of achievement of the financial target and team targets for 2004. The Annual Incentive pay-out in 2005 and for the previous two years is shown in the next table.

	pay-out in 2005
	realized	as a % of
in euros	annual	base salary
members Board of Management 1)	incentive	(2004)
G.J. Kleisterlee	1,028,160	100.8%
P-J. Sivignon	—	—	2)
G.H.A. Dutiné	509,040	100.8%
A. Huijser	554,400	100.8%

1)	Reference date for Board membership is December 31, 2005

2)	No pay-out in 2005 since Mr Sivignon joined Philips on June 15, 2005

	pay-out in 2004
	realized	as a % of
in euros	annual	base salary
members Board of Management 1)	incentive	(2003)
G.J. Kleisterlee	867,600	86.8%
G.H.A. Dutiné	438,138	86.8%
A. Huijser	433,800	86.8%

1)	Reference date for Board membership is December 31, 2005

	pay-out in 2003
	realized		as a % of
in euros	annual		base salary
members Board of Management 1)	incentive		(2002)
G.J. Kleisterlee	229,640		27.8%
G.H.A. Dutiné	158,000	2)	42.1%
A. Huijser	93,944	2)	27.8%

1)	Reference date for Board membership is December 31, 2005

2)	Related to period April-December 2002
The differences in pay-out are related to the level of performance in each year.
Long-Term Incentive Plan
For many years Philips has operated a Long-Term Incentive Plan (LTIP), which has served to align the interests of the participating employees with the shareholders’ interests and to attract, motivate and retain participating employees. Until 2002 the long-term incentive awards consisted exclusively of stock options, but since 2003 an LTIP approved by the General Meeting of Shareholders has been in place consisting of a mix of restricted share rights and stock options.
For grantees, this LTIP results in less volatility in their income. For the Company the plan reduces the impact of future share overhang, because restricted share rights will partly replace the original number of stock options in each grant (one restricted share right for three stock options). By granting additional (premium) shares after the grantees have held the restricted shares for three years after delivery, provided they are still in service, grantees will be more stimulated to focus on the longer term as shareholders of the Company.
The actual number of long-term incentives that will be granted to the members of the Board of Management, the other members of the Group Management Committee, executives and other key employees depends on the team and/or individual performance of the team/individual and on the share performance of Philips.
The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of leading multinational electronics/electrical equipment companies over a three-year period*). The TSR performance of Philips and the companies in the peer group is divided into quintiles. Based on this relative TSR position at the end of December, the Supervisory Board establishes a multiplier which varies from 0.8 — 1.2 and depends on the quintile in which the Philips TSR results fall. For 2005 the Supervisory Board has applied a multiplier of 1.0, based on the Philips share performance over the period from the last working day in December 2001 to December 31, 2004.
Based on this calculation method, the 2003 General Meeting of Shareholders approved a pool of 12 million stock options and 4 million restricted share rights (based on a multiplier of 1.1 but excluding premium shares). Every individual grant, the size of which depends on the positions

*)	Electrolux, Emerson Electric, Ericsson, General Electric, Gillette, Hitachi, IBM, Intel, LG Electronics, Lucent, Marconi, Matsushita, Motorola, NEC, Nokia, Philips, Samsung, Sanyo Electric, Sharp, Siemens, Sony, Texas Instruments, Tyco International, Whirlpool
Philips Annual Report 2005   63

Report of the Supervisory Board
(often job grade) and performance of the individuals, will be multiplied by the outcome of the multiplier.
In 2005, 6,575,982 stock options and 2,252,808 restricted share rights were granted under the LTIP (excluding the premium shares to be delivered after a three-year holding period); in 2004, 6,735,850 stock options and 2,239,816 restricted share rights were granted.
This LTIP will be continued in 2006 and subsequent years. If substantial changes are to be made, Philips will again seek shareholder approval.
The 2004 General Meeting of Shareholders approved a proposal to allocate a maximum of 2.5% of the annual LTIP pool-size to members of the Board of Management.
Grants to members of the Board of Management under the Long-Term Incentive Plan:

	20052)
		restricted
	stock	share
members Board of Management1)	options	rights
G.J. Kleisterlee	48,006	16,002
P-J. Sivignon	32,004	10,668
G.H.A. Dutiné	32,004	10,668
A. Huijser	32,004	10,668

1)	Reference date for Board membership is December 31, 2005

2)	Long-Term Incentive Multiplier of 1.0 applied

	20042)
		restricted
	stock	share
members Board of Management1)	options	rights
G.J. Kleisterlee	48,006	16,002
G.H.A. Dutiné	32,004	10,668
A. Huijser	32,004	10,668

1)	Reference date for Board membership is December 31, 2005

2)	Long-Term Incentive Multiplier of 1.0 applied

	20032)
		restricted
	stock	share
members Board of Management1)	options	rights
G.J. Kleisterlee	52,803	17,601
G.H.A. Dutiné	35,208	11,736
A. Huijser	35,208	11,736

1)	Reference date for Board membership is December 31, 2005

2)	Long-Term Incentive Multiplier of 1.1 applied
For more details of the Long-Term Incentive Plan, see note 35 of this Annual Report.
According to Philips’ Rules of Conduct with respect to inside information, members of the Board of Management (and the other members of the Group Management Committee) are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time) unless an exemption is available.
To further align the interests of the members of the Board of Management and shareholders, restricted shares granted to the Board of Management members shall be retained for a period of at least five years or until at least the end of their employment, if this period is shorter. To further align also the interests of other Philips senior executives and shareholders, compulsory share ownership for those individuals was introduced in 2004.
The total cash pay-out in any year is the sum of the base salary received in the year concerned and the bonus pay-out related to the previous year. The total cash pay-out in 2005 (and previous two years) for each member of the Board of Management is presented in the next table.

in euros	total cash pay-out
members Board of Management 1)	2003		2004	2005
G.J. Kleisterlee	1,185,890		1,882,600	2,048,160
P-J. Sivignon	—		—	259,091	2)
G.H.A. Dutiné	661,750	3)	943,138	1,020,040
A. Huijser	581,444	3)	971,300	1,141,900

1)	Reference date for Board membership is December 31, 2005

2)	Related to period June 15, 2005 to December 31, 2005

3)	Including 9 months Annual Incentive related to period as member of the Board of Management (date of appointment April 1, 2002)
64   Philips Annual Report 2005

For those members of the Board of Management who were also members of the Board of Management on December 31, 2005, the variable performance-based reward part is presented in the table below.

	variable remuneration as % of
	total remuneration2)
members Board of Management1)	2003		2004	2005
G.J. Kleisterlee	49.1%		62.8%	62.1%
P-J. Sivignon	—		—	—	3)
G.H.A. Dutiné	55.2	%4)	66.4%	64.8%
A. Huijser	53.3	%4)	64.9%	62.6%

1)	Reference date for Board membership is December 31, 2005

2)	Restricted shares based upon actual grant price and stock options based upon Black & Scholes value of the actual grant price in a particular year (see Note 35 share-based compensation)

3)	Due to incomplete calendar year as member of the Board of Management, no variable remuneration related to Board of Management period is mentioned

4)	Including 9 months Annual Incentive related to period as member of the Board of Management (date of appointment April 1, 2002)
Pensions
The final-pay pensions of members of the Board of Management were also funded by the Stichting Philips Pensioenfonds (the ‘Philips Pension Fund’) of the Netherlands for the financial year 2005. The conditions contained in the by-laws and the regulations of the Philips Pension Fund apply, with the proviso that the pensionable age — from the point of view of pension accrual — has been set at 60. If the contract of employment of a member of the Board of Management continues after the age of 60, the pension payments are postponed accordingly, as provided for in the Philips Pension Fund by-laws and regulations. As the retirement age is different from the date of commencement of the state pension, the pension plan provides for a bridging payment in order to compensate for the adverse effect. The Board of Management members’ own contribution comprises 4% of EUR 64,788 and 6% of the difference between the gross pensionable salary minus the franchise and the above-mentioned amount of EUR 64,788. A different arrangement resulting in additional pension benefits may apply in some cases as a result of past policies.
Additional arrangements
In addition to the main conditions of employment, a number of additional arrangements apply to members of the Board of Management. These additional arrangements, such as expense and relocation allowances, medical insurance, accident insurance and company car arrangements, are broadly in line with those for Philips executives in the Netherlands. In the event of disablement, members of the Board of Management are entitled to benefits in line with those for other Philips executives in the Netherlands.
In line with regulatory requirements, the Company’s policy forbids personal loans to members of the Board of Management as well as to other members of the Group Management Committee, and no loans were granted to such members in 2005, nor were such loans outstanding as of December 31, 2005.
Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, like reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O — Directors & Officers) for the persons concerned.
Contracts of employment
Members of the Board of Management have a contract of employment with the Company. The form of contract used for members of the Board of Management is in line with the standard form used for other Philips executives. As from August 1, 2003 for newly appointed members of the Board of Management and the other members of the Group Management Committee, the term of the contract is set at four years; and if the Company terminates the contract of employment, the maximum severance payment is in principle limited to one year of base salary in line with the Dutch Corporate Governance Code but subject to mandatory Dutch law, to the extent applicable. If the maximum of one year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary.
Philips Annual Report 2005   65

Report of the Supervisory Board
The contract terms for current members of the Board of Management are presented in the table below.

members Board of Management 1)	end of term
G.J. Kleisterlee	October 1, 2008
P-J. Sivignon	June 15, 2009
G.H.A. Dutiné	April 1, 2007
A. Huijser	April 1, 2006

1)	Reference date for Board membership is December 31, 2005.
Outlook 2006
For 2006 changes are foreseen in the area of Pensions and Annual Incentive design. The maximum base salaries for the members of the Board of Management will be increased in line with market developments. Both the maximum LTI grants and the on-target Annual Incentive percentages remain unchanged.
For the year 2006 the Annual Incentive design will be modified in order to better reflect the mid-term profit and growth objectives. The financial targets will be based on net income with a cash flow threshold and revenue growth.
As of January 1, 2006 a new pension plan will be in force for all Philips executives in the Dutch pension fund born after January 1, 1950 (including members of the Board of Management and other members of the Group Management Committee). The new plan is based on a combination of defined-benefits (career average) and defined-contribution and replaces the final-pay plan as decribed above for those executives born after January 1, 1950. The target retirement age under the new plan is 62.5. The plan does not require employee contributions.
Finally, the Supervisory Board proposes to amend the maximum percentage of the annual LTIP pool-size to be allocated to members of the Board of Management from 2.5% to 3%.
Both the new pension plan and the revised design of the Annual Incentive — as an amendment to the remuneration policy for the Board of Management — and the amendment of the maximum percentage of the annual LTIP pool-size to be allocated to members of the Board of Management, will be submitted for approval to the 2006 Annual General Meeting of Shareholders.
Report of the Audit Committee
The Audit Committee, currently consisting of four members of the Supervisory Board, who are listed on pages 56 and 57 of this Annual Report, assists the Supervisory Board in fulfilling its supervisory responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, independence and performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). The Audit Committee met five times in 2005 and reported its findings periodically to the plenary Supervisory Board. In accordance with its charter, which is part of the Rules of Procedure of the Supervisory Board, the Audit Committee in 2005 reviewed the Company’s annual and interim financial statements, including non-financial information, prior to publication thereof. It also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings. In its 2005 meetings, the Audit Committee reviewed periodically matters relating to accounting policies and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings and identified risks were examined thoroughly in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee reviewed the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function. With regard to the external audit, the Audit Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditors, their performance and their (re-)appointment, non-audit services provided by the external auditors in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considered the report of the external auditors with respect to the annual financial statements and advised on the Supervisory Board’s statement to shareholders in the annual accounts.
66   Philips Annual Report 2005

The aggregate fees billed by KPMG for professional services rendered for the fiscal years 2003, 2004 and 2005 were as follows:

in millions of euros	2003	2004	2005
Audit fees	12.4	14.1	14.4
Audit-related fees	2.8	2.8	5.0
Tax fees	2.1	1.0	1.3
Other fees	3.0	3.4	2.9

	20.3	21.3	23.6
Audit fees consist of fees for the examination of both the consolidated financial statements (EUR 6.7 million) and statutory financial statements (EUR 5.3 million), as well as the verification of internal controls (EUR 2.4 million). Audit-related fees primarily consist of fees in connection with audits of acquisitions and divestments (EUR 4.0 million), and other audit-related fees (EUR 1.0 million). Tax fees mainly relate to tax compliance and expatriate tax services. Other fees mainly comprise fees for royalty audits (EUR 1.4 million), sustainability audits and advice (EUR 1.0 million) and IT reviews (EUR 0.5 million).
In 2005 the Audit Committee further periodically discussed the Company’s policy on business controls, the GBP including the deployment thereof, and the Company’s major areas of risk, including the internal auditor’s reporting thereon. The Audit Committee was informed on, discussed and monitored the progress of the Company in preparing for new internal control certification requirements, in particular following the US Sarbanes-Oxley Act, and related auditor attestation that will become effective as of the financial year 2006. It also periodically discussed overviews on tax, IT, litigation, environmental exposures and financial exposures in the area of treasury, real estate and pensions. The Company’s internal and external auditors attended all Audit Committee meetings in 2005, and the Audit Committee met separately after each meeting with the President/CEO, the CFO and the internal and external auditors.
Financial Statements 2005
The financial statements of Koninklijke Philips Electronics N.V. for 2005, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent auditors. Their reports appear on page 210 and 217 of this Annual Report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.
We recommend to shareholders that they adopt the 2005 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to pay a dividend of EUR 0.44 per common share.
Finally, we would like to express our thanks to the members of the Board of Management, the Group Management Committee and all other employees for their continued contribution during the year.
February 13, 2006
The Supervisory Board
Philips Annual Report 2005   67

Management discussion and analysis
Introduction
The following discussion is based on the US GAAP consolidated financial statements and should be read in conjunction with those statements and the other financial information contained herein, including the information set forth in the chapter Information on the Philips Group that begins on page 28 of this Annual Report.
Non-US GAAP measures
Koninklijke Philips Electronics N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is also provided. Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in the Accounting Policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at weighted average exchange rates during the respective years. As a result of the significant currency fluctuations during the years presented, the effects of translating foreign currency sales amounts into euros had a material impact that has been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated as disclosed in note 2 to the consolidated fi-nancial statements of the Philips Group. The effect of consolidation changes has also been excluded in arriving at the comparable sales. The Company deconsolidates an entity when it no longer maintains a direct or indirect controlling interest through voting rights or other qualifying variable interests. On sale of a controlling interest in a subsidiary to unrelated parties, the sold entity is excluded from the consolidated results retroactively from the date of sale. On contribution of a previously consolidated subsidiary to a (joint) venture, consolidation is discontinued as of the formation of the (joint) venture.
The Company has changed the term ‘Income from operations’ (IFO) into ‘Earnings before interest and tax’ (EBIT). EBIT represents income from continuing operations excluding results attributable to minority interest holders, results relating to unconsolidated companies, income taxes and financial income and expenses. In the past, the Company used the term income from operations, which had the same content.
The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating segments. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in unconsolidated companies, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities and (h) current/non-current liabilities.
The total net debt position as a percentage of the sum of total group equity (stockholders’ equity and minority interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by investment analysts and therefore included in the disclosure.
Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, are presented separately to facilitate the reader’s understanding of the Company’s funding requirement.
A reconciliation of non-US GAAP information, as set out above, to the most directly comparable US GAAP financial measure is given in the section Other Information that begins on page 120 of this Annual Report.
Reclassifications
Total expenditures of the Philips Group related to the global brand campaign have been reported in the sector Unallocated in 2005. 2004 has been restated accordingly.
Mobile Display Systems’ (MDS) activities were reclassified from Semiconductors to Other Activities effective January 1, 2005. At year-end 2005, MDS was reported as a discontinued operation in anticipation of regulatory approval of its merger with Toppoly Optoelectronics Corporation of Taiwan. Previous years have been restated accordingly.
68   Philips Annual Report 2005

Group performance 2005
compared to 2004
Management summary
The year 2005
•	Sales amounted to EUR 30,395 million, an increase of 4% compared with 2004 on both a nominal and comparable basis — headed by Medical Systems with 8% nominal and 7% comparable growth

•	Earnings before interest and tax amounted to EUR 1,779 million, compared with EUR 1,586 million in 2004

•	Net income amounted to EUR 2,868 million, including EUR 1,778 million from the sale of financial holdings (TSMC, LG.Philips LCD, NAVTEQ, Atos Origin, Great Nordic)

•	Cash flow before financing activities was EUR 3,388 million, resulting in a net cash surplus
Net income

in millions of euros	2003 1)	2004 1)	2005
Sales	27,937	29,346	30,395

Earnings before interest and tax	502	1,586	1,779
as a % of sales	1.8	5.4	5.9

Financial income and expenses	(244)	216	108

Income tax benefit (expense)	15	(358)	(586)

Results unconsolidated companies	506	1,422	1,681

Minority interests	(56)	(51)	(31)

Income from continuing operations	723	2,815	2,951

Discontinued operations	(14)	21	(83)

Cumulative effect of a change in accounting principles, net of tax	(14)	—	—

Net income	695	2,836	2,868

Per common share (in euro)—basic	0.54	2.22	2.29

Per common share (in euro)—diluted	0.54	2.21	2.29

1)	Restated to present the MDS activities as a discontinued operation
Over the past year, the Company has made significant progress towards its goal to become a healthcare, lifestyle and technology company capable of delivering sustained profitable growth. During 2005, the Company continued to realign its portfolio, exiting several non-strategic activities and further reducing its stakes in non-consolidated companies. The proceeds of EUR 3.4 billion from the divestments helped to fund two share repurchase programs (under which EUR 1,836 million was used to acquire approximately 84 million shares), as well as two strategic acquisitions. In August 2005, Philips acquired Stentor, a leading provider of medical picture archiving and communications systems. The acquisition strengthens the Company’s position in the healthcare IT market. In November 2005, Philips acquired an incremental 47.25% of the shares of Lumileds, bringing the Company’s share ownership to 96.5%. This acquisition further strengthens Philips’ position in the emerging high-growth solid-state lighting market.
Sales in 2005 increased 4%, on both a nominal and a comparable basis, over 2004. Medical Systems, Domestic Appliances and Personal Care (DAP), Lighting, and Consumer Electronics (CE) achieved nominal sales growth of 8%, 7%, 6%, and 5%, respectively. Although Semiconductors’ sales grew 3% for the year, comparable sales approximated the level achieved in 2004. Semiconductors’ sales accelerated in the second half of the year as the markets improved and the division achieved 9% comparable growth in the fourth quarter. Sales in Other Activities declined 18% on a nominal basis, primarily as a result of divestments. On a comparable basis, they declined 5%.
Net income in 2005 amounted to EUR 2,868 million, compared to EUR 2,836 million in 2004. The comparability of the income is impacted by several significant transactions in both years.
EBIT amounted to EUR 1,779 million in 2005, compared to EUR 1,586 million in 2004.
Medical Systems delivered EBIT of EUR 679 million (2004: EUR 35 million). Medical Systems’ results were impacted by a loss of EUR 87 million for MedQuist, of which some EUR 50 million related to (current and expected) customer accommodation payments. The 2004 EBIT for Medical Systems of EUR 35 million included charges totaling EUR 723 million related to an impairment charge for MedQuist and a settlement related to the Volumetrics litigation.
DAP generated EBIT of EUR 358 million (2004: EUR 332 million), benefiting from strong sales growth aided by the launch of a number of new products.
CE achieved EBIT of EUR 506 million (2004: EUR 370 million), which included a EUR 136 million gain from the sale and transfer of certain activities within its monitors and flat TV business to TPV Technology. Optical Licenses’ earnings, included in CE’s 2005 results, declined by EUR 288 million; 70% of the decline related to past-use fees which were exceptionally high in 2004. Excluding Optical Licenses’ income, CE’s performance improved EUR 424 million, reflecting the benefits of the Business Renewal Program,
Philips Annual Report 2005   69

Management discussion and analysis
including prior-year restructuring and the aforementioned TPV gain.
Lighting‘s EBIT decreased from EUR 593 million in 2004 to EUR 556 million in 2005. The decrease was mainly due to the increased research and development expenditures for new products, lower demand for UHP applications and costs related to the consolidation of Lumileds.
Semiconductors generated EBIT of EUR 307 million (2004: EUR 430 million). Semiconductors finished the year with a strong fourth quarter, benefiting from an upturn in business after a slow first half-year that carried over from the fourth quarter of 2004.
Other Activities recorded negative EBIT of EUR 156 million, compared to a EUR 366 million profit achieved in 2004. EBIT in 2004 included a EUR 635 million gain from the NAVTEQ IPO.
Unallocated generated a negative EBIT of EUR 471 million (2004: negative EUR 540 million). The improvement was attributable to a gain of EUR 116 million due to a release of a provision for retiree medical costs (EUR 187 million was recognized for the total Company), partially offset by higher costs for the Philips global brand campaign of EUR 58 million.
Financial income and expenses amounted to a profit of EUR 108 million in 2005, compared to a profit of EUR 216 million in 2004. The decline was due to lower gains on the sale of securities partly offset by the lower net interest expense due to the higher average cash position of the Company.
Results relating to unconsolidated companies generated in 2005 a profit of EUR 1,681 million, as compared to EUR 1,422 million in 2004. The improved results were due to gains recognized on the sale of certain financial holdings, partially offset by an impairment charge recorded with respect to the investment in LG.Philips Displays.
Cash flows from operating activities for 2005 totaled EUR 2,090 million compared to EUR 2,623 million in 2004. An additional cash inflow of EUR 1,298 million was generated in 2005 by investing activities. Overall, these robust cash flows resulted in a net cash position (cash and cash equivalents, net of debt) of EUR 806 million at December 31, 2005 against a net debt position of EUR 164 million in 2004, offering significant strategic flexibility for the future.
Performance of the Group

in millions of euros	2004 1)	2005
Sales	29,346	30,395
% nominal increase	5	4
% comparable increase	9	4

Earnings before interest and tax	1,586	1,779
as a % of sales	5.4	5.9

Net operating capital (NOC)	7,043	8,043

Cash flows before financing activities	3,291	3,388

Employees (FTEs)	161,586	159,226
of which discontinued operations	2,536	1,780

1)	Restated to present the MDS activities as a discontinued operation For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Sales
In percentage terms the composition of the growth in sales of 2005 compared with 2004 was as follows:
Sales growth composition 2005 versus 20041)

	nominal	currency	consolidation	comparable
in %	growth	effects	changes	growth
Medical Systems	7.8	0.5	0.6	6.7

DAP	7.4	1.5	—	5.9

Consumer Electronics	5.1	1.6	(1.2)	4.7

Lighting	5.5	1.1	0.4	4.0

Semiconductors	2.9	0.3	2.6	0.0

Other Activities	(17.8)	0.2	(12.8)	(5.2)

Philips Group	3.6	1.0	(1.0)	3.6

1)	Restated to present the MDS activities as a discontinued operation
Sales in 2005 grew 4%, on both a nominal and comparable basis, to EUR 30,395 million. The appreciation of the US dollar and other currencies had a positive net impact of 1% on sales, which was offset by consolidation changes.
Comparable sales growth in 2005 was particularly strong at Medical Systems and DAP. The 7% growth at Medical Systems was driven by all businesses except MedQuist and Medical IT. Double-digit growth was visible in Computed Tomography, Ultrasound, X-ray and Cardiac & Monitoring Systems. The 6% growth at DAP was mainly attributable to Food & Beverage and Shaving & Beauty, following a large number of new product launches across all businesses. CE grew nearly 5%, driven by Connected Displays (strong growth in FlatTVs) and Home Entertainment Networks.
70   Philips Annual Report 2005

Optical Licenses’ sales declined. In the Lighting division, Lighting Electronics and Luminaires were the main drivers of the 4% growth. Semiconductors’ sales level approximated 2004, despite the less buoyant cycle for the greater part of 2005. Other Activities’ sales declined almost 18% in nominal terms due to the divestment of certain non-strategic activities within the Corporate Investments portfolio.
Earnings before interest and tax
The following overview aggregates sales and EBIT.

	2005
			as a % of
in millions of euros	sales	EBIT	sales
Medical Systems	6,343	679	10.7
DAP	2,194	358	16.3
Consumer Electronics	10,422	506	4.9
Lighting	4,775	556	11.6
Semiconductors	4,620	307	6.6
Other Activities	2,041	(156)	(7.6)
Unallocated	—	(471)	—

	30,395	1,779	5.9

	20041)
			as a % of
in millions of euros	sales	EBIT2)	sales
Medical Systems	5,884	35	0.6
DAP	2,044	332	16.2
Consumer Electronics	9,919	370	3.7
Lighting	4,526	593	13.1
Semiconductors	4,491	430	9.6
Other Activities	2,482	366	14.7
Unallocated	—	(540)	—

	29,346	1,586	5.4

1)	Restated to present the MDS activities as a discontinued operation

2)	Restated to reflect the move of the EUR 22 million global brand campaign costs to Unallocated
Total EBIT increased from 5.4% to 5.9% of sales in 2005.
Medical Systems’ EBIT of EUR 679 million was above 2004. 2004 included impairment charges of EUR 590 million for MedQuist and EUR 133 million for the Volumetrics litigation settlement. The growth in sales in 2005 was not fully reflected in EBIT margins mainly due to increased expenditures in research and development and the loss of EUR 87 million for MedQuist.
DAP improved its EBIT primarily as a result of strong sales growth driven by new products. Profitability improved to 16.3% of sales, slightly above both 2004’s 16.2% and the division’s target of 15%.
The EBIT of CE’s operational business, which excludes Optical Licenses, improved significantly in 2005 due to higher sales, the positive impact of its Business Renewal Program, EUR 73 million lower restructuring charges and the EUR 136 million gain on the TPV transaction.
Optical Licenses, which is part of CE, saw income from optical patents decline, from EUR 478 million in 2004 to EUR 190 million in 2005 following an exceptionally strong contribution to income generated by past-use licenses and general settlements in 2004. Current-use license income decreased by EUR 86 million, mainly as a result of lower proceeds from CD and DVD-related programs.
Lighting’s EBIT declined from EUR 593 million in 2004 to EUR 556 million, mainly as a result of increased research and development expenditures for new products, lower demand for UHP applications and costs related to the acquisition in November 2005 of a further 47.25% stake in Lumileds. Philips’ stake in Lumileds is now 96.5%.
As Semiconductors’ EBIT in 2005 was impacted by weaker markets in the early part of the year, it declined from EUR 430 million in 2004 to EUR 307 million in 2005. The division finished the year strongly to report a full year EBIT of 6.6% of sales, which was within the division’s targeted 5-15% range.
Philips Annual Report 2005   71

Management discussion and analysis
Earnings before interest and tax for Other Activities

in millions of euros	2004	2005
Corporate Technologies	(323)	(219)
Corporate Investments	35	(62)
Other	654	125

	366	(156)
The results of Other Activities in 2005 included improvements at Corporate Technologies (due to the closure of Liquid Crystal on Silicon (LCoS) and the divestment of PolyLED) and the Global Service Units (as a result of gains on real estate transactions). At Corporate Investments, income fell mainly due to the weak operational performance of Assembléon, as well as impairment and restructuring charges. The 2004 EBIT at Other Activities benefited from the initial public offering of NAVTEQ, which resulted in a gain of EUR 635 million.
The Unallocated sector consists mainly of costs of the corporate and regional organizations, pension costs not allocated to the sectors and costs for the global brand campaign. The total loss of Unallocated was reduced by EUR 69 million to a loss of EUR 471 million in 2005.

1)	Restated to present the MDS activities as a discontinued operation
Pension costs in Unallocated were EUR 18 million lower than in 2004 as a result of reduced costs in the Netherlands. Higher expenditures were made for the global brand campaign (EUR 138 million in 2005 compared to EUR 80 million in 2004).
Postretirement benefit costs in Unallocated included EUR 116 million from a total provision release of EUR 187 million. The latter was triggered by a change in Dutch law relating to the treatment of medical insurance costs.
Financial income and expenses
Financial income and expenses consist of:

in millions of euros	2004	2005
Interest expenses (net)	(258)	(197)
Sale of securities	442	233
Other	32	72

	216	108
Net interest expenses were EUR 61 million lower than in 2004, mainly as a result of the higher average cash position of the Company during 2005 compared to 2004.
Income from the sale of securities reported under financial income and expenses contained the following main items:

in millions of euros	2004	2005
Income from the sale of securities:
Gain on sale of Atos Origin shares	—	185
Gain on sale of Great Nordic shares	—	48
Gain on sale of ASML shares	140	—
Gain on sale of Vivendi Universal shares	300	—
The sale of the remaining shares in Atos Origin and Great Nordic, which were accounted for under available-for-sale securities, resulted in gains of EUR 185 million and EUR 48 million respectively. In 2004, the remaining shares in Vivendi Universal and ASML were sold.
Other financial income of EUR 72 million mainly related to a fair value gain on a share option (EUR 53 million) within the convertible bond received in connection with the sale and transfer of certain activities within Philips’ monitors and entry-level flat TV business to TPV.
Other financial income in 2004 primarily related to the recognition of interest (EUR 46 million) resulting from a favorable resolution of fiscal audits.
Income taxes
Income taxes amounted to EUR 586 million, compared to EUR 358 million in 2004. Income taxes in 2005 included an amount of EUR 240 million related to the transfer of shares of TSMC to the Company from its fully owned subsidiary Philips Electronics Industries Taiwan. This was partly offset by tax gains of EUR 119 million relating to final agreements on prior-year taxes in various jurisdictions.
72   Philips Annual Report 2005

The tax burden in 2005 corresponded to an effective tax rate of 31.1% on the pre-tax income, compared to an effective tax rate in 2004 of 19.9%. The effective tax rate in 2005 was affected by tax-exempt items such as a total gain of EUR 233 million from the sale of shares in Atos Origin and Great Nordic, as well as part of the gain from the sale and transfer of certain activities within Philips’ monitors and entry-level flat TV business to TPV. Non-taxable items in 2004 were the gains on the initial public offering of NAVTEQ (EUR 635 million) and the sale of shares of Vivendi Universal and ASML (EUR 440 million) offset by the impairment charges of MedQuist of EUR 590 million.
For 2006, an effective tax charge of 31% on pre-tax income is expected.
Results relating to unconsolidated companies
The results from unconsolidated companies increased in 2005 by EUR 259 million to EUR 1,681 million, a breakdown of which is shown in the table below.

in millions of euros	2004	2005
Company’s participation in income	983	440
Results on sales of shares	193	1,545
Gains arising from dilution effects	254	165
Investment impairment and guarantee charges	(8)	(469)

	1,422	1,681
The Company’s participation in the net income of unconsolidated companies declined from EUR 983 million to EUR 440 million, primarily as a result of lower results at LG.Philips LCD. In addition, the sale of stakes led to reduced shareholdings in the unconsolidated companies and, consequently, a reduction in Philips’ share in their net income.
For LG.Philips LCD, the trend to replace cathode-ray tube (CRT) displays with flat displays was the key driver leading to sales growth of 21% in 2005. As a result of strong price erosion and the reduced shareholding, the Company’s share in LG.Philips LCD’s operational result was EUR 146 million, EUR 429 million below 2004.
The Company had a share in income and losses of various other companies, primarily TSMC, Crolles2 and InterTrust.
TSMC started to achieve higher sales in the second half of 2005 due to recovery of the market and increased wafer shipments.
In 2005, the Crolles2 wafer-fab venture with STMicroelectronics and Freescale for the advanced development of silicon manufacturing technology unveiled the ramp-up of three key 90 nm CMOS products. Philips’ share in the 2005 loss of this facility amounted to EUR 59 million (2004: a loss of EUR 60 million).
In 2004, the license agreement between InterTrust Technologies and Microsoft to settle all their outstanding litigation contributed a net gain of EUR 100 million.
Results on the sale of shares in 2005 are primarily attributable to the EUR 753 million gain on the sale of the remaining 33 million shares in NAVTEQ. Additionally, 568 million shares in TSMC (EUR 460 million gain) were sold, reducing the shareholding from 19.0% to 16.4%. Furthermore, the Company sold 27.4 million shares in LG.Philips LCD, resulting in a gain of EUR 332 million and a 7.6% reduction in the shareholding from 40.5% to 32.9%.
Gains and losses arising from dilution effects in 2005 were mainly due to a EUR 189 million dilution gain recorded for LG.Philips LCD as a result of the secondary offering of shares in 2005. As a consequence, the Company’s shareholding in LG.Philips LCD decreased from 44.6% to 40.5%. This dilution gain increased the book value of Philips’ investment in LG.Philips LCD.
In accordance with TSMC’s Articles of Incorporation, yearly bonuses to employees are granted partially in shares. Generally, stock dividends will also be distributed. In 2005 and 2004, new shares were issued in grants to employees and as a stock dividend. Because Philips only participates in the stock dividend distribution, its shareholding in TSMC was diluted as a result of shares issued to employees. Accordingly, Philips recorded a dilution loss of EUR 24 million in 2005. This dilution loss decreased the book value of Philips’ investment in TSMC and was charged to results relating to unconsolidated companies.
On December 21, 2005, Philips announced the write-off of the book value of LG.Philips Displays due to the increased pressure from flat displays on demand and prices for CRTs. The write-off of the remaining book value at the end of November amounted to EUR 126 million for the investment and EUR 290 million for the accumulated currency translation losses related to the investment previously accounted for directly in Philips’ stockholders’ equity. The impairment charges totaled EUR 416 million and were of a non-cash nature. Philips also fully provided for the existing guarantee
Philips Annual Report 2005   73

Management discussion and analysis
of EUR 42 million provided to LG.Philips Displays’ banks. All amounts above were reported to Results relating to unconsolidated companies in December. Future results of LG.Philips Displays will not negatively impact Philips’ equity. Philips will not inject further capital into LG.Philips Displays. For further information, please refer to page 119.
Minority interests
The share of minority interests in the income of group companies in 2005 reduced income by EUR 31 million, compared to a reduction of EUR 51 million in 2004. The main drivers behind the decrease were a share in the loss of MedQuist due to its deteriorating results (largely impacted by a charge of some EUR 50 million related to current and expected customer accommodation payments) as well as the impact of the deconsolidation of NAVTEQ. These were partly offset by higher charges for SSMC as better year-on-year results increased the share for the third-party shareholders as well.
Discontinued operations
On November 10, 2005, Philips and Toppoly Optoelectronics Corporation of Taiwan announced that they have signed a binding letter of intent to join forces by merging Mobile Display Systems (MDS) with Toppoly to create a leader in mobile display technology. The new company will be named TPO. The transaction, pending regulatory approvals, is expected to be completed in the first half of 2006. Upon completion of the transaction, Philips is expected to hold a stake of approximately 17.5% of the shares of TPO.
In this Annual Report, Philips reports the results of the MDS business separately as a discontinued operation. Consequently, the MDS results are shown separately in the financial statements in results from discontinued operations. In 2005, MDS was reported in Other Activities. Prior to 2005, MDS was reported in Semiconductors. In accordance with the applicable accounting principles, previous years have been restated.
Net income
Net income amounted to EUR 2,868 million (EUR 2.29 per common share — basic), compared to EUR 2,836 million (EUR 2.22 per common share — basic) in 2004.
Medical Systems
Key data

in millions of euros	2003	2004	2005
Sales	5,990	5,884	6,343

Sales growth
% increase (decrease), nominal	(12)	(2)	8
% increase, comparable	7	4	7

Earnings before interest and tax	431	35	679
as a % of sales	7.2	0.6	10.7

Net operating capital (NOC)	3,671	2,862	3,400

Cash flows before financing activities	842	677	566

Employees (FTEs)	30,611	30,790	30,978
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
74   Philips Annual Report 2005

Market developments
Overall, medical markets showed strong growth in 2005, driven by strong demand in Asia Pacific and Latin America. North America and Europe also showed growth, but at a slower rate. The growth is fueled by an ageing world population, new technologies for earlier and better diagnoses, and the possibility of minimally or non-invasive imaging procedures. Healthcare reforms in some countries, as well as increased price competition among major players, may have a medium-term impact on future market growth.
Business developments
Medical Systems aims to become a clinically focused company offering complete systems for diagnosis and treatment. In pursuit of this goal, Philips completed the acquisition of Stentor, a leader in the distribution, management and storage of digital medical images, in 2005. Medical Systems intends to further expand its portfolio beyond its current offering of diagnostic imaging, monitoring and medical IT while maintaining its focus on innovation and operational excellence.
Total currency-comparable order intake in 2005 remained very strong, with 14% growth compared to 2004, and included solid order intake for the new iSite® PACS from Stentor. In the fourth quarter, Philips signed a EUR 173 million, 15-year contract with the Royal Belfast Hospitals of the United Kingdom to manage equipment and services.
Financial performance
Sales increased compared to 2004, showing nominal growth of 8% and comparable growth of 7%, driven by all businesses except MedQuist and Medical IT (which was partly impacted by the Stentor acquisition due to the revenue delay in anticipation of the new iSite® PACS from Stentor). Double-digit growth was visible in Computed Tomography (due to strong demand for new products such as the Brilliance CT 40- and 64-slice), Ultrasound (due to strong demand for the new products iE33, HD11 and HD3), X-ray and Cardiac & Monitoring Systems. All regions contributed to this sales growth, especially Asia Pacific and Latin America.
EBIT of Medical Systems in 2005 was negatively impacted by higher research and development expenditures (specifically in the areas of molecular medicine and new sensor technologies) and additional costs related to the acquisition of Stentor. Research and development expenditures as a percentage of sales increased from 8.1% in 2004 to 8.3% in 2005.
MedQuist posted a negative EBIT of EUR 87 million in 2005 (2004: profit of EUR 12 million), of which some EUR 50 million was attributable to (current and expected) customer accommodation payments.
EBIT in 2004 was negatively impacted by the EUR 590 million impairment charge at MedQuist and the EUR 133 million net litigation settlement for Volumetrics. Adjusted for MedQuist in 2004 and 2005, and Volumetrics in 2004, EBIT of Medical Systems increased by EUR 20 million in 2005.
Cash flow before financing activities decreased by EUR 111 million and was impacted by the acquisition-related cash outflow for Stentor of EUR 194 million.
Philips Annual Report 2005   75

Management discussion and analysis
Domestic Appliances and Personal Care
Key data

in millions of euros	2003	2004	2005
Sales	2,131	2,044	2,194

Sales growth
% increase (decrease), nominal	(6)	(4)	7
% increase (decrease), comparable	3	(1)	6

Earnings before interest and tax	398	332	358
as a % of sales	18.7	16.2	16.3

Net operating capital (NOC)	464	393	370

Cash flows before financing activities	417	393	418

Employees (FTEs)	8,180	8,205	8,203
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Market developments
Overall, relevant Western European and North American markets were stable, while Eastern Europe, Japan and China showed double-digit growth. The Western European market for drip-filter coffee makers grew considerably, driven by consumer demand for innovative coffee makers like the Senseo product range. DAP’s market share in most product categories remained stable.
Business developments
DAP intends to achieve sustainable leadership positions in selected innovative domestic and lifestyle appliance categories. The division strives to achieve this by offering technologically advanced products which are designed around the consumer and easy to use. Philips has further developed a new Consumer Health & Wellness group to develop products and services that diagnose, monitor, improve and care for consumer health and well-being.
Financial performance
Full-year sales grew by 7% on a nominal basis, and 6% on a comparable basis. Nominal sales growth was mainly driven by a 7% increase at Shaving & Beauty (attributable to new SmartTouch/Speed-XL shavers and new hair care products) and a 15% increase at Food & Beverage (driven by Senseo, food appliances and PerfectDraft). Home Environment Care posted 5% growth, driven by the new vacuum cleaner line. In spite of a growing market share in the US, Oral Healthcare sales declined by 1%, mainly due to strong competition in Europe.
Research and development expenditures increased in the Consumer Health & Wellness group.
EBIT amounted to EUR 358 million, or 16.3% of sales, slightly above 2004’s level and the division’s target of 15%.
76   Philips Annual Report 2005

Consumer Electronics
Key data

in millions of euros	2003	2004	2005
Sales	9,188	9,919	10,422

Sales growth
% increase (decrease), nominal	(7)	8	5
% increase, comparable	2	11	5

Earnings before interest and tax	248	370	506
as a % of sales	2.7	3.7	4.9

Net operating capital (NOC)	(82)	(161)	(297)

Cash flows before financing activities	399	503	650

Employees (FTEs)	19,111	16,993	15,537
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Market developments
The consumer electronics market is characterized by a number of ongoing trends such as the replacement of traditional CRT TVs with flat TVs, the increasing adoption of High-Definition TV and ‘digital convergence’, where applications in home computing and consumer electronics are coming together.
Business developments
CE continued to focus on innovative products, leveraging the Philips brand and improving channel management. Furthermore, CE aimed to reduce its business risk and lower its cost base via the Business Renewal Program. The sale and transfer of certain activities within Philips’ monitors and entry-level flat TV business to TPV Technology was a major step in that direction in 2005. In the lead-up to the 2006 FIFA World Cup™ Soccer, Philips is partnering with a number of pay-TV service providers. CE exceeded its target of 4.0-4.5% EBIT as a percentage of sales in 2005.
Financial performance
Compared to 2004, CE achieved strong sales growth of 5% in 2005 on both a nominal and comparable basis. In value terms, sales exceeded EUR 10 billion. Connected Displays (strong increase in FlatTV) and Home Entertainment Networks (increase in DVD recorders) drove the growth, whereas Optical Licenses and Mobile Infotainment (decrease in mobile phone sales) showed a decline. Excluding Optical Licenses, nominal and comparable sales growth was 8%.
EBIT improved by EUR 136 million to EUR 506 million, including the EUR 136 million gain related to the TPV transaction. Restructuring charges were EUR 73 million lower than in 2004. Optical Licenses’ EBIT of EUR 190 million was EUR 288 million lower than in 2004; of this decline, 70% was due to lower past-use fees, the remainder to lower current-use fees from CD and DVD-related patents.
The change in EBIT was affected by Optical Licenses, the TPV gain and restructuring costs. Adjusted for those, EBIT was EUR 247 million, or 2.4% of sales, an improvement of EUR 215 million compared to 2004.
Net operating capital ended at EUR 297 million negative (2004: negative EUR 161 million), reflecting the ongoing success of the division’s asset-light strategy.
Philips Annual Report 2005   77

Management discussion and analysis
Lighting
Key data

in millions of euros	2003	2004	2005
Sales	4,522	4,526	4,775

Sales growth
% increase (decrease), nominal	(7)	0	6
% increase, comparable	2	5	4

Earnings before interest and tax	577	593	556
as a % of sales	12.8	13.1	11.6

Net operating capital (NOC)	1,521	1,493	2,491

Cash flows before financing activities	674	625	(180)

Employees (FTEs)	43,800	44,004	45,649
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Market developments
The lighting market continued its recovery in 2005. Mature markets like lamps and luminaires benefited from strong growth in Europe and Asia, while the new emerging LED market developed well.
Business developments
Lighting is targeting profitable growth in the fast-growing economies (especially China) with leading global customers in innovative new market segments, and by enhancing its position in the value chain towards professional customers and end-users.
During 2005, Lumileds, now a Philips consolidated company following the USD 949 million acquisition of Agilent’s 47.25% stake in November 2005, continued its portfolio build-up and enabled its future key position in the division’s profitable growth strategy.
Financial performance
Nominal sales increased 6%, with changes in the value of the dollar and dollar-related currencies and the consolidation of Lumileds having a positive impact of 2%. Lumileds was consolidated at the end of November 2005, with only a marginal impact on the division’s sales. Comparable sales increased by 4%. Lamps, Luminaires and Lighting Electronics, with comparable growth of 4%, 6% and 6% respectively, were the main drivers. Nominal growth was 5%, 7% and 3% negative respectively, the latter influenced by the transfer of part of the Lighting Electronics activities to the Automotive, Special Lighting, UHP & LCD Backlighting group. With comparable growth of just 1% (nominal sales growth was 12%), the Automotive, Special Lighting, UHP & LCD Backlighting activities were impacted primarily by lower demand for UHP applications, in particular those related to the rear projection television and front projector markets. Sales in Asia Pacific and Europe were strong, with nominal growth of 9% and 6% respectively.
EBIT decreased from EUR 593 million in 2004 to EUR 556 million in 2005. The decrease is mainly due to increased research and development expenditures for new products, lower demand for UHP applications and costs related to the consolidation of Lumileds. Restructuring and impairment charges in 2005 amounted to EUR 32 million, compared to EUR 63 million in 2004.
Cash flow before financing activities decreased by EUR 805 million, mainly due to the cash outflow of EUR 788 million for the Lumileds acquisition.
78   Philips Annual Report 2005

Semiconductors
Key data

in millions of euros	20031)	20041)	2005
Sales	3,888	4,491	4,620

Sales growth
% increase (decrease), nominal	(7)	16	3
% increase, comparable	4	18	0

Earnings before interest and tax	(328)	430	307
as a % of sales	(8.4)	9.6	6.6

Net operating capital (NOC)	2,481	2,520	2,363

Cash flows before financing activities	1,446	658	675

Employees (FTEs)	30,763	32,580	35,637

1)	Restated to present the MDS activities as a discontinued operation
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.

1)	Restated to present the MDS activities as a discontinued operation

1)	Restated to present the MDS activities as a discontinued operation
Market developments
Following a very strong year in 2004, with 28% growth in US dollar terms for the total semiconductors market, growth slowed down considerably to 6% in 2005. After a dip in the first half of the year, caused by a clearing of inventories in the end channels, markets recovered for the seasonally stronger second half of the year. The mobile phone market, though slowing down compared to 2004, ended the year at a level of 810 million handsets and was still the main driver behind the Mobile & Personal market growth. The markets for Automotive & Identification and standard products grew in line with the total market. Home market growth is expected to increase in the coming years, as digital TV sets further replace analog systems.
Business developments
In 2005, as part of its Business Renewal Program, Semiconductors took actions to further improve its performance, thereby aiming to achieve a consistent EBIT margin in the range of 5-15% through the semiconductor cycle. As part of the Business Renewal Program, a EUR 250 million cost saving program has been started.
In December 2005, Philips announced its intention to create a separate legal structure for Semiconductors. This will give the division the flexibility to pursue strategic options to strengthen its long-term performance.
Financial performance
Sales for the full year grew by 3% on a nominal basis and remained flat on a comparable basis. Semiconductors’ sales accelerated in the second half of the year as the markets improved and the division engaged more aggressively in winning additional sales, the latter resulting from the Business Renewal Program which started in mid 2005.
The Mobile & Personal segment was the main contributor to the sales growth, with nominal growth of 8%, together with the Home segment with sales growth of 9%. The MultiMarket Semiconductors segment showed a nominal sales decline of 2% due to portfolio choices. Adjusted for portfolio choices made, this segment gained market share in 2005. Automotive & Identification showed growth of 2%. Sales growth in Asia Pacific was 10% nominal. In Europe sales declined by 7% as manufacturers are moving to Asia.
Philips Annual Report 2005   79

Management discussion and analysis
Semiconductors’ EBIT in 2005 of EUR 307 million ended below the level of 2004 (EUR 430 million) due to higher research and development expenditures (EUR 57 million), a lower average utilization rate and a prior-year gain of EUR 51 million resulting from an insurance settlement. The utilization rate was low at the beginning of 2005 as a result of a cyclical dip in the market. During the year the utilization rate improved steadily, driven by increasing sales and, consequently, manufacturing loading.
Cash flow before financing activities improved from EUR 658 million in 2004 to EUR 675 million in 2005 as the lower cash inflow from EBIT and higher working capital requirements were compensated by a decrease in capital expenditures.
80  Philips Annual Report 2005

Other Activities
Key data

in millions of euros	20031)	20041)	2005
Sales	2,218	2,482	2,041

Sales growth
% increase (decrease), nominal	(25)	12	(18)
% increase (decrease), comparable	(5)	18	(5)

EBIT Corporate Technologies	(293)	(323)	(219)

EBIT Corporate Investments	(63)	35	(62)

EBIT Other	93	654	125

Total earnings before interest and tax	(263)	366	(156)
as a % of sales	(11.9)	14.7	(7.6)

Net operating capital (NOC)	150	117	272

Cash flows before financing activities	(769)	741	2,584

Employees (FTEs)	27,086	23,869	19,050

1) Restated to present the MDS activities as a discontinued operation
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Introduction
This sector comprises the following groups of activities: Corporate Technologies (such as Philips Research, Intellectual Property & Standards, Philips Applied Technologies and the Technology Incubator), Corporate Investments (such as Assembléon and Philips Enabling Technologies Group) and Other (such as Global Service Units for IT, Finance, Purchasing, Human Resources Management and Real Estate, Philips Design and Optical Storage). Most of the activities in Corporate Investments are being redesigned or disentangled and prepared for divestment.
Corporate Technologies
EBIT of Corporate Technologies in 2005 amounted to a loss of EUR 219 million, compared to a loss of EUR 323 million in 2004. The closure of Liquid Crystal on Silicon (LCoS) activities in the fourth quarter of 2004 and the divestment of PolyLED in the third quarter of 2005 reduced costs by EUR 77 million compared to 2004. The Technology Incubator initiated a number of new products whose development accelerated during 2005, resulting in higher costs. New incubators for healthcare and lifestyle were established.
Corporate Investments
EBIT showed a loss of EUR 62 million in 2005, compared to earnings of EUR 35 million in 2004. This was due to lower earnings at the main businesses as well as restructuring and impairment charges (totaling EUR 28 million) in connection with the repositioning of activities.
Sales of the main businesses Assembléon and Philips Enabling Technologies Group decreased in 2005 by 12% and 17% respectively on both a nominal and comparable basis. Sales and earnings at Assembléon were negatively impacted by quality problems, since resolved, with the introduction of a new system. Sales of Philips Enabling Technologies Group decreased in line with market developments.
In 2005, HTP Automotive, Philips Aerospace and CMS Louviers were successfully divested, resulting in a positive cash flow of EUR 19 million and a transaction loss of EUR 5 million.
Other
The Finance Shared Services, People Services, Purchasing Services, Real Estate Services and IT Services organizations were key contributors to the efficiencies achieved in 2005.
EBIT fell from EUR 654 million in 2004 to EUR 125 million in 2005. The decline is primarily due to the net book gain in 2004 of EUR 635 million relating to the initial public offering of NAVTEQ.
EBIT in 2005 was positively impacted by the result of the Real Estate Service Unit, with various gains on real estate transactions amounting to EUR 122 million. The sale of the Philips Pension Competence Center in 2005 resulted in a gain of EUR 42 million, which was offset by lower EBIT from Optical Storage, which decreased from EUR 68 million in 2004 to EUR 4 million in 2005.
Philips Annual Report 2005   81

Management discussion and analysis
Unallocated
Key data

in millions of euros	2003	20041)	2005
Corporate and regional overheads	(307)	(309)	(317)

Global brand campaign	—	(80)	(138)

Pensions/postretirement benefit costs	(254)	(151)	(16)

Earnings before interest and tax	(561)	(540)	(471)

Number of employees (FTEs)	2,452	2,609	2,392

1)	Restated to reflect the move of the EUR 22 million global brand campaign costs to Unallocated
Introduction
The sector Unallocated comprises costs of the Corporate Center (including funding of the Company’s global brand management and sustainability programs), costs of the country and regional organizations and, additionally, pension and postretirement costs not directly allocated to the other sectors.
Corporate & Regional Overheads
Corporate and regional overhead costs were higher than in 2004, primarily as a result of spending on certain corporate projects in the fields of Human Resources Management, Finance Excellence and Sarbanes-Oxley compliance. In addition, 2004 included some incidental provision releases.
The extension of the global brand campaign activities in 2005 resulted in a corresponding increase in expenditure.
The EUR 16 million costs under pensions/postretirement benefit costs included a gain of EUR 116 million from a total provision release of EUR 187 million. The latter was triggered by a change in Dutch law relating to the treatment of medical insurance costs.
Performance by region
Key data

	20041)		2005
		earnings		earnings
		before		before
		interest		interest
in millions of euros	sales	and tax	sales	and tax
Europe and Africa	13,001	1,221	12,715	1,345

North America	7,366	76	7,857	186

Latin America	1,433	52	1,879	93

Asia Pacific	7,546	237	7,944	155

	29,346	1,586	30,395	1,779

1)	Restated to present the MDS activities as a discontinued operation
Sales in Europe and Africa declined by 2% in 2005, with divestments having a downward effect of 1%. The decline was mainly visible in the Semiconductors division (a nominal decline of 7% due to the shift in sales to manufacturers in Asia) and in Other Activities, whereas Medical Systems, DAP and Lighting showed a nominal sales increase of 3%, 6% and 6% respectively.
Sales in North America showed a strong increase of 7%, both nominally and comparably, and were particularly strong in CE, which benefited from the positive impact of the Business Renewal Program and strong demand for FlatTV and DVD recorders with hard-disk functionality.
Sales in Asia Pacific increased by 5%. Growth was visible in all divisions except CE, which benefited from past-use license agreements in 2004. Double-digit growth was visible at Medical Systems, DAP and Semiconductors on a nominal basis.
Latin America posted exceptional sales growth of 31% nominal, attributable in part to the positive effects of currency movements. Excluding these currency effects, the region nevertheless showed strong comparable growth of 19%. All divisions, except Lighting (12% nominal; 5% comparable) and Other Activities (3% nominal decrease; 4% comparable decrease), returned double-digit growth on a nominal and comparable basis.
EBIT improved in all regions except Asia Pacific in 2005, as 2004 EBIT in Asia Pacific was positively influenced by past-use license agreements.
82   Philips Annual Report 2005

Research and development expenditures

1)	Restated to present the MDS activities as a discontinued operation
Philips research and development expenditures totaled EUR 2.6 billion, or 8.4% of sales, compared to 8.6% in 2004.
Research and development expenditures per sector

in millions of euros	20031)	20041)	20052)
Medical Systems	515	477	526

DAP	129	134	139

Consumer Electronics	540	475	419

Lighting	151	175	212

Semiconductors	903	900	957

Other Activities	650	654	587

Inter-sector eliminations	(317)	(301)	(281)

	2,571	2,514	2,559

1)	Restated to present the MDS activities as a discontinued operation

2)	Includes the write-off of acquired in-process research and development of EUR 6 million
Over the past three years, total expenditure on research and development has remained relatively stable, while sales have shown consistent year-on-year growth. Consequently, research and development expenditure as a percentage of sales has fallen to a low in 2005 of 8.4%. The stabilization of the research and development spend reflects actions taken to balance the overall Philips portfolio, such as the outsourcing of the monitor and low-end flat TV activities to TPV, as well as the pro-active re-balancing of research and development expenditures in line with the Company’s healthcare, lifestyle and technology focus areas.
In 2005, Medical Systems saw an increased research and development spend in the areas of molecular medicine and new sensor technologies, Lighting in LCD backlighting, DAP in Consumer Health & Wellness and Semiconductors in Home and Mobile & Personal activities. Research and development expenditure has also been aligned to the healthcare, lifestyle and technology focus areas, including the establishment in late 2005 of two new research incubators for healthcare and lifestyle (breeding grounds for new, innovative product concepts). As a result, the relative amount of research invested in the more traditional areas of integrated circuits and imaging technologies has been reduced.
Philips Annual Report 2005   83

Management discussion and analysis
Employment
Change in number of employees

in FTEs	2004	2005
Position at beginning of year	164,438	161,586

Consolidation changes:

— new consolidations	2,374	1,795

— deconsolidations	(2,792)	(2,552)

Comparable change	(2,434)	(1,603)

Position at year-end	161,586	159,226

At the end of December 2005, the total number of employees of the Philips Group was 159,226 (including MDS), a decline of 2,360 compared to December 31, 2004.
Employees by sector

	at the end of
in FTEs	2004	2005
Medical Systems	30,790	30,978

DAP	8,205	8,203

Consumer Electronics	16,993	15,537

Lighting	44,004	45,649

Semiconductors	32,580	35,637

Other Activities	23,869	19,050

Unallocated	2,609	2,392

Discontinued operations	2,536	1,780

Total	161,586	159,226

The largest reductions in 2005 occurred at Other Activities (due to divestments and a lower activity level) and at CE (due to the sale and transfer of certain activities within Philips’ monitors and entry-level flat TV business to TPV). The number of employees increased at Semiconductors (due to the inclusion of RF Solutions) and at Lighting (consolidation of Lumileds).
Employees by geographic area

	at the end of
in FTEs	2004	2005
Netherlands	26,772	26,110

Europe (excl. Netherlands)	42,470	41,932

USA and Canada	27,144	27,175

Latin America	14,084	13,702

Africa	411	406

Asia Pacific	50,705	49,901

Total	161,586	159,226
of which discontinued operations	2,536	1,780

Sales per employee grew from EUR 180,000 in 2004 to EUR 192,000 in 2005, an increase of 7%. A double-digit improvement was visible at CE, resulting from both strong sales growth and the transfer of the monitors/low-end flat TV production and supply activities to TPV. Conversely, Semiconductors registered a decline in sales per employee due to the combination of limited sales growth and an increase in the number of employees. The remaining sectors posted increases in sales per employee.
84   Philips Annual Report 2005

Group performance 2004
compared to 2003
Management summary
The year 2004 and the financial performance of the Philips Group were characterized by the following major developments:

The cyclical upturn of the technology markets, which started in the third quarter of 2003 and lasted until the end of the third quarter of 2004, benefited in particular the Semiconductors sector and the LCD activities, as well as Optical Storage and certain other parts of the Other Activities sector.
The performance of the Medical Systems sector continued to improve with the introduction of innovative new products and enhanced service capability.
Accelerated digitalization of Consumer Electronics’ product mix, new entrants and new business models put severe pressure on gross margins, which could not be fully offset by higher sales volumes and reduced costs.
The decline of the US dollar against the euro had a large negative impact on the Company’s sales revenues. The impact on the bottom line was partly offset by disciplined hedging strategies and by adjusting the currencies of cost structures to better balance the currencies of revenues.
A number of events had significant effects on the financial performance of the Company. Events with a significant positive impact included the initial public offerings of NAVTEQ and LG.Philips LCD, the sale of shares of Atos Origin, Vivendi Universal and ASML, and gains associated with transactions by Atos Origin and InterTrust. The total positive impact of these events was EUR 635 million on EBIT and EUR 1,590 million on net income. Events with significant negative financial consequences included the impairment charge for MedQuist and the litigation settlement for Volumetrics, which had an impact of EUR 723 million on EBIT and of EUR 676 million on net income.
The Company benefited from continued focus on cost reductions. Pension costs were reduced as part of new wage settlements with the unions in the Netherlands, and the benefits of earlier cost-reduction and restructuring programs were secured and brought to the bottom line in 2004, partly offset by higher expenses for global brand and advertising campaigns.
Overall, this resulted in high operational and financial cash flows, which reduced the net debt to group equity position to 1:99 by year-end.
Performance of the Group
Key data

in millions of euros	2003 1)	2004 1)
Sales	27,937	29,346
% (decrease) increase, nominal	(10)	5
% increase, comparable	3	9

Earnings before interest and tax	502	1,586
as a % of sales	1.8	5.4

Net operating capital (NOC)	7,876	7,043

Cash flows before financing activities	2,778	3,291

Employees (FTEs)	164,438	161,586
of which discontinued operations	2,414	2,536

1)	Restated to present the MDS activities as a discontinued operation
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Sales
In percentage terms the composition of the change in sales of 2004 over 2003 was as follows:
Sales growth composition 2004 versus 2003

	nominal	currency	consolidation	comparable
in %	growth	effects	changes	growth
Medical Systems	(1.8)	(5.9)	0.2	3.9

DAP	(4.1)	(3.5)	—	(0.6)

Consumer Electronics	8.0	(4.0)	0.7	11.3

Lighting	0.1	(4.2)	(0.8)	5.1

Semiconductors 1)	15.5	(6.2)	3.7	18.0

Other Activities	11.9	(3.7)	(2.1)	17.7

Philips Group	5.0	(4.7)	0.5	9.2

1)	Restated to present the MDS activities as a discontinued operation
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Sales in 2004 amounted to EUR 29,346 million, compared to EUR 27,937 million in 2003, an increase of 5% nominally. The reduced value of the US dollar and other currencies had a 5% negative impact on sales in 2004. Adjusted for this negative currency effect and the effect of consolidation changes, comparable sales were up by 9% compared to 2003. The effect on sales of the consolidation of SSMC
Philips Annual Report 2005   85

Management discussion and analysis
(Semiconductors) was substantially offset by the deconsolidation of NAVTEQ (Other Activities).
The 4% increase in comparable sales at Medical Systems was driven by double-digit growth at Computed Tomography and
X-ray. At DAP, an increase in sales at Food & Beverage and Shaving & Beauty was offset by lower sales at Oral Healthcare and Home Environment Care. At CE, the 11% comparable sales growth was driven by Connected Displays, Mobile Infotainment and Optical Licenses. The 5% comparable increase at Lighting was due to higher sales in all businesses. Semiconductors showed comparable growth of 18%, the main driver being Mobile Communications. Within Other Activities, sales growth came from Optical Storage and Corporate Investments.
Earnings before interest and tax
The following overview aggregates sales and EBIT by sector.

	2004 1)
			as a %
in millions of euros	sales	EBIT 2)	of sales 2)
Medical Systems	5,884	35	0.6

DAP	2,044	332	16.2

Consumer Electronics	9,919	370	3.7

Lighting	4,526	593	13.1

Semiconductors	4,491	430	9.6

Other Activities	2,482	366	14.7

Unallocated	—	(540)	—

	29,346	1,586	5.4

1)	Restated to present the MDS activities as a discontinued operation

2)	Restated to reflect the move of the EUR 22 million global brand campaign costs to Unallocated

	2003 1)
			as a % of
in millions of euros	sales	EBIT	sales
Medical Systems	5,990	431	7.2

DAP	2,131	398	18.7

Consumer Electronics	9,188	248	2.7

Lighting	4,522	577	12.8

Semiconductors	3,888	(328)	(8.4)

Other Activities	2,218	(263)	(11.9)

Unallocated	—	(561)	—

	27,937	502	1.8

1)	Restated to present the MDS activities as a discontinued operation
Improved market conditions, higher-margin products from innovation and continued tight control of costs resulted in a sharp improvement in EBIT. Compared to the previous year, the improvement was supported by a EUR 635 million gain related to the IPO of NAVTEQ and a EUR 158 million reduction in pension costs, partly offset by a EUR 329 million increase in net restructuring and impairment charges.
Medical Systems was negatively affected by the impairment charge for MedQuist (EUR 590 million) and the Volumetrics settlement (EUR 133 million, net of recoveries from insurance). Excluding these items, Medical Systems posted an improvement in EBIT to EUR 758 million. This improved performance was fueled by the introduction of new products and improved service capability, which resulted in strong order rates and higher market shares. Tight control of costs and process improvements also contributed. Performance improvements at Lighting were due to the recovery of some major markets, along with innovation and solid cost control.
Faced with intensified competition, DAP did not match 2003 profitability. Together with increased costs, especially for advertising and promotion, this resulted in a EUR 66 million decline in EBIT compared to 2003.
Benefiting from the industry upturn in the first half of 2004, Semiconductors was one of the major drivers of the Company’s improved EBIT. Its performance improvement was the result of higher capacity utilization, lower research and development spending and the positive effects of earlier restructuring programs. By the end of the year, however, fab utilization declined to approximately the same level as a year earlier.
The operational performance of CE was affected by competitive pressures, especially in Europe. Despite the successful progress of the Business Renewal Program, EBIT for CE, excluding Optical Licenses’ income, was below the level achieved in 2003, due to a decline in gross margins. Optical Licenses’ income improved by EUR 181 million compared to 2003, to an amount of EUR 478 million. Past-use Optical License income and general settlements made an exceptionally strong contribution to income (EUR 252 million).
After a EUR 312 million increase in Group pension costs in 2003, pension costs decreased by EUR 158 million in 2004, mainly due to the renegotiation of pension arrangements in the Netherlands.
86   Philips Annual Report 2005

Corporate and regional overhead costs increased by EUR 82 million, mainly due to the EUR 80 million investment in the brand campaign.
The decline of the US dollar impacted our EBIT negatively, especially at Semiconductors. The effect of this significant decline was partly offset by disciplined hedging strategies and by adjusting cost structures to balance the revenue structures.
Financial income and expenses
Financial income and expenses consist of:

in millions of euros	2003	2004
Interest expenses (net)	(328)	(258)
Sale of securities	146	442

Other	(62)	32

	(244)	216
Net interest in 2004 was EUR 70 million lower than in the previous year as a result of a significant decrease in net debt. Sale of the remaining shares in Vivendi Universal and ASML, which are accounted for under other noncurrent financial assets, resulted in a gain of EUR 300 million and EUR 140 million respectively. Other financial income in 2004 primarily related to the recognition of interest (EUR 46 million) resulting from a favorable resolution of fiscal audits.
Income from the sale of securities affects the comparability of the financial income and expenses reported in 2003 and 2004 and contains the following items:

in millions of euros	2003	2004
Income from the sale of securities:

Gain on sale of JDS Uniphase shares	13	—

Gain on sale of ASML shares	114	140

Gain on sale of Vivendi shares	19	300
Income taxes
Income taxes represented an expense of EUR 358 million, compared to a benefit of EUR 15 million in 2003. Excluding non-taxable gains on the IPO of NAVTEQ (EUR 635 million) and the sale of shares in Vivendi Universal and ASML (EUR 440 million) and the non-tax-deductible impairment charge relating to MedQuist (EUR 590 million), the tax rate in 2004 corresponded to an effective tax rate of 27%, compared with an effective tax benefit of 6% in 2003.
Results relating to unconsolidated companies
Results relating to unconsolidated companies consisted of the following:

in millions of euros	2003	2004
Company’s participation in income and loss	169	983

Results on sales of shares	715	193

Gains and losses arising from dilution effects	53	254

Investment impairment charges	(431)	(8)

	506	1,422
The Company’s participation in income and loss was comprised of:

in millions of euros	2003	2004
LG.Philips LCD	382	575

SSMC	(7)	—

Others	(206)	408

	169	983
In 2004 most of the unconsolidated companies’ net income improved compared to 2003.
LG.Philips LCD continued to benefit from very strong demand for flat screens and achieved a much higher net income. However, after many months of rising price levels, by mid-year selling prices started to decline as manufacturing capacity outpaced market demand.
Confronted with continued price erosion and tough market conditions, LG.Philips Displays continued to reorganize its activities worldwide to reduce capacity. The Company’s share of restructuring and asset impairment charges recorded by LG. Philips Displays amounted to EUR 132 million in 2004 and EUR 417 million in 2003. SSMC was consolidated in 2004 by the Semiconductor division and consequently no longer contributed to the results relating to unconsolidated companies.
The Company has a share in income and losses of various other companies, primarily TSMC, Atos Origin, InterTrust Technologies, Crolles2 and NAVTEQ (as from August 2004). The license agreement between InterTrust and Microsoft to settle all their outstanding litigation contributed a net gain of EUR 100 million. The various other companies contributed a net profit of EUR 377 million.
Philips Annual Report 2005   87

Management discussion and analysis
TSMC benefited from continued positive market demand through 2004; however, it also experienced a slowdown in the fourth quarter, when utilization rates declined to around 85%. In Taiwan dollar terms, full-year sales for 2004 increased 27% over 2003 to a record high.
In 2004 the Crolles2 waferfab venture with STMicroelectronics and Freescale for the advanced development of silicon manufacturing technology unveiled its 90 nm process, thus confirming its progress towards strong manufacturing cost savings. Philips’ share in the costs of this facility amounted to EUR 60 million.
Results on the sale of shares in 2004 were primarily attributable to the gain on the sale of 11 million shares in Atos Origin (EUR 151 million), resulting in a reduction of the Company’s shareholding in Atos Origin from 31.9% to 15.4% at year-end 2004. The amount in 2003 mainly resulted from the sale of 100 million American Depository Shares (each representing 5 common shares) of TSMC (EUR 695 million).
Gains and losses arising from dilution effects were primarily due to a EUR 156 million gain recorded as a result of a reduction of the Company’s shareholding in Atos Origin (from 44.7% to 31.9%) following the Schlumberger Sema acquisition by Atos Origin in January 2004 and a EUR 108 million gain recorded as a result of a dilution of the Company’s shareholding in LG.Philips LCD (from 50% to 44.6%) in conjunction with the latter’s secondary offering.
In accordance with TSMC’s Articles of Incorporation, yearly bonuses to employees have been granted partially in shares. Generally, stock dividends will also be distributed. In 2004 and 2003, new shares were issued in grants to employees and as a stock dividend. Because Philips only participates in the stock dividend distribution, its shareholding in TSMC was diluted as a result of shares issued to employees. Accordingly, Philips recorded a dilution loss of EUR 10 million in 2004 and EUR 15 million in 2003. This dilution loss decreased the book value of Philips’ investment in TSMC and is charged to results relating to unconsolidated companies.
On August 16, 2002, Atos Origin purchased all of the common stock of KPMG Consulting in the UK and the Netherlands. The consideration for the acquisition consisted of the issue of 3,657,000 bonds redeemable in shares (ORA bonds) with stock subscription warrants attached at a price of EUR 64.20 each, representing a total amount of EUR 235 million, and a cash payment of EUR 417 million. The bonds and warrant bonds were redeemed in shares on August 16, 2003. As a consequence, Philips’ shareholding was diluted from 48.4% to 44.7%, resulting in a dilution gain in 2003 of EUR 68 million. This dilution gain increased the book value of Philips’ investment in Atos Origin and was credited to results relating to unconsolidated companies.
Furthermore, in 2003, the Company recorded an investment (goodwill) impairment charge of EUR 411 million with respect to its investment in LG.Philips Displays.
Minority interests
The share of minority interests in the income of group companies in 2004 amounted to EUR 51 million, compared with a share of EUR 56 million in 2003. This was mainly influenced by the effect of the consolidation of SSMC (EUR 29 million), which was more than offset by NAVTEQ (EUR 32 million).
Net income
Income before the cumulative effect of a change in accounting principles in 2004 amounted to EUR 2,836 million (EUR 2.22 per common share — basic) compared to EUR 709 million in 2003 (EUR 0.55 per common share — basic).
The cumulative effect of the change in accounting principles in 2003 was EUR 14 million (EUR 0.01 per common share — basic).
Net income in 2004 was EUR 2,836 million (EUR 2.22 per common share — basic) compared to EUR 695 million in 2003 (EUR 0.54 per common share — basic).
88   Philips Annual Report 2005

Performance by sector
Medical Systems
Key data

in millions of euros	2003	2004
Sales	5,990	5,884

Sales growth
% (decrease), nominal	(12)	(2)
% increase, comparable	7	4

Earnings before interest and tax	431	35
as a % of sales	7.2	0.6

Net operating capital (NOC)	3,671	2,862

Employees (FTEs)	30,611	30,790
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Nominal sales growth was hampered by a lower US dollar, resulting in a 2% decline compared to 2003. Comparable sales increased by 4% and were especially strong in Computed Tomography and X-ray. All regions contributed to the comparable sales growth.
Medical Systems was negatively affected by impairment charges for MedQuist (EUR 590 million) and the Volumetrics litigation settlement (EUR 133 million, net of recoveries from insurance).
The improved underlying performance was driven by higher sales, a favorable product mix (gross margin improved by 2% from 2003) and lower costs. Customer Service, Cardiac & Monitoring Systems, Computed Tomography and Ultrasound were the main contributors to this EBIT improvement. The growing installed base is driving the increase in customer service.
The Philips-Neusoft venture, of which Philips holds 51%, has been consolidated; a total cash investment of EUR 49 million was made.
Domestic Appliances and Personal Care
Key data

in millions of euros	2003	2004
Sales	2,131	2,044

Sales growth
% (decrease), nominal	(6)	(4)
% increase (decrease), comparable	3	(1)

Earnings before interest and tax	398	332
as a % of sales	18.7	16.2

Net operating capital (NOC)	464	393

Employees (FTEs)	8,180	8,205
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Nominal sales fell by 4%, whereas sales on a comparable basis declined by 1%. Food & Beverage (Senseo) posted strong comparable sales growth, and Shaving & Beauty showed moderate growth. These increases were completely offset by declines at Home Environment Care and Oral Healthcare (mainly US). All businesses showed slightly increased gross margins, with the exception of Shaving & Beauty, where margins were stable. EBIT as a percentage of sales recovered in the second half of 2004 to double-digit figures; for the full year, however, it was down to 16.2% from 18.7% in 2003, impacted by higher investments in advertising, promotion and research and development costs.
Consumer Electronics
Key data

in millions of euros	2003	2004
Sales	9,188	9,919

Sales growth
% (decrease) increase, nominal	(7)	8
% increase, comparable	2	11

Earnings before interest and tax	248	370
as a % of sales	2.7	3.7

Net operating capital (NOC)	(82)	(161)

Employees (FTEs)	19,111	16,993
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Nominal sales growth was 8%, and was heavily impacted by the lower US dollar. Comparable sales were up by 11%, following the 2% increase in 2003, and slightly exceeded the growth of the market. Comparable sales growth was particularly strong in Asia Pacific (33%) and Latin America (52%). Comparable sales growth was driven by Connected
Philips Annual Report 2005   89

Management discussion and analysis
Displays, Optical Licenses and, to a lesser extent, Home Entertainment Networks. EBIT excluding Optical Licenses was negative and severely impacted by net restructuring charges and a faster-than-expected decline in gross margin, partly compensated by savings from the Business Renewal Program. The decline in gross margin was due to various factors, including increased price competition, mainly in Europe, and a sharp fall in FlatTV prices in the second half of 2004. Net restructuring charges totaled EUR 138 million and mainly related to the closure of the front-end projection display and Liquid Crystal on Silicon activities and the execution of the Business Renewal Program. EBIT for Optical Licenses amounted to EUR 478 million, compared to EUR 297 million in 2003. Past-use fees and general settlements (2004: EUR 252 million; 2003: EUR 121 million) and DVD-related programs were the main drivers of the improvement. Net operating capital at the end of 2004 amounted to a negative of EUR 161 million, compared to a negative of EUR 82 million in 2003.
Lighting
Key data

in millions of euros	2003	2004
Sales	4,522	4,526

Sales growth
% (decrease) increase, nominal	(7)	0
% increase, comparable	2	5

Earnings before interest and tax	577	593
as a % of sales	12.8	13.1

Net operating capital (NOC)	1,521	1,493

Employees (FTEs)	43,800	44,004
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Nominal sales remained flat and were heavily impacted by the sliding US dollar. Benefiting from the market recovery, comparable sales increased by 5%, mainly driven by high growth in Automotive, Special Lighting & UHP and Lighting Electronics. Sales in Europe and Asia Pacific were particularly buoyant, with North America recovering steadily. EBIT increased from EUR 577 million in 2003 to EUR 593 million. EBIT as percentage of sales continued the upward trend shown in the previous years, going from 12.8% in 2003 to 13.1% in 2004. Restructuring and impairment charges in 2004 totaled EUR 63 million, mainly for Lamps and Luminaires, compared with EUR 27 million in 2003.
Semiconductors
Key data

in millions of euros	20031)	20041)
Sales	3,888	4,491

Sales growth
% (decrease) increase, nominal	(7)	16
% increase, comparable	4	18

Earnings before interest and tax	(328)	430
as a % of sales	(8.4)	9.6

Net operating capital (NOC)	2,481	2,520

Employees (FTEs)	30,763	32,580

1)	Restated to present the MDS activities as a discontinued operation
For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
2004 was the best year for the semiconductor markets since the peak year of 2000, with a strong first three quarters of the year. Semiconductors’ share of the markets it serves was relatively stable compared to 2003. Continuing the trend of 2003, capacity utilization rose in the first half of 2004 to 99%, but declined to 81% in the fourth quarter. Consumer and Mobile Communications posted strong growth.
EBIT totaled EUR 430 million, mainly due to higher utilization rates, the effect of the restructuring program and lower research and development spending as a percentage of sales. Net restructuring and impairment charges amounted to EUR 36 million. EBIT included a gain of EUR 51 million related to an insurance settlement in respect of property damage from the fi re in Caen. In 2003, net restructuring and impairment charges totaled EUR 290 million. Net capital expenditures in 2004 amounted to EUR 573 million, of which EUR 216 million related to SSMC, which was consolidated in 2004. In addition, the cash flow used for investing activities related to Crolles2 recorded by the Philips Group amounted to EUR 105 million.
90   Philips Annual Report 2005

Other Activities
Key data

in millions of euros	2003 1)	2004 1)
Sales	2,218	2,482

Sales growth
% (decrease) increase, nominal	(25)	12
% (decrease) increase, comparable	(5)	18

EBIT Corporate Technologies	(293)	(323)

EBIT Corporate Investments	(63)	35

EBIT Other	93	654

Total earnings before interest and tax (EBIT)	(263)	366
as a % of sales	(11.9)	14.7

Net operating capital (NOC)	150	117

Number of employees	27,086	23,869

1)	Restated to present the MDS activities as a discontinued operation For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
Corporate Technologies
EBIT of Corporate Technologies in 2004 amounted to a loss of EUR 323 million, compared to a loss of EUR 293 million in 2003, and was impacted by the discontinuation of Liquid Crystal on Silicon activities, which led to a restructuring charge of EUR 34 million. Following the successful start of the Incubator program in 2003, the number of innovative new projects captured by the Philips Incubator accelerated during 2004, resulting in higher investments. Research costs were less than in 2003, due to the lower cost base. Total Philips research and development expenditures were EUR 2.5 billion, slightly below the 2003 level.
Corporate Investments
Within the Corporate Investments portfolio, almost all businesses posted an improved performance. In particular, the technology-related activities such as RF Solutions, Philips Enabling Technologies Group and Assembléon, benefiting from prior-year restructuring, took full advantage of the upswing in related technology markets. No major divestments were made in 2004.
Other
The Finance Shared Services, People Services and IT Services organizations were key contributors to the efficiencies achieved in 2004. The Real Estate Service Unit recorded impairment charges for buildings in Aachen and Vienna, which had a negative effect of EUR 18 million on EBIT.
Following its return to profitability in 2003, Optical Storage continued its upward trend, with EBIT increasing from EUR 51 million to EUR 68 million in 2004. The initial public offering of NAVTEQ was successfully completed in August 2004, resulting in a EUR 635 million gain on the sale of shares and a net cash inflow of EUR 672 million. Following the IPO, Philips’ interest in NAVTEQ decreased from 83.5% to 34.8%.
Unallocated
The costs of the corporate center, including the Company’s global brand management and sustainability programs, as well as country and regional overheads, are not attributable to the sectors but are reported separately under Unallocated.
After showing a decrease during 2003, the corporate and regional overhead costs increased by EUR 82 million in 2004, mainly due to spending on the global brand campaign, which totaled EUR 80 million.
The total pension costs for the Company in 2004 amounted to EUR 284 million, a decrease of EUR 158 million compared to 2003, mainly caused by the renegotiated pension agreements in the Netherlands. Of these pension costs of EUR 284 million, a total of EUR 172 million was absorbed by the divisions and the remaining EUR 112 million at Corporate level. Net postretirement benefit costs amounted to EUR 39 million. The change agreed with Dutch trade unions from a final-pay to an average-pay pension system in the Netherlands, which includes a limitation of the indexation, has resulted in a reduction of the Company’s projected benefit obligation. In addition, the transfer of existing pension obligations into a pre-retirement fund led to a further reduction of the projected benefit obligations together with a reduction of pension plan assets.
The increase in the number of employees occurred mainly in Asia, reflecting our continued focus on growth areas, especially China and India.
Philips Annual Report 2005   91

Management discussion and analysis
Performance by region
Key data

in millions of euros	2003 1)		2004 1)
	sales	EBIT	sales	EBIT
Europa and Africa	12,522	897	13,001	1,221

North America	7,804	(414)	7,366	76

Latin America	1,170	(28)	1,433	52

Asia Pacific	6,441	47	7,546	237

	27,937	502	29,346	1,586

1) Restated to present the MDS activities as a discontinued operation
Sales in Europe grew by 4% in 2004; divestments and weaker currencies had a 1% downward effect. All divisions except DAP recorded sales growth, led by Semiconductors, Other Activities and CE. There was a slight decline in sales in a number of countries (Ireland, Portugal and Sweden), but this was more than offset by strong sales in Eastern Europe and Germany.
Sales in North America decreased by 6%, largely because of the weaker US dollar. On a comparable basis, sales increased by 3%. This was attributable to all sectors except DAP and Semiconductors.
Sales in Latin America grew by 22% (31% on a comparable basis). Weaker currencies had a 8% downward effect on growth. All sectors posted double-digit growth, except Lighting, where sales grew by 7% on a comparable basis. CE, Semiconductors and Medical Systems posted comparable growth of 52%, 39% and 27% respectively.
Sales in Asia Pacific increased by 17%, hampered by the negative effect of weak US dollar-related currencies. On a comparable basis, sales grew by 22%, headed by China. Semiconductors and CE posted the highest comparable sales growth with 35% and 33% respectively.
EBIT improved in 2004 and was positive in every region. The main visible improvements were in Europe and North America.
Employment
At the end of December 2004, the Philips Group had 161,586 employees, a decline of 2,852 from December 31, 2003. The largest reductions in 2004 occurred at CE (2,118) and at Other Activities (3,217), mainly related to the NAVTEQ deconsolidation and a reduction at Optical Storage. The consolidation of SSMC and the acquisition of Gemini partly offset those declines.
Change in number of employees

in FTEs	2003	2004
Position at beginning of year	170,087	164,438

Consolidation changes

— new consolidations	—	2,374

— deconsolidations	(1,630)	(2,792)

Comparable change	(4,019)	(2,434)

Position at year-end	164,438	161,586
The number of employees declined in 2004.
Employees by sector

in FTEs	at the end of
	2003	2004
Medical Systems	30,611	30,790

DAP	8,180	8,205

Consumer Electronics	19,111	16,993

Lighting	43,800	44,004

Semiconductors	30,763	32,580

Other Activities	27,086	23,869

Unallocated	2,473	2,609

Discontinued operations	2,414	2,536

	164,438	161,586
In geographic terms, headcount decreased in Latin America, Europe and North America, offset by new hirings in Asia Pacific.
Employees by geographic area

in FTEs	at the end of
	2003	2004
Netherlands	27,688	26,772

Europe (excl. Netherlands)	46,174	42,470

USA and Canada	28,111	27,144

Latin America	14,714	14,084

Africa	409	411

Asia Pacific	47,342	50,705

Total	164,438	161,586
of which discontinued operations	2,414	2,536
92   Phillips Annual Report 2005

Liquidity and capital resources
Cash flows
Condensed consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003 are presented below:
Condensed cash flow statements

in millions of euros	2003 1)	2004 1)	2005
Cash flows from operating activities:

Income from continuing operations	723	2,815	2,951

Adjustments to reconcile net income to net cash provided by (used for) operating activities	1,289	(192)	(861)

Net cash provided by operating activities	2,012	2,623	2,090

Net cash provided by investing activities	766	668	1,298

Cash flows before financing activities	2,778	3,291	3,388

Net cash used for financing activities	(1,355)	(2,145)	(2,589)

Cash provided by continuing operations	1,423	1,146	799

Effect of changes in consolidations on cash positions	—	117	—

Effect of changes in exchange rates on cash positions	(165)	(45)	160

Net cash (used for) provided by discontinued operations	(44)	59	(15)

Cash and cash equivalents at beginning of year	1,858	3,072	4,349

Cash and cash equivalents at end of year	3,072	4,349	5,293

1) Restated to present the MDS activities as a discontinued operation
Cash flows from operating activities
Cash flows from operating activities versus net capital expenditures

1) Restated to present the MDS activities as a discontinued operation
In 2005, net cash provided by operating activities amounted to EUR 2,090 million, compared to EUR 2,623 million in 2004, mainly reflecting higher working capital needs, particularly in Medical Systems and Lighting. Inventories as a percentage of sales at the end of 2005 increased to 11.4%, 0.7% above the level of the previous year. During 2005, the lower amount of cash generated from the movement in working capital was driven by a lower increase in payables than in receivables and inventories.
In 2004, net cash provided by operating activities amounted to EUR 2,623 million, compared to EUR 2,012 million in 2003, reflecting the higher income and lower working capital needs. Inventories as a percentage of sales at the end of 2004 decreased to 10.7%, slightly below the level of the previous year (11.1%). In absolute terms, however, inventories required more cash, as Semiconductors, Lighting and Medical Systems increased their inventory level. Despite lower outstanding trade receivables in months’ sales (0.1 month), the receivables increased due to the higher sales level in December 2004 compared to December 2003. This was fully offset by extended credit terms given by suppliers.
In 2003, net cash provided by operating activities amounted to EUR 2,012 million. Philips continued its tight working capital management in 2003. Significant contributions were made by Lighting and Medical Systems. Inventories as a percentage of sales at the end of 2003 stood at 11.1%.
Please refer to the Supplemental disclosures to consolidated statements of cash flows which is part of the section Consolidated statements of cash flows of the Philips Group that begins on page 129.
Philips Annual Report 2005   93

Management discussion and analysis
Cash flows from investing activities
Cash flows from divestments and acquisitions
Net cash provided by investing activities of EUR 1,298 million in 2005 (2004: EUR 668 million) mainly consisted of:
•	Net capital expenditures of EUR 819 million, EUR 366 million below the level of 2004, the reduction evident mainly at Semiconductors, which lowered investments by EUR 247 million. The division remained, however, the most capital-intensive with EUR 313 million in total expenditure.

•	Acquisitions totaling EUR 1,205 million, mainly the acquisition of the additional 47.25% share in Lumileds which had a cash impact of EUR 788 million. Stentor was acquired for EUR 194 million. The cash outflow related to Crolles2 (Semiconductors venture) amounted to EUR 55 million. In addition, cash payments of EUR 46 million were made for maturing currency hedges.

•	Cash proceeds from divestments of EUR 3,368 million, mainly related to the sale of shares in NAVTEQ (EUR 932 million), TSMC (EUR 770 million), Atos Origin (EUR 554 million), LG.Philips LCD (EUR 938 million) and Great Nordic (EUR 67 million).
Net cash provided by investing activities of EUR 668 million in 2004 (2003: EUR 766 million) mainly consisted of:
•	Net capital expenditures of EUR 1,185 million, EUR 353 million above the level of 2003, primarily at Semiconductors. Net capital expenditures at Semiconductors amounted to EUR 560 million, of which EUR 216 million related to Systems on Silicon Manufacturing Company (SSMC), consolidated for the fi rst time in 2004, and to investments to balance capacity.

•	Acquisitions totaling EUR 449 million, mainly consisting of an equity contribution to LG.Philips Displays (EUR 202 million) and cash outflows related to Crolles2 (EUR 105 million), the Philips-Neusoft Medical Systems venture and Gemini (CE investment in the USA).

•	Cash proceeds of EUR 2,302 million, mainly relating to the NAVTEQ IPO (EUR 672 million), the sale of part of our investment in Atos Origin (EUR 552 million) and the sale of shares in Vivendi Universal (EUR 720 million) and ASML (EUR 163 million). In addition, there was a cash receipt of EUR 125 million for maturing currency hedges.
In 2003, net cash provided by investing activities amounted to EUR 766 million. The Company received EUR 908 million from the sale of 100 million American Depository Shares (ADS) and EUR 357 million from the redemption of preference shares by TSMC. Additionally, proceeds from the sale of shares of Vivendi Universal, ASML and JDS Uniphase amounting to EUR 272 million were received. Furthermore, EUR 391 million was received due to the resetting of currency swaps.
During 2003, EUR 470 million was used for investments in business interests, the most significant of which were a 49.5% investment in InterTrust (EUR 202 million), an expansion of the investment in Crolles2 (EUR 99 million) and a loan to the Company’s Lumileds venture (EUR 54 million).
As a result of the items mentioned above, cash flows before financing activities were positive EUR 3,388 million in 2005, compared to EUR 3,291 million in 2004 and EUR 2,778 million in 2003.
Cash flows from financing activities
Net cash used for financing activities in 2005 amounted to EUR 2,589 million. The impact of changes in debt was a reduction of EUR 324 million, including EUR 251 million of scheduled bond repayments. Philips’ shareholders were paid EUR 504 million in dividend. Additionally, EUR 1,836 million was used to acquire approximately 84 million shares as a part of the Company’s share repurchase programs. The fi rst share repurchase program, which was completed in June 2005, resulted in a total cash outflow of EUR 750 million. Of this, EUR 250 million was related to the hedging of obligations under the long-term employee incentive and employee stock purchase programs, with the remaining EUR 500 million of shares repurchased for cancellation. The second share repurchase program, which began in August 2005, is expected upon completion to result in a total of EUR 1.5 billion worth of shares repurchased for cancellation. Offsetting these amounts in part was a cash inflow due to the exercise of stock options for an amount of EUR 75 million.
94   Philips Annual Report 2005

Net cash used for financing activities in 2004 amounted to EUR 2,145 million. During the year, Philips repaid EUR 1,227 million of maturing bonds and repurchased EUR 300 million of notes that otherwise would have matured on August 30, 2005. Additionally, Philips’ shareholders were paid EUR 460 million in dividend. Treasury stock transactions led to a cash outflow of EUR 18 million. Cash outflow for shares acquired (EUR 96 million) was partly offset by cash inflow due to the exercise of stock options (EUR 78 million).
In 2003, net cash used for financing activities amounted to EUR 1,355 million. This included a EUR 944 million reduction of debt, primarily due to a one-year-early redemption of a EUR 1 billion floating rate note and a EUR 139 million repayment of maturing bonds. In 2003, Philips entered into a USD 151 million 7-year floating unsecured bullet loan from the EIB (European Investment Bank) and a USD 100 million syndicated loan in the Philippines. Philips’ shareholders were paid EUR 460 million in dividend. Treasury stock transactions led to a cash inflow of EUR 49 million, consisting of cash inflow for the exercise of stock options (EUR 50 million) and cash outflow for shares acquired (EUR 1 million).
Financing
Condensed balance sheet

in millions of euros	2004 1)	2005
Cash and cash equivalents	4,349	5,293

Receivables	8,675	9,536

Assets of discontinued operations	337	241

Inventories	3,140	3,480

Unconsolidated companies	5,670	5,698

Other non-current financial assets	876	673

Property, plant and equipment	4,871	4,893

Intangible assets	2,805	4,047

Total assets	30,723	33,861

Accounts payable and other liabilities	7,982	9,308

Liabilities of discontinued operations	188	143

Provisions	2,897	2,925

Debt	4,513	4,487

Minority interests	283	332

Stockholders’ equity	14,860	16,666

Total liabilities and equity	30,723	33,861

1) Restated to present the MDS activities as a discontinued operation
Cash and cash equivalents
In 2005, cash and cash equivalents increased by EUR 944 million to EUR 5,293 million at year-end. Cash proceeds from divestments amounted to EUR 3,368 million, while the share repurchase programs led to a cash outflow of EUR 1,836 million. There were further cash outflows for acquisitions of EUR 1,205 million, including Stentor and Lumileds for a total of EUR 982 million. Currency changes during 2005 increased cash and cash equivalents by EUR 160 million.
In 2004, cash and cash equivalents increased by EUR 1,277 million to EUR 4,349 million at year-end. Currency changes during 2004 reduced cash and cash equivalents by EUR 45 million, while the consolidation of SSMC’s cash position of EUR 117 million at January 1, 2004 increased cash and cash equivalents for the Group.
Debt position
Total debt outstanding at the end of 2005 was EUR 4,487 million, compared with EUR 4,513 million at the end of 2004. Changes in debt are as follows:
Changes in debt are as follows:

In millions of euros	2004	2005
New borrowings	258	74

Repayments	(1,925)	(398)

Consolidation and currency effects	304	298

Total changes in debt	(1,363)	(26)
In 2005, total debt decreased by EUR 26 million to EUR 4,487 million. Philips repaid EUR 251 million in scheduled bond repayments. A further EUR 53 million was repaid or converted under convertible personnel debentures and staff savings plans, repayments of bank facilities and capital lease transactions were EUR 78 million and the remaining repayments of EUR 16 million resulted from reductions in other debt. New borrowings of EUR 74 million include EUR 35 million for convertible personnel debentures and staff savings plans, a further EUR 24 million for capital lease transactions with the remaining EUR 15 million split over other types of debt.
In 2004, total debt decreased by EUR 1,363 million to EUR 4,513 million. Philips reduced the outstanding bonds by EUR 1,527 million, due to a EUR 1,227 million repayment of maturing bonds and a EUR 300 million early redemption of a note. SSMC repaid EUR 351 million outstanding loans as part of a loan restructuring program. The remaining
Philips Annual Report 2005   95
Management discussion and analysis

payments of EUR 47 million mainly consisted of convertible personnel debentures and staff savings plans. New borrowings included a USD 200 million three-year syndicated term and revolving credit facility of SSMC. The remaining new borrowings mainly consisted of capital lease transactions of EUR 49 million and convertible personnel debentures and staff savings plans of EUR 42 million. Currency effects reduced total debt by EUR 105 million.
Philips had two ‘putable’ bonds outstanding at year-end 2005 for a total amount of USD 269 million. A USD 103 million bond at 7.125%, due 2025, carries an option of each holder to put the bond to the Company on May 15, 2007 upon notice received between March 15 and April 15, 2007; a USD 166 million bond at 7.20%, due 2026, carries an option of each holder to put the bond to the Company on June 1, 2006 upon notice received between April 1 and May 1, 2006.
Assuming investors require repayment at the relevant put dates, the average remaining tenor of the total outstanding long-term debt was 3.8 years at year-end 2005, compared to 4.4 years in 2004. However, assuming the ‘putable’ bonds will be repaid at maturity, the average remaining tenor at the end of 2005 was 5.0 years compared to 5.4 years at the end of 2004.
Long-term debt as a proportion of the total debt stood at 74% at the end of 2005, compared to 79% at the end of 2004.
The Company has access to a USD 2.5 billion commercial paper program which was established at the beginning of 2001. The Company also has available a seven-year revolving credit facility for USD 2.5 billion, established in December 2004, that acts as a back-up for the commercial paper program and can also be used for general corporate purposes. The Company did not use the commercial paper program or the revolving credit facility during 2005.
Net debt
Net debt to group equity

1) Stockholders’ equity and minority interests. For a reconciliation to the most directly comparable US GAAP measures, see the section that begins on page 120.
The Company had a net cash position (cash and cash equivalents, net of debt) of EUR 806 million at the end of 2005, compared to a net debt position at the end of 2004 of EUR 164 million.
Stockholders’ equity
Stockholders’ equity increased by EUR 1,806 million to EUR 16,666 million at December 31, 2005. Net income contributed EUR 2,868 million, whereas other comprehensive income had an increasing effect of EUR 1,137 million, mainly due to the positive change of currency translation differences (EUR 1,521 million), partly offset by the effect of the sale of available-for-sale securities (EUR 184 million), a negative change in the deferred result of forward exchange rate contracts (EUR 84 million) and additional minimum pension liabilities (EUR 116 million). Furthermore, stockholders’ equity was reduced by EUR 504 million due to the dividend payment to shareholders in 2005, and by EUR 1,836 million due to the share repurchase programs for capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs.
In 2004, stockholders’ equity increased by EUR 2,097 million to EUR 14,860 million. The increase was primarily driven by net income of EUR 2,836 million. This was partly offset by decreases of EUR 242 million related to available-for-sale securities, EUR 43 million in negative currency translation differences and the dividend payment of EUR 460 million.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2005 was 1,201 million (2004: 1,282 million).
96   Philips Annual Report 2005

At the end of 2005, the Group held 43.0 million shares in treasury to cover the future delivery of shares in conjunction with the 69.0 million rights outstanding at year-end 2005 under the Company’s long-term incentive plan and convertible personnel debentures. At year-end 2004 and 2003 respectively, 34.5 and 35.4 million shares were held in treasury against rights outstanding 66.1 and 67.4 million respectively. At the end of 2005, the Company held 71.7 million shares for cancellation. Treasury shares are accounted for as a reduction of stockholders’ equity.
Liquidity position
The fair value of the Company’s listed available-for-sale securities, based on quoted market prices at December 31, 2005, amounted to EUR 113 million, of which EUR 78 million related to JDS Uniphase and EUR 35 million related to D&M Holdings.
Philips’ shareholding in its main listed unconsolidated companies had a fair value of EUR 11,139 million based on quoted market prices at December 31, 2005, and consisted primarily of the Company’s holdings in TSMC, TPV and LG.Philips LCD with values of EUR 6,531 million, EUR 218 million and EUR 4,244 million respectively. The Company has lock-up periods associated with the sale of shares in some of its shareholdings in listed unconsolidated companies. These lock-up periods, with their associated expiry dates, exist for LG.Philips LCD (February 2006), FEI Company (February 2006), TSMC (December 2006) and TPV (September 2008). Furthermore, the LG.Philips LCD shareholders agreement with LG Electronics includes an agreement that both companies will maintain a holding of at least 30% each until July 2007.
Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the USA and in Europe, in any major freely convertible currency. There is a panel of banks, 6 in Europe and 5 in the USA, that support the program. When Philips wants to fund through the commercial paper program, it contacts the panel of banks. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. There are no limitations on Philips’ use of the program, save for market considerations, e.g. that the commercial paper market itself is not open. If this were to be the case, Philips’ USD 2.5 billion committed revolving facility could act as back-up for short-term financing requirements that normally would be satisfied through the commercial paper program. The USD 2.5 billion revolving credit facility does not have a material adverse change clause, has no financial covenants and does not have credit-rating-related acceleration possibilities. As of December 31, 2005, Philips did not have any commercial paper outstanding.
Including the Company’s net cash position, listed available-for-sale securities and listed unconsolidated companies, as well as its USD 2.5 billion revolving credit facility, the Company had access to net available liquidity resources of EUR 14,167 million as of December 31, 2005, compared to EUR 12,624 million one year earlier.
Liquidity position

in millions of euros	2004	2005
Cash and cash equivalents	4,349	5,293

Long-term debt	(3,552)	(3,320)

Short-term debt	(961)	(1,167)

Net debt/cash	(164)	806

Available-for-sale securities at market value	662	113

Main listed unconsolidated companies at market value	10,288	11,139

Net available liquidity	10,786	12,058

Revolving credit facility / CP program 1)	1,838	2,109

Net available liquidity resources	12,624	14,167

1) The revolving credit facility is a back-up for the CP program.
Guarantees and contractual cash obligations
Guarantees
Guarantees issued or modified after December 31, 2002 having characteristics defined in FASB Interpretation No. 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others’ (FIN45), are measured at fair value and recognized on the balance sheet. At the end of 2005, the total fair value of guarantees recognized by the Company was EUR 50 million.
In connection with Philips’ decision not to inject further capital into LG.Philips Displays, guarantees of EUR 42 million related to the debt obligations of LG.Philips Displays have now been fully recognized by the Company on the balance sheet.
Guarantees issued before December 31, 2002 and not modified afterwards, and guarantees issued after December 31, 2002, which do not have characteristics defined in FIN45, remain off-balance sheet.
Philips Annual Report 2005   97
Management discussion and analysis

The following table outlines the total outstanding off-balance sheet credit-related guarantees and other letters of support provided by the Company as support for non-consolidated companies and the total amount of off-balance sheet business-related guarantees provided by the Company as at December 31, 2005. Philips’ policy is to provide only written letters of support. The Company does not stand by other forms of support.
Expiration per period

in millions of euros	total
	amounts	less than 1		after 5
	committed	year	1-5 years	years
2005	569	161	89	319

2004	422	189	92	141
Total outstanding guarantees have risen mainly as a consequence of Philips Medical Systems conducting business in the Private Financing Initiative (PFI) market segment. Business in this segment is characterized by long-term performance-related contracts.
Contractual cash obligations
Presented below is a discussion of the Group’s contractual cash obligations, contingent obligations resulting from guarantees provided, and the capital resources available to fund the cash requirements.
The following table summarizes the Company’s cash obligations at December 31, 2005 in respect of debt and leases:

in millions of euros	payments due by period
		less than	1-3	3-5	after 5
	total	1 year	years	years	years
Long-term debt 1)	3,795	548	1,863	202	1,182

Capital lease obligations 1)	103	30	25	16	32

Short-term debt 1)	589	589	—	—	—

Operating leases 2)	957	171	275	196	315

Total contractual cash obligations	5,444	1,338	2,163	414	1,529

1) Long-term debt, capital lease obligations and short-term debt are included in the Company’s consolidated balance sheet; please refer to notes 25, 26 and 28 of the notes to the consolidated financial statements for additional details.

2) The Company’s operating lease obligations are described in note 28 of the notes to the consolidated financial statements.
The Company has a number of commercial agreements such as supply agreements. Such agreements provide that certain penalties may be charged to the Company if the Company does not fulfi l its commitments.
Additionally, the Company has an agreement with Jabil Circuit, under which it is required to make minimum product purchases of EUR 900 million in 2006.
Philips is of the opinion that it has adequate financial resources to finance working capital needs. Furthermore, the Company has no material commitments for capital expenditures.
The Company sponsors pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit plans. Contributions are made by the Company, as necessary, to provide assets sufficient to meet future benefits payable to plan participants.
The Company expects considerable cash outflows in relation to employee benefits, which are estimated to amount to EUR 1,086 million in 2006 (2005: EUR 445 million) and comprise EUR 931 million employer contributions to defined-benefit pension plans, EUR 76 million employer contributions to defined-contribution plans and EUR 79 million expected cash outflows in relation to unfunded pension plans. The employer contributions to defined-benefit pension plans include an additional expected contribution of approximately GBP 400 million to the defined-benefit plan in the United Kingdom in response to recent regulatory changes. The expected amounts of cash outflows in 2006 and in subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates (for the Netherlands: 4.2%; for other countries: 5.1%), estimations of compensation increases (for the Netherlands until 2008: 2.0%, from 2008 onwards: 1.0%; for the other countries: 3.4%) and returns on pension plan assets (for the Netherlands: 5.7%; for other countries: 6.5%).
98   Philips Annual Report 2005

Acquisitions and divestments
The Company has an active approach to realigning its portfolio of activities. Part of this approach is to actively pursue acquisitions and disposals of activities.
During the year 2005, there were two key acquisitions and seven main disposals. In total, EUR 1.2 billion was paid for acquisitions, whereas more than EUR 3.4 billion was received as a result of disposals.
An overview of the main acquisitions and divestments is given below:
Impact of main acquisitions and divestments in 2005

in millions of euros		Cash
	Recognized	payments/
	gains	receipts
Acquisitions

Stentor	—	(194)

Lumileds	—	(788)

Divestments

Connected Displays (Monitors)	136	—

NAVTEQ	753	932

Atos Origin	185	554

TSMC	460	770

LG.Philips LCD	332	938

Great Nordic	48	67

Philips Pension Competence Center	42	55
Acquisitions
In the medical industry, healthcare IT company Stentor was acquired, a leading provider of picture archiving and communication systems used for storing, managing and distributing digital radiology images throughout hospitals and healthcare facilities. The Company believes that the Stentor acquisition will strengthen the Company’s position in the fast-growing healthcare IT market. Stentor will be incorporated into the Healthcare IT business of the Medical Systems division.
In Lighting, the existing interest in Lumileds Lighting was increased by 47.25% to a controlling ownership of 96.5%, with the remaining 3.5% still owned by an employee trust company. The Lumileds acquisition will further strengthen the Company’s position in the fast-growing solid-state lighting market, opening up a range of new LED applications.
Divestments
In CE, the Company sold and transferred certain activities within its monitors and entry-level flat TV business to TPV. The deal with TPV resulted in a EUR 136 million gain.
In the course of 2005, the Company further reduced its stakes in financial holdings. The sale of its 37.1% remaining stake in NAVTEQ provided the Company with gross proceeds of EUR 932 million and a non-taxable gain of EUR 753 million. Also, the sale of the remaining Atos Origin shares led to a gain of EUR 185 million and proceeds of EUR 554 million.
The sale of a 2.6% stake in TSMC led to a gain of EUR 460 million and proceeds of EUR 770 million. The sale of LG.Philips LCD shares resulted in a gain of EUR 332 million with proceeds of EUR 938 million. The 3.1% remaining stake in Great Nordic that was sold during 2005 provided the Company with proceeds of EUR 67 million and a non-taxable gain of EUR 48 million.
Furthermore, Philips’ pension asset management function and pension administration were divested in 2005.
In 2004, the main acquisitions were Philips-Neusoft Medical Systems and Gemini Industries, and the main divestments related to the sale of shares of Atos Origin and NAVTEQ. In 2003, the main investment was in a participating interest in InterTrust Technologies, whereas a stake of 2.4% in TSMC was sold.
For further details about acquisitions and divestments, see note 2 to the consolidated financial statements in this Annual Report.
Philips Annual Report 2005 99

Restructuring and impairment charges
During 2005, a net charge of EUR 149 million was recorded in EBIT for restructuring and asset impairments.

in millions of euros	2004}		2005
		estimated		estimated
		annualized		annualized
		future		future
	charges	savings	charges	savings
Restructuring:
Medical Systems	3	—	2	2
DAP	8	5	4	3
Consumer
Electronics	140	105	67	15
Lighting	35	20	35	30
Semiconductors	41	25	10	15
Other Activities	35	25	26	20

Release of excess
provisions	(27)	—	(12)	—

Total restructuring	235	180	132	85

Asset impairment:
Lighting	30		—
Semiconductors	—		2
Other Activities	23		15

Total asset impairment	53		17

Goodwill impairment:
Medical Systems	590		—
Semiconductors	4		—
Other Activities	2		—

Total goodwill impairment	596		—

Total restructuring and impairment	884		149
The most significant new projects in 2005 were:
•	within CE, the closing of the Audio/Video Innovation Center and the restructuring of the Mobile Infotainment business;

•	within Lighting, ongoing rationalization in Lamps through downsizing of capacity and transfer to low-wage countries;

•	Semiconductors’ efforts to achieve ongoing reduction of excess capacity, overhead and research and development costs in Europe;

•	within Other Activities, the restructuring and impairment of a number of activities in preparation for their disentanglement or divestment.
The Company’s remaining restructuring projects in 2005 covered a number of smaller projects.
The Company performed the annual goodwill impairment tests, resulting in zero charge to EBIT.
Restructuring and impairment charges in 2004 amounted to EUR 884 million, consisting of gross charges totaling EUR 911 million, partly offset by releases of EUR 27 million. The Company recorded EUR 590 million impairment charges for MedQuist. New projects in 2004 were in CE, where the research and development and production of the Creative Display Solutions front-projection activity were discontinued together with the engine activities of LCoS. Furthermore, within Other Activities, the panel activities of LCoS were stopped, while within Semiconductors, a further reduction of excess capacity, overhead and research and development costs in Europe was realized. Within Lighting, further rationalization took place in Lamps and Luminaires through the downsizing of capacity. The remaining restructuring projects in 2004 for the Philips Group covered a number of smaller projects, all relating to lay-offs.
Restructuring and impairment charges in 2003 amounted to EUR 551 million, consisting of additions totaling EUR 486 million, which were partly offset by releases of EUR 83 million, and goodwill impairment charges of EUR 148 million. The most significant restructuring projects were in Semiconductors, CE, Lighting and Other Activities.
For further details of restructuring charges, see note 4 to the consolidated financial statements in this Annual Report.
100   Philips Annual Report

Risk management
In the following sections, an overview of Philips’ approach to risk management and business control is given, followed by a description of the nature and the extent of its exposure to risks. Philips recognizes different risk categories, namely Strategic business risks, Market/ Business-environment risks, Operational risks, Financial risks, and Compliance and financial reporting risks. These are further described on page 103 to 106 of this Annual Report. The risk overview provided is not exhaustive. Some risks not yet known to Philips or currently believed not to be material could later turn out to have a major impact on Philips’ businesses, revenues, income, assets, liquidity or capital resources.
The risk factors should be considered in connection with any forward-looking statements.
Our approach to risk management and business control
Risk management forms an integral part of business management. The Company’s risk and control policy is designed to provide reasonable assurance that strategic objectives are met by integrating management control over the Company’s operations, by ensuring compliance with legal requirements and by safeguarding the integrity of the Company’s financial reporting and its related disclosures. It makes management responsible for identifying the critical business risks and for the implementation of fit-for-purpose risk responses. Philips’ risk management approach is embedded in the areas of corporate governance, Philips General Business Principles and Philips Business Control Framework and in the actual periodic business planning and review cycles.
Corporate governance
Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, amongst other things, solid internal controls and high ethical standards. Risk management is a well-established part of Philips’ corporate governance model.
The quality of the Company’s systems of business controls and the findings of internal and external audits are reported to and discussed in the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audit. Audit committees at division, business and regional levels meet on a regular basis to address weaknesses in the business control infrastructure as reported by the auditors or from self-assessments, and to take corrective action where necessary. These audit committees are also involved in determining the desired company-wide internal audit coverage. An in-depth description of Philips’ corporate governance model can be found in the chapter Corporate governance that begins on page 218 of this Annual Report.
Philips General Business Principles
The Philips General Business Principles (GBP) govern the Company’s business decisions and actions throughout the world, applying equally to corporate actions as well as the behavior of individual employees when on company business. They incorporate the fundamental principles within Philips for doing business. The intention of the GBP is to ensure compliance with laws and regulations, as well as with the Company’s norms and values.
The GBP has been translated into most of the local languages and is an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests principally with the management of each business. Every country organization and each main production site has a Compliance Officer. Confirmation of compliance with the GBP is an integral part of the Annual Statement on Business Controls that has to be issued by the
Philips Annual Report 2005   101

Management discussion and analysis
management of each organizational unit. The GBP incorporates a whistleblower policy, standardized complaint reporting and a formal escalation procedure. In 2005 a framework was developed for the registration and reporting of GBP violations in the area of supply management.
To standardize the use of guaranteed-anonymity hotlines, Philips decided to implement a One Philips Ethics Line throughout the world in 2005. Phase one of the implementation (a pilot at Philips Medical Systems worldwide) was completed in August 2005; the global roll-out is scheduled for completion in 2006.
To drive the practical deployment of the GBP, a set of directives has been published, including a Supply Management Code of Ethics and a Financial Code of Ethics. To ensure compliance with the highest standards of transparency and accountability by all employees performing important financial functions, the Financial Code of Ethics contains, amongst other things, standards to promote honest and ethical conduct, and full, accurate and timely disclosure procedures to avoid conflicts of interest. The Company did not grant any waivers of the Financial Code of Ethics in 2005.
Philips Business Control Framework
The Philips Business Control Framework (BCF), derived from the leading Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework on internal control, sets the standard for risk management and business control in the Company. The objectives of the BCF are to maintain integrated management control of the Company’s operations, to ensure integrity of the financial reporting and business processes, as well as compliance with laws and regulations. With respect to financial reporting, a structured quarterly self-assessment and monitoring process is in place company-wide to assess, document, review and monitor compliance with the Company’s standard on internal control over financial reporting. These controls are the cornerstone of the internal process that allows the management of the Company to attest to the reliability of the financial information of the Company, the safeguarding of its assets and the timeliness and completeness of its disclosures.
The Company reviewed and further strengthened the fundamentals of its BCF over the last years. The first of these developments is the drive to harmonize enterprise resource planning systems, with SAP as the leading standard, enabling Philips to replace time-consuming manual controls with embedded, automated controls. As a result, the Company introduced a program to systematically certify the critical IT systems against the Internal Control Standard (ICS). Furthermore, the BCF was extended to cover the requirements of section 302 of the Sarbanes-Oxley Act. This act requires, amongst other things, that companies should assess and review their internal controls of financial reporting more frequently, systematically document their findings and personally involve management in the monitoring process.
As part of BCF the Company rolled out a global ICS on financial reporting to support management in a quarterly cycle of assessment and monitoring, enhancing transparency of its control environment. ICS has been deployed in all main reporting units, where business process owners perform an extensive number of controls each quarter. An extensive training program supported this roll-out. In 2005 focused training programs and workshops were organized to deploy relevant new developments in ICS throughout the Company.
Systematic monitoring is in place to enable the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) to review and report on the effectiveness of risk management and business controls. Each quarter, division management and functional management at Group level involved in the external reporting process issue a formal certification statement to confirm the adequacy of the design and effectiveness of disclosure controls and internal controls over financial reporting, which is subject to review by the Board of Management. Annually, as part of the Annual Report process, management accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by each business unit, resulting, via a cascade process, in a statement by each division. The Statements on Business Controls and Letters of Representation are subject to review by the Board of Management.
As a foreign registrant, Philips has to comply with section 404 of the Sarbanes-Oxley Act by the end of 2006. For this purpose Philips has adopted a top-down, risk-based approach, for which significant additional resources are being deployed.
102   Philips Annual Report 2005

Risk categories
Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process encourages management to take risks in a controlled manner. The Company has a structured risk management process in place that recognizes different risk categories at strategic, market/business environment, operational, financial and compliance level.
Within Strategic business risks Philips covers areas that influence the company’s strategic opportunities and threats. Areas such as capabilities and longer-term value creation are covered in the form of, for example, risks related to technological innovation, differentiation and alliances. Philips separates strategic risks into auditable risk activities. The Market/Business environment risks cover the effect that changes in the market may have on Philips. Risks related to areas such as economic and political development and power concentration are likely to affect all market participants in a similar manner. Philips’ center of attention is to identify potential issues as early as possible and to alert management through peer and industry monitoring. Operational risks include adverse unexpected development resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are product creation and supply chain management). Within the area of Financial risks Philips indentifies risks related to Legal, Treasury, Pensions and Fiscal. Compliance and financial reporting risks cover unanticipated failures to enact appropriate policies and procedures and risks that could negatively impact Philips’ reliability of reporting, correctness of disclosures, and safeguarding of assets.
Strategic business risks
Identification of new sources of differentiation, and identification and successful integration of new acquisitions are important to realize Philips’ profitable growth ambitions. Some of Philips’ operational divisions face industry trends towards diminishing opportunities to differentiate on the basis of technical performance. These trends are fueling the emergence of new low-cost Asian players in the market. This development makes the identification of new sources of differentiation for these operating divisions increasingly important. Moreover, to realize the growth ambitions within certain operating divisions, further acquisitions will be required. Such acquisitions could expose Philips to integration risks.
Philips’ success is dependent on technological innovation and its ability to secure and retain intellectual property rights for its products.
Philips’ longer-term success depends on technological innovation, meeting global standards and its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio results from an extensive patenting process that could be influenced by innovation, strategic alliances, outsourced development and changes in regulations. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. Philips risks losing revenues if it is not able to generate new licenses or to enforce its IP entitlements.
Philips faces the challenge to secure short-term profitability while simultaneously investing in long-term growth strategies.
The markets in which we operate are characterized by increased competition from emerging players, with a possible concentration of companies from emerging markets and leakage of technology competencies, despite increased activity to secure IP protection. In order to mitigate these risks and be able to maintain short-and medium-term profitability, Philips needs to successfully grow in new areas and actively participate in the innovation community in emerging markets. A failure in one of the key drivers could hamper the ability to attract and commit partners in consumables. If Philips is unable to adjust competencies and capabilities in order to pursue a more dynamic business model, its long-term results could suffer.
Philips’ use of strategic alliances may result in conflicts of interest, loss of control over investments and loss of control over proprietary technologies.
Philips operates in high-tech markets with rapid technological development, which requires the Company to make large financial investments. Philips continues to utilize partnerships in order to share the risks associated with large investments and to access technologies that enable innovation, etc. These partnerships take the form of minority shareholdings, joint ventures and majority shareholdings. Managing the growing number of strategic alliances, and in particular bridging the international, legal and cultural differences, is a risk in itself. In addition, Philips may face an increased risk related to the supply of essential components and also conflicts of interest, loss of control over cash flows and loss of proprietary technologies by participating in ventures.
Philips Annual Report 2005   103

Management discussion and analysis
Philips’ investments in the “sense and simplicity” media campaign, with a focus on simplifying the interaction with its customers, translating awareness into preference and improving its international brand recognition, could have less impact than projected.
Philips has made great investments in the reshaping of the Group into a more market-driven company focusing on delivering advanced and easy-to-use products and easy relationships with Philips for its customers. The brand promise of “sense and simplicity” is important for both external and internal development. If Philips fails to deliver on its “sense and simplicity” concept, growth opportunities may be hampered.
Market/Business environment risks
As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world, which could adversely impact its revenues and income.
The business environment is influenced by economic and political uncertainties, which continue to affect the global economy and the international capital markets. Economic and political developments could have a material adverse effect on Philips’ operating results.
Philips’ overall performance in the coming years is strongly dependent on realizing its growth ambitions in Asia. Besides representing a vital consumer market, Asia is also an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from both local Asian companies as well as other global players for market share in Asia. Philips must leverage the investment in its global brand positioning in the Asian markets to build greater consumer preference.
Philips is dependent on a decreasing number of business partners
Further globalization and concentration of its customer and supply base makes Philips increasingly dependent on a smaller number of business partners, posing challenges to existing management and control structures in many of its businesses.
Philips is increasing its exposure to markets with a higher complexity, and is facing continued competition. Different markets face different complexities. The Company’s divisions are operating in a variety of markets. Philips continually faces competitive challenges such as the cyclical nature of certain sectors (especially Semiconductors), rapid technological change, evolving standards, shortening product life cycles and price erosion. Lighting’s entry into dynamic semiconductor- and consumer-related markets makes it more vulnerable to volatility.
Philips’ global presence exposes the Company to regional and local regulatory rules, which may interfere with the realization of business opportunities and investments in the countries in which the Company operates.
Philips has established subsidiaries in over 60 countries. The subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may limit the realization of business opportunities or impair local Philips investment. An increased focus on medical and health care increases the exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great importance, and the dependency on the funding available for healthcare systems.
Operational risks
Improvement in Philips’ product creation process and increased speed in innovation-to-market is important to realize Philips’ profitable growth ambitions.
Further improvements in Philips’ product creation process, ensuring timely delivery of new products at lower cost and upgrading of customer service levels to create sustainable competitive advantages, are important in realizing the profitable growth ambitions. The emergence of new low-cost players, particularly in Asia, further underlines the importance of improvements in the product creation process. In addition, in order to gain market share and maintain its competitive position, Philips needs to achieve increased speed in innovation-to-market processes, ensuring that consumer insights are fully captured and translated into product creations.
If Philips is unable to ensure effective supply chain management, the Company may be unable to sustain its competitive position in its markets.
The businesses in which Philips is engaged are intensely competitive. Initiatives to reduce assets through outsourcing will require increased management focus with respect to
104   Philips Annual Report 2005

the supply base. The realization of a world-class performance in supply chain management, especially through alignment at Philips level on the sourcing of non-product-related, electrical and mechanical components and supplier reduction, is critical to success in the businesses concerned and is likely to increase reliance on outsourcing.
Because Philips is dependent on its personnel for leadership and specialized skills, the loss of its ability to attract and retain such personnel would have an adverse affect on its business. The retention of highly specialized technical personnel, as well as talented employees in sales and marketing, research and development, finance and general management, is critical to the success of the Company.
The retention of highly specialized technical personnel, as well as talented employees in sales and marketing, research and development, finance and general management, is critical to the success of the Company.
IT outsourcing strategy could result in short-term complexities. Moreover, complications during the implementation of a new IT application could challenge management.
Philips is engaged in a continuous drive to create a more cost-effective IT organization. One of the major initiatives is the consolidation of IT in shared service organizations. The IT service portfolio is being optimized to provide the maximum benefits of outsourcing and off-shoring and also an optimum balance between what is common and what is business-specific. The risk of the outsourcing strategy is to maintain end-to-end responsibility in a model where various third-party suppliers are required to achieve the most cost-effective solutions. This added complexity of the service provision also poses a risk to the achievement of minimum cost levels in time. In addition, unexpected development in the implementation of new IT applications could challenge management and have an adverse impact on operational performance.
Warranty and product liability claims against Philips could cause Philips to incur significant costs and affect Philips’ results as well as its reputation and relationships with key customers.
Philips is from time to time subject to warranty and product liability claims with regard to product performance. Philips could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses from claims and related legal proceedings, product liability claims could affect Philips’ reputation and its relationships with key customers, both customers for end products and customers that use Philips’ products in their production process. As a result, product liability claims could impact Philips’ financial results.
Financial risks
Philips is exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, equity price risk, commodity price risk, credit risk, country risk and other insurable risks which may impact Philips’ results. Philips is a global company and as a direct result the financial results of the Group may be impacted through currency fluctuations. Its global presence also exposes the Company to country risk whereby changes in government regulations or unfavorable political developments could have a direct financial impact in countries where Philips subsidiaries are based or conduct business. Furthermore, Philips is exposed to other movements in the financial markets in the form of interest rate risk, commodity price risk and also equity price risk as Philips holds minority stakes in a number of quoted participations where market value currently exceeds the equity investment reported in the financial statements. A decline in the market value of these investments could result in a future impairment. For further analysis, please refer to the section Details of financial risks presented on the pages hereafter.
Philips has defined-benefit pension plans in a number of countries. The cost of maintaining these plans is influenced by fluctuating macro-economic and demographic developments, creating volatility in Philips’ results. The majority of employees in Europe and North America are covered by these plans. The accounting for defined-benefit pension plans requires management to make assumptions regarding variables such as discount rate, rate of compensation increase and expected return on plan assets. Changes in these assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension costs. A negative performance of the capital markets could have a material impact on pension expenses and on the value of certain financial assets of the Company. For further analysis of pension-related exposure to changes in financial markets, please refer to the section Details of financial risks presented on the pages hereafter, and for quantitative and qualitative disclosure of pensions, please refer to note 22 to the consolidated financial statements.
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Management discussion and analysis
Philips is exposed to a number of different tax risks, which could have a significant impact on local tax results.
Philips is exposed to a number of different tax risks, which amongst others could result in double taxation, penalties and interest payments. These tax risks include transfer pricing risks on internal deliveries of goods and services (including benefit tests and requirements to prove the arm’s length character of internal transactions), due to General Service Agreements (GSA), tax risks related to disentanglements and acquisitions, tax risks related to the use of tax credits and to permanent establishments, and tax risks due to losses carried forward. Those risks may have a significant impact on local tax results. For further details, please refer to the section Details of financial risks presented on the pages hereafter.
Legal proceedings covering a range of matters are pending in various jurisdictions against the Company and its subsidiaries. Due to the uncertainty inherent in litigation, it is diffi cult to predict the final outcome. An adverse outcome might impact Philips’ results.
The Company, including a certain number of its subsidiaries, is involved in litigation relating to such matters as competition issues, commercial transactions, product liability (involving allegations of personal injury from alleged asbestos exposure), participations and environmental pollution. Although the final outcome of matters in litigation cannot be determined due to a number of variables, the Company’s financial position and results of operations could be affected by an adverse outcome. Please refer to note 29 to the consolidated financial statements for additional disclosure relating to specific litigation matters.
MedQuist, a consolidated entity in which Philips holds 70.1% of the common stock, is involved in several litigation matters, including putative class action proceedings, in connection with its past billing practices and related matters. It is also the subject of an ongoing investigation by the US Securities and Exchange Commission relating to these practices and has received a subpoena from the US Department of Justice relating to these practices and other matters. The putative class action litigation matters pending against MedQuist are not yet resolved. For further information, please refer to the section Other information on page 117 to 119.
Compliance and financial reporting risks
Reliability of reporting, correctness of disclosures and safeguarding of assets
The reliability of reporting is important in assuring management of top-quality data for steering the businesses and for managing both top-line and bottom-line growth. Philips makes a great effort to continuously improve control procedures and to educate professionals in key financial positions. Flaws in control systems could adversely affect the financial results and hamper expected growth. The correctness of disclosures provides investors and other market professionals with significant information for a better understanding of Philips’ businesses. Imperfections in the disclosures could create uncertainty regarding the reliability of the data presented. Compliance procedures are adopted by management to ensure that the resource use is consistent with laws, regulations and policies and that resources are safeguarded against waste, loss and misuse. Ineffective compliance procedures relating to the safeguarding of assets could have an undesirable effect on the income generation process.
Should unforeseen events complicate the processes towards Sarbanes-Oxley section 404 compliance, this could challenge management.
By the end of 2006, Philips expects to comply with section 404 of the Sarbanes-Oxley Act. Unforeseen setbacks in this process could pose additional challenges to management to ensure timely completion.
Details of financial risks
This section provides further details of the financial risks, which are categorized along the lines of the corporate processes.
Treasury
Philips is, as mentioned before, exposed to several types of financial risk. This section will further analyze financial risks that relate to treasury activities. The Company does not purchase or hold financial derivative instruments for speculative purposes.
Currency risk
Currency fluctuations may impact Philips’ financial results. The Company has a limited structural currency mismatch between costs and revenues, as a proportion of its production, administration and research and development
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costs is denominated in euros, while a proportion of its revenues is denominated in US dollars. Consequently, fluctuations in the exchange rate of the US dollar against the euro can have an impact on Philips’ financial results. In particular, a relatively weak US dollar during any reporting period will reduce Philips’ income from operations, while a stronger US dollar will improve it.
The Company is exposed to currency risk in the following areas:
•	transaction exposures, such as forecasted sales and purchases and receivables/payables resulting from such transactions;

•	translation exposure of net income in foreign entities;

•	translation exposure of investments in foreign entities;

•	exposure of non-functional-currency-denominated debt;

•	exposure of non-functional-currency-denominated equity investments.
It is Philips’ policy that significant transaction exposures are hedged by the businesses. Accordingly, all businesses are required to identify and measure their exposures from material transactions denominated in currencies other than their own functional currency. The Philips policy generally requires committed foreign currency exposures to be fully hedged using forwards. Anticipated transactions are hedged using forwards or options or a combination thereof. The policy for the hedging of anticipated exposures specifies the use of forwards/options. The hedge tenor varies per business and is a function of the ability to forecast cashflows and the way in which the businesses can adapt to changed levels of foreign exchange rates, as a result hedging activities may not eliminate all currency risks for these transaction exposures. Generally, the maximum tenor of these hedges is less than 18 months.
The following table outlines the estimated nominal value in millions of euros for transaction exposure and related hedges for the most significant currency exposures within the Company as of December 31, 2005:
Estimated transaction exposure and related hedges

			maturity over 60
	maturity 0-60 days		days
in millions of euros	exposure	hedges	exposure	hedges
Hedges of receivables

USD vs EUR	822	(775)	4,402	(1,744)
JPY vs EUR	48	(40)	171	(118)
GBP vs EUR	84	(84)	97	(64)
EUR vs USD	122	(105)	234	(146)

Hedges of payables
USD vs EUR	(933)	878	(3,245)	1,201
JPY vs EUR	(30)	29	(60)	39
EUR vs USD	(106)	98	(28)	18
EUR vs GBP	(32)	30	(119)	95

The first currency displayed is the exposure that is being hedged followed by the functional currency of the hedging entity. Due to their high correlation the US dollar and Hong Kong dollar have been grouped within the table and are referred to as USD.
The Company does not hedge the translation exposure of net income in foreign entities.
Translation exposure of equity invested in consolidated foreign entities financed by equity is partially hedged. If a hedge is entered into, it is accounted for as a net investment hedge.
Intercompany loans by the Company to its subsidiaries are generally provided in the functional currency of the borrowing entity. The currency of the Company’s external funding is matched with the required financing of subsidiaries either directly by external foreign currency loans, or by using foreign exchange swaps. In this way the translation exposure of investments in foreign entities financed by debt is hedged.
Philips does not currently hedge the foreign exchange exposure arising from unconsolidated equity investments.
The Company uses foreign exchange derivatives to manage its currency risk. The inherent risk related to the use of these derivatives is outlined below. Due to their high correlation the US dollar and Hong Kong dollar have been grouped within the following analysis and are referred to as USD.
The US dollar and Taiwanese dollar account for a high percentage of the Company’s foreign exchange derivatives.
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Management discussion and analysis
Apart from that, the Company also has significant derivatives outstanding related to the pound sterling. An instantaneous 10% increase in the value of the euro against the US dollar, Taiwanese dollar and pound sterling and an instantaneous 10% increase in the value of the US dollar against the Taiwanese dollar, from their levels at December 31, 2005, with all other variables held constant, would result in the following estimated increases in the fair value of the Company’s financial derivatives.

	EUR	EUR	EUR	USD
	vs	vs	vs	vs
	USD	GBP	TWD	TWD
Derivatives related to transactions	40	25	—	7
Derivatives related to translation exposure in foreign entities financed by debt	168	—	—	—
Derivatives related to translation exposure in foreign entities financed by equity	68	—	222	—
Derivatives related to external debt/cash	—	—	—	(222)

Total	276	25	222	(215)
In December 2005 Royal Philips Electronics purchased the remaining shares in TSMC held by a Taiwanese Philips subsidiary. This led to a significant holding of US dollars by this Taiwanese subsidiary. The cash was hedged to the functional currency of the Taiwanese group company (Taiwanese dollars). The Taiwanese dollar hedge against the euro relates to an undistributed dividend from this Taiwanese subsidiary and is accounted for by the Company as a net investment hedge.
The largest impact of a 10% change in the value of the euro against other individual currencies is for the Japanese yen which has an impact of less than EUR 15 million on the value of derivatives.
The derivatives related to transactions are, for hedge accounting purposes, split into hedges of accounts receivable/ payable and forecasted sales and purchases. Changes in the value of foreign currency accounts receivable/payable as well as the changes in the fair value of the hedges of accounts receivable/payable are reported in the income statement under cost of sales. Forecasted transactions are not recorded in the accounts of the Company. Therefore the hedges related to these forecasted transactions are recorded as cash flow hedges. The results from such hedges are deferred in equity. Currently, a loss of EUR 45 million before taxes is deferred in equity as a result of these hedges. The result deferred in equity will mostly be released to income from operations within the income statement in 2006 at the time when the related hedged transactions affect the income statement.
The change in fair value of the hedges of transactions in the case of a 10% appreciation in the euro versus the US dollar and the pound sterling can be further broken down as follows:

sensitivity to a 10% increase in the	maturity 0-12	maturity > 12
euro versus the US dollar	months	months
Change in fair value of forwards	20	16
Change in fair value of options	4	—

sensitivity to a 10% increase in the	maturity 0-12	maturity > 12
euro versus the pound sterling	months	months
Change in fair value of forwards	25	—
During 2005 a net loss of less than EUR 1 million was recorded in the income statement as a result of ineffectiveness of transaction hedges.
Changes in the fair value of hedges related to translation exposure of investments in foreign entities financed by debt are recognized in the income statement. The changes in the fair value of these hedges related to foreign exchange movements are offset in the income statement by changes in the fair value of the hedged items.
The Company recorded a loss of EUR 164 million in other comprehensive income under currency translation differences as a result of net investment hedges of investments in foreign subsidiaries. A loss of EUR 1 million was recognized in the income statement as a result of ineffectiveness of these hedges.
Interest rate risk
At year-end 2005, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 69%, compared to 71% one year earlier. At year-end, the Company held EUR 5,293 million in cash and short-term deposits, and EUR 1,390 million of floating debt. The Company partially hedges the interest-rate risk inherent in the external debt. As of year-end 2005, the Company
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had three USD interest rate swaps outstanding, on which the Company pays fixed interest on the equivalent of EUR 145 million. The results on these interest rate swaps are recognized in the income statement.
Certain past interest rate hedges related to bonds were unwound during 2004. The fair value adjustments to the bonds is amortized to the income statement based on the recalculated effective yield. In 2005, a gain of EUR 5 million was released to the income statement. No results were released to the income statement as a result of ineffectiveness of interest rate hedges in 2005.
As of December 31, 2005, the majority of debt consisted of bonds. Of the EUR 3,320 million of long-term debt, 7% consisted of bonds with a so-called ‘embedded put’ feature, which allows the investor to ask for redemption of the bonds within a specific one-month period prior to the redemption date specified within the option.
A sensitivity analysis shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2005, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 131 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 131 million.
If interest rates were to increase instantaneously by 1% from their level of December 31, 2005, with all other variables held constant, the net interest expense would decrease by approximately EUR 39 million in 2006 due to the significant cash position of the Company. This impact is based on the outstanding position at December 31, 2005.
Liquidity risk
The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, the Company’s borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the Company including EUR 5,293 million in cash and short-term deposits, a USD 2,500 million Commercial Paper Program and a USD 2,500 million committed revolving facility that acts as back-up for short-term financing requirements that would normally be satisfied through the Commercial Paper Program and EUR 11,218 million of investments in its main available-for-sale securities and unconsolidated listed companies at market value per 31 December 2005. The Company has lock-up periods associated to the sale of shares in some of its shareholdings in listed unconsolidated companies. These lock-up periods, with their associated expiry dates, exist for LG.Philips LCD (February 2006), FEI (February 2006), TSMC (December 2006) and TPV (September 2008). Furthermore, within the LG.Philips LCD shareholders agreement with LG Electronics, there is an agreement that both companies will maintain a holding of at least 30% each until July 2007.
Equity price risk
Philips is a shareholder in several publicly listed companies such as TSMC, LG.Philips LCD, FEI, TPV and JDS Uniphase. Philips also holds options on the shares of TPV and Nuance within convertible bonds issued to Philips by these companies. As a result, Philips is exposed to equity price risk through movements in the share prices of these companies. The aggregate equity price exposure of these investments, excluding the options with the convertible bonds, amounted to approximately EUR 11,218 million at year-end 2005 (2004: EUR 10,950 million including shares that were sold during 2005). Philips does not hold derivatives in its own stock, or in the above mentioned listed companies except for the embedded derivatives in the convertible bonds as mentioned.
Commodity price risk
The Company is a purchaser of certain base metals (such as copper), precious metals and energy. The Company hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that the Company enters into are concluded as cash flow hedges to offset forecasted purchases. A 10% increase in the market price of all commodities would increase the fair value of the derivatives by less than EUR 1 million.
Credit risk
Credit risk represents the loss that would be recognized at the reporting date if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within the trade receivables of the Company, but as of December 31, 2005 there are no individual customers with significant outstanding receivables. To reduce exposure to credit risk, the Company performs ongoing credit evaluations of the financial condition of its customers and adjusts payment terms and credit limits when appropriate.
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Management discussion and analysis
The Company invests available cash and cash equivalents with various financial institutions and is exposed to credit risk with these counterparties. The Company is also exposed to credit risks in the event of non-performance by counterparties with respect to financial derivative instruments.
The Company actively manages concentration risk and on a daily basis measures the potential loss under certain stress scenarios, should a financial counterparty default. These worst-case scenario losses are monitored and limited by the Company. As of December 31, 2005 the Company had credit risk exceeding EUR 25 million to the following number of counterparties:

	25-100	100-500	>500
credit risk in EUR	million	million	million
AAA-rated bank counterparties	—	1	—
AAA-rated money market funds	1	1	—
AA-rated bank counterparties	2	4	1
A-rated bank counterparties	—	—	—
Non-rated money market funds	—	1	—
Lower-rated bank counterparties in China	3	—	—
The Company does not enter into any financial derivative instruments to protect against default by financial counterparties. However, where possible the Company requires all financial counterparties with whom it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading and, whenever possible, to have a strong credit rating from Standard & Poor’s and Moody’s Investor Services. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings.
Country risk
The Company is exposed to country risk by the very nature of running a global business. The country risk per country is defined as the sum of equity of all subsidiaries and associated companies in country cross-border transactions, such as intercompany loans, guarantees (unless country risk is explicitly excluded in the guarantee), accounts receivable from third parties and intercompany accounts receivable. The country risk is monitored on a regular basis.
As of December 31, 2005 the Company had country risk exposure exceeding EUR 1 billion in each of the following countries: Belgium, China (including Hong Kong), Taiwan, the Netherlands and the United States. Countries where the risk exceeded EUR 200 million included Austria, France, Germany, Italy, Japan, Philippines, Poland, Singapore and the United Kingdom.
The degree of risk of a country is taken into account when new investments are considered. The Company does not, however,enter into financial derivative instruments to hedge country risk.
Other insurable risks
The Philips Group is covered for a range of different kinds of losses by global insurance policies in the areas of: property damage, business interruption, general and products liability, transport, directors and officers liability, employment practice liability, criminal liability, and aviation products liability.
To lower exposures and to avoid potential losses, Philips has a worldwide Risk Engineering program in place. The main focus in this program is on the property damage and business interruption risks, which also include interdependencies. Sites of Philips, but also a limited number of sites of key suppliers, are inspected on a regular basis by the Risk Engineering personnel of the insurer. Inspections are carried out against predefined Risk Engineering standards which are agreed between Philips and the Insurers. Recommendations are made in a Risk Management report and are reviewed centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented. For all policies, deductibles are in place which vary from EUR 45,000 to EUR 500,000 per occurrence and this variance is designed to differentiate between the existing risk categories within the Philips Group. Above this first layer of working deductibles, Philips has a re-insurance captive, which retains for the property damage and business interruption losses EUR 10 million per occurrence and EUR 30 million in the aggregate per year.
Fair value measurement
The company calculates the fair value of derivatives and sensitivities based on observed liquid market quotations. Where the instrument is not directly observable the valuation techniques used are qualified and benchmarked regularly with industry. Values are based on mid-market
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quotations. Given the large liquidity of the derivative instruments used, the unwind prices are not significantly different from the quoted figures.
Pensions
This section further analyzes the pension exposure and possible risks thereof.
Pension-related exposure to changes in financial markets With pension obligations in more than 40 countries, the Company has devoted considerable attention and resources to ensuring disclosure, awareness and control of the resulting exposures.
Depending on the investment policies of the respective pension funds, the value of pension assets compared to the related pension liabilities and the composition of such assets, developments in financial markets may have a significant effect on the funded status of the Company’s pension plans and their related cost. To monitor the corresponding risk exposure, a Global Risk Reward Model for pensions has been developed. The model, which covers approximately 95% of total pension liabilities and contains separate modules for the Netherlands, the UK, the US and Germany, allows estimates of the sensitivities to changes in interest rates and equity market valuations.
The bar charts in the sections below show the estimated sensitivities to interest rates and equity market valuations for the Netherlands, the UK, the US and Germany, on aggregate, based upon the assets, liabilities, discount rates and asset allocations as of December 31, 2005. They show how much the aggregate funded status and additional minimum liability would have differed from what they actually were, if interest rates or equity valuations had been lower or higher, and to what extent net periodic pension cost (NPPC) for 2006 would have been affected. All results are shown as a percentage of total projected benefit obligations (PBO) as of December 31, 2005 (amounting to EUR 21.1 billion) or total NPPC for 2006 (estimated to be EUR 186 million). NPPC 2006 has been estimated excluding the effects of the additional funding in the United Kingdom of GBP 400 million. The interest rate sensitivities have been estimated on the assumption that interest rates and discount rates change simultaneously. The estimated sensitivities do not reflect the correlation, if any, between changes in interest rates and equity market valuations.
Aside from the sensitivities for 2005, the charts also show the comparable sensitivities for 2004. As plan rules and investment policies have not changed much, the differences between the sensitivities for 2005 and 2004 are largely attributable to the increases in PBO and plan assets, the declines in interest rates, the consequent lowering of discount rates and the strengthening of the US and UK currencies against the euro.
Funded status
A change in interest rates affects the values of both assets and liabilities, whereas changes in equity valuations affect asset values only. Generally speaking, the interest rate sensitivity of the liabilities tends to be significantly greater than the sensitivity of pension assets. Consequently, decreases in interest rates tend to have detrimental effects on the funded status of a plan.
The sensitivity of the funded status of the Dutch plan to interest rates and equity valuations is small compared to that for the other plans. However, due to its relative size (61% of the total PBO), it contributes more to the aggregate sensitivity than other plans.
Sensitivity of the funded status to simultaneous changes in interest rates and discount rates
With most of the liabilities unfunded and most of the relevant assets invested in fi xed income instruments, the German and UK plans have the lowest sensitivities to equity valuations. Because a large part of the US pension plan assets is invested in equities, the US plans have the highest equity risk. As with the sensitivity to interest rates, however, the sensitivity of the overall funded status is still dominated by the equity exposure in the Netherlands. Again, this is attributable to the size of the Dutch plan compared to that of the pension plans in other countries.
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Management discussion and analysis
Sensitivity of the funded status to changes in equity valuations
Additional minimum liability
The sensitivity of the additional minimum liability (AML) to interest rates and equity valuations is generally similar to their effects on the funded status. However, the Netherlands had no AML in either 2004 or 2005 and none of the changes in interest rates and equity prices included in the bar charts below would have caused an AML in the Netherlands. Consequently, the sensitivity of the overall AML to changes in interest rates and equity valuations is smaller than the comparable sensitivity of the funded status. It is basically a reflection of the sensitivities for the US, the UK and Germany, where the majority of the plans already had an AML for both 2004 and 2005.
Sensitivity of the additional minimum liability to simultaneous changes in interest rates and discount rates
Sensitivity of additional minimum liability to changes in equity valuations
Net periodic pension cost
On an aggregate level, a decline (increase) in interest rates leads to an increase (decline) in net periodic pension cost (NPPC)*. This is attributable to the plans outside of the Netherlands. For the Dutch plan, a decline (increase) in interest rates leads to a decline (increase) in NPPC, as the net effect of the resulting changes in service costs, interest costs and amortizations is more than offset by changes in the expected return on assets. This reflects the fund’s relatively sound funding situation and its higher concentration of fixed income investments as well as the relatively long duration of those investments.
The interest rate sensitivity of NPPC has been affected by several changes. First, as it is expressed as a percentage of total estimated NPPC for the next year, it has been increased by the decline in estimated NPPC for 2006 compared to 2005. Secondly, as plan assets and liabilities have increased quite significantly and interest rates have fallen, the absolute changes in NPPC components for the individual plans resulting from changes in interest rates have clearly increased. For the sensitivity of total NPPC, however, this is more than offset by the increased importance of the interest rate sensitivity of NPPC for the Netherlands compared to the sensitivities for the other countries. This is attributable to the increased size of the assets and liabilities of the Dutch fund compared to those of the other plans. For interest rate increases, this offset proves
*	The NPPC sensitivities to interest rates and equity valuations for 2004 that are being referred to differ from the sensitivities that were mentioned in the Annual Report 2004. This reflects the fact that sensitivities have now been estimated on the assumption that changes in plan assets in the US refer to the ‘Market Related Value of Assets’ rather than the ‘Market Value of Assets’.
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even big enough to cause a change in sign compared to 2004. This is related to the fact that the impact of interest rate increases on NPPC for the UK is reduced by some non-linearities in the recognition of gains and losses in accordance with the applicable accounting standards.
Sensitivity of the net periodic pension cost to simultaneous changes in interest rates and discount rates
As the effects on interest cost and service costs from changes in interest rates partially offset each other, and changes in equity valuations do not affect either of them, the interest rate and equity price sensitivities of NPPC are largely determined by the sensitivities of the expected returns on assets and the amortizations of unrecognised gains and losses. Moreover, where these sensitivities have opposite signs for changes in interest rates, they come on top of each other for changes in equity valuations. Consequently, the impact of changes in equity prices on NPPC clearly exceeds that of changes in interest rates.
As with the impact of interest rate changes, the impact of changes in equity valuations on NPPC is the largest for the Netherlands, where equity investments compared to the Company’s total pension liabilities are largest. Declines (increases) in equity prices lead to significantly higher (lower) NPPC levels. The increase in plan assets in 2005 compared to 2004 and the resultant increase in the absolute sizes of any percentage change in equity valuations as well as the decline in estimated NPPC for 2006 compared to 2005 imply an increased sensitivity of NPPC to changes in equity prices.
Sensitivity of the net periodic pension cost to changes in equity valuations
While the exposure of the balance sheet to pension risk has changed only minimally, the income statement has become somewhat more exposed to it. This is largely due to increased assets and liabilities. In percentage terms, the increased sensitivity also results from the decline in expected NPPC. Plan changes and changes in investment policies have not been significant enough to cause material effects in this respect.
Fiscal
Philips is, as mentioned before, exposed to fiscal risks. This section further describes this exposure.
Transfer pricing risks
Philips has issued transfer pricing directives, which are in accordance with guidelines of the Organization of Economic
Co-operation and Development. As transfer pricing has a cross-border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing risks, audits are executed on a regular basis to safeguard the correct implementation of the transfer pricing directives.
Tax risk on general service agreements
Due to the centralization of certain activities in a limited number of countries (such as research and development costs, centralized costs for IT, and costs for corporate functions and head office) costs are also centralized. As a consequence, for tax reasons these costs must be allocated to the beneficiaries, being the various Philips entities. For that purpose general service agreements (GSAs) are signed with a large number of entities. Tax authorities review the implementation of GSAs, often auditing on benefit test for a particular country or the use of tax credits attached to GSAs and royalty payments, and may
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Management discussion and analysis
reject the implemented procedures. Furthermore, buy in/out situations in case of (de)mergers could affect the tax allocation of GSAs between countries.
Tax risk due to disentanglements and acquisitions When a subsidiary of Philips is disentangled, or a new company is acquired, related tax risks arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. These teams consist of specialists from various corporate functions and are, amongst other things, formed to indentify hidden tax risks that could subsequently surface when companies are acquired and to avoid tax claims related to disentangled entities. These tax risks are investigated and assessed to mitigate tax risks in the future as much as possible. Several tax risks may surface from M&A activities. Examples of risks are: applicability of the participation exemption, allocation issues, and non-deductibility of parts of purchase price.
Tax risks due to permanent establishments
In countries where Philips starts new operations the issue of permanent establishments may arise. This is due to the fact that when operations in new countries are led from other countries, there is a risk that tax claims will arise in the new country as well as in the initial country. Philips assesses these risks before the new activities are started in a particular country.
Tax risks of losses carried forward
The value of the losses carried forward is not only a matter of having sufficient profits available within the losses carried forward period, but also a matter of sufficient profits within the foreseeable future in case of losses carried forward with an indefinite carryforward period.
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Critical accounting policies
The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment. A complete description of Philips’ accounting policies appears in the section Accounting policies that begins on page 134.
Accounting for pensions and other postretirement benefits
Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made by the Company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Management consults with outside actuaries regarding these assumptions at least annually. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to note 22 to the consolidated financial statements. For a sensitivity analysis with respect to changes in the assumptions used for postretirement benefits other than pensions, please refer to note 23 to the consolidated financial statements.
Contingent liabilities
Legal proceedings covering a range of matters are pending in various jurisdictions against the Company and its subsidiaries. Due to the uncertainty inherent in litigation, it is often difficult to predict the final outcome. The cases and claims against the Company often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought and the differences in applicable law.
In the normal course of business, management consults with legal counsel and certain other experts on matters related to litigation. The Company accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed provided it is material.
Judicial proceedings have been brought in the United States, relating primarily to the activities of a subsidiary prior to 1981, involving allegations of personal injury from alleged asbestos exposure. The claims generally relate to asbestos used in the manufacture of unrelated companies’ products in the US and frequently involve claims for substantial ompensatory and punitive damages. The methodology used to determine the level of liability requires significant judgments and estimates regarding the costs of settling asserted claims. The estimated liability is established based upon recent settlement experience for similar types of claims. For asserted claims where the exact type and the extent of the alleged illness is not yet known, the accrual for loss contingencies is established based upon a ‘low end of range’ estimate. The resolution of each case is generally based upon claimant-specific information, much of which is not available until shortly before the scheduled trial date. Accordingly, variances between the actual and estimated costs of settlements may occur. The Company cannot reasonably predict the number of claims that may be assessed in the future. Accordingly, an estimated liability with respect to unasserted claims has not been recorded.
The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment.
The methodology for determining the level of liability requires a significant amount of judgment regarding assumptions and estimates. In determining the accrual for losses associated with environmental remediation
Philips Annual Report 2005   115

Management discussion and analysis
obligations, such significant judgments relate to the extent and types of hazardous substances at a site, the various technologies that may be used for remediation, the standards of what constitutes acceptable remediation, the relative risk of the environmental condition, the number and financial condition of other potentially responsible parties, and the extent of the Company’s and/or its subsidiaries’ involvement.
The Company utilizes experts in the estimation process. However, these judgments, by their nature, may result in variances between actual losses and estimates. Accruals for estimated losses from environmental remediation obligations are recognized when information becomes available that allows a reasonable estimate of the liability, or a component (i.e. particular tasks) thereof. The accruals are adjusted as further information becomes available. Please refer to note 29 to the consolidated financial statements for a discussion of contingent liabilities.
Accounting for income taxes
As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company must assess the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized to reduce deferred tax assets if, and to the extent that, it is more likely than not that all or some portion of the deferred tax assets will not be realized.
The Company has recorded a valuation allowance of EUR 935 million as of December 31, 2005, based on estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that the Company may be able to implement, changes to the valuation allowance could be required, which could impact the Company’s financial position and net income.
In 2005 there was a net increase in the valuation allowance of EUR 40 million, following decreases of EUR 170 million and EUR 184 million in 2004 and 2003 respectively.
Significant tax assets are recognized in the US, realization of which is contingent on continued profitability in the US.
Impairment
Philips reviews long-lived assets for impairment when events or circumstances indicate that carrying amounts may not be recoverable. Assets subject to this review include equity and security investments, intangible assets and tangible fixed assets. Impairment of equity and security investments results in a charge to income when a loss in the value of an investment is deemed to be other than temporary.
Management regularly reviews each equity and security investment for impairment based on the extent to which cost exceeds market value, the duration of decline in market value and the financial condition of the issuer.
In determining impairments of intangible assets, tangible fixed assets and goodwill, management must make significant judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the Company’s strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins.
Assets other than goodwill are written down to their fair value when the undiscounted cash flows are less than the carrying value of the assets. The fair value of impaired assets is generally determined by taking into account these estimated cash flows and using a present value technique for discounting these cash flows based on the business-specific Weighted Average Cost of Capital (WACC), which ranged between 6.5% and 12.1% in 2005. Goodwill is evaluated annually for impairment at business unit level, and written down to its implied fair value, in the case of impairment. The determination of such implied fair value involves significant judgment and estimates from management. Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those recorded in the consolidated financial statements.
116   Philips Annual Report 2005

Valuation allowances for certain assets
The Company records its inventories at cost and provides for the risk of obsolescence using the lower of cost or market principle. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.
The risk of uncollectibility of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history. In addition, debtors in certain countries are subject to a higher collectibility risk, which is taken into account when assessing the overall risk of uncollectibility. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.
Warranty costs
The Company provides for warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. If it were to experience an increase in warranty claims compared with historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, income could be adversely affected.
Intangible assets acquired in business combinations
The Company has acquired several entities in business combinations that have been accounted for by the purchase method, resulting in recognition of substantial amounts of in-process research and development, goodwill and other intangible assets. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management typically consults independent qualified appraisers. A change in assumptions and estimates would change the purchase price allocation, which could affect the amount or timing of charges to the income statement, such as write-offs of in-process research and development and amortization of intangible assets. In-process research and development is written off immediately upon acquisition, whereas intangible assets other than goodwill are amortized over their economic lives.
Other information
Share repurchase programs
In June 2005, the Company completed a share repurchase program of up to EUR 750 million which was announced in January 2005. Under this program, EUR 500 million has been used for capital reduction purposes and EUR 250 million to hedge long-term incentive and employee stock purchase programs. In August 2005, the Company initiated a second share repurchase program for capital reduction purposes of up to 63 million shares for a maximum amount of EUR 1.5 billion.
Under these share repurchase programs, a total of 71,679,622 shares were acquired during 2005 for capital reduction purposes at an average market price of EUR 22.13 per share, totaling EUR 1.6 billion. In accordance with Dutch law, the Company has informed the Netherlands Authority for the Financial Markets that its holdings of Philips shares has exceeded 5 percent of the Company’s total outstanding shares. The Company expects to complete the second share repurchase program during the first half year of 2006.
Subject to the approval of the 2006 Annual General Meeting of Shareholders, all shares repurchased for capital reduction purposes up until then under these programs will be cancelled, resulting in a reduction of Philips’ outstanding share capital by more than 6%.
MedQuist
As announced earlier, MedQuist, in which Philips holds 70.1% of the common stock and which is consolidated in Philips’ financial statements, is conducting a review of the company’s billing practices and related matters. MedQuist is involved in several litigation matters and is the subject of an ongoing investigation by the U.S. Securities and Exchange Commission relating to these practices and has received a HIPAA subpoena from the U.S. Department of Justice relating to these practices and other matters. HIPAA is the Health Insurance Portability and Accountability Act enacted by the U.S. Congress in 1996. MedQuist has not been able to complete the audit of its fiscal years 2003, 2004 and 2005 and has postponed the filing of its annual report for fiscal year 2003 and reports for subsequent periods. The MedQuist board has announced that the company’s previously issued financial
Philips Annual Report 2005   117

Management discussion and analysis
statements included in its annual report for fiscal year 2002 and its quarterly reports during 2002 and 2003, and all earnings releases and similar communications relating to those periods, should no longer be relied upon. MedQuist also stated that it was unable to assess whether the results of the review of its billing practices and related litigation may have a material impact on its reported revenues, results and financial position. It remains uncertain when the review can be completed.
On January 19, 2006 MedQuist announced certain preliminary, partial and unaudited financial results, and provided updated information regarding litigation and governmental investigations and proceedings. MedQuist also announced that it recognized expenses of USD 65 million for making accommodation offers to certain customers to resolve concerns over billing issues and that it expects to incur significant costs and expenses in the future relating to the ongoing billing review, defense of the class action matters and governmental investigations and proceedings, and accommodation agreements.
During 2004, various plaintiffs, including current and former customers, shareholders and transcriptionists, filed four putative class actions arising from allegations of, among other things, inappropriate billing by MedQuist for its transcription services. The primary allegations in the litigation matters, and the main issues being addressed in the ongoing investigation by the U.S. Securities and Exchange Commission and the HIPAA subpoena received from the U.S. Department of Justice, relate to how MedQuist interpreted the AAMT line billing unit of measure. The AAMT line billing unit of measure was developed in 1993 through a collaboration among several industry organizations with the intent of providing standardization in industry billing practices. However, due to inherent ambiguities in the definition of this unit of measure not fully anticipated at the time of its introduction, AAMT line-based billing was applied inconsistently throughout the medical transcription industry and eventually renounced by the groups initially responsible for its development. Despite these issues, a number of companies in the industry have continued to use AAMT line-based billing, and some customers still request proposals and contracts based on the AAMT line.
Like many medical transcription service providers, MedQuist once used the AAMT line unit of measure to calculate invoices for many of its medical transcription clients.
It has been widely recognized and well documented throughout the industry, however, that the AAMT definition of a “line” is inherently ambiguous and subject to a wide variety of interpretations. In fact, no single set of AAMT characters was ever defined for this unit of measure. Accordingly, MedQuist began the process in 2004 of transitioning its AAMT line-based customers off the AAMT line unit of measure and, in April 2005, MedQuist completely eliminated the use of the AAMT line for billing and called on other industry transcription providers to follow its lead.
Due to these AAMT line unit of measure ambiguities, and the disparity in its interpretation, health care providers have raised concerns regarding charges for transcription services by their respective transcription providers, including MedQuist. In response to those concerns, and to foster ongoing business relationships with its customers, MedQuist has approached certain customers and offered to resolve any issues related to their prior AAMT line and other billing-related issues. As of December 31, 2005, MedQuist has entered into agreements with several of its customers to resolve concerns over AAMT billing issues and allegations concerning inflated invoices with respect to other units of measure, and paid or credited an aggregate of USD 20.5 million as an accommodation to those customers. MedQuist’s Board of Directors has authorized MedQuist to make additional accommodation offers. Including the amounts paid and credited, MedQuist’s Board of Directors has authorized MedQuist to make accommodation offers up to an amount of USD 65 million to certain customers to resolve concerns over AAMT and other billing-related issues. Subject to the previously mentioned authorization of MedQuist’s Board of Directors, MedQuist’s management currently intends to make additional accommodation offers in the future, although the timing and amount of such offers have not yet been determined and MedQuist’s plans may change in the future. The accommodation offers do not represent in any way MedQuist’s estimate of potential liability, if any, in any of the previously disclosed litigation or investigatory matters pending against MedQuist.
MedQuist is unable to predict how many customers, if any, will accept additional accommodation offers on the terms proposed by MedQuist, nor is MedQuist able to predict the timing of the acceptance (or rejection) of any of these outstanding accommodation offers. Until such offers are accepted, MedQuist may withdraw or modify the terms
118   Philips Annual Report 2005

of the accommodation offers at any time. By accepting MedQuist’s accommodation offers, the customer must agree, among other things, to release MedQuist from any and all claims and liability regarding prior AAMT and other billing-related issues. The accommodation offers made to date, and those offers which may be made in the future, are not an admission of liability by MedQuist of any wrongdoing or an admission or acknowledgement that its billing practices with respect to such customers were or are incorrect. In view of MedQuist’s intention to continue offering customer accommodation payments and the fact that the MedQuist Board has authorized up to an amount of USD 65 million for accommodation offers, an accrual has been made in an amount of USD 44.5 million representing the difference between the USD 65 million maximum authorized amount and the USD 20.5 million in completed accommodation payments. It is not possible to estimate the level and timing of the other costs and expenses related to these matters. Therefore, no other accruals can be made presently.
As in previous years, MedQuist has continued to provide financial information to Philips for consolidation purposes.
Key financial information as reported by MedQuist (preliminary and unaudited):

	January-December
in millions of USD	2003	2004		2005
Net sales	491	456		411
Operating result	60	25	1)	(98	)1)

1)	Including significant expenses in relation to the review of billing practices. MedQuist announced on January 19, 2006 that its preliminary, partial and unaudited results indicate that operating result declined USD 123 million compared to the previous year, notably as a result of USD 101 million costs incurred in 2005 in relation to the ongoing billing review (2004: USD 15 million).
In view of the uncertainties with respect to the impact of the review of MedQuist’s billing practices and related litigation on the past and future performance of MedQuist, Philips undertook reviews of the carrying value of its investment in MedQuist, which amounted to approximately EUR 270 million at December 31, 2005, and concluded that no further impairment was required. In 2004 the carrying value of the investment in MedQuist was brought into line with the value at which the shares of MedQuist had been trading on the over-the-counter market subsequent to November 2, 2004, when MedQuist announced that its previously issued financial statements should no longer be relied upon.
The four putative class action litigation matters pending against MedQuist are not yet resolved and, on the basis of current knowledge, Philips’ management has concluded that potential future losses cannot be reliably estimated.
LG.Philips Displays
On December 21, 2005, Philips announced the write-off of the book value of LG.Philips Displays due to the increased pressure from flat displays on demand and prices for cathode-ray tubes (CRTs). The write-off of the remaining book value amounted to EUR 126 million for the investment and EUR 290 million for the accumulated currency translation losses related to the investment. The impairment charges totaled EUR 416 million and were of a non-cash nature. Philips also fully provided for the existing guarantee of EUR 42 million provided to LG.Philips Displays’ banks. All amounts above were reported under results relating to unconsolidated companies in December 2005. Philips will not inject further capital into LG.Philips Displays.
LG.Philips Displays Holding B.V. announced on January 27, 2006 that due to worsening conditions in the cathode-ray tube marketplace and unsustainable debt, the holding company as well as one of its Dutch subsidiaries (LG.Philips Displays Netherlands B.V.) and its German subsidiary in Aachen, Germany, have all filed for insolvency protection. The holding company also announced that it will not be able to provide further financial support to certain loss making subsidiaries because it has been unable to obtain sustainable new or additional funding.
Following this announcement, various LPD companies in the Netherlands, Germany, Slovakia and France have filed for bankruptcy, while part of the LPD business in the Netherlands and United Kingdom has been continued. Given the holding company’s inability to further fund the subsidiaries, its operations in Czech Republic, Mexico and the US are also reviewing their financial position.
Pensions United Kingdom
In response to recent regulatory changes in the United Kingdom, Philips has decided to eliminate the current funding deficit of its UK defined-benefit pension plan through an additional contribution of approximately GBP 400 million in the first quarter of 2006. The impact on earnings will be minimal.
Philips Annual Report 2005   119

Management discussion and analysis
Lifeline Systems
On January 19, 2006, Philips announced that it has signed an agreement to acquire Lifeline Systems for USD 690 million, net of USD 60 million cash acquired. Lifeline Systems is a leading provider of personal response services and emergency call systems in the USA and Canada. For further information, please refer to note 39.
Reconciliation of non-US GAAP information
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure. Where appropriate the figures in the following reconciliations have been restated to present the MDS activities as discontinued operations.
Composition of net debt to group equity

	2004	2005
Long-term debt	3,552	3,320
Short-term debt	961	1,167

Total debt	4,513	4,487
Cash and cash equivalents	(4,349)	(5,293)

Net debt (cash) (total debt less cash and cash equivalents)	164	(806)
Minority interests	283	332
Stockholders’ equity	14,860	16,666

Group equity	15,143	16,998

Net debt and group equity	15,307	16,192
Net debt divided by net debt and group equity (in %)	1	(5)
Group equity divided by net debt and group equity (in %)	99	105
Sales growth composition

			consoli-
	comparable	currency	dation	nominal
in %	growth	effects	changes	growth
2005 versus 2004
Medical Systems	6.7	0.5	0.6	7.8
DAP	5.9	1.5	—	7.4
Consumer Electronics	4.7	1.6	(1.2)	5.1
Lighting	4.0	1.1	0.4	5.5
Sub-total	5.2	1.2	(0.3)	6.1
Semiconductors	0.0	0.3	2.6	2.9
Other Activities	(5.2)	0.2	(12.8)	(17.8)
Philips Group	3.6	1.0	(1.0)	3.6

2004 versus 2003
Medical Systems	3.9	(5.9)	0.2	(1.8)
DAP	(0.6)	(3.5)	—	(4.1)
Consumer Electronics	11.3	(4.0)	0.7	8.0
Lighting	5.1	(4.2)	(0.8)	0.1
Sub-total	6.8	(4.5)	0.2	2.5
Semiconductors	18.0	(6.2)	3.7	15.5
Other Activities	17.7	(3.7)	(2.1)	11.9
Philips Group	9.2	(4.7)	0.5	5.0

2003 versus 2002
Medical Systems	6.8	(12.7)	(6.6)	(12.5)
DAP	3.0	(8.7)	(0.5)	(6.2)
Consumer Electronics	2.3	(8.6)	(0.5)	(6.8)
Lighting	2.4	(9.1)	—	(6.7)
Sub-total	3.6	(9.8)	(2.1)	(8.3)
Semiconductors	3.6	(10.9)	—	(7.3)
Other Activities	(5.2)	(6.3)	(13.8)	(25.3)
Philips Group	2.9	(9.7)	(3.0)	(9.8)
Composition of cash flows before financing activities

	2003	2004	2005
Cash flows from operating activities	2,012	2,623	2,090
Cash flows from investing activities	766	668	1,298

Cash flows before financing activities	2,778	3,291	3,388
120   Philips Annual Report 2005

Net operating capital to total assets

	Philips	Medical		Consumer		Semi-	Other
	Group	Systems	DAP	Electronics	Lighting	conductors	Activities	Unallocated
2005

Net operating capital (NOC)	8,043	3,400	370	(296)	2,491	2,363	272	(557)

Eliminate liabilities comprised in NOC:
• payables/ liabilities	9,308	1,712	456	2,540	956	828	1,017	1,799
• intercompany accounts	—	34	13	64	42	19	(100)	(72)
• provisions 1)	2,600	299	57	335	134	215	582	978

Include assets not comprised in NOC:
• investments in unconsolidated companies	5,698	66		22	20	299	5,179	112
• other non-current financial assets	673							673
• deferred tax assets	2,005							2,005
• liquid assets	5,293							5,293

	33,620	5,511	896	2,665	3,643	3,724	6,950	10,231

Discontinued operations	241

Total assets	33,861
1) provisions on balance sheet EUR 2,925 million excl. deferred tax liabilities EUR 325 million

2004

Net operating capital (NOC)	7,043	2,862	393	(161)	1,493	2,520	117	(181)

Eliminate liabilities comprised in NOC:
• payables/ liabilities	7,982	1,492	353	2,162	710	809	1,109	1,347
• intercompany accounts	—	35	10	62	26		(104)	(29)
• provisions 1)	2,669	240	60	314	138	224	619	1,074

Include assets not comprised in NOC:
• investments in unconsolidated companies	5,670	46		19	46	306	5,203	50
• other non-current financial assets	876							876
• deferred tax assets	1,797							1,797
• liquid assets	4,349							4,349

	30,386	4,675	816	2,396	2,413	3,859	6,944	9,283

Discontinued operations	337

Total assets	30,723
1) provisions on balance sheet EUR 2,897 million excl. deferred tax liabilities EUR 228 million

2003

Net operating capital	7,876	3,671	464	(82)	1,521	2,481	150	(329)

Eliminate liabilities comprised in NOC:
• payables/ liabilities	7,410	1,427	317	2,017	656	666	1,043	1,284
• intercompany accounts	—	24	4	77	11	(15)	(59)	(42)
• provisions 1)	2,766	257	55	338	134	232	650	1,100

Include assets not comprised in NOC:
• investments in unconsolidated companies	4,841	41		20	19	1,954	2,742	65
• other non-current financial assets	1,213							1,213
• deferred tax assets	1,774							1,774
• liquid assets	3,072							3,072

	28,952	5,420	840	2,370	2,341	5,318	4,526	8,137

Discontinued operations	459

Total assets	29,411

1) provisions on balance sheet EUR 2,923 million excl. deferred tax liabilities EUR 157 million
Philips Annual Report 2005   121

Management discussion and analysis
Proposed dividend to shareholders of Royal Philips Electronics
A proposal will be submitted to the 2006 Annual General Meeting of Shareholders to declare a dividend of EUR 0.44 per common share (EUR 529 million, based on the outstanding number of shares at December 31, 2005). In 2005 a dividend was paid of EUR 0.40 per common share (EUR 504 million) in respect of the financial year 2004.
Pursuant to article 33 of the articles of association of Royal Philips Electronics, and with the approval of the Supervisory Board, the remainder of the income for the financial year 2005 has been retained by way of reserve. The balance sheet presented in this report, as part of the consolidated financial statements for the period ended December 31, 2005, is before dividend, which is subject to shareholder approval after year-end.
122 Philips Annual Report 2005

Outlook
Growing the Company’s top and bottom line and creating shareholder value have been the highest priorities of the Board in recent years. In 2006 we expect all divisions will continue to show growth, driven by both innovation and increased focus on emerging markets. Selected acquisitions will complement this organic growth, especially at Medical Systems and Consumer Health & Wellness. We will complete the set-up of a separate legal structure for our Semiconductors activities to allow the pursuit of strategic options to further strengthen the long-term performance of this business.
We will continue our drive to simplify Philips, lower our cost structure and improve our operational excellence. Our ongoing R&D and extended incubator program promise a strong innovation pipeline which – together with our marketing investments – will help us meet our targeted 7-10% annual EBIT margin from the end of 2006 and to continue to achieve an average annual sales growth of 5-6%, with returns in excess of our cost of capital.
Overall, our financial position remains excellent, offering significant strategic flexibility.
February 13, 2006
Board of Management
Philips Annual Report 2005   123

Group financial statements
Consolidated statements of income of the Philips Group for the years ended December 31
in millions of euros unless otherwise stated

			2003	2004	2005
		Sales	27,937	29,346	30,395
		Cost of sales	(18,881)	(19,485)	(20,577)

		Gross margin	9,056	9,861	9,818

		Selling expenses	(4,599)	(4,549)	(4,751)
		General and administrative expenses	(1,485)	(1,326)	(1,182)
		Research and development expenses	(2,571)	(2,514)	(2,553)
		Write-off of acquired in-process research and development			(6)
		Impairment of goodwill	(148)	(596)
		Other business income (expense)	249	710	453

(3	)(4)	Earnings before interest and tax	502	1,586	1,779

(5)		Financial income and expenses	(244)	216	108

		Income before taxes	258	1,802	1,887

(6)		Income tax benefit (expense)	15	(358)	(586)

		Income after taxes	273	1,444	1,301

(7)		Results relating to unconsolidated companies including net dilution gain of EUR 165 million (2004: gain of EUR 254 million, 2003: gain of EUR 53 million)	506	1,422	1,681

(8)		Minority interests	(56)	(51)	(31)

		Income from continuing operations	723	2,815	2,951

(1)		Discontinued operations	(14)	21	(83)

		Income before cumulative effect of a change in accounting principles	709	2,836	2,868

(9)		Cumulative effect of a change in accounting principles, net of tax	(14)	–	–

(10)		Net income	695	2,836	2,868

The years 2003 and 2004 are restated to present the MDS business as a discontinued operation (see note 1).
The accompanying notes are an integral part of these consolidated financial statements
124 Philips Annual Report 2005

Earnings per share

	2003	2004	2005
Weighted average number of common shares outstanding (after deduction of treasury stock) during the year (in thousands)	1,277,174	1,280,251	1,249,956

Basic earnings per common share in euros:
Income from continuing operations	0.56	2.20	2.36
Income (loss) from discontinued operations	(0.01)	0.02	(0.07)

Income before cumulative effect of a change in accounting principles	0.55	2.22	2.29
Cumulative effect of a change in accounting principles	(0.01)	–	–

Net income	0.54	2.22	2.29

Diluted earnings per common share in euros:
Income from continuing operations	0.56	2.19	2.36
Income (loss) from discontinued operations	(0.01)	0.02	(0.07)

Income before cumulative effect of a change in accounting principles	0.55	2.21	2.29
Cumulative effect of a change in accounting principles	(0.01)	–	—

Net income	0.54	2.21	2.29

Dividend paid per common share in euros	0.36	0.36	0.40

Philips Annual Report 2005   125

Group financial statements
Consolidated balance sheets of the Philips Group as of December 31
in millions of euros unless otherwise stated
Assets

				2004		2005
		Current assets

		Cash and cash equivalents		4,349		5,293

(11	)(34)	Receivables:
		- Accounts receivable — net	4,158		4,591
		- Accounts receivable from unconsolidated companies	25		125
		- Other receivables	229		439

				4,412		5,155
(1)		Assets of discontinued operations		337		241

(12)		Inventories		3,140		3,480

		Other current assets		1,213		937

(13)		Total current assets		13,451		15,106

		Non-current assets

(7)		Investments in unconsolidated companies		5,670		5,698

(14)		Other non-current financial assets		876		673

(15)		Non-current receivables		227		213

(16)		Other non-current assets		2,823		3,231

(17	)(28)	Property, plant and equipment:
		- At cost	14,298		15,160
		- Less accumulated depreciation	(9,427)		(10,267)

				4,871		4,893

(18)		Intangible assets excluding goodwill:
		- At cost	2,103		2,655
		- Less accumulated amortization	(1,116)		(1,356)

				987		1,299

	(19)	Goodwill		1,818		2,748

		Total non-current assets		17,272		18,755

		Total		30,723		33,861

The year 2004 is restated to present the MDS business as a discontinued operation (see note 1).
The accompanying notes are an integral part of these consolidated financial statements.
126 Philips Annual Report 2005

Liabilities and stockholders’ equity

				2004		2005
		Current liabilities

(34)		Accounts and notes payable:
		- Trade creditors	3,062		3,550
		- Accounts payable to unconsolidated companies	284		306

				3,346		3,856
(1)		Liabilities of discontinued operations		188		143
(20)		Accrued liabilities		3,282		3,632
(21	)(22)(23)(29)	Short-term provisions		781		869
(24)		Other current liabilities		618		708
(25)(26)		Short-term debt		961		1,167

		Total current liabilities		9,176		10,375

		Non-current liabilities

(26)(28)		Long-term debt		3,552		3,320
(21	)(22)(23)(29)	Long-term provisions		2,116		2,056
	(27)	Other non-current liabilities		736		1,112

		Total non-current liabilities		6,404		6,488

(28)(29)		Commitments and contingent liabilities

(8)		Minority interests		283		332

(30)		Stockholders’ equity:
		Priority shares, par value EUR 500 per share:
		- Authorized and issued: nil shares (10 shares in 2004)
		Preference shares, par value EUR 0.20 per share:
		- Authorized: 3,250,000,000 shares
		- Issued: none
		Common shares, par value EUR 0.20 per share:
		- Authorized: 3,250,000,000 shares
		- Issued: 1,316,095,392 shares (1,316,070,392 shares in 2004)	263		263
		Capital in excess of par value	97		82
		Retained earnings	19,346		21,710
		Accumulated other comprehensive income (loss)	(3,607)		(2,470)
		Treasury shares, at cost: 114,736,942 shares (34,543,388 shares in 2004)	(1,239)		(2,919)

				14,860		16,666

		Total		30,723		33,861

Philips Annual Report 2005   127

Group financial statements
Consolidated statements of cash flows of the Philips Group for the years ended December 31
in millions of euros unless otherwise stated

		2003	2004	2005
	Cash flows from operating activities:
	Income from continuing operations	723	2,815	2,951
	Loss from a cumulative effect of a change in accounting principles	(14)	—	—
	Adjustments to reconcile income to net cash provided by operating activities:
	Depreciation and amortization	1,981	2,260	1,508
	Impairment of equity investments	772	8	427
	Net gain on sale of assets	(989)	(1,328)	(2,118)
	Income from unconsolidated companies	(570)	(1,237)	(563)
	Dividends received from unconsolidated companies	1	59	312
	Minority interests (net of dividends paid)	49	35	15
	Decrease (increase) in receivables and other current assets	39	(359)	(198)
	Decrease (increase) in inventories	111	(153)	(196)
	Increase in accounts payable, accrued and other liabilities	198	846	279
	Increase in non-current receivables/other assets	(243)	(435)	(250)
	(Decrease) increase in provisions	(154)	49	(127)
	Other items	108	63	50

	Net cash provided by operating activities	2,012	2,623	2,090

	Cash flows from investing activities:
	Purchase of intangible assets	(96)	(103)	(92)
	Capital expenditures on property, plant and equipment	(956)	(1,273)	(997)
	Proceeds from disposals of property, plant and equipment	220	191	270
(31)	Cash from (to) derivatives	391	125	(46)
	Purchase of other non-current financial assets	(18)	(11)	(18)
(32)	Proceeds from other non-current financial assets	323	904	630
	Purchase of businesses, net of cash acquired	(470)	(438)	(1,187)
	Proceeds from sale of interests in businesses	1,372	1,273	2,738

	Net cash provided by investing activities	766	668	1,298

	Cash flows before financing activities	2,778	3,291	3,388

	Cash flows from financing activities:
	(Decrease) increase in short-term debt	49	(5)	(36)
	Principal payments on long-term debt	(1,304)	(1,920)	(362)
	Proceeds from issuance of long-term debt	311	258	74
	Treasury stock transactions	49	(18)	(1,761)
	Dividends paid	(460)	(460)	(504)

	Net cash used for financing activities	(1,355)	(2,145)	(2,589)

	Net cash provided by continuing operations	1,423	1,146	799
	Effect of changes in consolidations on cash positions	—	117	—
	Effect of changes in exchange rates on cash positions	(165)	(45)	160
	Net cash (used for) provided by discontinued operations	(44)	59	(15)
	Cash and cash equivalents at beginning of year	1,858	3,072	4,349

	Cash and cash equivalents at end of year	3,072	4,349	5,293

The years 2003 and 2004 are restated to present the MDS business as a discontinued operation (see note 1).
The accompanying notes are an integral part of these consolidated financial statements.
128 Philips Annual Report 2005

Supplemental disclosures to consolidated statements of cash flows

		2003	2004	2005
	Net cash paid during the year for:
	Interest	322	281	178
	Income taxes	306	323	302

	Net gain on sale of assets:
	Cash proceeds from the sale of assets	1,915	2,368	3,638
	Book value of these assets	(946)	(1,024)	(1,456)
	Deferred results on sale-and-leaseback transactions	20	3	21
	Non-cash gains (losses)	—	(19)	(85)

		989	1,328	2,118

	Non-cash investing and financing information:
(33)	Assets received in lieu of cash from the sale of businesses:
	Shares/share options/convertible bonds	26	6	308
	Receivables/loans	—	8	—

	Treasury stock transactions:
	Shares acquired	(1)	(96)	(1,836)
	Exercise of stock options/convertible personnel debentures	50	78	75

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.
Philips Annual Report 2005   129

Group financial statements
Consolidated statements of changes in stockholders’ equity of the Philips Group
in millions of euros unless otherwise stated

								accumulated other comprehensive income (loss)
	out-					unrealized
	standing					gain (loss)		change in
	number				currency	on	additional	fair value			total
	of shares		capital in		trans-	available-	minimum	of cash		treasury	stock-
	in	common	excess of	retained	lation	for-sale	pension	flow		shares at	holders’
	thousands	stock	par value	earnings	differences	securities	liability	hedges	total	cost	equity
Balance as of December 31, 2002	1,275,978	263	14	16,738	(1,712)	265	(353)	11	(1,789)	(1,307)	13,919

Net income				695							695
Net current period change					(1,680)	297	(13)	17	(1,379)		(1,379)
Income tax on net current period change							4	(10)	(6)		(6)
Reclassifications into income					28	(146)		7	(111)		(111)

Total comprehensive income (loss), net of tax				695	(1,652)	151	(9)	14	(1,496)		(801)
Dividend paid				(463)							(463)
Purchase of treasury stock	(44)									(1)	(1)
Re-issuance of treasury stock	4,752		12							52	64
Share-based compensation plans			45								45

Balance as of December 31, 2003	1,280,686	263	71	16,970	(3,364)	416	(362)	25	(3,285)	(1,256)	12,763

Net income				2,836							2,836
Net current period change					(93)	205	(118)	4	(2)		(2)
Income tax on net current period change							51		51		51
Reclassifications into income					50	(447)		26	(371)		(371)

Total comprehensive income (loss), net of tax				2,836	(43)	(242)	(67)	30	(322)		2,514
Dividend paid				(460)							(460)
Purchase of treasury stock	(4,102)									(96)	(96)
Re-issuance of treasury stock	4,943		(28)							113	85
Share-based compensation plans			54								54

Balance as of December 31, 2004	1,281,527	263	97	19,346	(3,407)	174	(429)	55	(3,607)	(1,239)	14,860

Conversion of priority shares into common stock	25
Net income				2,868							2,868
Net current period change					1,137	43	(181)	(96)	903		903
Income tax on net current period change					49		65	32	146		146
Reclassifications into income					335	(227)		(20)	88		88

Total comprehensive income (loss), net of tax				2,868	1,521	(184)	(116)	(84)	1,137		4,005
Dividend paid				(504)							(504)
Purchase of treasury stock	(83,823)									(1,836)	(1,836)
Re-issuance of treasury stock	3,629		(85)							156	71
Share-based compensation plans			70								70

Balance as of December 31, 2005	1,201,358	263	82	21,710	(1,886)	(10)	(545)	(29)	(2,470)	(2,919)	16,666
The accompanying notes are an integral part of these consolidated financial statements.
130 Philips Annual Report 2005

Information by sectors and main countries
in millions of euros unless otherwise stated;
Sectors

		research and			results relating to
		development	earnings before	EBIT	unconsolidated	cash flow before
	sales	expenses 1)	interest and tax	as a % of sales	companies	financing activities
2005
Medical Systems	6,343	526	679	10.7	10	566
DAP	2,194	139	358	16.3		418
Consumer Electronics	10,422	419	506	4.9	2	650
Lighting	4,775	212	556	11.6	18	(180)
Semiconductors	4,620	957	307	6.6	(73)	675
Other Activities	2,041	587	(156)	(7.6)	1,773	2,584
Unallocated	—	—	(471)	—	(49)	(1,325)
Inter-sector eliminations	—	(281)	—	—	—	—

	30,395	2,559	1,779	5.9	1,681	3,388

20042)
Medical Systems	5,884	477	35	0.6	11	677
DAP	2,044	134	332	16.2	—	393
Consumer Electronics	9,919	475	370	3.7	1	503
Lighting	4,526	175	593	13.1	26	625
Semiconductors	4,491	900	430	9.6	(42)	658
Other Activities	2,482	654	366	14.7	1,426	741
Unallocated	—	—	(540)	—	—	(306)
Inter-sector eliminations	—	(301)	—	—	—	—

	29,346	2,514	1,586	5.4	1,422	3,291

20032)
Medical Systems	5,990	515	431	7.2	(2)	842
DAP	2,131	129	398	18.7	—	417
Consumer Electronics	9,188	540	248	2.7	1	399
Lighting	4,522	151	577	12.8	4	674
Semiconductors	3,888	903	(328)	(8.4)	882	1,446
Other Activities	2,218	650	(263)	(11.9)	(372)	(769)
Unallocated	—	—	(561)	—	(7)	(231)
Inter-sector eliminations	—	(317)	—	—	—	—

	27,937	2,571	502	1.8	506	2,778

1)	Includes the write-off of acquired in-process research and development of EUR 6 million.

2)	Restated to present the MDS business as a discontinued operation and global brand campaign costs under Unallocated.
The following sectors are distinguished as reportable segments in compliance with SFAS No. 131: Medical Systems, Domestic Appliances and Personal Care (DAP), Consumer Electronics (CE), Lighting, Semiconductors, Other Activities and Unallocated. A short description of these sectors is as follows:
•	Medical Systems: Supplier of Diagnostic Imaging Modalities, Patient Monitoring Systems, Medical IT Systems and Associated Customer Service.

•	DAP: Markets a wide range of products in the areas of Shaving & Beauty, Oral Healthcare, Home Environment Care, Food & Beverage and Consumer Health & Wellness.

•	CE: Provider of connected Displays, Home Entertainment Networks, Mobile Infotainment and Optical Licenses.

•	Lighting: Consists of the following lines of business – Lamps; Luminaires; Lighting Electronics; Automotive, Special Lighting, UHP & LCD Backlighting; and Lumileds.

•	Semiconductors: Provider of silicon solutions for ‘Connected Consumer’ applications in the Home, Mobile & Personal, Automotive & Identification markets, and MultiMarket Semiconductors.

•	Other Activities: Comprises various activities and businesses not belonging to a specific sector. It consists of Corporate Technologies (such as Philips Research, Intellectual Property and Standards, System Integration Services and Emerging Businesses), Corporate Investments and other. Also included are some remaining former businesses from other sectors and equity investments such as LG.Philips LCD and TSMC.

•	Unallocated: Includes general and administrative expenses in the corporate center and the cost of regional and country organizations. Also included are the costs for the Company’s global brand management, sustainability programs, and pensions and postretirement benefit costs not directly allocated to the other sectors.
Philips Annual Report 2005   131

Group financial statements
Sectors

						depreciation of
		net operating	total liabilities		capital	property, plant
	total assets	capital	excl. debt	long-lived assets	expenditures	and equipment
2005
Medical Systems	5,511	3,400	2,045	2,927	72	78
DAP	896	370	526	449	73	85
Consumer Electronics	2,665	(296)	2,939	154	68	70
Lighting	3,643	2,491	1,132	2,196	206	164
Semiconductors	3,724	2,363	1,062	2,145	353	700
Other Activities	6,950	272	1,499	942	221	155
Unallocated	10,231	(557)	3,030	127	4	4

	33,620	8,043	12,233	8,940	997	1,256
Discontinued operations	241		143

	33,861		12,376

2004
Medical Systems	4,675	2,862	1,767	2,446	76	81
DAP	816	393	423	433	84	78
Consumer Electronics	2,396	(161)	2,538	217	81	95
Lighting	2,413	1,493	874	1,173	211	197
Semiconductors	3,859	2,520	1,033	2,359	600	719
Other Activities	6,944	117	1,624	896	219	194
Unallocated	9,283	(181)	2,620	152	2	5

	30,386	7,043	10,879	7,676	1,273	1,369
Discontinued operations	337		188

	30,723		11,067

2003
Medical Systems	5,420	3,671	1,708	3,246	104	93
DAP	840	464	376	450	89	85
Consumer Electronics	2,370	(82)	2,432	249	87	112
Lighting	2,341	1,521	801	1,167	174	197
Semiconductors	5,318	2,481	883	2,216	276	858
Other Activities	4,526	150	1,634	945	224	162
Unallocated	8,137	(329)	2,499	217	2	11

	28,952	7,876	10,333	8,490	956	1,518
Discontinued operations	459		264

	29,411		10,597

Goodwill assigned to sectors

					translation
	carrying value				differences and	carrying value
	at January 1	acquisitions	divestments	impairment	other changes	at December 31
2005
Medical Systems	1,395	116	—	—	210	1,721
DAP	109	—	—	—	16	125
Consumer Electronics	38	—	(26)	—	5	17
Lighting	90	557	—	—	23	670
Semiconductors	178	14	—	—	21	213
Other Activities	—	2	—	—	—	2
Unallocated	8	—	(8)	—	—	—

	1,818	689	(34)	—	275	2,748
132 Philips Annual Report 2005

Main countries

						depreciation of
			net operating		capital	property, plant
	sales1)	total assets	capital	long-lived assets	expenditures	and equipment
2005
Netherlands	1,060	6,018	2,460	1,495	282	266
United States	7,432	8,178	3,784	4,263	82	139
Germany	2,239	1,564	(40)	542	112	136
France	1,814	968	(301)	170	43	47
United Kingdom	1,176	503	(59)	150	12	33
China	3,009	1,804	145	340	85	91
Other countries	13,665	14,585	2,054	1,980	381	544

	30,395	33,620	8,043	8,940	997	1,256
Discontinued operations		241

		33,861

2004
Netherlands	1,200	8,456	2,561	1,495	273	341
United States	6,959	6,329	2,654	2,906	104	155
Germany	2,268	1,605	86	572	116	155
France	1,949	1,500	(207)	191	39	48
United Kingdom	1,237	517	17	186	9	38
China	2,608	1,110	(50)	355	153	90
Other countries	13,125	10,869	1,982	1,971	579	542

	29,346	30,386	7,043	7,676	1,273	1,369
Discontinued operations		337

		30,723

2003
Netherlands	1,180	6,934	2,303	1,607	251	335
United States	7,425	7,438	3,552	3,933	140	445
Germany	2,109	1,656	258	619	90	138
France	1,941	2,267	(88)	206	40	62
United Kingdom	1,256	583	112	240	19	31
China	2,217	992	(104)	284	111	76
Other countries	11,809	9,082	1,843	1,601	305	431

	27,937	28,952	7,876	8,490	956	1,518
Discontinued operations		459

		29,411

1)	Included in sales by main countries are the worldwide sales by consolidated companies to third parties within that country
Philips Annual Report 2005   133

Group financial statements
Accounting policies
The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated.
Consolidation principles
The consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. (the ‘Company’) and all entities in which a direct or indirect controlling interest exists through voting rights or qualifying variable interests. All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income is reduced by the portion of the earnings of subsidiaries applicable to minority interests. The minority interests are disclosed separately in the consolidated statements of income and in the consolidated balance sheets.
The Company applies Financial Accounting Standards Board (FASB) Interpretation No. 46(R) ‘Consolidation of Variable Interest Entities’. In accordance with Interpretation of Accounting Research Bulletin No. 51 ‘Consolidated Financial Statements’, the Company consolidates entities in which variable interests are held to an extent that would require the Company to absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.
Investments in unconsolidated companies
Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company’s share of the net income of these companies is included in results relating to unconsolidated companies in the consolidated statements of income. The Company recognizes an impairment loss when an other-than-temporary decline in the value of an investment occurs. When the Company’s share of losses exceeds the carrying amount of an investment accounted for by the equity method, the Company’s carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.
Accounting for capital transactions of a subsidiary or an unconsolidated company
The Company recognizes dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an unconsolidated entity which the Company is accounting for using the equity method of accounting in the income statement, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in stockholders’ equity as a non-operating gain or loss.
The dilution gains or losses are presented in the income statement under Other business income (expenses) if they relate to consolidated subsidiaries. Dilution gains and losses related to unconsolidated companies are presented under Results relating to unconsolidated companies.
Foreign currencies
The financial statements of foreign entities are translated into euros. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the income statement and cash flow statement are translated at weighted average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) within stockholders’ equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.
The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency (the euro) instead of their local currency.
Gains and losses arising from the translation or settlement of foreign-currency-denominated monetary assets and liabilities into the local currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of other comprehensive income (loss) within stockholders’ equity.
Derivative financial instruments
The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for interest rate and commodity price risks. In compliance with Statement of Financial Accounting Standards (SFAS) No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, SFAS No. 138, ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’, and SFAS No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’, the Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in the fair value of the instruments are recognized in the income statement during the period in which they arise to the extent that the derivatives have been designated as a hedge of recognized assets or liabilities, or to the extent that the derivatives have no hedging designation or are ineffective. The gains and losses on the designated derivatives substantially offset the changes in the values of the recognized hedged items, which are also recognized as gains and losses in the income statement.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset, or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the income statement.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or accumulated other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge.
The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it has been established that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.
For interest rate swaps that are unwound, the gain or loss upon unwinding is released to income over the remaining life of the underlying financial instruments, based on the recalculated effective yield.
Cash and cash equivalents
Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value.
134 Philips Annual Report 2005

Investments
The Company classifies its investments in equity securities that have readily determinable fair values as either available-for-sale or for trading purposes. Investments in debt securities are classified in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the short term. Held-to-maturity securities are those debt securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income within stockholders’ equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in, first-out basis.
A decline in the market value of any available-for-sale security or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings, and a new cost basis for the security is established. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in financial income and expenses.
For available-for-sale securities hedged under a fair value hedge, the changes in the fair value that are attributable to the risk which is being hedged are recognized in earnings rather than in other comprehensive income.
Investments in privately-held companies are carried at cost, or estimated fair value, if an other-than-temporary decline in value has occurred.
Receivables
Receivables are carried at face value, net of allowances for doubtful accounts and uncollectible amounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors.
Long-term receivables are discounted to their net present value.
Valuation adjustment for doubtful trade accounts receivable
The allowance for the risk of non-collection of trade accounts receivable is determined in three stages. First, individual debtors that represent 3% or more of the debtor portfolio are assessed for creditworthiness based on external and internal sources of information; management decides upon an allowance based on that information and the specific circumstances for that debtor which might require a value adjustment. In the second stage, for all other debtors the allowance is calculated based on a percentage of average historical losses. Finally, if, owing to specific circumstances such as serious adverse economic conditions in a specific country or region, it is management’s judgment that the valuation of the receivables is inadequately represented by the valuation allowance in stage two, the percentage of valuation allowance for the debtors in the related country or region may be increased to cover the increased risk.
Inventories
Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand. Individual items of inventory that have been identified as obsolete are typically disposed of within a period of three months either by sale or by scrapping.
Other non-current financial assets
Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable. Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Cash receipts on impaired loans receivable are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income thereafter.
Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.
Asset retirement obligations
Under the provisions of SFAS No. 143, ‘Accounting for Asset Retirement Obligations’, the Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset.
Upon initial application of the Statement in 2003, the Company recognized a liability for existing asset retirement obligations adjusted for cumulative accretion to January 1, 2003. Additionally, the Company recorded the asset retirement cost as an increase to the carrying amounts of the associated long-lived assets and recognized the accumulated depreciation on such capitalized cost. The cumulative effect of the initial application of the Statement has been recognized as a change in accounting principle and the net amount has been reported as a cumulative-effect adjustment in the consolidated income statement for 2003. The pro forma disclosure of the amount of the asset retirement obligation that would have been reported if the Statement had been applied during all periods affected, has been omitted because the amounts were not material.
Goodwill
The Company accounts for goodwill in accordance with the provisions of SFAS No. 141 ‘Business Combinations’ and SFAS No. 142 ‘Goodwill and Other Intangible Assets’. Accordingly, goodwill is not amortized but tested for impairment annually in the second quarter or whenever impairment indicators require so.
An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level, which has been determined by the Company to be the level of a business that reports discrete financial information to the Board of Management, and consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to those reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is
Philips Annual Report 2005   135

Group financial statements
determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation upon a business combination in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows.
Intangible assets
Intangible assets arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Economic lives are evaluated every year. There are currently no intangible assets with indefinite lives. In-process research and development with no alternative use is written off immediately upon acquisition. Patents and trademarks acquired from third parties are capitalized at cost and amortized over their remaining lives.
Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with Statement of Position (SOP) 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’.
Eligible costs relating to the production of software intended to be sold, leased or otherwise marketed are capitalized and subsequently amortized over the estimated useful life of the software in accordance with SFAS No. 86, ‘Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed’.
Impairment or disposal of intangible assets other than goodwill and tangible fixed assets
The Company accounts for intangible and tangible fixed assets in accordance with the provisions of SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’. This Statement requires that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.
Research and development
Costs of research and development are expensed in the period in which they are incurred, in conformity with SFAS No. 2, ‘Accounting for Research and Development Costs’.
Advertising
Advertising costs are expensed when incurred.
Provisions and accruals
The Company recognizes provisions for liabilities and probable losses that have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated.
Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under US GAAP. Short-term provisions are stated at face value.
The Company applies the provisions of SOP 96-1, ‘Environmental liabilities’ and SFAS No. 5, ‘Accounting for Contingencies’ and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Additionally, in accordance with SOP 96-1, the Company accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.
Restructuring
The Company applies SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’.
The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.
SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred, i.e. when it meets the definition of a liability. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability.
Liabilities related to one-time employee termination benefits are recognized ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.
Employee termination benefits covered by a contract or under an ongoing benefi t arrangement continue to be accounted for under SFAS No. 112, ‘Employer’s Accounting for Postemployment Benefits’ and are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.
Guarantees
The Company complies with FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others’. In accordance with this Interpretation, the Company recognizes, at the inception of a guarantee that is within the scope of the recognition criteria of the Interpretation, a liability for the fair value of the obligation undertaken in issuing the guarantee.
Debt and other liabilities
Debt and liabilities other than provisions are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.
Currently, the Company does not have any financial instruments that are affected by SFAS No. 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’.
Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collectibility is reasonably assured. For consumer-type products in the segments Lighting, DAP and Consumer Electronics, as well as for certain products in the Semiconductors segment, these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods pass to the customer.
For products that require substantive installation activities by the Company, such as those related to the equipment sales of the Medical Systems segment and parts of the Other Activities segment, revenue
136 Philips Annual Report 2005

recognition occurs when the aforementioned criteria for revenue recognition have been met, installation of the equipment has been finalized in accordance with the contractually agreed specifications and therefore the product is ready to be used by the customer, and subsequently a signed acceptance protocol has been obtained from the customer, or, in cases where such acceptance protocol is not contractually required, when management has established on the basis of installation and workflow protocols that the product has been installed and is ready to be used by the customer in the way contractually agreed. Typically, installation activities include, to a certain extent, assembly of the equipment on the spot. Any payments by the customer are typically contingent upon the completion of the installation process in accordance with the contractual requirements and therefore, in such instances, revenue recognition with respect to the equipment delivery is deferred until the installation process is completed.
EITF Issue No. 00-21, ‘Revenue Arrangements with Multiple Deliverables’, which was adopted in 2003, applies to some arrangements that occur in the Medical Systems businesses in which delivered equipment requires subsequent installation and training activities in order to become operable for the customer. However, since payment for the equipment is typically contingent upon the completion of the installation process, revenue recognition is required to be deferred until the installation has been completed. The Company recognizes revenues of the other deliverables based on their relative fair values.
Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is lacking, revenue recognition is postponed until the return period has lapsed. Return policies are typically in conformity with customary return arrangements in local markets.
For products for which a residual value guarantee has been granted or a buy-back arrangement has been concluded, revenue recognition takes place in accordance with the requirements for lease accounting of SFAS No.13, ‘Accounting for Leases’.
Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses and disclosed separately. Service revenue related to repair and maintenance activities for sold goods is recognized ratably over the service period or as services are rendered.
A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.
Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.
Income taxes
Income taxes are accounted for using the asset and liability method. Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within stockholders’ equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.
Current-year deferred taxes related to prior-year equity items which arise from changes in tax rates or tax laws are included in income.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carryforwards, are recognized if it is more likely than not that the asset will be realized. Deferred tax assets and liabilities are not discounted.
Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, and for undistributed earnings of minority shareholdings.
Changes in tax rates are reflected in the period that includes the enactment date.
Benefit accounting
The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87, ‘Employers’ Accounting for Pensions’, and SFAS No. 106, ‘Postretirement Benefits other than Pensions’, respectively.
Most of the Company’s defined-benefit plans are funded with plan assets that have been segregated and restricted in a trust to provide for the pension benefits to which the Company has committed itself.
When plan assets have not been segregated, the Company recognizes a provision for such amounts.
Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.
Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, over the expected average remaining service periods of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year (the corridor). Unrecognized actuarial gains and losses are reflected on the balance sheet. Unrecognized gains and losses in the Netherlands, France and Thailand are recognized by a straight-line amortization over the expected average remaining service period without applying the corridor.
In the event that the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered and based on current and past compensation levels, exceeds the market value of the plan assets and existing accrued pension liabilities, this difference and the existing prepaid pension assets are recognized as an additional minimum pension liability.
Obligations for contributions to defined-contribution pension plans are recognized as an expense in the income statement as incurred.
In certain countries, the Company also provides postretirement benefits other than pensions. The cost relating to such plans consists primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated postretirement benefit obligation, which is a discounted amount, and amortization of the unrecognized transition obligation. This transition obligation is being amortized through charges to earnings over a twenty-year period beginning in 1993 in the USA and in 1995 for all other plans.
Unrecognized prior-service costs related to pension plans and postretirement benefits other than pensions are being amortized by assigning a proportional amount to the income statements of a number of years, reflecting the average remaining service period of the active employees.
Philips Annual Report 2005   137

Group financial statements
Stock-based compensation
In 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, ‘Accounting for Stock-Based Compensation’, as amended by SFAS No. 148, ‘Accounting for Stock-Based Compensation — Transition and Disclosure’, prospectively for all employee awards granted, modified or settled after January 1, 2003. Under the provisions of SFAS No. 123, the Company recognizes the estimated fair value of equity instruments granted to employees as compensation expense over the vesting period on a straight-line basis. For awards granted to employees prior to 2003, the Company continued to account for stock-based compensation using the intrinsic value method in accordance with US Accounting Principles Board (APB) Opinion No. 25, ‘Accounting for Stock Issued to Employees’.
The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in each period:

	2003	2004	2005
Net income:

As reported	695	2,836	2,868

Add: Stock-based compensation expense included in reported net income, net of related tax	27	52	65

Deduct: stock-based compensation expense determined using the fair-value method, net of related tax	(134)	(115)	(77)

Pro forma	588	2,773	2,856

Basic earnings per share:

As reported	0.54	2.22	2.29

Pro forma	0.46	2.17	2.28

Diluted earnings per share:

As reported	0.54	2.21	2.29

Pro forma	0.46	2.16	2.28
Discontinued operations
Based on SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ the Company has determined that the level of ‘business’ is the component within Philips for which operations and cash flows can be clearly distinguished from the rest of the Company and qualifies as a discontinued operation in the event of disposal of a business. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations in accordance with SFAS No. 144. The financial information of a discontinued business is excluded from the respective captions in the consolidated financial statements and related notes and reported separately.
Cash flow statements
Cash flow statements have been prepared using the indirect method in accordance with the requirements of SFAS No. 95, ‘Statement of Cash flows’, as amended by SFAS No. 104. Cash flows in foreign currencies have been translated into euros using the weighted average rates of exchange for the periods involved.
Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from derivative instruments for which hedge accounting has been discontinued are classified consistent with the nature of the instrument as from the date of discontinuance.
Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.
Reclassifications
Certain items previously reported under specific financial statement captions have been reclassified to conform with the 2005 presentation.
138   Philips Annual Report 2005

New accounting standards
The FASB issued several pronouncements, of which the following are applicable to the Company.
In November 2004, SFAS No. 151, ‘Inventory costs, an amendment of ARB No. 43, Chapter 4’ was issued. This Statement clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalized in inventory. In addition, this Statement requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. In accordance with the early adoption provisions of the Statement, the Company has adopted SFAS No. 151 effective January 1, 2005. This Statement did not have a material effect on the Company’s financial statements.
In December 2004, the FASB issued SFAS No. 153, ‘Exchanges of Non-monetary Assets’, an amendment of APB Opinion No. 29. This Statement eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The Statement will become effective for the Company in 2006 but is not expected to have a material impact.
SFAS No. 123 (revised 2004), concerning share-based payment was issued in December 2004. The Statement is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’, which was adopted by the Company in 2003.
SFAS No. 123 (revised 2004) supersedes APB Opinion No. 25 that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. The revised Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The revised Statement contains certain changes compared with the original pronouncement. The most relevant for the Company will be the requirement to estimate forfeitures.
The Company will adopt SFAS No. 123 (Revised 2004) effective January 2006, using the modified prospective method for the transition. Since the Company has previously adopted the fair value recognition provisions of SFAS No. 123, the effects of the adoption revised standard on the Company will not be material and will be primarily limited to the effects on compensation expense for the difference, if any, between estimated forfeitures under SFAS No. 123(R) and actual forfeitures under SFAS No. 123.
In March 2005, FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations’ was issued. The Statement clarifies that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and the method of settlement. Accordingly the Company would be required to recognize a liability for the fair value of a conditional asset retirement obligation if that fair value can be reasonably estimated. The Company has investigated the existence of such obligations and concluded that the effects on the financial statements are negligible. The Statement became effective on December 31, 2005.
In May 2005 the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections’, which replaces APB Opinion No. 20 and SFAS No. 3. The Statement establishes retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements. Error corrections must be applied in the same way as accounting changes. In conformity with the transition guidance in this Statement, the Company adopted SFAS No. 154 as from May 2005.
In June 2005, the FASB issued FASB Staff Position No. 143 ‘Accounting for Electronic Equipment Waste Obligations’. This Staff Position concerns the recognition of liabilities resulting from the European Union’s Directive on Waste Electrical and Electronic Equipment (WEEE), which came into effect on February 13, 2003. Member States were required to transform the Directive into national law by August 13, 2004. The Directive stipulates who is reponsible for the costs related to the environmentally sound disposal of waste of certain types of goods. The Staff Position is primarily related to historical waste arising from sales before the enactment dates of the local laws and has mandated that no liability shall arise for historical waste held by private households, other than for waste costs for equipment in the measurement period. For products sold to commercial users, the guidance under SFAS No. 143 ‘Asset Retirement Obligations’ is applied, which had no material effect on the Company’s financial statements. The Company is a provider of equipment that falls under the EU Directive, particularly in the segments Lighting, Consumer Electronics, Domestic Appliances and Personal Care, and Medical Systems. As at the end of 2005, several significant EU Member States had not yet enacted their national legislation. Accordingly, we were not able to reliably estimate all effects of the WEEE Directive. In as far as the historical waste is concerned, which is covered by the Staff Position, the Company concluded that for the Member States where the Directive was enacted, the effects on the income statement are not material as at the end of 2005.
In November 2005, the FASB issued FASB Staff Position No. 45-3 ‘Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners’. This Staff Position amends Interpretation 45 and requires the Company to recognize a liability for guarantees granted to a third party that the revenue for a specified period of time will be at least a specified amount. The Staff Position becomes effective for the Company on January 1, 2006 for guarantees made since that date. The Staff Position further requires the Company to make all disclosures required under FIN45 for all minimum revenue guarantees irrespective of whether or not these were recognized under FIN45.
Philips Annual Report 2005   139

Group financial statements
Notes to the group financial statements
all amounts in millions of euros unless otherwise stated
(1)
Discontinued operations
Philips Mobile Display Systems
On November 10, 2005, Royal Philips Electronics and Toppoly Optoelectronics Corporation of Taiwan announced that they had signed a binding letter of intent to merge Philips’ Mobile Display Systems (MDS) business unit with Toppoly. The company will be named TPO. Upon completion of the transaction, Philips is expected to hold a stake of approximately 17.5% of the shares of TPO.
Philips separately reports the results of the MDS business as a discontinued operation. In accordance with the applicable accounting principles, previous years have been restated.
The transaction, pending regulatory approvals, is expected to be completed in the first half of 2006.
Summarized financial information for MDS activities is as follows:

	2003	2004	2005
Sales	1,100	973	653
Costs and expenses	(1,114)	(952)	(736)

Earnings before interest and tax	(14)	21	(83)
Financial income and expenses	—	—	—

Income before taxes	(14)	21	(83)
Income taxes	—	—	—

Net income	(14)	21	(83)

The 2005 results include an impairment loss of EUR 69 million.

	2003	2004	2005
Net cash (used for) provided by operating activities	(20)	74	—
Net cash used for investing activities	(24)	(15)	(15)
Net cash provided by financing activities	—	—	—

	Dec. 31,	Dec. 31,
	2004	2005
Receivables	116	135
Inventories	90	37
Property, plant and equipment	126	64
Other assets	5	5

Total assets	337	241

Accounts and notes payable	153	114
Other liabilities	35	29

Total liabilities	188	143
(2)
Acquisitions and divestments
2005
During 2005, the Company completed several disposals of activities. Also, a number of acquisitions and ventures were completed. All business combinations have been accounted for using the purchase method of accounting. However, both individually and in the aggregate — with the exception of Lumileds — these business combinations were deemed immaterial in respect of the SFAS No. 141 disclosure requirements.
Sales and EBIT related to activities divested in 2005, included in the Company’s consolidated statement of income for 2005, amounted to EUR 488 million and a loss of EUR 20 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

			other
	cash	net assets	intangible
	outflow	acquired1)	assets	goodwill
Stentor	194	(29)	108	115
Lumileds	788	(34)	268	554

1)	Excluding cash acquired
Divestments

		net assets		recognized
	cash inflow	divested 1)		gain
Connected Displays (Monitors)	—	(136	)2)	136
Philips Pension Competence Center	55	13		42
LG.Philips LCD	938	606		332
TSMC	770	310		460
NAVTEQ	932	179		753
Atos Origin	554	369		185
Great Nordic	67	19		48

1)	Excluding cash divested

2)	Represents net balance of assets received in excess of net assets divested
Stentor
In August 2005, the Company acquired all shares of Stentor, a US-based company. The related cash outflow was EUR 194 million. Stentor was founded in 1998 to provide a solution for enterprise-wide medical image and information management. The full business is included in the Medical Systems sector.
140   Philips Annual Report 2005

Lumileds
In November 2005, the Company acquired an incremental 47.25% Lumileds shares from Agilent, at a cost of EUR 788 million, which brought the Company’s participating share to a level of 96.5%. The full business is allocated to the Lighting sector.
The following table summarizes the fair value of the assets acquired and liabilities assumed with respect to the acquisition of the 47.25% additional Lumileds shares in November 2005.

November 28, 2005
Total purchase price (net of Lumileds cash)	788
Allocated to:
Property, plant and equipment	62
Goodwill	554
Working capital	(77)
Deferred tax assets	17
Other intangibles	263
In-process R&D	5
Long-term debt	(36)

788
The portion of the purchase price which has been allocated to intangible assets acquired was based upon independent appraisal.
The amount of purchased research and development assets acquired and written off in 2005 was EUR 5 million. This amount is included in the consolidated statement of income under Write-off of acquired in-process research and development.
The allocation of the purchase price to the net assets acquired had not yet been completely finalized as of December 31, 2005.
Employees of Lumileds have vested options on Lumileds shares which must be offered to Lumileds when executed and Lumileds is obliged to acquire these shares. The liability at December 31, 2005 related to these vested options is EUR 86 million. There are 3,187,545 and 3,018,442 unvested options at November 28, 2005 and December 31, 2005 respectively.
Other Intangibles, excluding in-process research and development, is comprised of the following:

		amorti-
		zation
		period
	amount	in years
Core technology	55	8.3
Existing technology	91	6.6
Customer relationships	102	10.5
Luxeon trade name	14	16.0
Backlog	1	1.0

	263
Since consolidation, Lumileds contributed a loss to Philips of EUR 11 million
The following tables present the year-to-date unaudited results of Lumileds and the effect on Philips’ results if Lumileds had been consolidated as of January 1, 2004.

	January-December 2005
	reported	pro forma		pro forma
	results	adjustments		results
Sales	252	(17)		235
EBIT	56	(76)		(20)
Net income	53	(73	)1)	(20)
Earnings per share — in euros				(0.02)

1)	Consisting of amortization of intangibles (EUR 21 million), share-based expense (EUR 23 million), reversal of results relating to unconsolidated companies (EUR 18 million) and reversal of December results (EUR 11 million)

	January-December 2004
	reported	pro forma		pro forma
	results	adjustments		results
Sales	234	–		234
EBIT	56	(52)		4
Net income	52	(59	)1)	(7)
Earnings per share — in euros				(0.01)

1)	Consisting of amortization of intangibles (EUR 21 million), share-based payment expense (EUR 13 million) and reversal of results relating to unconsolidated companies (EUR 25 million)
Connected Displays (Monitors)
In September 2005, Philips sold certain activities within its monitors and flat TV business to TPV Technologies, a Hong Kong listed company for a 15% ownership interest in TPV and a convertible bond of EUR 220 million. A gain of EUR 136 million was recognized in Other business income (expense). TPV will continue to produce for Philips the monitors that will be sold under the Philips brand. The Company accounts for the investment in TPV using the equity value since the Company can exercise significant influence. The Company also has representation on TPV’s board.
Philips Pension Competence Center / Pension Investment Management / Philips Pension Management
In September 2005, the Company sold the legal entities which perform the asset management function and the pension administration of the Philips Pension Fund to Merrill Lynch and Hewitt, respectively. The transactions resulted in a cash inflow of EUR 55 million and a profit of EUR 42 million, which has been reported under Other business income (expense).
LG.Philips LCD
In July 2005, LG.Philips LCD issued 65,000,000 American Depository Shares or an equivalent of 32,500,000 shares, resulting in a dilution gain of EUR 189 million. Contemporaneously, the Company sold 9,375,000 common shares. In December 2005 the Company sold 18 million common shares. As a result of these two transactions, the Company had a cash inflow of EUR 938 million and a profit on the sales of shares of EUR 332 million, which has been reported as Results relating to unconsolidated companies. As a result of these transactions, the Company’s participating share in LG.Philips LCD was reduced to 32.9%.
TSMC
In July and September 2005, Philips sold 567,605,000 common shares in the form of American Depository Shares. This resulted in a cash inflow of EUR 770 million and a profit of EUR 460 million, which has been reported as Results relating to unconsolidated companies.
Philips Annual Report 2005   141

Group financial statements
Philips’ shareholding after these transactions was reduced from 19.0% to 16.4%. In 2005, Philips continued to account for this investment using the equity method of accounting, because it continued to have significant influence.
Great Nordic
In September 2005, the Company sold its remaining share of 3.1% in Great Nordic. This resulted in a cash inflow of EUR 67 million and a profit of EUR 48 million, which has been reported under Financial income and expenses.
Atos Origin
In July 2005, Philips sold its remaining share of 15.4% in Atos Origin. This resulted in a cash inflow of EUR 554 million and a profit of EUR 185 million, which has been reported under Financial income and expenses.
NAVTEQ
In April and May 2005, the Company sold its remaining share of 37.1% in NAVTEQ. This resulted in a cash inflow of EUR 932 million and a profit of EUR 753 million, which has been reported as Results relating to unconsolidated companies.
2004
During 2004, the Company completed several disposals of activities. Also, a number of acquisitions and ventures were completed. All business combinations have been accounted for using the purchase method of accounting. However, both individually and in the aggregate these business combinations were deemed immaterial in respect of the SFAS No. 141 disclosure requirements.
Sales and EBIT related to activities divested in 2004 for the period included in the consolidation amounted to EUR 190 million and a profit of EUR 60 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

			other
	cash	net assets	intangible
	outflow	acquired1)	assets	goodwill
Philips-Neusoft Medical
Systems	49	1	5	43
Gemini Industries	48	32	8	8
Industriegrundstuecks-Verwaltungs	12	12	—	—

1)	Excluding cash acquired
Divestments

		net assets	recognized
	cash inflow	divested1)	gain (loss)
Philips HeartCare Telemedicine Services	(8)	(6)	(2)
Atos Origin	552	401	151
NAVTEQ	672	37	635

Philips Consumer Electronics Industries Poland	(24)	(24)	—

1)	Excluding cash divested
Philips HeartCare Telemedicine Services
In January 2004, the Company sold its 80% interest in the Philips HeartCare Telemedicine Services (PHTS) venture to the other owner, SHL Telemedicine International, an Israeli company in which the Company holds an 18.6% interest. The investment in SHL Telemedicine is accounted for using the cost method. The transaction resulted in a cash outflow of EUR 8 million and a loss of EUR 2 million in 2004. Accordingly, the PHTS entity was deconsolidated in January.
Philips and Neusoft Medical Systems
In July 2004, the Company and China Neusoft Group formed a venture in which Philips has an equity participation of 51%. The acquisition was completed through a series of asset transfers and capital injection transactions. The effect of the transactions is that Philips paid EUR 49 million in cash for the interest acquired. Neusoft contributed its manufacturing assets and knowledge to the venture and holds the other 49%. Intangible assets and goodwill have been recognized at amounts totaling EUR 48 million, of which EUR 43 million relates to goodwill. The venture will license know-how from Philips. Through this new venture Philips can deploy its strategy for the market in China and gain a direct link to a long-term supply of skilled personnel including research and development capabilities. The entity has been consolidated since July 2004.
Gemini Industries
In August 2004, the Company acquired all of the shares of Gemini Industries, a North American supplier of consumer electronics and PC accessories at a cost of EUR 48 million, including the assumption of bank debt that was liquidated simultaneously with the acquisition. The cost of the acquisition has been allocated based upon the fair value of assets acquired and liabilities assumed. Based upon an independent appraisal, EUR 8 million has been assigned to a customer-related intangible asset. Additionally, EUR 8 million, representing the excess of cost over the fair value of the net assets acquired, has been recorded as goodwill. The customer-related intangible asset is being amortized over its estimated useful life of 15 years.
NAVTEQ
The IPO of our NAVTEQ subsidiary in August 2004 resulted in a EUR 635 million gain on the sale of shares and a cash inflow of EUR 672 million. Following the IPO, Philips’ interest in NAVTEQ decreased from 83.5% to 34.8%. (37.7% upon settlement of the purchase by the Company of an additional 2.6 million shares). Accordingly, consolidation of NAVTEQ ceased as from August 2004, while our remaining interest is accounted for using the equity method.
Philips Consumer Electronics Industries Poland
In December 2004, Philips sold its Polish television assembly plant in Kwidzyn, Poland to Jabil Circuit, a global electronics manufacturer. The transaction resulted in a cash outflow of EUR 24 million. Jabil will continue production assembly for Philips from the facility.
Atos Origin
In December 2004, Philips sold a 16.5% stake in Atos Origin. The cash proceeds from this sale were EUR 552 million, while the gain amounted to EUR 151 million. At December 31, 2004, Philips held a stake of 15.4%. As a result of this transaction, the Company ceased using the equity method of accounting for Atos Origin as from December 2004, because no significant influence in Atos Origin could be exercised.
Industriegrundstuecks-Verwaltungs (IGV)
In December 2004, the Company acquired the shares of IGV, a real estate company which held a substantial part of the buildings that were rented by the Company in Austria. The transaction involved a cash outflow of EUR 12 million.
2003
During 2003, the Company completed several disposals of activities. Also a number of acquisitions and ventures were completed. All business combinations have been accounted for using the purchase method of accounting. However, both individually and in the aggregate these business combinations were deemed immaterial in respect of the SFAS No. 141 disclosure requirements.
The effects of divested activities in 2003 had no material impact on sales and EBIT.
142  Philips Annual Report 2005

The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

			other
	cash	net assets	intangible
	outflow	acquired1)	assets	goodwill
InterTrust Technologies Corporation	202	35	156	11
Philips BenQ Digital Storage	5	5	—	—
Arcadyan venture	6	6	—	—

1)	Excluding cash acquired
Divestments

		net assets	recognized
	cash inflow	divested1)	gain
Speech Processing Telephony and Voice Control	34	14	20
TSMC	908	213	695

1)	Excluding cash divested
InterTrust Technologies
In January 2003, the Company acquired 49.5% of the 99.3 million shares of InterTrust Technologies at a price of USD 4.25 per share. The investment is accounted for using the equity method. InterTrust develops and licenses intellectual property for Digital Rights Management and trusted computing.
Speech Processing Telephony and Voice Control
In January 2003, the Company completed the sale of its Speech Processing Telephony and Voice Control businesses to Scansoft of Peabody, United States, at a price of EUR 34 million, resulting in a gain of EUR 20 million.
Philips BenQ Digital Storage
In March 2003, the Company acquired 51% of the shares of Philips BenQ Digital Storage at a price of EUR 5 million. Philips consolidated the venture from March 2003 onwards. The remaining shares are owned by BenQ. Philips and BenQ Taipei, Taiwan, established the company to cooperate in the areas of new optical standards, research, and particularly in the definition of product roadmaps, product development, manufacturing of products, and customer support for optical storage devices for data applications.
Arcadyan venture
In July 2003, the Arcadyan Technology was established between Accton Technology of Taiwan (52% ownership) and the Company (48% ownership). Philips and Accton each hold three seats on the board. Both companies are customers and development partners of the venture for wireless connectivity products. Both parents contributed their wireless businesses to the venture, mainly consisting of intangible assets including intellectual property and to a lesser extent tangible assets including cash, which were recorded by the venture at their carrying values. The carrying value of Philips’ contribution was EUR 6 million. The Company’s investment in the venture is accounted for using the equity method.
TSMC
In November 2003, Philips sold 100 million American Depository Shares, each representing five common shares of TSMC. As a result of this transaction, Philips’ shareholding in TSMC was reduced from 21.5% to 19.1%. Philips continued to account for its investment using the equity method of accounting because it continued to have significant influence.
(3)
Earnings before interest and tax
For information related to sales and earnings before interest and tax on a geographical and segmental basis, see the section Information by sectors and main countries that begins on page 131.

	2003	2004	2005
Goods	25,930	26,639	27,614
Services	1,467	2,015	2,245
Licenses	540	692	536

	27,937	29,346	30,395
Salaries and wages

	2003	2004	2005
Salaries and wages	5,877	5,789	5,833
Pension costs	440	281	258
Other social security and similar charges:
- Required by law	842	763	755
- Voluntary	207	207	(15)

	7,366	7,040	6,831
Included in salaries and wages is an amount of EUR 116 million (2004: EUR 153 million, 2003: EUR 169 million) relating to restructuring charges.
See note 22 to the financial statements for further information on pension costs.
For the remuneration of the Board of Management and Supervisory Board, please refer to note 36.
Employees
The average number of employees by category is summarized as follows:

incl. MDS - FTEs	2003	2004	2005
Production	92,605	88,408	84,713
Research & development	21,213	20,406	20,369
Other	33,609	33,152	32,717

Permanent employees	147,427	141,966	137,799
Temporary employees	18,966	23,350	23,128

	166,393	165,316	160,927
Depreciation and amortization
Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2003	2004	2005
Depreciation of property, plant and equipment	1,518	1,369	1,256
Amortization of internal use software	164	145	113
Amortization of other intangible assets	151	150	133
Impairment of goodwill	148	596	—
Write-off of acquired in-process R&D	—	—	6

	1,981	2,260	1,508
Philips Annual Report 2005   143

Group financial statements
Depreciation of property, plant and equipment includes an additional write-off in connection with the retirement of property, plant and equipment amounting to EUR 19 million in 2005 (2004: EUR 28 million, 2003: EUR 33 million).
Included in depreciation of property, plant and equipment is an amount of EUR 27 million (2004: EUR 125 million, 2003: EUR 254 million) relating to impairment charges.
Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales.
In 2005 no goodwill impairments were recorded (2004: EUR 596 million, of which EUR 590 million related to MedQuist; 2003 EUR 148 million mainly related to MedQuist).
Rent
Rent expenses amounted to EUR 450 million in 2005 (2004: EUR 403 million, 2003: EUR 451 million).
Selling expenses
Advertising and sales promotion costs incurred during 2005 totaled EUR 927 million (2004: EUR 898 million, 2003: EUR 871 million) and are included in selling expenses. Shipping and handling costs of EUR 517 million are also included (2004: EUR 466 million, 2003: EUR 515 million).
General and administrative expenses
General and administrative expenses include the costs related to management and staff departments in the corporate center, divisions and country/regional organizations, amounting to EUR 1,166 million in 2005 (2004: EUR 1,175 million, 2003: EUR 1,231 million). Additionally, the pension costs and costs of other postretirement benefit plans relating to employees, not attributable to current division activities, amounted to a net cost of EUR 16 million in 2005 (2004: EUR 151 million, 2003: EUR 254 million).
Research and development expenses
Expenditures for research and development activities amounted to EUR 2,559 million, representing 8.4% of sales (2004: EUR 2,514 million, 8.6% of sales; 2003: EUR 2,571 million, 9.2% of sales).
For information related to research and development expenses on a segmental basis, see the section Information by sectors and main countries that begins on page 131.
Other business income (expense)
Other business income (expense) consists of the following:

	2003	2004	2005
Results on disposal of businesses	36	639	175
Results on disposal of fixed assets	89	56	165
Remaining business income (expense)	124	15	113

	249	710	453
Results on the disposal of businesses consisted of:

	2003	2004	2005
Connected Displays (Monitors)	—	—	136
Philips Pension Competence Center	—	—	42
Initial public offering NAVTEQ	—	635	—
Remaining activities of PCMS	15	—	—
Speech Processing activities	20	—	—
Other	1	4	(3)

	36	639	175
(4)
The result on disposal of businesses in 2005 related mainly to the sale of certain activities within the Company’s monitors and flat TV business to TPV at a gain of EUR 136 million, and the sale of asset management and pension administration activities to Merrill Lynch and Hewitt respectively at a gain of EUR 42 million (refer to note 2). The result on disposal of fixed assets in 2005 mainly related to the sale of buildings in Suresnes, France (EUR 67 million) and in the Netherlands (EUR 36 million). In 2005, remaining business income (expense) consists of the settlement of some legal claims and some releases of provisions.
The result on disposal of businesses in 2004 primarily consists of a non- taxable gain of EUR 635 million on the initial public offering of NAVTEQ which included cumulative translation losses of EUR 11 million. In 2004, remaining business income (expense) consists of a variety of items, the most significant being insurance recoveries of EUR 58 million, releases of provisions related to the disentanglement of some former businesses, and the payment of EUR 133 million for the settlement of litigation in the US with Volumetrics, net of insurance. Other business income (expense) in 2003 included the release of a provision of EUR 50 million related to the purchase of shares of NAVTEQ, as well as insurance benefits and releases of provisions related to previous divestments.
Restructuring and impairment charges
In 2005, a charge of EUR 149 million was recorded for restructuring and asset impairment. Goodwill impairment charges were zero in 2005, while in 2004 and 2003 the Company recorded goodwill impairment charges aggregating to EUR 596 million and EUR 148 million respectively, primarily related to MedQuist. Inventory write-downs as part of restructuring projects were recorded in the cost of sales and amounted to zero in 2005 (2004: EUR 33 million, 2003: nil). The components of restructuring and impairment charges recognized in 2003, 2004 and 2005 are as follows:

	2003	2004	2005
Personnel lay-off costs	169	153	116
Write-down of assets	254	125	27
Other restructuring costs	63	37	18
Release of excess provisions	(83)	(27)	(12)

Net restructuring and impairment charges	403	288	149
Goodwill impairment	148	596	—

Total restructuring and impairment charges	551	884	149
The restructuring and impairment charges are included in the following line items in the income statement:

	2003	2004	2005
Cost of sales	352	209	91
Selling expenses	39	41	32
G&A expenses	5	12	4
Research & development expenses	7	26	22

Net restructuring and impairment charges	403	288	149
144  Philips Annual Report 2005

The most significant new projects in 2005
Within Consumer Electronics (CE), the Audio/Video Innovation Center in Austria and Mobile Phone Business in France were closed. The gross charge for these projects totaled EUR 67 million and consisted of:
Lay-off costs    EUR 54 million and related to approximately 1,100 people Other costs EUR 13 million
Please refer to the table below for a presentation of the December 31 balance and a roll-forward within CE during the year:

	Dec. 31,				Dec. 31,
	2004	additions	utilized	released	2005
Personnel costs	22	54	(62)	(1)	13
Other costs	11	13	(14)	—	10

	33	67	(76)	(1)	23
Within Other Activities, mainly PolyLed, CMS-Louviers, ETG and Power Solutions activities have been rationalized. Costs related to these actions totaled EUR 41 million and consisted of:

Lay-off costs	EUR 16 million and related to approximately 380 people
Write-down of assets	EUR 25 million
Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Other Activities during the year:

	Dec. 31,				other	Dec. 31,
	2004	additions	utilized	released	changes	2005
Personnel costs	39	16	(12)	(3)	(10)	30
Write-down of assets	—	25	(25)	—	—	—
Other costs	20	—	(2)	—	(18)	—

	59	41	(39)	(3)	(28)	30
Semiconductors continued their efforts for ongoing reduction of excess capacity, overhead- and research and development costs in Europe. Related restructuring costs recognized in the 2005 income statement amounted to EUR 12 million and consisted of:

Lay-off costs	EUR 10 million and related to approximately 225 people
Write-down of assets	EUR 2 million
Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Semiconductors during the year:

	Dec. 31,				Dec. 31,
	2004	additions	utilized	released	2005
Personnel costs	39	10	(25)	(4)	20
Write-down of assets	—	2	(2)	—	—
Other costs	2	—	(2)	—	—

	41	12	(29)	(4)	20
Within Lighting, ongoing rationalization took place in Lamps through the downsizing of capacity and transfer of production to low-wage countries. Costs related to these actions in Spain, the Netherlands and India totaled EUR 35 million and consisted of:

Lay-off costs	EUR 32 million and related to approximately 350 people
Other costs	EUR 3 million
Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Lighting during the year:

	Dec. 31,				Dec. 31,
	2004	additions	utilized	released	2005
Personnel costs	11	32	(35)	(3)	5
Other costs	1	3	(3)	—	1

	12	35	(38)	(3)	6
The remaining restructuring projects in 2005 for the Company amounted to EUR 6 million and covered a number of smaller projects, relating to lay-offs and certain other costs. Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Remaining other projects during the year:

	Dec. 31,				Dec. 31,
	2004	additions	utilized	released	2005
Personnel costs	2	4	(2)	(1)	3
Other costs	1	2	(3)	—	—

	3	6	(5)	(1)	3
The balance of restructuring liabilities as of December 31, 2005 amounted to EUR 82 million (2004: EUR 148 million), which is presented in the balance sheet under accrued liabilities. At December 31, 2004, EUR 114 million was presented under accrued liabilities and EUR 34 million under provisions.
The following tables present the changes in the restructuring liabilities from December 31, 2002 to December 31, 2005:

	Dec. 31,				other	Dec. 31,
	2004	additions	utilized	released	changes1)	2005
Personnel costs	113	116	(136)	(12)	(10)	71
Write-down of assets	—	27	(27)	—	—	—
Other costs	35	18	(24)	—	(18)	11

	148	161	(187)	(12)	(28)	82

1)	Other changes primarily related to translation differences

	Dec. 31,				other	Dec. 31,
	2003	additions	utilized	released	changes1)	2004
Personnel costs	151	153	(173)	(13)	(5)	113
Write-down of assets	—	125	(125)	—	—	—
Other costs	86	37	(63)	(14)	(11)	35

	237	315	(361)	(27)	(16)	148

1)	Other changes primarily related to translation differences
Philips Annual Report 2005   145

Group financial statements

	Dec. 31,				other	Dec. 31,
	2002	additions	utilized	released	changes 1)	2003
Personnel costs	257	169	(226)	(45)	(4)	151

Write-down of assets	15	254	(269)	—	—	—
Other costs	155	63	(86)	(38)	(8)	86

	427	486	(581)	(83)	(12)	237

1) Other changes primarily related to translation differences.
The movements in the provisions and liabilities for restructuring costs in 2004 are presented by sector as follows:

	Dec. 31,				other	Dec. 31,
	2003	additions	utilized	released	changes 1)	2004
Medical Systems	22	3	(14)	(8)	(1)	2
DAP	3	8	(10)	—	—	1

Consumer Electronics	55	140	(157)	(2)	(3)	33
Lighting	10	65	(56)	(2)	(5)	12
Semiconductors	66	41	(58)	(9)	1	41
Other Activities	81	58	(66)	(6)	(8)	59

	237	315	(361)	(27)	(16)	148

1) Other changes primarily related to translation differences
Additions in 2004 of EUR 315 million are presented by sector as follows:

	personnel	write-down
	costs	of assets	other costs	total
Medical Systems	3	—	—	3
DAP	8	—	—	8
Consumer Electronics	61	50	29	140
Lighting	30	33	2	65
Semiconductors	40	—	1	41
Other Activities	11	42	5	58

	153	125	37	315
The movements in the provisions and liabilities for restructuring costs in 2003 are presented by sector as follows:

	Dec. 31,				other	Dec. 31,
	2002	additions	utilized	released	changes 1)	2003
Medical Systems	41	18	(25)	(11)	(1)	22
DAP	6	—	(3)	—	—	3
Consumer Electronics	84	72	(86)	(14)	(1)	55
Lighting	16	29	(33)	(2)	—	10
Semiconductors	76	309	(288)	(27)	(4)	66
Other Activities	203	58	(145)	(29)	(6)	81
Unallocated	1	—	(1)	—	—	—

	427	486	(581)	(83)	(12)	237

1) Other changes primarily related to translation differences
Additions of EUR 486 million are presented by sector as follows:

	personnel	write-down
	costs	of assets	other costs	total
Medical Systems	14	—	4	18
DAP	—	—	—	—
Consumer Electronics	58	10	4	72
Lighting	20	5	4	29
Semiconductors	50	209	50	309
Other Activities	27	30	1	58

	169	254	63	486
The releases of surplus in 2005, 2004 and 2003 were primarily attributable to reduced severance due to a transfer of employees who were originally expected to be laid off to other positions in the Company. In 2004, the release was partly attributable to tools and equipment sold, which was originally not foreseen in the plan.
The Company expects to make maximum cash expenditures of EUR 82 million in the next two years under existing restructuring programs.
(5)
Financial income and expenses

	2003	2004	2005
Interest income	33	48	92
Interest expense	(361)	(306)	(289)

Total interest expense, net	(328)	(258)	(197)

Income from non-current financial assets	148	442	240
Foreign exchange results	(59)	(1)	1
Miscellaneous financing costs/income, net	(5)	33	64

Total other financial income and expense	84	474	305

	(244)	216	108
146   Philips Annual Report 2005

Interest income increased to EUR 92 million during 2005; this was mainly as a result of the higher average cash position of the Group during 2005.
Income from non-current financial assets in 2005 included EUR 233 million of tax-exempt gains from the sale of the remaining shares in Atos Origin and Great Nordic. In 2004, this included EUR 440 million of tax-exempt gains on the sale of the remaining shares in ASML and Vivendi Universal. In 2003, it included tax-exempt gains of EUR 146 million on the sale of shares in ASML, JDS Uniphase and Vivendi Universal.
Foreign exchange results in 2003 were mainly attributable to a currency loss caused by a deficiency in an automated currency conversion system.
Miscellaneous financing costs/income in 2005 included a fair value gain on the share option within the convertible bond that was received in connection with the sale and transfer of certain activities within the Company’s monitors and flat TV business to TPV (EUR 53 million). Refer to note 2.
Miscellaneous financing costs in 2004 included income of EUR 46 million, representing interest recognized as a result of a favorable resolution of the fiscal audits.
(6)
Income taxes
The tax expense on income before tax amounted to EUR 586 million in 2005 (2004: tax expense EUR 358 million, 2003: tax benefit EUR 15 million). TSMC shares held by Philips in Taiwan were transferred to Philips in the Netherlands to improve the efficiency of possible future disposals. This resulted in a withholding tax expense of EUR 240 million in 2005.
The components of income before taxes are as follows:

	2003	2004	2005
Netherlands	83	1,003	775
Foreign	175	799	1,112

Income before taxes	258	1,802	1,887

The components of income tax expense are as follows:
Netherlands:
Current taxes	10	(46)	3
Deferred taxes	(238)	(150)	(145)

	(228)	(196)	(142)

Foreign:
Current taxes	(248)	(254)	(488)
Deferred taxes	491	92	44

	243	(162)	(444)

Income tax (expense) benefit from continuing operations	15	(358)	(586)
Philips’ operations are subject to income taxes in various foreign jurisdictions. Besides tax incentives, the statutory income tax rates vary from 12.5% to 41.0%, which causes a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 31.5%. A reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

	2003	2004	2005
Weighted average statutory income tax rate	35.3	33.8	33.4
Tax effect of:

Changes in the valuation allowance:
• utilization of previously reserved loss carryforwards	(54.4)	(1.0)	(2.6)
• new loss carryforwards not expected to be realized	37.7	2.5	4.6
• releases and other changes	(40.6)	(3.5)	(8.2)

Non-tax-deductible impairment charges	19.6	11.2	—
Non-taxable income	(40.5)	(25.2)	(9.1)
Non-tax-deductible expenses	43.6	2.1	4.1
Withholding and other taxes	3.4	0.9	14.8
Tax incentives and other	(9.9)	(0.9)	(5.9)

Effective tax rate	(5.8)	19.9	31.1

In the reconciliation between the weighted average statutory income tax rate as a percentage of total income before taxes and the effective tax rate, non-taxable gains on the sale of shares of Great Nordic and Atos Origin, and of certain activities within the Company’s monitors and flat TV business, are included in the line non-taxable income.
Deferred tax assets and liabilities
Deferred tax assets and liabilities relate to the following balance sheet captions:

	2004		2005
	assets	liabilities	assets	liabilities
Intangible assets	130	(210)	100	(290)
Property, plant and equipment	130	(100)	120	(80)
Inventories	140	(30)	170	(30)
Prepaid pension costs	30	(390)	10	(500)
Other receivables	80	(30)	80	(20)
Other assets	360	(60)	340	(80)

Provisions:
• Pensions	220	(10)	260	(10)
• Restructuring	30	—	30	—
• Guarantees	20	—	10	—
• Termination benefits	80	—	30	—
• Other postretirement benefits	90	—	120	—
• Other	370	(10)	550	(80)

Other liabilities	120	(49)	210	(68)

Total deferred tax assets/liabilities	1,800	(889)	2,030	(1,158)

Tax loss carryforwards (including tax credit carryforwards)	1,553		1,743

Net deferred tax position	2,464		2,615

Valuation allowances	(895)		(935)

Net deferred tax assets	1,569		1,680
Philips Annual Report 2005   147

Group financial statements
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2005.
The valuation allowance for deferred tax assets as of December 31, 2005 and 2004 was EUR 935 million and EUR 895 million respectively. The net changes in the total valuation allowance for the years ended December 31, 2005, 2004 and 2003 were an increase of EUR 40 million, and decreases of EUR 170 million and EUR 184 million respectively. The EUR 40 million increase in the valuation allowance for deferred tax assets is mainly related to exchange differences. In some jurisdictions there was an increase of EUR 83 million in valuation allowances due to additional losses. Further tax audits by tax authorities in various jurisdictions with respect to multiple fiscal years were finalized, resulting in a decrease of EUR 119 million in the valuation allowance.
The portion of the valuation allowance relating to deferred tax assets, for which subsequently recognized tax benefits will be allocated to reduce goodwill or other intangible assets of an acquired entity or directly to contributed capital, amounts to EUR 39 million (2004: EUR 38 million).
At December 31, 2005, operating loss carryforwards expire as follows:

						2011/
Total	2006	2007	2008	2009	2010	2015	later	unlimited
5,090	230	140	40	90	80	120	770	3,620
The Company also has tax credit carryforwards of EUR 361 million, which are available to offset future tax, if any, and which expire as follows:

						2011/
Total	2006	2007	2008	2009	2010	2015	later	unlimited
361	2	1	1	12	—	230	30	85
Classification of the deferred tax assets and liabilities takes place at a fiscal entity level as follows:

	2004	2005
Deferred tax assets grouped under other current assets	334	482
Deferred tax assets grouped under other non-current assets	1,463	1,523
Deferred tax liabilities grouped under provisions	(228)	(325)

	1,569	1,680

Classification of the income tax payable and receivable is as follows:

	2004	2005
Income tax receivable grouped under current receivables	46	71
Income tax receivable grouped under non-current receivables	23	10
Income tax payable grouped under current liabilities	(277)	(524)
Income tax payable grouped under non-current liabilities	(74)	(59)

The amount of the unrecognized deferred income tax liability for temporary differences of EUR 118 million (2004: EUR 141 million) relates to unremitted earnings in foreign Group companies, which are considered to be permanently re-invested. Under current Dutch tax law, no additional taxes are payable. However, in certain jurisdictions, withholding taxes would be payable.
(7)
Investments in unconsolidated companies
Results relating to unconsolidated companies

	2003	2004	2005
Company’s participation in income and loss	169	983	440
Results on sales of shares	715	193	1,545
Gains and losses arising from dilution effects	53	254	165
Investment impairment/guarantee charges	(431)	(8)	(469)

	506	1,422	1,681

Detailed information of the aforementioned individual line items is set out below.
Company’s participation in income and loss

	2003	2004	2005
LG.Philips LCD	382	575	146
LG.Philips Displays	(385)	(69)	(39)
SSMC	(7)	—	—
Others	179	477	333

	169	983	440

2005
The Company has a share in income, mainly TSMC and LG.Philips LCD, and losses, mainly Crolles2 (due to ongoing research and development expenditures) and LG.Philips Displays. The operational loss of LG.Philips Displays included restructuring costs of EUR 30 million.
2004
LG.Philips Displays’ loss included impairment charges of EUR 84 million, which were recorded in conjunction with the write-down of its assets in Dreux (France), Ann Arbor (USA) and Barcelona (Spain).
InterTrust Technologies contributed a net gain of EUR 100 million related to its license agreement with Microsoft. Various other unconsolidated companies (primarily TSMC and Atos Origin) contributed a net profit of EUR 377 million. As of August 2004, NAVTEQ was recorded under investments in unconsolidated companies.
148   Philips Annual Report 2005

2003
LG.Philips Displays’ loss was primarily attributable to impairment charges recorded in conjunction with a write-down of its assets. Various other unconsolidated companies (primarily TSMC and Atos Origin) contributed a net profit of EUR 172 million.
Results on sales of shares

	2003	2004	2005
NAVTEQ	—	—	753

TSMC	695	—	460

LG.Philips LCD	—	—	332
Atos Origin	—	151	—
Others	20	42	—

	715	193	1,545

2005
In 2005, Philips sold its remaining 33.1 million shares in NAVTEQ, resulting in a non-taxable gain of EUR 753 million. As a result of this transaction, Philips’ shareholding in NAVTEQ was reduced to zero.
Results on sales of shares include a gain of EUR 460 million resulting from the sale of 567,605,000 common shares in the form of American Depository Shares in TSMC. Following the aforementioned sale of TSMC shares, Philips’ shareholding in TSMC was reduced to 16.4%. During 2005, the Company was represented on the board of directors and continued to exercise influence by participating in the policy-making processes of TSMC. Accordingly the Company continued to apply equity accounting for TSMC. In January 2006, Philips’ influence on TSMC, including representation on the TSMC Board, will be reduced. Effective January 2006, the investment will be transferred to available-for-sale securities since Philips will no longer be able to exercise significant influence, and will cease to apply equity accounting as of that date.
In 2005, Philips sold 27,375,000 shares of LG.Philips LCD common stock, resulting in a gain of EUR 332 million. As a result of the sale, Philips’ shareholding in LG.Philips LCD was reduced from 40.5% to 32.9%.
2004
In December 2004 Philips sold a total of 11 million shares in Atos Origin for an amount of EUR 552 million, resulting in a non-taxable gain of EUR 151 million. As a result, Philips’ holding in Atos Origin decreased to 15.4%. The remaining investment was no longer valued according to the equity method, and was reclassified to other non-current financial assets (please refer to note 14).
2003
Results on the sale of shares included a gain of EUR 695 million resulting from the sale of 100 million American Depository Shares, each representing 5 common shares of TSMC. Following the aforementioned sale of TSMC shares, Philips’ shareholding in TSMC was reduced to 19.1% at December 31, 2003.
Gains and losses arising from dilution effects

	2003	2004	2005
LG.Philips LCD	—	108	189
Atos Origin	68	156	—
TSMC	(15)	(10)	(24)

	53	254	165

2005
The secondary offering of LG.Philips LCD of 65,000,000 American Depository Shares in July 2005 has resulted in a dilution gain of EUR 189 million reducing our share from 44.6% to 40.5%. Furthermore, a loss of EUR 24 million related to the issuance of shares to employees of TSMC was included. According to TSMC’s Articles of Incorporation, yearly bonuses to employees have been granted, partially in shares. Philips shareholding in TSMC was diluted as a result of the shares issued to employees.
2004
The results relating to unconsolidated companies for 2004 were affected by several dilution gains and losses. The IPO of LG.Philips LCD resulted in a dilution of Philips’ shareholding from 50% to 44.6%. The Company’s participation in Atos Origin was impacted by a dilution gain resulting from the acquisition of Schlumberger Sema by Atos Origin, which diluted the Company’s shareholding from 44.7% to 31.9%. As in 2003, the Company’s shareholding in TSMC was diluted as a result of shares issued to employees, in 2004 by 0.2%. Also in 2004, the TSMC Board of Management decided to withdraw some share capital, increasing Philips’ shareholding by 0.1%.
2003
In August 2002, Atos Origin purchased all of the common stock of KPMG Consulting in the UK and the Netherlands. The consideration for the acquisition consisted of the issue of 3,657,000 bonds redeemable in shares (ORA bonds) with stock subscription warrants attached at a price of EUR 64.20 each, representing a total amount of EUR 235 million, and a cash payment of EUR 417 million. The bonds and warrant bonds were redeemed in shares in August 2003. As a consequence, Philips’ shareholding was diluted from 48.4% to 44.7%.
Investment impairment/guarantee charges

	2003	2004	2005
LG.Philips Displays	(411)	—	(458)
Others	(20)	(8)	(11)

	(431)	(8)	(469)

2005
Investment impairment charges in 2005 related to LG.Philips Displays (LPD) and a few smaller investments. In December 2005, as a result of various factors including lower demand and increased pricing pressures for CRT, the Company concluded that its investment in LG.Philips Displays was impaired. Accordingly, the Company wrote off the remaining book value of the investment and recorded an impairment charge of EUR 126 million. Additionally, the Company recognized the accumulated foreign translation loss related to this investment of approximately EUR 290 million. The recognition of this translation loss had no impact on Philips’ equity.
The Company also fully provided for the existing guarantee of EUR 42 million provided to LPD’s banks. Philips will not inject further capital into LPD.
2004
Investment impairment charges in 2004 related to a few smaller investments.
2003
In 2003, LG.Philips Displays was impacted by worsening market conditions and increased price erosion, mainly caused by the rapid penetration of Liquid Crystal Display panels for application in TV and monitors. For LPD, the revised market outlook resulted in a non-cash asset impairment charge of USD 771 million and in restructuring charges of approximately USD 171 million in 2003.
Philips Annual Report 2005   149

Group financial statements
Investments in, and loans to, unconsolidated companies
The changes during 2005 are as follows:

	total	investments	loans
Balance of equity method investments as of January 1, 2005	5,590	5,541	49
Changes:
Transfer to/from consolidated companies	(56)	(56)	—
Acquisitions/additions	207	207	—
Sales/repayments	(917)	(869)	(48)
Share in income/value adjustments	453	453	—
Impairment losses	(126)	(126)	—
Dividends received	(312)	(312)	—
Translation and exchange rate differences	802	796	6

Balance of equity method investments as of December 31, 2005	5,641	5,634	7
Cost method investments	57	57	—

Balance as of December 31, 2005	5,698	5,691	7
Included in investments is EUR 763 million (2004: EUR 980 million), representing the excess of the Company’s investment over its underlying equity in the net assets of the unconsolidated companies. The principal amount is EUR 752 million (2004: EUR 857 million) for LG.Philips LCD.
Transfer to consolidated companies relates to Lumileds, which was consolidated as of the end of November 2005. Refer to note 2.
Acquisitions primarily relate to the shareholding in TPV (EUR 107 million) that resulted from the sale and transfer of certain activities within the Company’s monitors and flat TV business (refer to note 2) and an additional investment in Crolles2 (EUR 55 million).
Sales/repayments mainly relate to the sale of the remaining shareholding in NAVTEQ (EUR 160 million). Furthermore, the sale of shares in TSMC (EUR 248 million) and LG.Philips LCD (EUR 456 million) is included.
Dividends received mainly relate to TSMC of EUR 220 million (2004: EUR 58 million) and InterTrust of EUR 90 million.
The total carrying value of investments in, and loans to, unconsolidated companies is summarized as follows:

	2004		2005
	share-		share-
	holding %	amount	holding %	amount
LG.Philips Displays	50	155	50	—
LG.Philips LCD	45	2,714	33	2,903
Taiwan Semiconductor Manufacturing Company	19	1,864	16	2,017

NAVTEQ	35	132	—	—
Other equity method investments		725		721

		5,590		5,641
Total cost method investments		80		57

		5,670		5,698

The fair value of Philips’ shareholdings in the publicly listed companies TSMC and LG.Philips LCD, based on quoted market prices at December 31, 2005, is EUR 6,531 million and EUR 4,244 million respectively.
The investments in unconsolidated companies are mainly included in the sector Other Activities.
Summarized financial information for the Company’s equity investments in unconsolidated companies on a combined basis is presented below:

	January-December
	2003	2004	2005
Net sales	17,439	17,349	20,180
Income before taxes	1,176	3,212	2,261
Income taxes	(118)	(122)	116

Income after taxes	1,058	3,090	2,377
Net income	1,034	3,132	2,285

Total share in net income of unconsolidated companies recognized in the consolidated statements of income	169	983	440

	December 31,
	2004	2005 1)
Current assets	8,766	11,363
Non-current assets	15,826	18,342

	24,592	29,705
Current liabilities	(5,455)	(5,887)
Non-current liabilities	(3,481)	(3,811)

Net asset value	15,656	20,007

Investments in and loans to unconsolidated companies included in the consolidated balance sheet	5,590	5,641

1) Excluding LG.Philips Displays
In December 2005 the investment in LG.Philips Displays was written off and Philips decided to stop funding the company. As a result, the book value of the investment was reduced to zero and equity accounting was terminated. Philips is unable to determine and disclose the value of the LG.Philips Displays equity per December 31, 2005.
(8)
Minority interests
The share of minority interests in the income of Group companies in 2005 amounted to EUR 31 million, compared with their share in the 2004 income of EUR 51 million and their share in the 2003 income of EUR 56 million.
Minority interests in consolidated companies, totaling EUR 332 million (2004: EUR 283 million), are based on the third-party shareholdings in the underlying net assets.
(9)
Cumulative effect of change in accounting principles
In 2005 and 2004, there were no cumulative effects from changes in accounting principles.
In 2003, the Company adopted SFAS No. 143 ‘Accounting for Asset Retirement Obligations’. The cumulative effect of this change in accounting principles related to prior years was a one-time, non-cash charge to income of EUR 14 million (net of taxes).
150   Philips Annual Report 2005

(10)
Earnings per share
The earnings per share (EPS) data have been calculated in accordance with SFAS No. 128, ‘Earnings per Share’, as per the following schedule:

		2003		2004		2005
Weighted average number of shares		1,277,174,117		1,280,251,485		1,249,955,546

Basic EPS computation
Income from continuing operations before the cumulative effect of a change in accounting principles, available to holders of common shares		723		2,815		2,951
Income (loss) from discontinued operations		(14)		21		(83)
Cumulative effect of a change in accounting principles		(14)		—		—

Net income available to holders of common shares		695		2,836		2,868

Diluted EPS computation
Income from continuing operations before cumulative effect of a change in accounting principles available to holders of common shares		723		2,815		2,951
Plus interest on assumed conversion of convertible debentures, net of taxes		—		—		—

Income available to holders of common shares		723		2,815		2,951
Income (loss) from discontinued operations		(14)		21		(83)
Cumulative effect of a change in accounting principles		(14)		—		—

Net income available to holders of common shares plus effect of assumed conversions		695		2,836		2,868

Weighted average number of shares		1,277,174,117		1,280,251,485		1,249,955,546
Plus shares applicable to:
Options	2,922,314		2,968,386		2,771,955
Convertible debentures	1,130,617		496,257		602,863

Dilutive potential common shares		4,052,931		3,464,643		3,374,818

Adjusted weighted average number of shares		1,281,227,048		1,283,716,128		1,253,330,364

Basic earnings per share:
Income from continuing operations		0.56		2.20		2.36
Income (loss) from discontinued operations		(0.01)		0.02		(0.07)
Income (loss) from cumulative effect of a change in accounting principles		(0.01)		—		—

Net income		0.54		2.22		2.29

Diluted earnings per share:
Income from continuing operations		0.56		2.19		2.36
Income (loss) from discontinued operations		(0.01)		0.02		(0.07)
Income (loss) from cumulative effect of a change in accounting principles		(0.01)		—		—

Net income		0.54		2.21		2.29

Philips Annual Report 2005   151

(11)
Receivables
Trade accounts receivable include installment accounts receivable of EUR 17 million (2004: EUR 45 million).
Income taxes receivable (current portion) totaling EUR 71 million (2004: EUR 46 million) are included under other receivables.
The changes in the allowance for doubtful accounts are as follows:

	2003	2004	2005
Balance as of January 1	225	184	216
Additions charged to income	58	52	40
Deductions from allowance 1)	(27)	(4)	(16)
Other movements 2)	(72)	(16)	(48)

Balance as of December 31	184	216	192

1)	Write-offs for which an allowance was previously provided

2)	Including the effect of translation differences and consolidation changes
(12)
Inventories
Inventories are summarized as follows:

	2004	2005
Raw materials and supplies	1,023	1,258
Work in process	576	602
Finished goods	1,665	1,796
Advance payments on work in process	(124)	(176)

	3,140	3,480
The amounts recorded above are net of reserves for obsolescence. The changes in the reserves for obsolescence of inventories are as follows:

	2003	2004	2005
Balance as of January 1	691	605	567
Additions charged to income	280	226	258
Deductions from reserve	(284)	(230)	(234)
Other movements 1)	(82)	(34)	35

Balance as of December 31	605	567	626

1)	Including the effect of translation differences and consolidation changes
As of December 31, 2005, the carrying amount of inventories carried at fair value less cost-to-sell is EUR 132 million (2004: EUR 145 million).
(13)
Other current assets
Other current assets primarily consist of a current deferred tax asset of EUR 482 million (2004: EUR 334 million), derivative instruments — assets of EUR 143 million (2004: EUR 523 million) and prepaid expenses.
The Company has no trading securities.
(14)
Other non-current financial assets
The changes during 2005 are as follows:

		available-		restricted
		for-sale		liquid
	total	securities	loans	assets	other
Balance as of January 1, 2005 Changes:	876	662	22	134	58
Acquisitions/ additions	278	20	—	39	219
Sales/ redemptions/ reductions	(624)	(622)	—	—	(2)
Value adjustments	116	53	3	7	53
Translation and exchange differences	27	—	3	3	21

Balance as of December 31, 2005	673	113	28	183	349
Acquisitions and additions include the TPV convertible bond.
Available-for-sale securities at December 31:

	2004		2005
	number of		number of
	shares	fair value	shares	fair value
JDS Uniphase	39,318,996	92	39,318,996	78
D&M Holdings	—	—	11,126,640	35
Atos Origin	10,321,043	516	—	—
Great Nordic	6,830,687	54	—	—

		662		113
A summary of unrealized gains and losses on available-for-sale securities at December 31 is as follows:

	2004	2005
Total cost	476	113
Net unrealized gains	187	14
Net unrealized losses	(1)	(14)

Total fair value	662	113
In 2005, Philips sold its remaining stake in Atos Origin (10.3 million shares) for an amount of EUR 554 million. The sale of Atos Origin resulted in a gain of EUR 185 million, which has been recorded under financial income and expenses (please refer to note 5).
Prior to this transaction, Philips’ shareholding represented 15.4% of Atos Origin’s outstanding shares which were reclassified in 2004 from unconsolidated companies to available-for-sale securities in Other non-current financial assets.
152  Philips Annual Report 2005

In 2005, Philips sold its remaining shareholding in Great Nordic (6.8 million shares) for an amount of EUR 67 million, resulting in a non-taxable gain of EUR 48 million. Philips no longer has a stake in Great Nordic.
(15)
Non-current receivables
Non-current receivables include receivables with a remaining term of more than one year, and the non-current portion of income taxes receivable amounting to EUR 10 million (2004: EUR 23 million).
(16)
Other non-current assets
Other non-current assets in 2005 are primarily comprised of prepaid pension costs of EUR 1,676 million (2004: EUR 1,329 million) and deferred tax assets of EUR 1,523 million (2004: EUR 1,463 million).
(17)
Property, plant and equipment

						prepayments
						and	no longer
		land and	machinery and		other	construction in	productively
	total	buildings	installations	lease assets	equipment	progress	employed
Balance as of January 1, 2005:
Cost	14,298	3,163	8,450	73	1,996	581	35
Accumulated depreciation	(9,427)	(1,554)	(6,199)	(41)	(1,603)	—	(30)

Book value	4,871	1,609	2,251	32	393	581	5

Changes in book value:
Capital expenditures	997	201	578	3	295	(82)	2
Retirements and sales	(126)	(65)	(35)	(7)	(16)	(3)	—
Depreciation	(1,210)	(130)	(841)	(8)	(231)		—
Write-downs and impairments	(27)	(7)	(19)	—	(1)		—
Translation differences	312	92	167	2	28	23	—
Changes in consolidation	76	(5)	85	—	(2)	(2)	—

Total changes	22	86	(65)	(10)	73	(64)	2

Balance as of December 31, 2005:
Cost	15,160	3,366	9,159	48	2,031	517	39
Accumulated depreciation	(10,267)	(1,671)	(6,973)	(26)	(1,565)	—	(32)

Book value	4,893	1,695	2,186	22	466	517	7
Land with a book value of EUR 132 million is not depreciated.
The expected service lives as of December 31, 2005 were as follows:

Buildings	from 14 to 50 years
Machinery and installations	from 5 to 15 years
Lease assets	from 3 to 10 years
Other equipment	from 3 to 10 years
Capital expenditures include capitalized interest related to the construction in progress amounting to EUR 12 million (2004: EUR 10 million).
Philips Annual Report 2005  153

(18)
Intangible assets excluding goodwill
The changes during 2005 were as follows:

		other	intangible
		intangible	pension
	total	assets	asset	software
Balance as of January 1, 2005
Cost	2,103	1,254	107	742
Accumulated amortization	(1,116)	(573)	—	(543)

Book value	987	681	107	199

Changes in book value:
Acquisitions/additions	466	372	—	94
Amortization/ deductions	(277)	(139)	(25)	(113)
Translation differences	124	112	4	8
Changes in consolidation	(1)	(1)	—	—

Total changes	312	344	(21)	(11)

Balance as of December 31, 2005
Cost	2,655	1,813	86	756
Accumulated amortization	(1,356)	(788)	—	(568)

Book value	1,299	1,025	86	188
Other intangible assets in 2005 consist of:

	January 1		December 31
		accumulated		accumulated
	gross	amortization	gross	amortization
Marketing-related	40	(37)	62	(43)
Customer-related	454	(109)	646	(144)
Contract-based	11	(6)	46	(11)
Technology-based	620	(347)	902	(486)
Patents and trademarks	129	(74)	157	(104)

	1,254	(573)	1,813	(788)
The estimated amortization expense for these other intangible assets for each of the five succeeding years are:

2006	145
2007	127
2008	127
2009	123
2010	111
All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.
The expected weighted average remaining life of other intangibles is 5 years as of December 31, 2005.
The unamortized costs of computer software to be sold, leased or otherwise marketed amounted to EUR 50 million at the end of 2005 (2004: EUR 25 million). The amounts charged to the income statement for amortization or impairment of these capitalized computer software costs amounted to EUR 13 million (2004: EUR 6 million).
(19)
Goodwill
The changes during 2005 were as follows:

	2004	2005
Book value as of January 1	2,494	1,818
Changes in book value:
Acquisitions	46	689
Divestments	—	(34)
Impairment losses	(596)	—
Reclassification from unconsolidated companies	—	13
Translation differences	(126)	262

Book value as of December 31	1,818	2,748
Acquisitions, in 2005, include the goodwill paid on the acquisition of Stentor for EUR 115 million and Lumileds for EUR 554 million, both in the US, and several smaller acquisitions.
In 2004, Philips recognized impairment charges of EUR 590 million relating to MedQuist (please refer to note 3).
Please refer to the section Information by sectors and main countries on page 132 for a specification of goodwill by sector.
Acquisitions in 2004 represent the goodwill paid on the acquisitions of Philips-Neusoft Medical Systems in China and Gemini Industries in the US.
154  Philips Annual Report 2005

(20)
Accrued liabilities
Accrued liabilities are summarized as follows:

	2004	2005
Personnel-related costs:
Salaries and wages	548	570
Accrued holiday entitlements	209	238
Other personnel-related costs	152	153

Fixed-assets-related costs:
Gas, water electricity, rent and other	104	98

Taxes:
Income tax payable	277	524
Other taxes payable	9	—
Communication & IT costs	64	65
Distribution costs	84	89

Sales-related costs:
Commissions payable	29	57
Advertising and marketing-related costs	122	126
Other sales-related costs	306	228

Material-related accruals	187	152
Interest-related accruals	135	134
Deferred income	486	523
Derivative instruments — liabilities	149	228
Liabilities for restructuring costs (see note 4)	114	66
Other accrued liabilities	307	381

	3,282	3,632
(21)
Provisions
Provisions are summarized as follows:

	2004		2005
	long-	short-	long-	short-
	term	term	term	term
Pensions for defined-benefit plans (see note 22)	893	86	909	90
Other postretirement benefits (see note 23)	435	29	311	39
Postemployment benefits and obligatory severance payments	133	50	102	54
Deferred tax liabilities (see note 6)	174	54	298	27
Restructuring (see note 4)	18	16	—	—
Product warranty	25	339	21	361
Loss contingencies (environmental remediation and product liability)	233	60	201	102
Other provisions	205	147	214	196

	2,116	781	2,056	869
The changes in total provisions excluding deferred tax liabilities are as follows:

	2003	2004	2005
Balance as of January 1	3,161	2,766	2,669
Changes:
Additions	866	893	978
Utilizations	(914)	(831)	(1,100)
Releases	(179)	(91)	(69)
Translation differences	(165)	(61)	131
Changes in consolidation	(3)	(7)	(9)

Balance as of December 31	2,766	2,669	2,600
Product warranty
The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2003	2004	2005
Balance as of January 1	377	387	364
Changes:
Additions	404	427	488
Utilizations	(351)	(426)	(476)
Releases	(16)	(10)	(7)
Translation differences	(27)	(8)	20
Changes in consolidation	—	(6)	(7)

Balance as of December 31	387	364	382
Loss contingencies (environmental remediation and product liability) This provision includes accrued losses recorded with respect to environmental remediation and product liability (including asbestos) obligations which are probable and reasonably estimatable. Please refer to note 29.
The changes in this provision are as follows:

	2003	2004	2005
Balance as of January 1	263	284	293
Changes:
Additions	101	82	27
Utilizations	(38)	(52)	(48)
Releases	(2)	(2)	(2)
Translation differences	(40)	(19)	33

Balance as of December 31	284	293	303
Philips Annual Report 2005  155

Group financial statements
Postemployment benefits and obligatory severance payments
The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.
The provision for obligatory severance payments covers the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, the Company may have a commitment to pay a lump sum to the deceased employee’s relatives.
Other provisions
Other provisions include provisions for employee jubilee funds totaling EUR 109 million (2004: EUR 102 million) and expected losses on existing projects/orders totaling EUR 26 million (2004: EUR 46 million).
(22)
Pensions
Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The measurement date for all defined-benefit pension plans is December 31.
Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs.
The Company funds certain defined-benefit pension plans as claims are incurred. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for both funded and unfunded defined-benefit pension plans with accumulated benefit obligations in excess of plan assets are included in the table below:

	2004	2005
Projected benefit obligation	6,047	7,030
Accumulated benefit obligation	5,776	6,669
Fair value of plan assets	4,380	5,036
156  Philips Annual Report 2005

The table below provides a summary of the changes in the pension benefit obligations and defined pension plan assets for 2005 and 2004 and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets:

	2004			2005
	Netherlands	other	total	Netherlands	other	total
Projected benefit obligation
Projected benefit obligation at beginning of year	12,357	6,567	18,924	12,500	7,010	19,510
Service cost	175	128	303	211	132	343
Interest cost	598	386	984	557	392	949
Employee contributions	18	11	29	4	10	14
Actuarial losses	1,226	412	1,638	419	645	1,064
Plan amendments	(766)	—	(766)	(36)	1	(35)
Settlements	(468)	(14)	(482)	—	(92)	(92)
Changes in consolidation	—	152	152	(45)	47	2
Benefits paid	(638)	(440)	(1,078)	(670)	(444)	(1,114)
Exchange rate differences	—	(197)	(197)	—	500	500
Miscellaneous	(2)	5	3	(4)	(3)	(7)

Projected benefit obligation at end of year	12,500	7,010	19,510	12,936	8,198	21,134

Present value of funded obligations at end of year	12,425	6,070	18,495	12,913	7,162	20,075
Present value of unfunded obligations at end of year	75	940	1,015	23	1,036	1,059

Plan assets
Fair value of plan assets at beginning of year	12,495	5,254	17,749	13,129	5,499	18,628
Actual return on plan assets	1,474	617	2,091	1,701	794	2,495
Employee contributions	18	11	29	4	10	14
Employer contributions	252	119	371	319	48	367
Settlements	(480)	(14)	(494)	—	(87)	(87)
Changes in consolidation	—	44	44	—	9	9
Benefits paid	(630)	(368)	(998)	(662)	(368)	(1,030)
Exchange rate differences	—	(167)	(167)	—	434	434
Miscellaneous	—	3	3	—	—	—

Fair value of plan assets at end of year	13,129	5,499	18,628	14,491	6,339	20,830

Funded status	629	(1,511)	(882)	1,555	(1,859)	(304)
Unrecognized net transition obligation	—	3	3	—	2	2
Unrecognized prior-service cost	(723)	108	(615)	(702)	89	(613)
Unrecognized net loss	1,050	1,113	2,163	490	1,367	1,857

Net balances	956	(287)	669	1,343	(401)	942

Classification of the net balances is as follows:
• Prepaid pension costs under other non-current assets	1,031	298	1,329	1,366	310	1,676
• Accrued pension costs under other non-current liabilities	—	(451)	(451)	—	(665)	(665)
• Provisions for pensions under provisions	(75)	(904)	(979)	(23)	(976)	(999)
• Intangible assets	—	107	107	—	86	86
• Deferred income tax assets	—	234	234	—	299	299
• Accumulated other comprehensive income	—	429	429	—	545	545

	956	(287)	669	1,343	(401)	942
Philips Annual Report 2005  157

Group financial statements
Movements in net balances

	2003	2004	2005
Increase in minimum liability, included in other comprehensive income (before income taxes)	13	118	181
The weighted average assumptions used to calculate the projected benefit obligations as of December 31 were as follows:

	2004		2005
	Netherlands	other	Netherlands	other
Discount rate	4.5%	5.4%	4.2%	5.1%
Rate of compensation increase	*	3.5%	*	3.4%
The weighted-average assumptions used to calculate the net periodic pension cost for the years ended December 31 were as follows:

	2004		2005
	Netherlands	other	Netherlands	other
Discount rate	5.3%	5.8%	4.5%	5.4%
Expected returns on plans assets	6.0%	6.5%	5.7%	6.5%
Rate of compensation increase	*	3.6%	*	3.5%

*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit, seniority and promotion. The average individual salary increase for all active participants for the remaining working lifetime is 0.75% annually. The rate of general compensation increase for the Netherlands changed in 2004 because of the change from a final-pay to an average-pay pension system which incorporates a limitation of the indexation. Until 2008 the rate of compensation increase to calculate the projected benefit obligation is 2%. From 2008 onwards a rate of compensation increase of 1% is included.
The components of net periodic pension costs were as follows:

	2005
	Netherlands	other
Service cost	211	132
Interest cost on the projected benefit obligation	557	392
Expected return on plan assets	(739)	(360)
Net amortization of unrecognized net transition assets/liabilities	—	1
Net actuarial (gain) loss recognized	(28)	44
Amortization of prior-service cost	(57)	27
Settlement loss	—	12
Curtailment loss	—	—
Other	(4)	(1)

Net periodic cost (income)	(60)	247

	2004
	Netherlands	other
Service cost	175	128
Interest cost on the projected benefit obligation	598	386
Expected return on plan assets	(726)	(370)
Net amortization of unrecognized net transition assets/liabilities	—	5
Net actuarial (gain) loss recognized	(1)	19
Amortization of prior-service cost	(43)	26
Settlement loss	34	3
Curtailment loss	—	—
Other	(12)	7

Net periodic cost	25	204

	2003
	Netherlands	other
Service cost	229	116
Interest cost on the projected benefit obligation	683	384
Expected return on plan assets	(700)	(377)
Net amortization of unrecognized net transition assets/liabilities	(55)	—
Net actuarial loss recognized	49	11
Amortization of prior-service cost	—	27
Settlement loss	—	24
Curtailment loss	—	3
Other	(8)	8

Net periodic cost	198	196

The Company also sponsors defined-contribution and similar types of plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 68 million in 2005 (2004: EUR 54 million, 2003: EUR 46 million). The contributions to multi-employer plans amounted to EUR 3 million (2004: EUR 1 million, 2003: EUR 2 million).
Cash flows
The Company expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 1,086 million in 2006 (2005: EUR 445 million), consisting of EUR 931 million employer contributions to defined-benefit pension plans, EUR 76 million employer contributions to defined-contribution pension plans, and EUR 79 million expected cash outflows in relation to unfunded pension plans. The employer contributions to defined-benefit pension plans are expected to amount to EUR 208 million for the Netherlands and EUR 723 million for other countries. Included in expected employer contributions to defined-benefit pension plans is a contribution to the United Kingdom plan of approximately EUR 584 million (GBP 400 million) in response to recent regulatory changes.
158  Philips Annual Report 2005

Estimated future pension benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2006	1,125
2007	1,148
2008	1,169
2009	1,189
2010	1,203
Years 2011—2015	6,323

	2005
	Netherlands	other	total
The accumulated benefit obligation for all defined-benefit pension plans was	12,473	7,783	20,256

	2004
	Netherlands	other	total
The accumulated benefit obligation for all defined-benefit pension plans was	11,996	6,687	18,683
Plan assets: investment policies/strategies
Investment policies are reviewed at least once per year. The resulting investment plans determine the strategic asset allocations, the constraints on any tactical deviation from such strategic allocations, as well as the constraints on geographical allocations and credit risk, etc., and will be included in the investment guidelines to the respective investment managers. In order to keep the investment strategies in balance with pension obligations, asset-liability reviews are carried out at least once every three years. Generally, plan assets are invested in global equity and debt markets (with the exception of debt or equity instruments that have been issued by the Company or any of its subsidiaries) and property. Derivatives of equity and debt instruments may be used to realize swift changes in investment portfolios, to hedge against unfavorable market developments or to fine-tune any matching of assets and liabilities.
Plan assets in the Netherlands
The Company’s pension plan asset allocation in the Netherlands at December 31, 2004 and 2005 and target allocation 2006 is as follows:

	percentage of plan assets at December 31
					target allocation
		2004		2005		2006
Matching portfolio:	59		60		60
Debt securities		59		60		60
Return portfolio:	41		40		40
Equity securities		28		28		26
Real Estate		10		9		10
Other		3		3		4

		100		100		100

The objective of the Matching Portfolio is to match the interest rate sensitivity of the plan’s pension liabilities. The Matching Portfolio is mainly invested in Euro-denominated government bonds and investment grade debt securities and derivatives. Any leverage or gearing is not permitted. The size of the Matching Portfolio is supposed to be at least 75% of the fair value of the plan’s nominal pension obligations. The objective of the Return Portfolio is to maximize returns within well-specified risk constraints. The long-term rate of return on total plan assets is expected to be 5.7% per annum, based on expected long-term returns on equity securities, debt securities, real estate and other investments of 8.0%, 4.5%, 7% and 5%, respectively.
Plan assets in other countries
The Company’s pension plan asset allocation in other countries at December 31, 2004 and 2005 and target allocation 2006 is as follows:

	percentage of plan assets at December 31
			target allocation
	2004	2005	2006
Asset category
Equity securities	37	39	36
Debt securities	53	52	54
Real estate	6	6	6
Other	4	3	4

	100	100	100

Sensitivity analysis
The table below illustrates the approximate impact on 2006 net periodic pension cost (NPPC) if the Company were to change key assumptions by one-percentage-point.
Impact on NPPC expense (income):

	increase	decrease
	assumption	assumption
	by 1%	by 1%
Discount rate	(142)	212
Rate of return on plan assets	(204)	204
Salary growth rate	305	(224)
If more than one of the assumptions were changed, the impact would not necessarily be the same as if only one assumption changed in isolation. In 2006, pension expense for the Philips Group is expected to amount to approximately EUR 186 million. NPPC 2006 has been estimated excluding the effects of the additional funding in the United Kingdom of GBP 400 million.
(23)
Postretirement benefits other than pensions
In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits, in certain countries. The Company funds other postretirement benefit plans as claims are incurred.
Philips Annual Report 2005  159

Group financial statements
The table below provides a summary of the changes in the accumulated postretirement benefit obligations for 2004 and 2005 and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheets.
All the postretirement benefit plans are unfunded and therefore no plan asset disclosures are presented.

	2005
	Netherlands	other	total
Projected benefit obligation
Projected benefit obligation at beginning of year	348	367	715
Service cost	16	3	19
Interest cost	17	23	40
Actuarial gains	—	(25)	(25)
Curtailments	(319)	—	(319)
Changes in consolidation	—	—	—
Benefits paid	(12)	(28)	(40)
Exchange rate differences	—	57	57

Projected benefit obligation at end of year	50	397	447
Funded status	(50)	(397)	(447)
Unrecognized net transition obligation	—	40	40
Unrecognized prior-service cost	—	3	3
Unrecognized net loss	—	54	54

Net balances	(50)	(300)	(350)

	2004
	Netherlands	other	total
Projected benefit obligation
Projected benefit obligation at beginning of year	319	398	717
Service cost	13	4	17
Interest cost	17	24	41
Actuarial (gains) and losses	11	(9)	2
Curtailments	—	(1)	(1)
Changes in consolidation	—	(2)	(2)
Benefits paid	(12)	(26)	(38)
Exchange rate differences	—	(21)	(21)

Projected benefit obligation at end of year	348	367	715
Funded status	(348)	(367)	(715)
Unrecognized net transition obligation	28	41	69
Unrecognized prior-service cost	—	3	3
Unrecognized net loss	113	66	179

Net balances	(207)	(257)	(464)

The components of the net period cost of postretirement benefits other than pensions are:

	2005
	Netherlands	other
Service cost	16	3
Interest cost on accumulated postretirement benefit obligation	17	23
Amortization of unrecognized transition obligation	3	6
Net actuarial loss recognized	6	1
Curtailments	(187)	—
Other	—	—

Net periodic cost	(145)	33

	2004
	Netherlands	other
Service cost	13	4
Interest cost on accumulated postretirement benefit obligation	17	24
Amortization of unrecognized transition obligation	3	6
Net actuarial loss recognized	5	3
Curtailments	—	3
Other	—	—

Net periodic cost	38	40

	2003
	Netherlands	other
Service cost	11	4
Interest cost on accumulated postretirement benefit obligation	17	27
Amortization of unrecognized transition obligation	3	6
Net actuarial loss recognized	5	2
Curtailments	—	1
Other	(9)	—

Net periodic cost	27	40

The weighted average assumptions used to calculate the postretirement benefit obligations as of December 31 were as follows:

	2004		2005
	Netherlands	other	Netherlands	other
Discount rate	4.5%	6.6%	—	6.9%
Compensation increase (where applicable)	—	5.3%	—	5.6%
160  Philips Annual Report 2005

The weighted average assumptions used to calculate the net cost for years ended December 31:

	2004		2005
	Netherlands	other	Netherlands	other
Discount rate	5.3%	6.5%	4.5%	6.6%
Compensation increase (where applicable)	—	5.3%	—	5.3%
Assumed healthcare cost trend rates at December 31:

	2004		2005
	Netherlands	other	Netherlands	other
Healthcare cost trend rate assumed for next year	5.0%	8.5%	—	9.0%
Rate that the cost trend rate will gradually reach	5.0%	6.0%	—	5.0%
Year of reaching the rate at which it is assumed to remain	2005	2008	—	2013
Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	one-percentage-point		one-percentage-point
		increase		decrease
	Netherlands	other	Netherlands	other
Effect on total of service and interest cost	—	3	—	(3)
Effect on postretirement benefit obligation	—	33	—	(28)
Estimated future postretirement benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2006	77
2007	27
2008	27
2009	27
2010	27
Years 2011 - 2015	147
(24)
Other current liabilities
Other current liabilities are summarized as follows:

	2004	2005
Advances received from customers on orders not covered by work in process	110	144
Other taxes including social security premiums	375	444
Other short-term liabilities	133	120

	618	708

(25)
Short-term debt

	2004	2005
Short-term bank borrowings	446	541
Other short-term loans	28	48
Current portion of long-term debt	487	578

	961	1,167

During 2005 the weighted average interest rate on the bank borrowings was 4.6% (2004: 4.6% and 2003: 4.1%).
In the Netherlands, the Company issues personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. Convertible personnel debentures may not be converted within a period of 3 years after the date of issue. These convertible personnel debentures are available to most employees in the Netherlands and are purchased by them with their own funds and are redeemable on demand. The convertible personnel debentures become non-convertible debentures at the end of the conversion period.
Although convertible debentures have the character of long-term financing, the total outstanding amounts are classified as current portion of long-term debt. At December 31, 2005 an amount of EUR 155 million (2004: EUR 160 million) of convertible personnel debentures was outstanding, with an average conversion price of EUR 21.20. The conversion price varies between EUR 16.81 and EUR 38.40, with various conversion periods ending between January 1, 2006 and December 31, 2010.
Furthermore, included within the current position of long-term debt is EUR 227 million that relates to a USD 400 million bond, with an outstanding amount of USD 268 million, maturing on September 15, 2006.
(24)
(25)
Philips Annual Report 2005  161

Group financial statements
(26)
Long-term debt

							average	amount
	range of	average rate of	amount out-				remaining term	outstanding
	interest rates	interest	standing	due in 2006	due after 2006	due after 2010	(in years)	2004
Eurobonds	5.8-7.1	6.0	2,447	—	2,447	750	3.3	2,701

USD bonds	7.3-8.4	7.9	429	227	202	202	12.4	374

USD putable bonds	7.1-7.2	7.2	224	—	224	224	20.0	195

Convertible debentures	0.2-0.2	0.2	155	155	—	—	—	160

Private financing	2.0-9.0	5.2	8	—	8	—	3.9	7

Bank borrowings	1.7-6.3	5.0	416	74	342	—	3.5	403

Liabilities arising from capital lease transactions	1.4-12.9	4.8	103	30	73	32	5.5	83

Other long-term debt	1.7-12.1	4.8	116	92	24	6	4.0	116

		5.9	3,898	578	3,320	1,214		4,039

Corresponding data of previous year		5.7	4,039	487	3,552	1,074		5,497

The following amounts of long-term debt, as at December 31, 2005 are due in the next 5 years:

2006	578
2007	125
2008	1,763
2009	64
2010	154

2,684

Corresponding amount previous year	2,965

As of December 31, 2005, Philips had outstanding public bonds of EUR 3,100 million previously issued mostly in USD or EUR. Two of the USD bonds are ‘putable’ bonds. A USD 175 million bond issued (USD 103 million outstanding as of year-end 2005) at 7.125%, due 2025, carries an option of each holder on May 15, 2007 to put the bond to the Company upon notice given to Philips between March 15 and April 15, 2007, and a USD 300 million bond issued (USD 166 million outstanding as of year-end 2005) at 7.20%, due 2026, carries an option of each holder on June 1, 2006 to put the bond to the Company upon notice given to Philips between April 1 and May 1, 2006.
In the case of put exercise by investors, the redemption price would be equal to the principal amount, plus accrued interest until the date of redemption. Assuming that investors require repayment at the relevant put dates, the average remaining tenor of the total outstanding long-term debt at the end of 2005 was 3.8 years, compared to 4.4 years in 2004. However, assuming that the ‘putable’ bonds will be repaid at maturity, the average remaining tenor at the end of 2005 was 5.0 years, compared to 5.4 years at the end of 2004.
The following table provides additional details regarding the outstanding bonds.

	Effective	December 31,
	Rate	2004	2005
Unsecured Eurobonds
Due 2/09/05; 8 1/4%	8.458%	128	—
Due 4/20/05; 7 3/4%	7.839%	123	—
Due 2/06/08; 7 1/8%	7.302%	130	130
Due 5/14/08; 7%	7.094%	61	61
Due 5/16/08; 5 3/4%	5.817%	1,500	1,500
Due 5/16/11; 6 1/8%	6.212%	750	750
Adjustments1)		9	6

		2,701	2,447

Unsecured USD Bonds
Due 5/15/25; 7 3/4%	8.010%	73	84
Due 8/15/13; 7 1/4%	7.554%	105	121
Due 9/15/06; 8 3/8%	8.739%	197	226
Adjustments1)		(1)	(2)

		374	429

Unsecured USD Bonds subject to put
Due 5/15/25, put date 5/15/07; 7 1/8%	7.361%	75	87
Due 6/01/26, put date 6/01/06; 7 1/5%	7.426%	122	140
Adjustments1)		(2)	(3)

		195	224

1)	Adjustments relate to issued bond discount, transaction costs and fair value adjustments for interest rate derivatives.
162  Philips Annual Report 2005

Secured liabilities
Certain portions of long-term and short-term debt have been secured by collateral as follows:

		collateral
		property,
	amount of	plant and	other
	the debt	equipment	assets
Institutional financing	152	425	190
Other debts	3	3	—

	155	428	190

Previous year	242	518	93

Philips currently has a USD 400 million syndicated credit facility in Singapore, comprising a USD 200 million term loan, of which USD 170 million (EUR 143 million) was outstanding as at 31 December 2005, and a USD 200 million revolving credit facility which was undrawn as at 31 December 2005. For this facility, EUR 425 million of property, plant and equipment and EUR 154 million of other assets have been provided as security.
(27)
Other non-current liabilities
Other non-current liabilities are summarized as follows:

	2004	2005
Accrued pension costs	451	665
Sale-and-leaseback deferred income	79	68
Income tax payable	74	59
Asset retirement obligations	28	22
Liabilities arising from guarantees	4	47
Liabilities for restructuring costs	—	16
Liabilities for employee stock options of subsidiaries	—	87
Other liabilities	100	148

	736	1,112

(28)

Leases
Capital leases
Property, plant and equipment includes EUR 103 million (2004: EUR 83 million) for capital leases and other beneficial rights of use, such as buildings rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.
Operating leases
Long-term operating lease commitments totaled EUR 957 million at the end of 2005 (2004: EUR 754 million). These leases expire at various dates during the next 20 years. The future payments that fall due in connection with these obligations are as follows:

2006	171
2007	147
2008	128
2009	107
2010	89
Later	315

The long-term operating leases are mainly related to the rental of buildings. A number of these leases originate from sale-and-leaseback arrangements. In 2005, two sale-and-operational-leaseback arrangements in the Netherlands were concluded, in which buildings were sold for an aggregate amount of EUR 20 million, with leaseback rental periods of 10 and 4 years. In 2004, no sale-and-operational-lease-back arrangements were concluded. In 2003 there was one sale-and-operational-leaseback arrangement in Belgium in which a building was sold for an amount of EUR 14 million. The leaseback rental period is 9 years for the 2003 arrangement. The Company has the option of extending each of the leaseback terms. The rental payments are fixed. The rental payments for 2005 totaled EUR 23 million (2004: EUR 24 million, 2003: EUR 24 million).
The remaining minimum payments are as follows:

2006	20
2007	15
2008	13
2009	13
2010	9
Later	40

(29)

Other commitments and contingent liabilities
The Company has a product supply agreement with Jabil Circuit. Under the agreement, Jabil will provide design and engineering services, new product introduction, prototype and test services, procurement, printed circuit board assembly, and final assembly and integration. Under the agreement, the Company is required to make minimum product purchases of EUR 900 million in 2006.
The agreement provides that certain penalties may be charged to the Company if the Company fails to satisfy the volume commitments.
Guarantees
In the normal course of business, the Company issues certain guarantees. Guarantees issued or modified after December 31, 2002, having characteristics defined in FIN45, are measured at fair value and recognized on the balance sheet. At the end of 2005 the total fair value of guarantees recognized by the Company was EUR 50 million.
In connection with Philips’ decision not to inject further capital in LG.Philips Displays, guarantees of USD 50 million (EUR 42 million) related to the debt obligations of LG.Philips Displays have now been fully provided for by the Company on the balance sheet.
Guarantees issued before December 31, 2002 and not modified afterward, and certain guarantees issued after December 31, 2002, which do not have characteristics as defined in FIN45, remain off-balance sheet.
The following table outlines the total outstanding off-balance sheet credit-related guarantees and other letters of support provided by the Company as support for non-consolidated companies, and the total amount of off-balance sheet business-related guarantees provided by the Company as at December 31, 2005. Philips’ policy is to provide only written letters of support. The Company does not stand by other forms of support.

	expiration per period
	total amounts	less than 1
	committed	year	2-5 years	after 5 years
2005	569	161	89	319
2004	422	189	92	141

Total outstanding guarantees have risen mainly as a consequence of Philips Medical Systems conducting business in the Private Financing Initiative (PFI) market segment. Business in this segment is characterized by long-term performance-related contracts.
Philips Annual Report 2005  163

Group financial statements
Environmental Remediation
The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment.
In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites, including Superfund sites. The Company applies the provisions of SOP 96-1, ‘Environmental Liabilities’, and SFAS No. 5, ‘Accounting for Contingencies’, and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.
Generally, the costs of future expenditures for environmental remediation obligations are not discounted to their present value since the amounts and the timing of related cash payments are not reliably determinable. Potential insurance recoveries are recognized when recoveries are deemed probable.
Litigation
Royal Philips Electronics and certain of its Group companies are involved as plaintiff or defendant in litigation relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s consolidated financial position, but could be material to the consolidated results of operations of the Company for a particular period.
MedQuist
MedQuist, in which Philips holds approximately 70.1% of the common stock, is the subject of an ongoing investigation by the U.S. Securities and Exchange Commission relating to the company’s billing practices and related matters and has received a subpoena from the US Department of Justice relating to these practices and other matters. In addition thereto, various plaintiffs, including current and former customers, shareholders and transcriptionists, filed four putative class action lawsuits arising from allegations of, among other things, inappropriate billing by MedQuist for its transcription services. These matters are not yet resolved and, on the basis of current knowledge, the Company’s management has concluded that potential future losses cannot be reliably estimated.
Asbestos
Judicial proceedings have been brought in the United States, relating primarily to the activities of a subsidiary prior to 1981, involving allegations of personal injury from alleged asbestos exposure. The claims generally relate to asbestos used in the manufacture of unrelated companies’ products in the United States and frequently involve claims for substantial compensatory and punitive damages.
At December 31, 2005, there were 3,984 cases pending, representing 8,082 claimants (compared to 2,909 cases, representing 6,028 claimants pending at December 31, 2004, and 1,081 cases, representing 2,753 claimants pending at December 31, 2003). Most of the claims are in cases involving a number of defendants. During 2005, 2,052 cases, representing 3,283 claimants, were served against the Company’s subsidiaries (2,436 cases, representing 4,085 claimants were served in 2004). While management believes there are meritorious defenses to these claims, certain of these cases were settled by the subsidiaries for amounts considered reasonable given the facts and circumstances of each case. A number of other cases have been dismissed. During 2005, 977 cases, representing 1,229 claimants, were settled or dismissed (608 cases, representing 810 claimants, were settled or dismissed in 2004).
In addition to the pending cases discussed above, a subsidiary of the Company was one of approximately 160 defendants initially named in a case filed in August 1995 in Morris County, Texas. Since the time the case was brought in 1995, the subsidiary had not been involved in any substantive activity in the case other than filing an answer to the complaint and had no information concerning the types of alleged diseases or injuries involved. In the fourth quarter of 2005, plaintiffs’ counsel in this matter filed information concerning the alleged diseases and injuries and sought and received an order from the Court severing this matter into 3 cases: (1) 283 malignant disease claims; (2) 325 nonmalignant disease claims with alleged impairment; and (3) 3,078 claims that have no impairment at this time. Management believes that plaintiffs’ counsel will ask the Court to retain the malignant disease and nonmalignant disease claims in Morris County and that the others will be transferred to multidistrict litigation proceedings for asbestos cases in Harris County, Texas.
In accordance with SFAS No. 5, an accrual for loss contingencies is recorded when it is probable that a liability has been incurred and the amount of such loss contingency can be reasonably estimated. The subsidiary has established an accrual for loss contingencies with respect to asserted claims for asbestos product liability based upon its recent settlement experience of similar types of claims, taking into consideration the alleged illnesses in pending cases. While it is believed that this methodology provides a reasonable basis for estimating loss where liability is probable, the resolution of each case is generally based upon claimant-specific information, much of which is not available until shortly before the scheduled trial date. At December 31, 2005 and 2004, the subsidiary’s recorded accrual for loss contingencies for asbestos product liability amounted to EUR 88 million and EUR 83 million respectively, which is reflected in the Company’s consolidated balance sheets. Please refer to page 127.
For filed claims at December 31, 2005, where the exact type and extent of the alleged illness is not yet known, the subsidiary established the accrual for loss contingencies based upon a ‘low end of the range’ estimate using the average settlement experience for claims alleging only less severe illnesses (i.e. non-malignancy). If it were determined that all of such claims alleged malignant diseases (which is unlikely since non-malignancies currently represent 56% of known alleged illnesses related to pending claims), the estimated incremental exposure above the subsidiary’s current provision for asbestos product liability, based upon the weighted average settlement experience for claims alleging malignant diseases, would be approximately EUR 65 million.
During 2005, subsidiaries incurred asbestos litigation and claim administration costs of EUR 12 million (EUR 10 million in 2004 and EUR 8 million in 2003).
The Company believes that its subsidiaries have a substantial amount of insurance coverage for asbestos product liability. In 2002 and 2005, a subsidiary commenced legal proceedings against certain third-party insurance carriers who had provided various types of product liability coverage. During 2004 and 2005, agreements were reached with certain insurance carriers resolving disputes with respect to the interpretation and available limits of the policies, amounts payable to the subsidiaries and terms under which future settlements and related defense costs are reimbursable. Pursuant to these settlements, insurers paid EUR 20 million and EUR 19 million in 2005 and 2004, respectively for asbestos-related defense and indemnity costs. At December 31, 2005 and 2004, the subsidiary recorded a receivable from insurance carriers, for which settlement agreements have been reached, in the amount of EUR 48 million and EUR 24 million, respectively for the reimbursement of incurred defense and indemnity costs as well as for probable recoveries of accrued projected settlement costs with respect to pending claims, which is reflected in the Company’s consolidated balance sheets. An additional EUR 49 million, for which a receivable has not been recorded, is payable to the subsidiary over the next three years, provided asbestos legislation in a certain form is not passed by the US Congress by certain dates. The subsidiary plans to pursue its litigation against non-settling insurance carriers and continue settlement discussions with various insurance carriers in 2006.
Although the final outcome of matters in litigation cannot be determined due to a number of variables, after reviewing the proceedings that are currently pending (including the provisions made, number of cases and claimants, alleged illnesses where ascertainable, estimated probable outcomes, reasonably anticipated costs and expenses, and uncertainties regarding the availability and limits of insurance), management believes that the final outcome of any of the pending proceedings, or all of them combined, will not have a material adverse effect on the consolidated
164  Philips Annual Report 2005

financial position of the Company but could be material to the consolidated results of operations of the Company for a particular period. The Company cannot reasonably predict the number of claims that may be asserted in the future. Accordingly, neither the Company nor any of its subsidiaries has made an accrual for loss contingencies related to any unasserted claims. If the general historical trends towards (i) higher costs of resolving individual asbestos personal injury cases, (ii) increasing numbers of cases and claimants, or (iii) the naming of more peripheral defendants, such as the Company’s subsidiaries, in such cases continue, or if insurance coverage is ultimately less than anticipated, the Company’s consolidated financial position and results of operations could be materially and adversely affected.
(30)
Stockholders’ equity
Priority shares
In the 2005 Annual General Meeting of Shareholders it was approved to withdraw the ten priority shares, which were held by the Dr. A.F. Philips-Stichting. They were converted into 25,000 common shares.
Preference shares
The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party.
Option rights/restricted shares
The Company has granted stock options on its common shares and rights to receive common shares in future (see note 35).
Treasury shares
In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs and (ii) capital reduction purposes, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the market value at the time treasury shares are issued, is recorded in capital in excess of par value.
In order to reduce potential dilution effects, the following transactions took place:

	2004	2005
Shares acquired	4,102,020	12,142,707
Average market price	EUR 23.35	EUR 20.59
Amount paid	EUR 96 million	EUR 250 million
Shares delivered	4,942,894	3,628,775
Average market price	EUR 17.80	EUR 20.67
Amount received	EUR 88 million	EUR 75 million
Total shares in treasury	34,543,388	43,057,320
Total cost	EUR 1,239 million	EUR 1,333 million
In order to reduce capital stock, the following transactions took place in 2005:

Shares acquired	71,679,622
Average market price	EUR 22.13
Amount paid	EUR 1,586 million
Total shares in treasury	71,679,622
Total cost	EUR 1,586 million
Retained earnings
A dividend of EUR 0.44 per common share will be proposed to the 2006 Annual General Meeting of Shareholders.
(31)
Cash from derivatives
The Company has no trading derivatives. A total of EUR 46 million cash was paid with respect to foreign exchange derivative contracts related to financing of subsidiaries (in 2004 and 2003 receipts of EUR 125 million and EUR 391 million, respectively). Cash flow from interest-related derivatives is part of cash flow from operating activities.
(32)
Proceeds from other non-current financial assets
In 2005, the sale of all remaining shares in Atos Origin and Great Nordic generated cash of EUR 554 million and EUR 67 million, respectively.
In 2004, the sale of all remaining shares in Vivendi Universal and ASML generated cash of EUR 720 million and EUR 163 million respectively.
In 2003, a portion of available-for-sale securities was sold and generated a cash inflow of EUR 272 million, consisting of ASML, JDS Uniphase and Vivendi Universal shares with a book value of EUR 126 million resulting in a gain of EUR 146 million, which is included in financial income and expenses in the income statement.
(33)
Assets received in lieu of cash from the sale of businesses
In 2005, a 15% ownership interest in TPV and a convertible bond of EUR 220 million were received in connection with the sale and transfer of certain activities within the Company’s monitors and flat TV business.
In 2004, shares in Computer Access Technology Corporation were sold in two tranches. In March 2004 shares were sold for an amount of EUR 9 million. In December 2004 the remaining shares were sold for EUR 8 million of which the proceeds were collected in 2005. Furthermore, shares in Openwave Systems (EUR 6 million) were received in connection with the sale of Magic4.
Philips Annual Report 2005  165

Group financial statements
Assets received in lieu of cash in 2003 consist of EUR 26 million representing a convertible debenture of Scansoft Inc. received in connection with the sale of Speech Processing Telephony and Voice Control businesses.
(34)
Related-party transactions
In the normal course of business, Philips purchases and sells goods and services to various related parties in which Philips holds a 50% or less equity interest. These transactions are generally conducted on an arm’s length basis with terms comparable to transactions with third parties.

	2003	2004	2005
Purchases of goods and services	1,342	1,844	1,803
Sales of goods and services	263	444	358
Receivables from related parties	42	35	53
Payables to related parties	237	286	298
For acquisitions and divestments see note 2.
For remuneration details of the members of the Board of Management and the Supervisory Board see note 36.
(35)
Share-based compensation
The Company has granted stock options on its common shares and rights to receive common shares in the future (restricted share rights) to members of the Board of Management and other members of the Group Management Committee, Philips Executives and certain non-executives. The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing additional incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value. Under the Company’s plans, options are granted at fair market value on the date of grant.
As from 2003 onwards, the Company issued restricted share rights that vest in equal annual installments over a three-year period. Restricted shares are Philips shares that the grantee will receive in three successive years, provided the grantee is still with the Company on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with Philips.
As from 2002, the Company granted fixed stock options that expire after 10 years. Generally, the options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses contain accelerated vesting. In prior years, fixed and variable (performance) options were issued with terms of ten years, vesting one to three years after grant.
In contrast to the year 2001 and certain prior years, when variable (performance) stock options were issued, the share-based compensation grants as from 2002 consider the performance of the Company versus a peer group of multinationals.
USD-denominated stock options and restricted share rights are granted to employees in the United States only.
Under the terms of employee stock purchase plans established by the Company in various countries, substantially all employees in those countries are eligible to purchase a limited number of shares of Philips stock at discounted prices through payroll withholdings, of which the maximum ranges from 8.5% to 10% of total salary. Generally, the discount provided to the employees is between the range of 10% to 20%. In 2004, 2003 and certain prior years, the purchase price in the United States equaled the lower of 85% of the closing price at the beginning or end of quarterly purchase periods. A total of 1,248,113 shares were sold in 2005 under the plan at an average price of EUR 21.78 (2004: 1,224,655 shares at EUR 20.54, 2003: 1,889,964 shares at a price of EUR 18.46).
In the Netherlands, Philips issues personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. The conversion price is equal to the current share price at the date of issuance. The fair value of the conversion option (EUR 5.85 in 2005, EUR 6.05 in 2004 and EUR 6.89 in 2003) is recorded as compensation expense over the period of vesting. In 2005, 61 shares were issued in conjunction with conversions at an average price of EUR 32.64 (2004: 333,742 shares at an average price of EUR 21.56, 2003: 907,988 shares at an average price of EUR 15.41).
In November 2005, the Company acquired a controlling interest in Lumileds (refer to note 2). Lumileds has an existing stock option plan that provides for the granting of options to purchase depository receipts, representing beneficial economic and voting interests in a like number of shares to its employees and certain consultants.
Options under the plan may be granted for periods up to 10 years at prices no less than 85% of the estimated fair value of the shares on the date of grant. Options granted generally vest over 4 years at a rate of 12.5% on the date 6 months from the grant date and then monthly thereafter.
The plan also includes a fair value put and call feature, whereby employees can require Lumileds to purchase depository receipts obtained via the exercise of options, or Lumileds may elect to purchase such depository receipts at fair value at the time of purchase.
Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, ‘Accounting for Stock-Based Compensation’, prospectively for all employer awards granted, modified, or settled after January 1, 2003.
An expense of EUR 95 million was recorded in 2005 for share-based compensation (2004: EUR 79 million; 2003: EUR 41 million).
Prior to 2003, the Company accounted for share-based compensation using the intrinsic value method, and the recognition and measurement provisions of APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, and related interpretations.
Since awards issued under the Company’s plans prior to 2003 generally vested over three years, the cost related to share-based compensation included in the determination of net income for 2005, 2004 and 2003 is less than that which would have been recognized if the fair value method had been applied to all outstanding awards.
Pro forma net income and basic earnings per share, calculated as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in each period, amounted to a profit of EUR 2,856 million and EUR 2.28 respectively for 2005, a profit of EUR 2,773 million and EUR 2.17 for 2004, and a profit of EUR 588 million and EUR 0.46 for 2003. Please refer to stock-based compensation under accounting policies for a reconciliation of reported and pro forma income of earnings per share.
Pro forma net income may not be representative of that to be expected in future years.
In accordance with SFAS No. 123, the fair value of stock options granted is required to be based upon a statistical option valuation model. Since the Company’s stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding these stock options without an increase in the market price of Philips’ stock. Such an increase in stock price would benefit all shareholders commensurately.
166  Philips Annual Report 2005

The fair value of the Company’s 2005, 2004 and 2003 option grants was estimated using a Black-Scholes option valuation model and the following weighted average assumptions:

			2005
			(EUR-
	2003	2004	denominated)
Risk-free interest rate	3.49%	3.33%	2.89%
Expected dividend yield	1.6%	1.8%	1.8%
Expected option life	5 yrs	5 yrs	5 yrs
Expected stock price volatility	56%	48%	44%

			2005
			(USD-
	2003	2004	denominated)
Risk-free interest rate	3.08%	3.50%	3.84%
Expected dividend yield	1.7%	1.6%	1.8%
Expected option life	5 yrs	5 yrs	5 yrs
Expected stock price volatility	51%	47%	43%
The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectations of future developments.
The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.
Philips Annual Report 2005  167

Group financial statements
The following table summarizes information about the stock options outstanding at December 31, 2005:

Fixed option plans
			options outstanding		options exercisable
	number outstanding at		weighted average remaining	number exercisable at	weighted average exercise
	December 31, 2005	exercise price per share	contractual life (years)	December 31, 2005	price per share
		(price in EUR)			(price in EUR)
2000	2,901,625	42.03-53.75	4.2	2,901,625	43.44

2001	4,514,290	24.35-37.60	5.3	4,506,290	33.36

2002	9,053,755	17.19-34.78	6.2	9,021,755	31.95

2003	3,471,246	15.29-22.12	7.3	—	—

2004	3,385,948	18.39-25.62	8.3	—	—

2005	3,832,164	19.41-22.07	9.3	—	—

		(price in USD)			(price in USD)

1998	750,875	12.94-23.59	2.2	750,875	17.61

1999	1,234,937	22.24-31.09	3.4	1,234,937	22.96

2000	1,881,815	35.34-49.71	4.3	1,881,815	42.38

2001	3,095,992	22.12-34.50	5.4	3,095,992	27.02

2002	6,944,464	16.88-30.70	6.3	6,899,464	29.79

2003	2,690,386	16.41-25.91	7.3	—	—

2004	2,726,805	22.63-32.61	8.3	—	—

2005	2,596,587	25.28-26.65	9.3	—	—

	49,080,889			30,292,753

Variable plans

		(price in EUR)			(price in EUR)

2000	2,174,399	42.03-53.75	4.2	2,174,399	43.44

2001	3,156,668	24.35-37.60	5.2	3,148,668	33.99

		(price in USD)			(price in USD)

2000	1,409,707	36.65-49.71	4.3	1,409,707	42.39

2001	1,443,989	22.12-34.50	5.3	1,443,989	27.25

	8,184,763			8,176,763
168  Philips Annual Report 2005

A summary of the status of the Company’s stock option plans as of December 31, 2005, 2004 and 2003 and changes during the years then ended is presented below:

	2003		2004		2005
		weighted		weighted		weighted
		average exercise		average exercise		average exercise
Fixed option plans	shares	(price in EUR)	shares	(price in EUR)	shares	(price in EUR)
Outstanding at the beginning of the year	23,292,110	30.76	23,409,030	30.37	24,361,702	30.29
Granted	3,835,088	16.87	3,573,724	24.09	3,886,191	19.47
Exercised	(1,422,000)	15.57	(1,368,025)	15.97	(10,150)	23.47
Forfeited	(2,296,168)	20.84	(1,253,027)	28.60	(1,078,715)	30.33

Outstanding at the end of the year	23,409,030	30.37	24,361,702	30.29	27,159,028	28.74
Weighted average fair value of options granted during the year in EUR	7.68		9.46		7.01

		(price in USD)		(price in USD)		(price in USD)

Outstanding at the beginning of the year	22,602,531	29.34	23,774,109	27.70	22,182,554	27.72
Granted	3,687,757	18.22	3,162,126	28.70	2,689,791	25.31
Exercised	(288,227)	20.35	(592,527)	21.86	(959,719)	23.05
Forfeited	(2,227,952)	29.63	(4,161,154)	29.17	(1,990,765)	28.24

Outstanding at the end of the year	23,774,109	27.70	22,182,554	27.72	21,921,861	27.58
Weighted average fair value of options granted during the year in USD	7.54		11.37		9.30

	2003		2004		2005
		weighted		weighted		weighted
		average exercise		average exercise		average exercise
Variable plans	shares	(price in EUR)	shares	(price in EUR)	shares	(price in EUR)
Outstanding at the beginning of the year	7,211,422	37.20	5,849,872	37.86	5,581,879	37.85
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	(3,000)	24.35
Forfeited	(213,536)	36.74	(267,993)	38.34	(247,812)	37.90
Canceled1)	(1,148,014)	33.97	—	—	—	—

Outstanding at the end of the year	5,849,872	37.86	5,581,879	37.85	5,331,067	37.85
Weighted average fair value of options granted during the year in EUR	not applicable		not applicable		not applicable
		(price in USD)		(price in USD)		(price in USD)
Outstanding at the beginning of the year	6,774,686	33.15	5,102,958	29.56	3,302,851	40.56
Granted	—	—	—	—	—	—
Exercised	(222,528)	7.87	(996,097)	9.19	(198,230)	25.57
Forfeited	(699,898)	30.05	(804,010)	34.87	(250,925)	37.67
Canceled1)	(749,302)	27.11	—	—	—	—

Outstanding at the end of the year	5,102,958	29.56	3,302,851	40.56	2,853,696	41.85
Weighted average fair value of options granted during the year in USD	not applicable		not applicable		not applicable

1)	During 2003 it was determined that 75% of the 2001 performance stock options would be eligible for vesting in 2004.
Philips Annual Report 2005  169

Group financial statements
A summary of the status of the Company’s restricted share rights plan as of December 31, 2005 and 2004 and changes during the year is presented below:

	2004		2005
	EUR -	USD -	EUR -	USD -
	denominated	denominated	denominated	denominated
Restricted share rights1)	shares	shares	shares	shares
Outstanding at the beginning of the year	1,247,627	1,152,873	1,957,781	1,676,566
Granted	1,187,908	1,051,908	1,298,397	954,411
Vested/issued	(408,277)	(365,118)	(779,686)	(644,002)
Forfeited	(69,477)	(163,097)	(65,177)	(161,499)
Outstanding at the end of the year	1,957,781	1,676,566	2,411,315	1,825,476
Weighted average fair value at grant date	EUR 23.40	USD 27.87	EUR 19.08	USD 24.40

1) Excludes incremental shares that may be received if shares awarded under the restricted share rights plan are not sold for a three-year period
The following table summarizes information about the Lumileds stock options outstanding at December 31, 2005. There was no stock option activity during the period in which Lumileds was consolidated. The weighted average exercise price of options outstanding at December 31, 2005 was USD 2.78.

	options outstanding			options exercisable
	number outstanding at		weighted average remaining	number exercisable at	weighted average exercise
	December 31, 2005	exercise price per share	contractual life (years)	December 31, 2005	price per share
		(price in USD)			(price in USD)
1999	1,521,250	0.72	3.9	1,521,250	0.72
2000	2,509,501	0.72-1.50	4.4	2,508,647	1.06
2001	3,497,567	1.95-2.55	5.1	3,494,755	1.98
2002	2,771,366	2.50-3.20	6.2	2,601,277	2.55
2003	2,248,187	2.90-4.29	7.1	1,521,992	2.92
2004	1,639,003	4.26-6.00	8.1	719,291	4.39
2005	1,447,692	8.00-9.00	9.3	239,318	7.98

	15,634,566			12,606,530

170   Philips Annual Report 2005

(36)
Information on remuneration of the individual members of the Board of Management and the Supervisory Board
Remuneration of the Board of Management Remuneration and pension charges relating to the members of the Board of Management amounted to EUR 6,363,218 (2004: EUR 6,364,709; 2003: EUR 4,937,572).
In 2005 an additional amount of EUR 431,001 (2004: EUR 492,740; 2003: EUR 551,691) was awarded in the form of other compensation.
When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made (also for the self-administered pensions) in accordance with the applicable accounting principles. In 2005, no (additional) pension benefits were granted to former members of the Board of Management.
In 2005, the present members of the Board of Management were granted 144,018 stock option rights (2004: 152,019 stock option rights; 2003: 167,220 stock option rights) and 48,006 restricted share rights (2004: 50,673 restricted share rights; 2003: 55,740 restricted share rights).
At year-end 2005, the members of the Board of Management held 923,551 stock option rights (year-end 2004: 1,099,539; 2003: 1,133,360) at a weighted average exercise price of EUR 28.33 (year-end 2004: EUR 30.44; 2003: EUR 28.79).
The remuneration of the individual members of the Board of Management was as follows:

	2005
				other
		annual		compen-
in euros	salary	incentive1)	total cash	sation2) 3)
G.J. Kleisterlee	1,020,000	1,028,160	2,048,160	278,716
J.H.M. Hommen4)	381,818	846,720	1,228,538	47,019
P-J. Sivignon5)	259,091	—	259,091	14,318
G.H.A. Dutiné	511,000	509,040	1,020,040	68,895

A. Huijser	587,500	554,400	1,141,900	22,053

	2,759,409	2,938,320	5,697,729	431,001

	2004
				other
		annual		compen-
in euros	salary	incentive1)	total cash	sation 2) 3)
G.J. Kleisterlee	1,015,000	867,600	1,882,600	274,538
J.H.M. Hommen	835,000	711,432	1,546,432	109,272
G.H.A. Dutiné	505,000	438,138	943,138	58,750
A. Huijser	537,500	433,800	971,300	50,180
A.P.M. van der Poel6)	—	186,482	186,482	—

	2,892,500	2,637,452	5,529,952	492,740

	2003
				other
		annual		compen-
in euros	salary	incentive1)	total cash	sation 2) 3)
G.J. Kleisterlee	956,250	229,640	1,185,890	217,451
J.H.M. Hommen7)	786,250	187,213	973,463	244,835
G.H.A. Dutiné8)	503,750	158,000	661,750	66,694
A. Huijser8)	487,500	93,944	581,444	17,050
A.P.M. van der Poel9)	214,940	179,518	394,458	5,661
J.W. Whybrow10)	—	44,271	44,271	—

	2,948,690	892,586	3,841,276	551,691

1)	The annual incentives paid are related to the level of performance achieved in the previous year.

2)	The stated amounts concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then this share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated.

3)	As of 2003 gross costs of an apartment, provided by Philips, are included. As of 2004 gross costs of Philips products put at the disposal of members of the Board of Management are included.

4)	Salary figure relates to period January-June 15, 2005.

5)	Salary figure relates to period June 15-December 31, 2005.

6)	Annual Incentive figure 2004 relates to period January-April 2003.

7)	Other compensation figures include relocation costs of EUR 155,631 resulting from contract of employment dated April 1997.

8)	Annual incentive figures relate to period April-December 2002.

9)	Salary figure relates to period January-April 2003.

10)	Annual incentive figure 2003 relates to period January-March 2002.
The tables below give an overview of the interests of the members of the Board of Management under the restricted share plans and the stock options plans respectively of Royal Philips Electronics:

	number of restricted share rights
	as of Jan. 1, 2005	granted during 2005	delivered during 2005	as of Dec. 31, 2005	potential premium shares
G.J. Kleisterlee	27,736	16,002	11,201	32,537	9,924
P-J. Sivignon	—	10,668	—	10,668	2,136
G.H.A. Dutiné	18,492	10,668	7,468	21,692	6,621
A. Huijser	18,492	10,668	7,468	21,692	6,621
	64,720	48,006	26,137	86,589	25,302
See note 35 to the financial statements for further information on stock options.
Philips Annual Report 2005  171

Group financial statements

	number of options						amounts in euros
								share (closing)
	as of Jan. 1,		granted during	exercised during	as of Dec. 31,			price on exercise
	2005		2005	2005	2005		exercise price	date	expiry date
G.J. Kleisterlee	52,500	1)			52,500	1)	42.24		17.02.2010
	105,000				105,000		37.60		08.02.2011
	115,200				115,200		30.17		07.02.2012
	52,803				52,803		16.77		15.04.2013
	48,006				48,006		24.13		13.04.2014
	—		48,006		48,006		19.41		18.04.2015
P-J. Sivignon	—		32,004		32,004		22.07		18.07.2015
G.H.A. Dutiné	124,8001,2)				124,800	1,2)	30.17		07.02.2012
	35,208				35,208		16.77		15.04.2013
	32,004				32,004		24.13		13.04.2014
	—		32,004		32,004		19.41		18.04.2015
A. Huijser	35,000	1)			35,000	1)	42.03		17.02.2010
	35,000	1)			35,000	1)	37.60		08.02.2011
	76,800				76,800		30.17		07.02.2012
	35,208				35,208		16.77		15.04.2013
	32,004				32,004		24.13		13.04.2014
	—		32,004		32,004		19.41		18.04.2015

	779,533		144,018	—	923,551

1)	awarded before date of appointment as a member of the Board of Management
2)	partly sign-on bonus
The Supervisory Board and the Board of Management have decided to adjust upwards the exercise price of all options granted to, but not yet exercised by, members of the Board of Management as of July 31, 2000 by EUR 0.21 per common share in connection with the 3% share reduction program effected mid-2000. This increase is incorporated in the table above.
The total pension charges of the members of the Board of Management in 2005 amount to EUR 665,489 (pension charge in 2004: 834,757; 2003: EUR 1,096,296.
The vested pension benefits and relevant pension indicators of individual members of the Board of Management are as follows (in euros):

			increase in		accumulated annual		pension premium	pension premium
	age at December	ultimate	accrued pension		pension as at		2005 paid by	2005 paid by	pension charges
	31, 2005	retirement age	during 2005		December 31, 2005		employer1)	employee	2005
G.J. Kleisterlee	59	62	21,058		576,562		—	59,059	151,076
P-J. Sivignon	49	62	4,379		4,379		—	13,179	92,183
G.H.A. Dutiné	53	62	15,772	2)	61,228	2)	69,809	33,859	253,833	2)
A. Huijser4)	59	62	42,498		369,239		—	33,109	68,733

									565,825	3)

1)	Due to pension premium holiday no contribution was made, except for the special pension arrangement regarding Mr Dutiné (see note 2 below).

2)	Including vested entitlements following from special pension arrangement that have been transferred to the Dutch Philips Pension Fund at the end of 2005 (Mr Dutiné: EUR 4,638).

3)	Mr Hommen for the period January-May 2005 not included (EUR 99,664).

4)	Mr Huijser will retire on April 1, 2006.
172   Philips Annual Report 2005

Remuneration of the Supervisory Board
The remuneration of the members of the Supervisory Board amounted to EUR 496,625 (2004: EUR 422,016, 2003: EUR 399,328); former members received no remuneration.
The annual remuneration for individual members is EUR 41,000 and for the Chairman EUR 75,000. Additionally, the annual remuneration for a regular member of a committee of the Supervisory Board is compensated by an amount of EUR 4,500, for the Chairman of a committee EUR 6,000 and for the Chairman of the Audit Committee EUR 7,000. At year-end 2005, the present members of the Supervisory Board held no stock options.
The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

	2005
	membership	committees	total
L.C. van Wachem (January-March)	37,500	2,625	40,125
W. de Kleuver	66,500	10,500	77,000
L. Schweitzer	41,000	1,125	42,125
R. Greenbury	41,000	4,500	45,500
J-M. Hessels	41,000	7,000	48,000
K.A.L.M. van Miert	41,000	4,500	45,500
C.J. van Lede	41,000	5,625	46,625
J.M. Thompson	41,000	4,500	45,500
E. Kist	41,000	3,375	44,375
N.L. Wong (April-Dcember)	41,000	—	41,000
J.J. Schiro (October-December)	20,500	375	20,875

	452,500	44,125	496,625

	2004
	membership	committees	total
L.C. van Wachem	74,874	9,076	83,950
W. de Kleuver	40,840	9,076	49,916
L. Schweitzer	40,840	—	40,840
R. Greenbury	40,840	4,538	45,378
J-M. Hessels	40,840	4,538	45,378
K.A.L.M. van Miert	40,840	4,538	45,378
C.J. van Lede	40,840	4,538	45,378
J.M. Thompson	40,840	4,538	45,378
E. Kist (July-December)	20,420	—	20,420

	381,174	40,842	422,016

	2003
	membership	committees	total
L.C. van Wachem	74,874	9,076	83,950
W. de Kleuver	40,840	9,076	49,916
L. Schweitzer	40,840	—	40,840
R. Greenbury	40,840	4,538	45,378
J-M. Hessels	40,840	4,538	45,378
K.A.L.M. van Miert	40,840	4,538	45,378
C.J. van Lede (April-December)	40,840	3,404	44,244
J.M. Thompson (April-December)	40,840	3,404	44,244

	360,754	38,574	399,328
Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to take any interests in derivative Philips securities.

	number of shares
	as of	as of
	December 31,	December 31,
	2004	2005
W. de Kleuver	4,131	4,131
L. Schweitzer	1,070	1,070
J.M. Thompson	1,000	1,000
G.J. Kleisterlee	107,004	118,205
G. Dutiné	3,912	11,380
A. Huijser	30,508	37,976
(37)
Fair value of financial assets and liabilities
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. Additionally, because of the variety of valuation techniques permitted under SFAS No. 107, ‘Disclosures about Fair Value of Financial Instruments’, comparisons of fair values between entities may not be meaningful. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.
     Philips Annual Report 2005 173

Group financial statements

	December 31, 2004		December 31, 2005
	carrying	estimated fair	carrying	estimated fair
	amount	value	amount	value
Assets:
Cash and cash equivalents	4,349	4,349	5,293	5,293
Accounts receivable - current	4,412	4,412	5,155	5,155
Other financial assets	876	876	673	673
Accounts receivable - non-current	227	224	213	212
Derivative instruments - assets	523	523	143	143
Liabilities:
Accounts payable	(3,346)	(3,346)	(3,856)	(3,856)
Debt	(4,513)	(4,810)	(4,487)	(4,757)
Derivative instruments - liabilities	(149)	(149)	(228)	(228)
The following methods and assumptions were used to estimate the fair value of financial instruments:
Cash, accounts receivable — current and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.
Cash equivalents
The fair value is based on the estimated market value.
Other financial assets
For other financial assets, fair value is based upon the estimated market prices.
Accounts receivable — non-current
The fair value is estimated on the basis of discounted cash flow analyses.
Debt
The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon Philips’ incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt. At December 31, 2005 the accrued interest of bonds, which is the main part of the accrual, was EUR 106 million (2004: EUR 121 million).
(38)
Other financial instruments, derivatives and currency risk
The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 13 respectively note 20. Currency fluctuations may impact Philips’ financial results. The Company has a limited structural currency mismatch between costs and revenues, as a proportion of its production, administration and research and development costs is denominated in euros, while a proportion of its revenues is denominated in US dollars.
The Company is exposed to currency risk in the following areas:
•	transaction exposures, such as forecasted sales and purchases, and receivables respectively payables resulting from such transactions;

•	translation exposure of net income in foreign entities;

•	translation exposure of investments in foreign entities;

•	exposure of non-functional-currency-denominated debt;

•	exposure of non-functional-currency-denominated equity investments.
It is Philips’ policy that significant transaction exposures are hedged. The Philips policy generally requires committed foreign currency exposures to be hedged fully using forwards. Anticipated transactions are hedged using forwards or options or a combination thereof. The policy for the hedging of anticipated exposures specifying the use of forwards/options and the hedge tenor varies per business and is a function of the ability to forecast cashflows and the way in which the businesses can adapt to changed levels of foreign exchange rates. As a result, hedging activities may not eliminate all currency risks for these transaction exposures. Generally, the maximum tenor of these hedges is less than 18 months. The Company does not hedge the exposure arising from translation exposure of net income in foreign entities. Translation exposure of equity invested in consolidated foreign entities financed by equity is partially hedged. If a hedge is entered into, it is accounted for as a net investment hedge.
The currency of the external funding of the Company is matched with the required financing of subsidiaries either directly by external foreign currency loans, or by using foreign exchange swaps.
Philips does not currently hedge the foreign exchange exposure arising from unconsolidated equity investments. The Company uses foreign exchange derivatives to manage its currency risk. The US dollar (including related currencies such as the Hong Kong dollar) and Taiwanese dollar account for a high percentage of the Company’s foreign exchange derivatives. Apart from that, the Company has significant derivatives outstanding related to the pound sterling.
Changes in the value of foreign currency accounts receivable/payable as well as the changes in the fair value of the hedges of accounts receivable/ payable are reported in the income statement under cost of sales. The hedges related to forecasted transactions are recorded as cash flow hedges. The results from such hedges are deferred in equity. Currently, a loss of EUR 45 million before taxes is deferred in equity as a result of these hedges. The result deferred in equity will mostly be released to the income statement in 2006 at the time when the related hedged transactions affect the income statement. During 2005 a net loss of less than EUR 1 million was recorded in the income statement as a result of ineffectiveness of transaction hedges.
Changes in the fair value of hedges related to translation exposure of investments in foreign entities financed by debt are recognized in the income statement. The changes in the fair value of these hedges related to foreign exchange movements are offset in the income statement by changes in the fair value of the hedged items. The Company recorded a loss of EUR 164 million in other comprehensive income under currency translation differences as a result of net investment hedges of investments in foreign subsidiaries. A loss of EUR 1 million was booked to the income statement as a result of ineffectiveness of net investment hedges.
(39)
Subsequent events
On January 19, 2006, Philips announced that it had signed a definitive merger agreement with Lifeline Systems (NASDAQ: LIFE), under which Philips will acquire Lifeline, a leader in personal emergency response services. Philips has agreed to acquire Lifeline for USD 47.75 per share or a total equity value of USD 750 million (equaling an aggregate value of USD 690 million net of USD 60 million cash and cash equivalents) in a transaction that has been unanimously approved by the Board of Directors of Lifeline. Completion of the transaction is subject to the terms and conditions of the merger agreement, which contains customary closing conditions and is subject to the approval of Lifeline’s shareholders.
In January 2006, LG.Philips Displays Holding B.V. announced that due to worsening conditions in the CTR marketplace and unsustainable debt, it and various companies in the Netherlands, Germany, Slovakia and France have filed for bankruptcy, while part of the LPD business in the Netherlands and United Kingdom has been continued. Given the holding company’s inability to further fund the subsidiaries, its operations in the Czech Republic, Mexico and the US are also reviewing their financial position.
174   Philips Annual Report 2005

Auditors’ report
Report of independent registered public accounting firm
We have audited the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, appearing on page 124 to 174. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with accounting principles generally accepted in the United States of America.
Amstelveen, February 13, 2006
KPMG Accountants N.V.
Philips Annual Report 2005   175

Corporate governance
Corporate governance of the Philips Group
General
Koninklijke Philips Electronics N.V., a company organized under Dutch law (the ‘Company’), is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company, which started as a limited partnership with the name Philips & Co in 1891, was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. On May 6, 1994 the name was changed to Philips Electronics N.V., and on April 1, 1998 the name was changed to Koninklijke Philips Electronics N.V. Its shares have been listed on the Amsterdam Stock Exchange Euronext Amsterdam since 1913. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.
Over the last decades the Company has pursued a consistent policy to enhance and improve its corporate governance in line with US, Dutch and international (codes of) best practices. The Company has incorporated a fair disclosure practice in its investor relations policy, has strengthened the accountability of its executive management and its independent supervisory directors, and has increased the rights and powers of shareholders and the communication with investors. The Company is required to comply with, inter alia, Dutch Corporate Governance rules, the US Sarbanes-Oxley Act, New York Stock Exchange rules and related regulations, insofar as applicable to the Company. A summary of significant differences between the Company’s corporate governance structure and the New York Stock Exchange corporate governance standards is published on the Company’s website (www.philips.com/investor).
In this report, the Company addresses its overall corporate governance structure and states to what extent it applies the provisions of the Dutch Corporate Governance Code of December 9, 2003 (the ‘Dutch Corporate Governance Code’). The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the vast majority of the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied. Some recommendations are not (fully) applied, and the reasons for these deviations are set out hereinafter. Deviations from aspects of the corporate governance structure of the Company that are described in this report, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure — including substantial amendments to the Rules of Procedure of the Supervisory Board and the Board of Management respectively — and in the Company’s compliance with the Dutch Corporate Governance Code shall be submitted to the General Meeting of Shareholders for discussion under a separate agenda item.
Also in connection with the implementation of the Dutch Corporate Governance Code and new Dutch legislation, the 2005 Annual General Meeting of Shareholders resolved to amend the articles of association of the Company. Pursuant to the amendment of the articles of association, the Company’s priority shares have been withdrawn and the thresholds for overruling the binding recommendation for appointments of members of the Board of Management and the Supervisory Board have been changed. Furthermore the articles of association now also contain detailed provisions on dealing with conflicts of interests of members of the Board of Management and stipulate that resolutions that are so far-reaching that they would significantly change the identity or nature of the Company or the enterprise shall be subject to the approval of the General Meeting of Shareholders.
Board of Management
General
The executive management of Philips is entrusted to its Board of Management under the chairmanship of the President/Chief Executive Officer (CEO) and consists of at least three members (currently four). The members of the Board of Management have collective powers and responsibilities. They share responsibility for the management of the Company, the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. According to the Company’s corporate objectives and Dutch law, the Board of Management is guided by the interests of the Company and its affiliated enterprises within the Group, taking into consideration the interests of the Company’s stakeholders, and is accountable for the performance of its assignment to the Supervisory Board and the General Meeting of Shareholders. The Board of Management follows its own Rules of Procedure, which set forth procedures for meetings, resolutions, minutes and (vice) chairmanship. These Rules of Procedure are published on the Company’s website.
(Term of) Appointment, individual data and conflicts of interests Members of the Board of Management and the President/CEO are elected by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the President/CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority.
Members of the Board of Management and the President/CEO are appointed for a maximum term of four years, it being understood that this maximum term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment. Reappointment is possible for consecutive maximum terms of four years or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter.
Individual data on the members of the Board of Management are published in the chapter Our leadership that begins on page 52 of this Annual Report, and updated on the Company’s website. The acceptance by a member of the Board of Management of membership of the supervisory board of another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. No member of the Board of Management holds more than two supervisory board memberships of listed companies, or is a chairman of such supervisory board, other than of a Group company. This principle was deviated from in respect of Mr Hommen, the previous Chief Financial Officer (CFO), during the last months prior to his retirement becoming effective.
The Company has formalized its rules to avoid conflicts of interests between the Company and members of the Board of Management. The articles of association state that in the event of a legal act or a lawsuit between the Company and a member of the Board of Management, certain of such member’s relatives, or certain (legal) entities in which a member of the Board of Management has an interest, and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the lawsuit or the legal act. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board.
Legal acts as referred to above shall be mentioned in the Annual Report for the financial year in question. The Rules of Procedure of the Board of Management establish further rules on the reporting of (potential) conflicts of interests. No (potential) conflicts of interests have been reported during the financial year 2005.
Relationship between Board of Management and Supervisory Board The Board of Management is supervised by the Supervisory Board and provides the latter with all information the Supervisory Board needs to
218   Philips Annual Report 2005

fulfill its own responsibilities. Major decisions of the Board of Management require the approval of the Supervisory Board; these include decisions concerning (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve the objectives, and, if necessary, (c) the parameters to be applied in relation to the strategy.
The Supervisory Board has decided to propose to the 2006 General Meeting of Shareholders to appoint the current CEOs of the Company’s operating divisions as members of the Board of Management, effective April 1, 2006.
Risk management approach
The Board of Management is responsible for ensuring that the Company complies with all relevant legislation and regulations. It is responsible for proper financing of the Company and the management of the risks that the Company is facing. It reports on and accounts for internal risk management and control systems to the Supervisory Board and its Audit Committee. Risk factors and the risk management approach — including the internal risk management and control system and the certification thereof by the Board of Management, as well as the sensitivity of the Company’s results to external factors and variables — are described in more detail in the Annual Report. Within Philips, risk management forms an integral part of business management. The Company’s risk and control policy is designed to provide reasonable assurance that strategic objectives are met by creating focus, by integrating management control over the Company’s operations, by ensuring compliance with legal requirements and by safeguarding the reliability of the financial reporting and its disclosures. The Company’s risk management approach is embedded in the periodic business planning and review cycle. With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. On the basis of risk assessments, operating division and business management determines the risks related to the achievement of business objectives and appropriate risk responses in relation to business processes and objectives.
The Board of Management is responsible for internal control in the Company and has implemented a risk management and control system that is designed to ensure that significant risks are identified and to monitor the realization of operational and financial objectives of the Company. Furthermore the system is designed to ensure compliance with relevant laws and regulations. The Company has designed its internal control system in accordance with the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which recommendations are aimed at providing a reasonable level of assurance.
The Company’s risk management and internal control system is designed to determine risks in relation to the achievement of operational and financial business objectives and appropriate risk responses. The most important risks identified, as well as the structure of the aforesaid risk management and internal control system, are discussed in the section Risk management that begins on page 101 of this Annual Report. Significant changes and improvements in the Company’s risk management and internal control system are disclosed in that section and have been discussed with the Supervisory Board’s Audit Committee and the external auditor.
Internal representations received from management, regular management reviews, reviews of the design and implementation of the Company’s risk management approach and reviews in business and functional audit committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2005 and that there are no indications that they will not continue to do so. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.
It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and noncompliances with rules and regulations.
In view of all of the above the Board of Management believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof. This statement cannot be construed as a statement in accordance with the requirements of section 404 of the US Sarbanes-Oxley Act.
Philips has a financial code of ethics which applies to certain senior officers, including the CEO and CFO, and to employees performing an accounting or financial function (the financial code of ethics has been published on the Company’s website). The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Internal ‘whistleblowers’ have the opportunity, without jeopardizing their position, to report on irregularities of a general, operational or financial nature and to report complaints about members of the Board of Management to the Chairman of the Supervisory Board.
In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F (which incorporates major parts of the Annual Report).
A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. Apart from the certification by the CEO and CFO under US law, each individual member of the Supervisory Board and the Board of Management must under Dutch law, sign the financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this.
Amount and composition of the remuneration of the Board of Management.
The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and is consistent with the policies thereon as adopted by the General Meeting of Shareholders. The remuneration policy applicable to the Board of Management was adopted by the 2004 General Meeting of Shareholders, and amended by the 2005 General Meeting of Shareholders and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in the chapter Report of the Supervisory Board that begins on page 60 of this Annual Report and other parts of this Annual Report.
The remuneration structure, including severance pay, is such that it promotes the interests of the Company in the medium and long term, does not encourage members of the Board of Management to act in their own interests and neglect the interests of the Company, and does not reward failing members of the Board of Management upon termination of their employment. The level and structure of remuneration shall be determined in the light of factors such as the results, the share price performance and other developments relevant to the Company.
The main elements of the contract of employment of a new member of the Board of Management — including the amount of the (fixed) base salary, the structure and amount of the variable remuneration component, any severance plan, pension arrangements and the general performance criteria — shall be made public no later than the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for appointment of that member of the Board of Management has been placed on the agenda. From August 1, 2003 onwards, for new members of the Board of Management the term of their contract of employment is set at a maximum period of four years, and in case of
Philips Annual Report 2005   219

Corporate governance
termination, severance payment is limited to a maximum of one year’s base salary subject to mandatory Dutch law, to the extent applicable; if the maximum of one-year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary. The Company does not grant personal loans, guarantees or the like to members of the Board of Management, and no such (remissions of) loans and guarantees were granted to such members in 2005, nor are outstanding as per December 31, 2005.
In 2003, Philips adopted a Long-Term Incentive Plan (‘LTIP’ or the ‘Plan’) consisting of a mix of restricted shares and stock options for members of the Board of Management, the Group Management Committee, Philips executives and other key employees. This Plan was approved by the 2003 General Meeting of Shareholders. Future substantial changes to the Plan applicable to members of the Board of Management will be submitted to the General Meeting of Shareholders for approval. As from 2002, the Company grants fixed stock options that expire after ten years to members of the Board of Management (and other grantees). The options vest after three years and may not be exercised in the first three years after they have been granted. Options are granted at fair market value, based on the closing price of Euronext Amsterdam on the date of grant, and neither the exercise price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice. The value of the options granted to members of the Board of Management and other personnel and the method followed in calculating this value are stated in the notes to the annual accounts. Philips is one of the first companies to have introduced restricted shares as part of the LTIP. A grantee will receive the restricted shares in three equal installments in three successive years, provided he/ she is still with Philips on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided he/she is still with Philips. The Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, restricted shares granted to these members of the Board of Management shall be retained for a period of at least five years, instead for a period of three years, or until at least the end of employment, if this period is shorter.
The actual number of long-term incentives (both stock options and restricted shares) that are to be granted to the members of the Board of Management will be determined by the Supervisory Board and depends on the achievement of the set team targets in the areas of responsibility monitored by the individual members of the Board of Management and on the share performance of Philips. The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of 24 leading multinational electronics/electrical equipment companies over a three-year period; the composition of this group is described in the Report of the Supervisory Board that begins on page 60 of this Annual Report. The TSR performance of Philips and the companies in the peer group is divided into quintiles. Based on this relative TSR position at the end of December, the Supervisory Board establishes a multiplier which varies from 0.8 to 1.2 and depends on the quintile in which the Philips TSR result falls. Every individual grant, the size of which depends on the positions and performance of the individuals, will be multiplied by the multiplier.
Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips’ Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time) unless an exemption is available. Furthermore, the Rules of Procedure of the Board of Management contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management and the annual notification to the Philips Compliance Officer of any changes in a member’s holdings of securities related to Dutch listed companies. In order to avoid the impression that the Company should or could take corrective action in respect of a certain transaction in securities in another company by a member of the Board of Management and the unnecessary administrative burden, the Supervisory Board and the Board of Management consider this annual notification to be in line with best practices and sufficient to reach an adequate level of transparency; however, it does not fully comply with the Dutch Corporate Governance Code recommendation II.2.6 which requires notification on a quarterly basis. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities in any of the companies belonging to the above mentioned peer group of 24 leading multinational electronics/electrical companies.
Indemnification of members of the Board of Management and Supervisory Board
Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O — Directors & Officers) for the persons concerned.
Supervisory Board
General
The Supervisory Board supervises the policies of the executive management (the Board of Management) and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate body that is independent of the Board of Management. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the Company. The Supervisory Board considers all its members to be independent under the applicable US Securities and Exchange Commission standards and pursuant to the Dutch Corporate Governance Code.
The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management in performing its management tasks and setting the direction of the Group’s business, including (a) achievement of the Company’s objectives, (b) corporate strategy and the risks inherent in the business activities, (c) the structure and operation of the internal risk management and control systems, (d) the financial reporting process, and (e) compliance with legislation and regulations. Major management decisions and the Group’s strategy are discussed with and approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the financial year, the number of committee meetings and the main items discussed.
Rules of Procedure of the Supervisory Board
The Supervisory Board’s Rules of Procedure set forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interests, trading in securities, profile of the Supervisory Board). Its composition follows the profile, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multi-product character of the Group’s businesses. The Supervisory Board further aims to have available appropriate experience within Philips by having one former Philips executive as a member. In line with US and Dutch best practices, the Chairman of the Supervisory Board should be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code; because this provision does not exclude a former Philips executive from being Chairman of the Supervisory Board, but only if he or she meets these standards, it is not fully in line with
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recommendation III.4.2 of the Dutch Corporate Governance Code. Under certain circumstances and in view of the position and responsibilities of the Chairman of the Supervisory Board it could be in the best interests of the Company that a member of the Board of Management, who resigned such position more than five years ago, be Chairman of the Supervisory Board.
The Rules of Procedure of the Supervisory Board are published on the Company’s website. They include the charters of its committees, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee and the Remuneration Committee. A maximum of one member of each committee need not be independent as defined by the Dutch Corporate Governance Code. Each committee reports, and submits its minutes for information, to the Supervisory Board.
The Supervisory Board is assisted by the General Secretary of the Company. The General Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the articles of association. Furthermore the General Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The General Secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed by the Board of Management and may be dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.
(Term of) Appointment, individual data and conflicts of interests
The Supervisory Board consists of at least three members (currently ten), including a Chairman, Vice-Chairman and Secretary. The so-called Dutch ‘structure regime’ does not apply to the Company itself. Members are currently elected by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board. According to the Company’s articles of association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority.
Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter. In the event of inadequate performance, structural incompatibility of interests, and in other instances in which resignation is deemed necessary in the opinion of the Supervisory Board, the Supervisory Board shall submit to the General Meeting of Shareholders a proposal to dismiss the respective member of the Supervisory Board. There is no age limit applicable, and members may be re-elected twice. The date of expiration of the terms of Supervisory Board members is put on the Company’s website. Individual data on the members of the Supervisory Board are published in the Annual Report, and updated on the Company’s website.
After their appointment, all members of the Supervisory Board shall follow an introductory program, which covers general financial and legal affairs, financial reporting by the Company, any specific aspects that are unique to the Company and its business activities, and the responsibilities of a Supervisory Board member. Any need for further training or education of members will be reviewed annually, also on the basis of an annual evaluation survey.
In accordance with policies adopted by the Supervisory Board, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships.
In compliance with the Dutch Corporate Governance Code, the Company has formalized strict rules to avoid conflicts of interests between the Company and members of the Supervisory Board; all information about a conflict of interests situation is to be provided to the Chairman of the Supervisory Board. No conflicts of interests were reported in 2005.
Meetings of the Supervisory Board
The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the risks of the business, and the result of the assessment by the Board of Management of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. In 2005 each member of the Supervisory Board participated in five or more of the meetings of the Supervisory Board. The members of the Board of Management attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board, the Board of Management and the Group Management Committee, as well as the remuneration and performance of individual members of the Board of Management and the Group Management Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Board of Management being present, both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof. The President/CEO and other members of the Board of Management have regular contacts with the Chairman and other members of the Supervisory Board. The Board of Management is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Board of Management and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.
The Chairman of the Supervisory Board
The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introductory program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, (e) the performance of the Board of Management members and Supervisory Board members is assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman.
Remuneration of the Supervisory Board and share ownership
The remuneration of the individual members of the Supervisory Board, as well as the additional remuneration for its Chairman and the members of its committees is determined by the General Meeting of Shareholders. The remuneration of a Supervisory Board member is not dependent on the results of the Company. Further details are published in the chapter Report of the Supervisory Board that begins on page 60 of this Annual Report. The Company shall not grant its Supervisory Board members any personal loans, guarantees or similar arrangements. No such (remissions of) loans and guarantees were granted to such members in 2005, nor were any outstanding as per December 31, 2005.
Shares or rights to shares shall not be granted to a Supervisory Board member. In accordance with the Rules of Procedure of the Supervisory Board, any shares in the Company held by a Supervisory Board member are long-term investments. The Supervisory Board has adopted a policy on ownership (and notification) of transactions in non-Philips securities by members of the Supervisory Board. This policy is included in the
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Rules of Procedure of the Supervisory Board. In order to avoid the impression that the Company should or could take corrective action in respect of a certain transaction in securities in another company by a member of the Supervisory Board and the unnecessary administrative burden, the Supervisory Board considers an annual notification of changes in a member’s holdings of securities related to Dutch listed companies to the Philips Compliance Officer to be in line with best practices and sufficient to reach an adequate level of transparency; however, it is not fully in compliance with the Dutch Corporate Governance Code, recommendation III.7.3, which requires notification on a quarterly basis.
The Corporate Governance and Nomination & Selection Committee
The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice-Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Group Management Committee; (b) periodically assesses the size and composition of the Supervisory Board, the Board of Management and the Group Management Committee, and makes the proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Group Management Committee, and reports on this to the Supervisory Board. The Committee also consults with the President/ CEO and the Board of Management on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Group Management Committee, and advises the Supervisory Board on the candidates for appointment. It further supervises the policy of the Board of Management on the selection criteria and appointment procedures for Philips Executives.
The Remuneration Committee
The Remuneration Committee meets at least twice a year and is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee. It drafts the proposal for the remuneration policy to be adopted by the Supervisory Board for the remuneration of the members of the Board of Management and the Group Management Committee.
The Remuneration Committee prepares an annual remuneration report. The remuneration report contains an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the implementation of the remuneration policy planned by the Supervisory Board for the next years. The Supervisory Board aims to have appropriate experience available within the Remuneration Committee. Although currently these functions are not combined, the Supervisory Board is of the opinion that, considering the functions and tasks of the Chairman of the Remuneration Committee and the position and responsibilities of the Chairman of the Supervisory Board, it could be desirable that these functions may be combined in view of the role of the Chairman of the Remuneration Committee towards the President /CEO and other members of the Board of Management in the procedures for determining the remuneration policy and the remuneration of the individual members of the Board of Management. No more than one member of the Remuneration Committee shall be an executive board member of another Dutch listed company.
In performing its duties and responsibilities the Remuneration Committee is assisted by a remuneration expert acting on the basis of a protocol ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interests are avoided.
The Audit Committee
The Audit Committee meets at least four times a year, before the publication of the annual and quarterly results. At least one of the members of the Audit Committee, which currently consists of four members of the Supervisory Board, is a financial expert as set out in the Dutch Corporate Governance Code and each member is financially literate. In accordance with this code, a financial expert has relevant knowledge and experience of financial administration and accounting at the company in question. The Supervisory Board considers the fact of being compliant with the Dutch Corporate Governance Code, in combination with the knowledge and experience available in the Audit Committee as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. The Supervisory Board has determined that none of the members of the Audit Committee is designated as an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.
The tasks and functions of the Audit Committee, as described in its charter, which is published on the Company’s website as part of the Rules of Procedure of the Supervisory Board, include the duties recommended in the Dutch Corporate Governance Code. More specifically, the Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, its independence and its performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). It reviews the Company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings.
In reviewing the Company’s annual and interim statements, including non-financial information, and advising the Supervisory Board on internal control policies and internal audit programs, the Audit Committee reviews matters relating to accounting policies and compliance with accounting standards, compliance with statutory and legal requirements and regulations, particularly in the financial domain. Important findings and identified risks are examined thoroughly by the Audit Committee in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee, in cooperation with the external auditor, reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and organizational structure of the internal audit function.
With regard to the external audit, the Audit Committee reviews the proposed audit scope, approach and fees, the independence of the external auditor, its performance and its (re-)appointment, audit and permitted non-audit services provided by the external auditor in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considers the report of the external auditor and its report with respect to the annual financial statements. According to the procedures, the Audit Committee acts as the principal contact for the external auditor if the auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the GBP including the deployment thereof, overviews on tax, IT, litigation, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Company’s major areas of risk. The Company’s external auditor attends all Committee meetings and the Audit Committee meets separately at least on a quarterly basis with each of the President/CEO, the CFO, the internal auditor and the external auditor.
Group Management Committee
The Group Management Committee consists of the members of the Board of Management, Chairmen of operating divisions and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across Philips and to implement common policies.
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General Meeting of Shareholders
General
A General Meeting of Shareholders is held at least once a year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanation and appendices, and the Report of the Supervisory Board, any proposal concerning dividends or other distributions, the appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with the provisions of the Company’s articles of association. As a separate agenda item and in application of Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the shareholders when the resolution is adopted. The General Meeting of Shareholders is held in Eindhoven, Amsterdam, Rotterdam or The Hague no later than six months after the end of the financial year.
Meetings are convened by public notice and by letter, or, insofar as permitted by law, by the use of electronic means of communication, to registered shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of the General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained where necessary in writing. In accordance with the articles of association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the Company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company’s outstanding capital or, according to the official price list of Euronext Amsterdam N.V., representing a value of at least 50 million euros.
Main powers of the General Meeting of Shareholders
All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and of the Supervisory Board, to adopt the annual accounts, declare dividends and to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the articles of association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common corporate practice in the Netherlands, the Company each year requests limited authorization to issue (rights to) shares, to restrict or exclude pre-emptive rights and to repurchase shares. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This concerns resolutions to (a) transfer the business of the Company, or almost the entire business of the Company, to a third party (b) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company or (c) acquire or dispose of a participating interest in the capital of a company to the value of at least one third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries. Thus the Company puts principle IV.1 of the Dutch Corporate Governance Code into practice within the framework of the articles of association and Dutch law and in the manner as described in this corporate governance report.
The Board of Management and Supervisory Board are also accountable, at the Annual General Meeting of Shareholders, for the policy on the additions to reserves and dividends (the level and purpose of the additions to reserves, the amount of the dividend and the type of dividend). This subject shall be dealt with and explained as a separate agenda item at the General Meeting of Shareholders. Philips aims for a sustainable and stable dividend distribution to shareholders in the long term. A resolution to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.
The Board of Management and the Supervisory Board are required to provide the General Meeting of Shareholders with all requested information, unless this would be prejudicial to an overriding interest of the Company. If the Board of Management and the Supervisory Board invoke an overriding interest, reasons must be given. If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds a certain threshold (currently one third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company), and such bid is made public, the Board of Management shall, at its earliest convenience, make public its position on the bid and the reasons for this position.
Logistics of the General Meeting of Shareholders and provision of information
General
The Company may set a registration date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders. Shareholders registered at such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders. Shareholders who are entitled to attend a General Meeting of Shareholders may be represented by proxies.
Information which is required to be published or deposited pursuant to the provisions of company law and securities law applicable to the Company, is placed and updated on the Company’s website, or hyperlinks are established. The Board of Management and Supervisory Board shall ensure that the General Meeting of Shareholders is informed by means of a ‘shareholders circular’ published on the Company’s website of facts and circumstances relevant to the proposed resolutions.
Resolutions adopted at a General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the meeting; such resolutions shall also be published on the Company’s website within one day after the meeting. A summary of the discussions during the General Meeting of Shareholders, in the language of the meeting, is made available to shareholders, on request, no later than three months after the meeting. Shareholders shall have the opportunity to react to this summary in the following three months, after which a final summary is adopted by the chairman of the meeting in question. Such summary shall be made available on the Company’s website.
Proxy voting and the Shareholders Communication Channel Philips was one of the key companies in the establishment of the Shareholders Communication Channel, a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and shareholders that hold their shares through a Dutch bank account with a participating bank. The Company uses the Shareholders Communication Channel to distribute a voting instruction form for the Annual General Meeting of Shareholders. By returning this form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. The Shareholders Communication Channel can also be used, under certain conditions, by participating Philips shareholders to distribute — either by mail or by placing it on the Company’s website — information directly related to
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Corporate governance
the agenda of the General Meeting of Shareholders to other participating Philips shareholders.
Preference shares and the Stichting Preferente Aandelen Philips
As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As then anticipated and disclosed, the Stichting Preferente Aandelen Philips (‘the Foundation’) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to gain a controlling interest in the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time.
The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, in such a way that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt at) a hostile takeover this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the bidder and its plans, seek alternatives and defend Philips’ interests and those of its stakeholders from a position of strength.
The members of the self-electing Board of the Foundation are Messrs S.D. de Bree, F.J.G.M. Cremers, M.W. den Boogert, W. de Kleuver and G.J. Kleisterlee. As Chairman of the Supervisory Board and the Board of Management respectively, Messrs De Kleuver and Kleisterlee are members of the Board ex officio. Messrs De Kleuver and Kleisterlee are not entitled to vote.
The Board of Management of the Company and the Board of the Foundation declare that they are jointly of the opinion that the Foundation is independent of the Company as required by the Listing Requirements of Euronext Amsterdam N.V.’s stock market.
The Company does not have any other anti-takeover measures in the sense of other measures which exclusively or almost exclusively have the purpose of frustrating future public bids for the shares in the capital of the Company in case no agreement is reached with the Board of Management on such public bid. Furthermore the Company does not have measures which specifically have the purpose of preventing a bidder who has acquired 75% of the shares in the capital of the Company from appointing or dismissing members of the Board of Management and subsequently amending the articles of association of the Company. It should be noted that also in the event of (an attempt at) a hostile takeover, the Board of Management and the Supervisory Board are authorized to exercise in the interests of Philips all powers attributed to them.
Audit of the financial reporting and the position of the external auditor
The annual financial statements, observing Dutch law and applying US GAAP, are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee and the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the final opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption to the Annual General Meeting of Shareholders, to be convened subsequently. Philips, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.
Internal controls and disclosure policies
Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board, are in place for the preparation and publication of the Annual Report, the annual accounts, the quarterly figures and ad hoc financial information. As from 2003, the internal assurance process for business risk assessment has been strengthened and the review frequency has been upgraded to a quarterly review cycle, in line with emerging best practices in this area.
As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Board of Management in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses, and their effectiveness for this purpose will be reviewed periodically.
Auditor information
In accordance with the procedures laid down in the Philips Policy on Auditor Independence and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, once every three years the Supervisory Board and the Audit Committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, KPMG Accountants N.V., was appointed by the 1995 General Meeting of Shareholders. In 2002, when the Auditor Policy was adopted, the appointment of KPMG Accountants N.V. was confirmed by the Supervisory Board for an additional three years. The 2005 General Meeting of Shareholders has resolved to re-appoint KPMG Accountants N.V. as auditor. Mr. J.F.C. van Everdingen is the current partner of KPMG Accountants N.V. in charge of the audit duties for the Philips Group. In accordance with the rotation schedule determined in accordance with the Auditor Policy, he will be replaced by another partner of the auditing firm in 2006. The external auditor shall attend the Annual General Meeting of Shareholders. Questions may be put to him at the meeting about his report. The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.
The external auditor attends, in principle, all meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the USA.
Auditor policy
The Company maintains a policy of auditor independence, and this policy restricts the use of its auditing firm for non-audit services, in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance. The policy is laid down in the comprehensive policy on auditor independence published on the Company’s website.
224   Philips Annual Report 2005

Investor Relations
General
The Company is continually striving to improve relations with its shareholders. In addition to communication with its shareholders at the Annual General Meeting of Shareholders, Philips elaborates its financial results during (public) conference calls, which are broadly accessible. It publishes informative annual and quarterly reports and press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders. Each year the Company organizes major Philips divisional analysts days and participates in several broker conferences, announced in advance on the Company’s website and by means of press releases. Shareholders can follow in real time, by means of webcasting or telephone lines, the meetings and presentations organized by the Company. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual and quarterly financial information. While strictly complying with the rules and regulations on fair and non-selective disclosure and equal treatment of shareholders, in view of the number of meetings with analysts and presentations to analysts or investors, not all of these meetings and presentations are announced in advance by means of a press release and on the Company’s website or can be followed in real time. For this reason the Company cannot fully apply the literal text of recommendation IV.3.I. of the Dutch Corporate Governance Code.
The Company shall not, in advance, assess, comment upon or correct, other than factually, any analyst’s reports and valuations. No fee(s) will be paid by the Company to parties for the carrying-out of research for analysts’ reports or for the production or publication of analysts’ reports, with the exception of credit-rating agencies.
Major shareholders and other information for shareholders
As per December 31, 2005, no person is known to the Company to be the owner of more than 5% of its common shares other than the Company itself as a result of its share repurchase programs as described in the section Other information that begins on page 117 of this Annual Report. The common shares are held by shareholders worldwide in bearer and registered form. Outside the United States, common shares are held primarily in bearer form. As per December 31, 2005, approximately 89% of the common shares were held in bearer form. In the United States shares are held primarily in the form of registered shares of New York Registry (Shares of New York Registry) for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As per December 31, 2005, approximately 11% of the total number of outstanding common shares were represented by shares of New York Registry issued in the name of approximately 1,600 holders of record, including Cede & Co, acting as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries.
Only bearer shares are traded on the stock market of Euronext Amsterdam. Only shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.
Corporate seat and head office
The statutory seat of the Company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (The Netherlands Civil Code, Book 2, Articles 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 17001910).
The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, Netherlands, telephone 31 (0)20 59 77 777.
Compliance with the Dutch Corporate Governance Code
In accordance with the Dutch Order of Council of December 23, 2004, the Company fully complies with the Dutch Corporate Governance Code by applying its principles and best practice provisions that are addressed to the Board of Management and the Supervisory Board or by explaining why it deviates therefrom. The Company fully applies such principles and best practice provisions, with the exception of the following four recommendations that are not fully applied for the reasons set out above:
•	recommendation II.2.6 and III.7.3: with effect from January 1, 2005 the Company requires a notification to the Philips Compliance Officer of transactions in securities in Dutch listed companies by members of the Supervisory Board and the Board of Management on a yearly basis (instead of on a quarterly basis as the Dutch Corporate Governance Code recommends);

•	recommendation III.4.2: the Company requires the Chairman of the Supervisory Board to be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code, but does not exclude that a former member of the Board of Management who left the Company more then five years ago may be Chairman of the Supervisory Board (as the Dutch Corporate Governance Code does);

•	recommendation III.5.11: the Company does not exclude that the function of Chairman of the Supervisory Board may be combined with the function of Chairman of the Remuneration Committee although this is currently not the case; and

•	recommendation IV.3.1: while strictly complying with the rules and regulations on fair and non-selective disclosure and equal treatment of shareholders, in view of the number of meetings with analysts and presentations to analysts or investors, not all of these meetings and presentations are announced in advance by means of a press release and on the Company’s website or can be followed in real time.
February 13, 2006
Philips Annual Report 2005   225

The Philips Group in the last ten years (US GAAP)
all amounts in millions of euros unless otherwise stated
Due to factors such as consolidations and divestments, the amounts, percentages and ratios are not directly comparable.
General data

	Dutch GAAP			US GAAP
	1996	1997	1998 1)	1998 1)	1999	2000	2001	2001 4)	2002 4)	2003 4)	2004 4)	2005 4)
Sales	27,094	29,658	30,459	30,459	31,459	37,862	32,339	31,725	30,983	27,937	29,346	30,395
Percentage increase over previous year	7	9	3	3	3	20	(15)	(14)	(2)	(10)	5	4

Income (loss) from continuing operations 2)	126	1,231	541	1,025	1,595	9,577	(2,475)	(2,331)	(3,184)	723	2,815	2,951
Discontinued operations 3) 4)	202	263	5,054	4,891	—	—	—	(144)	(22)	(14)	21	(83)
Cumulative effect of a change in accounting principles	—	—	—	—	—	85	—	—	—	(14)	—	—
Net income (loss)	(268)	2,602	6,053	5,900	1,590	9,662	(2,475)	(2,475)	(3,206)	695	2,836	2,868

Turnover rate of net operating capital	2.70	2.84	2.91	2.95	3.20	3.12	2.15	2.15	2.41	2.94	3.57	3.81
Total employees at year-end (in thousands)	250	252	234	234	227	219	189	1895)	1705)	1645)	1625)	1595)
Salaries, wages and social costs paid	8,083	8,261	8,209	8,117	8,111	8,479	8,119	8,016	8,105	7,366	7,040	6,831

Income

Earnings before interest and tax	422	1,714	685	1,289	1,553	4,258	(1,395)	(1,251)	442	502	1,586	1,779
As a % of sales	1.6	5.8	2.2	4.2	4.9	11.2	(4.3)	(3.9)	1.4	1.8	5.4	5.9

Income taxes	7	(276)	(41)	(162)	(208)	(563)	428	428	(27)	15	(358)	(586)
As a % of income before taxes	(40)	20	11	17	14	9	19	20	(2)	(6)	20	31

Income (loss) after taxes	25	1,119	332	816	1,238	5,688	(1,882)	(1,738)	(1,812)	273	1,444	1,301
As a % of sales	0.1	3.8	1.1	2.7	3.9	15.0	(5.8)	(5.5)	(5.8)	1.0	4.9	4.3

Income (loss) before cumulative effect of a change in accounting principles	126	1,231	541	1,025	1,595	9,577	(2,475)	(2,475)	(3,206)	709	2,836	2,868
As a % of stockholders’ equity (ROE)	1.9	15.9	5.1	9.7	10.9	48.5	(11.9)	(11.9)	(19.2)	5.4	20.3	18.3
Per common share in euros	0.09	0.88	0.38	0.71	1.16	7.30	(1.94)	(1.94)	(2.51)	0.55	2.22	2.29

Net income (loss)	(268)	2,602	6,053	5,900	1,590	9,662	(2,475)	(2,475)	(3,206)	695	2,836	2,868
Per common share in euros	(0.20)	1.86	4.20	4.10	1.15	7.36	(1.94)	(1.94)	(2.51)	0.54	2.22	2.29

Dividend paid per common share in euros	0.18	0.18	0.23	0.23	0.25	0.30	0.36	0.36	0.36	0.36	0.36	0.40

1)	The Company has applied US GAAP since January 1, 2002. The years from 1998 onwards have been restated accordingly. Previous years have not been restated. For the convenience of the reader the 1998 figures are presented on the basis of both US and Dutch GAAP.

2)	Under Dutch GAAP, prior to 1999, certain material transactions, such as disposals of lines of activities, were accounted for as extraordinary items, whereas under US GAAP these would have been recorded in income (loss) from (continuing) operations.

3)	Discontinued operations until 1998 reflect the effect of the sale of PolyGram N.V. in 1998 in order to present the Philips Group accounts on a continuing basis.

4)	Discontinued operations from 2001 onwards reflect the effect of the intended sale of MDS in 2006, for which previous years have been restated.

5)	Including employees of MDS, which has been reported as a discontinued operation.

Definitions
Net operating capital:	total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in unconsolidated companies, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities and (h) current/non-current liabilities
ROE:	income from continuing operations as a % of average stockholders’ equity
Net debt:	long-term and short-term debt net of cash and cash equivalents
Group equity:	stockholders’ equity and minority interests
Net debt : group equity ratio:	the % distribution of net debt over group equity plus net debt
Average number of outstanding shares:	weighted average number of outstanding common shares during the reporting year
226   Philips Annual Report 2005

Capital employed

	Dutch GAAP			US GAAP
	1996	1997	1998 1)	1998 1)	1999	2000	2001	2001 4)	2002 4)	2003 4)	2004 4)	2005 4)
Cash and cash equivalents	785	1,397	6,553	6,553	2,331	1,089	890	890	1,858	3,072	4,349	5,293
Receivables and other current assets	5,369	5,464	5,442	5,442	6,453	6,806	6,670	6,540	5,479	5,444	5,625	6,092
Assets of discontinued operations	1,198	1,482	—	—	—	—	—	426	452	459	337	241
Inventories	4,334	4,522	4,274	4,017	4,268	5,279	4,290	4,240	3,449	3,093	3,140	3,480

Current assets	11,686	12,865	16,269	16,012	13,052	13,174	11,850	12,096	11,238	12,068	13,451	15,106

Non-current financial assets/unconsolidated companies	1,618	1,451	2,836	2,871	7,400	11,306	11,033	11,033	7,395	6,054	6,546	6,371
Non-current receivables/assets	1,662	1,858	1,920	1,920	2,326	2,713	3,080	3,080	2,772	2,799	3,050	3,444
Property, plant and equipment (book value)	6,719	6,935	6,574	6,597	7,332	9,041	7,718	7,474	5,950	4,725	4,871	4,893
Intangible assets (book value)	222	213	554	609	1,563	3,290	5,521	5,519	4,934	3,765	2,805	4,047

Non-current assets	10,221	10,457	11,884	11,997	18,621	26,350	27,352	27,106	21,051	17,343	17,272	18,755

Total assets	21,907	23,322	28,153	28,009	31,673	39,524	39,202	39,202	32,289	29,411	30,723	33,861

Property, plant and equipment:
Capital expenditures for the year	2,185	1,627	1,634	1,634	1,662	3,170	2,143	2,069	1,141	956	1,273	997
Depreciation for the year	1,437	1,492	1,615	1,615	1,548	1,789	1,969	1,908	1,732	1,518	1,369	1,256
Capital expenditures : depreciation	1.5	1.1	1.0	1.0	1.1	1.8	1.1	1.1	0.7	0.6	0.9	0.8

Inventories as a % of sales	16.0	15.2	14.0	13.2	13.6	13.9	13.3	13.4	11.1	11.1	10.7	11.4
Outstanding trade receivables, in months’ sales	1.3	1.3	1.3	1.3	1.4	1.5	1.5	1.5	1.3	1.3	1.3	1.4

Financial structure

Other liabilities	5,768	6,328	6,779	6,751	8,262	8,764	8,234	8,047	7,573	7,410	7,982	9,308
Liabilities of discontinued operations	—	—	—	—	—	—	—	196	264	264	188	143
Debt	5,855	4,030	3,587	3,587	3,314	4,027	7,866	7,866	7,109	5,876	4,513	4,487
Provisions	3,420	3,251	2,985	2,973	3,056	3,557	3,740	3,731	3,245	2,923	2,897	2,925

Total provisions and liabilities	15,043	13,609	13,351	13,311	14,632	16,348	19,840	19,840	18,191	16,473	15,580	16,863

Minority interests	279	559	242	242	333	469	202	202	179	175	283	332

Issued, paid-up capital	1,600	1,655	1,672	1,672	339	263	263	263	263	263	263	263
Surplus and reserves	4,985	7,499	12,888	12,784	16,369	22,444	18,897	18,897	13,656	12,500	14,597	16,403

Stockholders’ equity	6,585	9,154	14,560	14,456	16,708	22,707	19,160	19,160	13,919	12,763	14,860	16,666

Total equity and liabilities	21,907	23,322	28,153	28,009	31,673	39,524	39,202	39,202	32,289	29,411	30,723	33,861

Net debt : group equity ratio	42:58	21:79	(25):125	(25):125	5:95	11:89	26:74	26:74	27:73	18:82	1:99	(5):105

Stockholders’ equity per common share in euros	4.74	6.39	10.09	10.02	12.55	17.69	15.04	15.04	10.91	9.97	11.60	13.87

Market price per common share at year-end	7.94	13.80	14.30	14.30	33.75	39.02	33.38	33.38	16.70	23.15	19.51	26.25
Philips Annual Report 2005   227

Investor information
Detailed information for shareholders is available on the Investor Relations website www.philips.com/investor. As well as financial reports and presentations, the site also provides information on related issues, such as governance, business principles and sustainability.
Share capital structure
Philips common stock is composed of 1,316,095 thousand shares in total, of which 8.7% were held in treasury stock as of December 31, 2005. No person or group, apart from Royal Philips Electronics, is known to the Company to be the owner of more than 5% of the common shares.
Market capitalization
Philips’ market capitalization was EUR 31.5 billion at year-end 2005. The highest closing price for Philips’ shares in 2005 was EUR 26.70 on December 16, 2005 and the lowest was EUR 18.53 on January 12, 2005, both in Amsterdam.
Market capitalization
Listings
Philips’ shares are listed on Euronext Amsterdam (PHIA) and the New York Stock Exchange (PHG), the latter in ADR (American Depositary Receipt) form.
Share price development 2005
Key data

	FY	Q1	Q2	Q3	Q4
Amsterdam (EUR)
High	26.70	21.74	22.53	22.74	26.70
Low	18.53	18.53	18.95	21.08	21.16

NewYork (USD)
High	31.97	28.73	27.13	27.75	31.97
Low	23.99	23.99	24.31	25.36	25.52

	Jan.	Feb.	March	Apr.	May	Jun.
Amsterdam (EUR)
High	20.06	21.24	21.74	20.92	20.97	22.53
Low	18.53	20.36	20.76	18.95	19.06	20.90

NewYork (USD)
High	26.37	28.07	28.73	27.13	26.37	27.09
Low	23.99	26.49	27.08	24.31	24.50	25.19

	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.
Amsterdam (EUR)
High	22.74	22.67	22.56	22.72	23.75	26.70
Low	21.08	21.11	21.31	21.16	21.67	24.49

NewYork (USD)
High	27.58	27.75	27.67	26.84	27.94	31.97
Low	25.36	25.97	26.23	25.52	26.02	28.74
Performance in relation to market indices
5-year relative performance: Philips and AEX
5-year relative performance: Philips and DJ STOXX 50
228   Philips Annual Report 2005

Dividend policy
Philips aims for a sustainable dividend reflecting, over time, a distribution of 25 to 35% (the latter up from 30% last year) of continuing net income. The dividend paid over the last ten years is shown in the graph below.
Dividend paid (from prior-year profit distribution)

*	subject to approval at the 2006 Annual General Meeting of Shareholders
Dividend to shareholders
Shares of Koninklijke Philips Electronics N.V. (‘Royal Philips Electronics’) will be traded ex-dividend as of March 31, 2006. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the record dates will be April 4, 2006 for holders of American shares of New York Registry, and March 30, 2006 for other Philips shares.
The dividend as proposed to the General Meeting of Shareholders will be payable as of April 10, 2006 to all shareholders. The dividend payment to holders of American shares will be made in USD at the USD/EUR rate fi xed by the European Central Bank on April 5, 2006.
Dividend dates

	Ex- dividend date	Record date	Payment date
Amsterdam
shares	March 31, 2006	March 30, 2006	April 10, 2006

NewYork
shares	March 31, 2006	April 4, 2006	April 10, 2006
Share repurchase programs
Philips completed a share repurchase program in the fi rst half of 2005 and announced another share repurchase program on August 15, 2005. For more information see the section Other information on page 117 of this Annual Report.
Financial calendar
Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	March 23, 2006
Annual General Meeting of Shareholders	March 30, 2006
Quarterly reports 2006

First quarterly report 2006	April 18, 2006
Second quarterly report 2006	July 17, 2006
Third quarterly report 2006	October 16, 2006
Fourth quarterly report 2006	January 22, 2007 1)
Divisional analyst days 2006

Analyst day 1	May 31, 20061)
Analyst day 2	September 20, 20061)
Analyst day 3	December 5, 20061)
2007

Publication of 2006 results	January 22, 2007 1)
Publication of the Annual Report 2006	February 19, 2007 1)
Annual General Meeting of Shareholders	March 29, 2007 1)

1)	These dates are subject to final confirmation
Shareholders Communication Channel
Philips is continuously striving to improve relations with its shareholders. For instance, Philips was one of the key companies in the establishment of the Shareholders Communication Channel — a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and its shareholders.
Philips will use the Shareholders Communication Channel to distribute the Agenda for this year’s General Meeting of Shareholders as well as an instruction form to enable proxy voting at said meeting.
For the General Meeting of Shareholders on March 30, 2006 a record date (being March 23, 2006) will apply: those persons who on March 23, 2005 hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the General Meeting of Shareholders will be entitled to participate and vote at the Meeting.
Philips Annual Report 2005   229

Investor information
Investor services
In the USA
Holders of shares of New York Registry and other interested parties in the USA can obtain, free of charge, copies of the Annual Report 2005 from the Transfer and Register Agent:
Citibank Shareholder Service
P.O. Box 43077, Providence, Rhode Island 02940-3077
Telephone: 1-877-CITI-ADR (toll-free), Fax: 1-201-324-3284
Website: www.citibank.com/adr
E-mail: citibank@shareholders-online.com
Communications concerning share transfers, lost
certificates, dividends and change of address should be directed to Citibank.
The Annual Report on Form 20-F is fi led electronically with the US Securities and Exchange Commission.
International direct investment program
Philips offers a dividend reinvestment and direct stock purchase plan designed for the US market. This program enables existing shareholders and interested investors an economic and convenient way to purchase and sell Philips New York registry shares and to reinvest cash dividends. Philips does not administer or sponsor the program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms:
Citibank Shareholder Service
1-877-248-4237 (1-877-CITA-ADR)
Monday through Friday 8:30 AM EST through 6:00 PM EST
Internet address: www.citibank.com, or by writing to:
Citibank Shareholder Services
International Direct Investment Program
P.O. Box 2502, Jersey City, NJ 07303-2502
Outside the USA
Non-US shareholders and other non-US interested parties can obtain copies of the Annual Report 2005 free of charge from:
Royal Philips Electronics
Annual Report Office
P.O. Box 218, 5600 MD Eindhoven, Netherlands
Telephone: 31-40-27 83592
website: www.philips.com/annualreport/orderform
E-mail: annual.report@philips.com
Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:
ABN AMRO, Issuing Institutions Department
Kemelstede 2, 4817 ST Breda, Netherlands
Telephone: 31-76-57 99482, Fax: 31-76-57 99359
Investor Relations contacts
Royal Philips Electronics
Breitner Center, HBT 11-8
P.O. Box 77900, 1070 MX Amsterdam, Netherlands
Telephone: 31-20-59 77221
Website: www.philips.com/investor
E-mail: investor.relations@philips.com
Senior Vice—President – Investor Relations
Telephone: 31-20-59 77222
Manager – Investor Relations
Telephone: 31-20-59 77447
230   Philips Annual Report 2005